Exhibit 99.1

(Subject to Completion, Dated March 1, 2012)

[—], 2012

Dear ConocoPhillips Stockholder:

I am pleased to report that the previously announced repositioning of ConocoPhillips through the separation of ConocoPhillips’ Phillips 66 subsidiary from our remaining businesses is expected to become effective on [—], 2012, on which date Phillips 66, a Delaware corporation, will become an independent public company and will hold, through its subsidiaries, the assets and liabilities associated with ConocoPhillips’ Downstream business.

The separation will be completed by way of a pro rata distribution of all of the outstanding shares of Phillips 66 common stock to our stockholders of record as of 5:00 p.m. Eastern Time, on [—], 2012, the distribution record date. Each ConocoPhillips stockholder of record will receive one share of Phillips 66 common stock for every two shares of ConocoPhillips common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the distribution, stockholders may request that their shares of Phillips 66 common stock be transferred to a brokerage or other account at any time. No fractional shares of Phillips 66 common stock will be issued. The distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash from proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution.

ConocoPhillips has sought a private letter ruling from the Internal Revenue Service to the effect that, among other things, the distribution of Phillips 66’s common stock to ConocoPhillips stockholders, together with certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes. However, any cash that you receive in lieu of fractional shares generally will be taxable to you. It is a condition to completing the separation that ConocoPhillips receive the private letter ruling from the Internal Revenue Service, in form and substance satisfactory to ConocoPhillips, to the effect that the distribution of Phillips 66’s common stock to ConocoPhillips stockholders, together with certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, which condition may be waived by ConocoPhillips in its discretion. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws. The separation is also subject to other conditions, including necessary regulatory approvals.

The distribution does not require stockholder approval, nor do you need to take any action to receive your shares of Phillips 66 common stock. ConocoPhillips’ common stock will continue to trade on the New York Stock Exchange under the ticker symbol “COP.” Phillips 66 has applied to have its common stock authorized for listing on the New York Stock Exchange under the ticker symbol “PSX.”

The enclosed information statement, which we are mailing to all ConocoPhillips stockholders, describes the separation in detail and contains important information about Phillips 66, including its historical combined financial statements. We urge you to read this information statement carefully.

We want to thank you for your continued support of ConocoPhillips.

Sincerely,

J. J. Mulva
Chairman of the Board, President and Chief Executive Officer

[—], 2012

Dear Future Phillips 66 Stockholder:

It is our pleasure to welcome you as a future stockholder of Phillips 66. While we will be a new company upon our separation from ConocoPhillips, our businesses have a strong history of financial and operating performance. Following the separation, we will be a uniquely integrated downstream company, with operations encompassing natural gas gathering and processing, crude oil refining, petroleum products marketing, transportation, power generation, and petrochemicals manufacturing and marketing.

Given our leading position in these industries, we will have the opportunity to expand the use of our financial, technical and commercial capabilities to create value. Cash flows from operating activities are expected to be more than adequate to fund capital spending and dividend payments, allowing us to strengthen our balance sheet and build financial flexibility. We will continue to use our disciplined approach to capital spending, with the goal of having the highest returns in each of the industries in which we compete. Growth in earnings and free cash flow is expected through future investment in high-return projects. Our goal is to share our growth in cash flow with our stockholders through annual increases in dividends.

Our business strategy focuses on generating value through: (1) delivering profitable growth; (2) enhancing returns on capital; (3) maintaining financial strength; and (4) providing strong shareholder distributions. We are confident that we have the quality of assets and management to execute these strategic objectives.

We have applied to have our common stock authorized for listing on the New York Stock Exchange under the ticker symbol “PSX.”

Our management team is excited about the opportunities ahead of us, and is committed to unlocking the potential of Phillips 66. We invite you to learn more about our company and our plans by reading the enclosed material and look forward to updating you on our progress.

Sincerely,

Greg C. Garland
President
Phillips 66

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated March 1, 2012)

Information Statement

Phillips 66

Common Stock

ConocoPhillips is furnishing this Information Statement in connection with the distribution to ConocoPhillips stockholders of all of the common stock of Phillips 66 owned by ConocoPhillips, which will be 100 percent of such common stock outstanding immediately prior to the distribution. Phillips 66 currently is a wholly owned subsidiary of ConocoPhillips that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with ConocoPhillips’ Downstream business.

To implement the distribution, ConocoPhillips will distribute the shares of Phillips 66 common stock on a pro rata basis to the holders of ConocoPhillips common stock. Each holder of ConocoPhillips common stock will receive one share of common stock of Phillips 66 for every two shares of ConocoPhillips common stock held at 5:00 p.m. Eastern Time on [—], 2012, the record date for the distribution.

The distribution is expected to occur after the New York Stock Exchange (NYSE) market closing on [—], 2012. Immediately after ConocoPhillips completes the distribution, Phillips 66 will be an independent, publicly traded company. We expect that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon your receipt of shares of Phillips 66 common stock in the distribution, except with respect to any cash received in lieu of fractional shares.

No vote of ConocoPhillips stockholders is required in connection with this distribution. ConocoPhillips stockholders will not be required to pay any consideration for the shares of Phillips 66 common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their ConocoPhillips common stock or take any other action in connection with the distribution.

As ConocoPhillips owns all of the outstanding shares of Phillips 66’s common stock, there currently is no public trading market for Phillips 66 common stock. We have applied to have Phillips 66’s common stock authorized for listing on the NYSE under the ticker symbol “PSX.” Assuming the NYSE authorizes Phillips 66’s common stock for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for Phillips 66’s common stock will develop on or shortly before the record date for the distribution and will continue up to and including the distribution date. We expect the “regular-way” trading of Phillips 66’s common stock will begin on the first trading day following the distribution date.

In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors” beginning on page 19 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is [—], 2012.

ConocoPhillips first mailed this Information Statement to ConocoPhillips stockholders on or about [—], 2012.

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NOTE REGARDING THE USE OF CERTAIN TERMS

We use the following terms to refer to the items indicated:

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“We,” “us,” “our” and “company,” unless the context requires otherwise, refer to Phillips 66, the entity that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with ConocoPhillips’ Downstream business, and whose shares ConocoPhillips will distribute in the separation. ConocoPhillips’ Downstream business includes its refining, marketing and transportation operations, including power generation, its natural gas gathering, processing, transmission and marketing operations (primarily conducted through its equity investment in DCP Midstream, LLC), and its petrochemical operations (conducted through its equity investment in Chevron Phillips Chemical Company LLC). Where appropriate in context, the foregoing terms also include the subsidiaries of this entity.

•	The term “distribution” refers to the distribution of all of the shares of Phillips 66 common stock owned by ConocoPhillips to stockholders of ConocoPhillips as of the record date.

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The term “separation” refers to the separation of the Downstream business from ConocoPhillips and the creation of an independent, publicly traded company, Phillips 66, holding the Downstream business through the distribution.

•	The term “distribution date” means the date on which the distribution occurs.

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SUMMARY

This summary highlights selected information from this Information Statement relating to Phillips 66, Phillips 66’s separation from ConocoPhillips and the distribution of Phillips 66 common stock by ConocoPhillips to its stockholders. For a more complete understanding of our businesses and the separation and distribution, you should read the entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” beginning on page 19 of this Information Statement, and our audited historical combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements appearing elsewhere in this Information Statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement, including the combined financial statements of Phillips 66, assumes the completion of all the transactions referred to in this Information Statement in connection with the separation and distribution.

Our Business

Following our separation from ConocoPhillips, we believe we will have a unique approach to downstream integration through our combination as a leading refiner with significant marketing and transportation assets, one of the largest domestic producers of natural gas liquids (NGL), and one of the world’s top producers of petrochemicals. Including our equity affiliates, our operations encompass 15 refineries with a gross crude oil capacity of 2.8 million barrels per day, 10,000 branded marketing outlets, nearly 80,000 miles of pipeline, 7.2 billion cubic feet per day of gross natural gas processing capacity, and over 40 billion pounds of gross annual chemicals processing capacity. We believe this positions Phillips 66 to compete with the best in the industries across the value chain.

Phillips 66 has the following businesses, which we refer to collectively as the Downstream business:

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The Refining and Marketing (R&M) segment purchases, refines, markets and transports crude oil and petroleum products, mainly in the United States, Europe and Asia, and also engages in power generation activities.

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The Midstream segment gathers, processes, transports and markets natural gas, and fractionates and markets NGL, predominantly in the United States. The Midstream segment primarily consists of our 50 percent equity investment in DCP Midstream, LLC (DCP Midstream), a joint venture with Spectra Energy Corp.

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The Chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis. The Chemicals segment consists of our 50 percent equity investment in Chevron Phillips Chemical Company LLC (CPChem), a joint venture with Chevron Corporation.

Phillips 66 was formed in 2011 and will, at the time of the distribution, hold the assets and liabilities of ConocoPhillips’ Downstream business. Phillips 66’s headquarters will be located in Houston, Texas and its general telephone number is 281-293-6600. Our Internet website is http://www.Phillips66.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Information Statement.

Elsewhere in this Information Statement we provide a more detailed description of the Downstream business that will be separated from ConocoPhillips’ other businesses. Following the separation, Phillips 66 will be an independent, publicly traded company. ConocoPhillips will not retain any ownership interest in

Phillips 66. In connection with the separation, ConocoPhillips and Phillips 66 will enter into a number of agreements that will govern the relationship between ConocoPhillips and Phillips 66 following the distribution.

Our business is subject to various risks. For a description of these risks, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement.

Our Business Strategies

Deliver Profitable Growth

We believe all three of our business segments have profitable growth opportunities. The use of free cash flow for investments to improve R&M margins and expand Chemicals and Midstream capacity has the potential to deliver significant growth in earnings and returns.

In R&M, we have identified projects designed to reduce feedstock costs and improve clean product yield, which should expand gross profit margins and return on capital employed (ROCE). An example is the coker and refinery expansion (CORE) project at the Wood River Refinery. This project increased heavy crude oil processing capacity, while delivering a 5 percent improvement in clean product yield. Additionally, on an ongoing basis, we evaluate and execute R&M projects designed to improve operating efficiency.

We expect to have significant growth opportunities related to expanding North American natural gas and NGL production. For example, as unconventional natural gas production grows, opportunities are created for DCP Midstream to invest in new pipelines, natural gas processing plants and gathering systems. In our chemicals business, we see ways to exploit low NGL feedstock costs. In March 2011, CPChem announced plans to evaluate the construction of a world-scale ethane cracker and derivatives facility on the U.S. Gulf Coast. Internationally, CPChem is seeking to identify new petrochemical facility investment opportunities in the Middle East and Asia.

Enhance Returns on Capital

We believe ROCE is an important metric for evaluating the quality of capital allocation decisions, and it provides a good measure of portfolio value. ROCE is a measure of a company’s efficiency and profitability of its capital investments. ROCE is a ratio, the numerator of which is net income plus after-tax interest expense, and the denominator is average total equity plus total debt. We will seek to increase ROCE through a combination of portfolio optimization, investing in higher-return projects, and continuing cost discipline. Absolute ROCE improvement, as well as improvement relative to our peers, is expected to be a key performance metric as we move forward.

Of the three business segments within Phillips 66, R&M has the highest capital employed and lowest ROCE, and thus requires further rationalization to improve returns. We continue to evaluate opportunities to reduce refining exposure in markets where we expect to generate below-average returns over the medium-to-longer term because of low market crack spreads. For example, we recently sold the Wilhelmshaven Refinery in Germany and have idled and intend to sell or permanently close the Trainer Refinery in Pennsylvania. In addition to portfolio rationalization of low-returning refining assets, we plan to improve R&M ROCE through a disciplined capital allocation process.

Conversely, we expect to increase capital investments and capital employed in more profitable and higher-returning projects in our Chemicals and Midstream segments.

An important aspect to increasing ROCE is continued discipline in cost management. We plan to remain focused on costs, through internal efficiency efforts, coupled with ongoing procurement initiatives with providers of goods and services. Cost control is a key aspect of our performance evaluation and tracking.

Maintain Financial Strength

A strong balance sheet and financial flexibility are important attributes in our industry. At the time of our separation, we expect to hold an investment-grade credit rating on our long-term debt and maintain sufficient cash and liquidity to allow us to invest in high-return projects. Available cash flow in excess of capital spending and dividends can be directed toward the retirement of debt in order to achieve and maintain a targeted debt-to-capital ratio of 20 percent to 30 percent.

Strong Stockholder Distributions

We believe a significant portion of value creation can be generated through consistent growth in regular dividends and share repurchases. Distributions to shareholders also reinforce the focus on capital discipline by Phillips 66 management. We currently plan to pay quarterly cash dividends at an initial rate of $0.20 per share and, subject to market conditions and other factors, increase these dividends annually at the discretion of our Board of Directors. In addition, share repurchases will be considered after capital, dividend and debt reduction objectives are met.

Our Competitive Strengths

A Strong Safety and Environmental Stewardship Culture

We believe a workforce committed to continuous improvement in safety and environmental stewardship is a fundamental requirement for our employees, our company, and the communities in which we operate. We employ rigorous training and audit programs to drive ongoing improvement in both personal and process safety as we strive for zero incidents. We are committed to protecting the environment and continually seek to reduce our environmental footprint throughout our operations. For example, we reduced the sulfur dioxide emission from our refineries by 58 percent during the three-year period ended December 31, 2010, while our nitrogen oxides emissions were reduced 27 percent over the same period.

A Unique Approach to Downstream Integration

Our combination as a leading refiner with significant marketing and transportation assets, one of the largest domestic producers of NGL, and one of the world’s top producers of petrochemicals creates a unique approach to downstream integration through earnings diversification. Our businesses have the efficiency of scale and technical capability to compete in the most attractive markets globally. Including our equity affiliates, our operations encompass 15 refineries with a gross crude oil capacity of 2.8 million barrels per day, 10,000 branded marketing outlets, nearly 80,000 miles of pipeline, 7.2 billion cubic feet per day of gross natural gas processing capacity, and over 40 billion pounds of gross annual chemicals processing capacity. We believe this positions Phillips 66 to compete with the best in the industries across the value chain.

Geographically Diverse Refining Assets

Our 11 operated U.S. refineries are located across all five Petroleum Administration for Defense Districts (PADDs). This regional diversity enables us to participate in market opportunities as they occur in every U.S. geographic region. The level of transportation, marketing and commercial integration varies in each PADD, depending on need, and provides our refineries with dependable supply of crude oil from domestic, Canadian and other international sources. We have nearly 500,000 barrels per day of net refining capacity in four refineries in the Midcontinent region, where we currently benefit from strong margins because of low feedstock costs due to increasing onshore crude oil production. Internationally, we own or hold interests in three refineries in Europe and one in Asia. These include our 100 percent-owned Humber Refinery in the

United Kingdom, one of the most sophisticated refining assets in Europe. Humber is a fully integrated facility that produces a high portion of transportation fuels, such as gasoline and diesel fuel. Our Immingham Combined Heat and Power Plant in the United Kingdom provides steam and electricity to the Humber Refinery, as well as merchant power into the U.K. market.

Ability to Process a Variety of Crude Oil Types While Maintaining High Yields

Extensive transportation and logistics assets and commercial capabilities support our refineries, allowing the delivery of crude oil feedstock from multiple domestic, Canadian and international sources of supply. Our refineries can process a wide range of crude oils, including lower-priced heavy and sour crudes. Clean product yield is the percentage of higher-margin products (such as gasoline, distillate, aromatics, lubricants and chemical feedstocks) produced from processed crude oil and other purchased raw materials. In 2011, our refineries delivered clean product yields of 84 percent, a 1 percent improvement over 2010. Our commercial capabilities include supply and trading operations experienced in sourcing crude and marketing refined products globally.

Low-Cost Marketing Operations

Our global marketing strategy is to provide sustainable, low-cost and ratable demand for our refining network’s products. In the United States, we supply gasoline, diesel fuel and aviation fuel to approximately 8,250 marketer-owned or -supplied outlets in 49 states under three domestic brands—Phillips 66, Conoco and 76. This strong branded wholesale business is supported by long-term supply agreements with marketers. In Europe, we hold a niche marketing position through our ability to leverage our JET brand and provide a low-cost, well-established infrastructure. This network allows us to deliver a very competitive gasoline and diesel fuel brand with a premier retail offering.

Extensive Transportation Assets

Our domestic transportation business includes 15,000 miles of pipelines under management, including crude oil, petroleum product and NGL pipelines; 42 finished product terminals, 8 liquefied petroleum gas terminals, 5 crude oil terminals, and 1 coke exporting facility; an extensive fleet of marine and inland vessels under charter; and truck and rail assets. This transportation business supports our refining system and efforts to optimize refined product distribution, resulting in economies of scale that contribute to profitability.

DCP—A High-Growth Midstream Business

We conduct our midstream business primarily through a 50 percent equity investment in DCP Midstream. DCP Midstream is a leader in its sector as one of the largest natural gas gatherers and processors, NGL producers, and NGL marketers in the United States. DCP Midstream’s extensive asset base is located in many of the legacy natural gas producing regions of the United States, including the Rocky Mountains, Midcontinent, Permian, East Texas/North Louisiana, South Texas, Central Texas and the Gulf Coast. In addition, DCP Midstream is entering high-growth regions of the United States, including the Niobrara, Eagle Ford shale, Barnett shale, and Granite Wash regions, allowing for substantial growth opportunities. DCP Midstream’s assets include 62,000 miles of pipelines, 61 gas processing plants and 12 NGL fractionators. In 2010, DCP Midstream signed agreements that will enable it to become the anchor shipper of growing Eagle Ford shale gas production on a portion of the Trunkline Gas pipeline system. DCP Midstream is also planning construction of the Sand Hills Pipeline to provide NGL transportation capacity for producers in the Permian and Eagle Ford basins to gain access to market centers along the Gulf Coast.

CPChem—A High-Returning Petrochemicals Company

We conduct our chemicals business through a 50 percent equity investment in CPChem. CPChem has a number of large petrochemical facilities in the U.S. Gulf Coast region, and has significant international operations through its investments in feedstock-advantaged areas in the Middle East, with access to large, growing markets for its products, such as Asia. CPChem is one of the world’s top producers of olefins and polyolefins and a leading supplier of aromatics and styrenics. Our investment in CPChem has generated high returns in recent years, with a 2010 ROCE of 21 percent and a 2011 ROCE of 28 percent. CPChem is analyzing a number of additional growth projects globally, including proposed construction of a world-scale ethane cracker and two polyethylene facilities at or near one or more of CPChem’s Texas Gulf Coast sites. With an expected annual capacity of 3.3 billion pounds, the ethane cracker would, if progressed, increase CPChem’s U.S. ethylene capacity by over 40 percent and allow CPChem to leverage the development of significant shale gas resources in the United States.

The Separation

Overview

On [—], 2012, the Board of Directors of ConocoPhillips approved the distribution to ConocoPhillips stockholders of all the shares of common stock of Phillips 66. Phillips 66 is a wholly owned subsidiary of ConocoPhillips that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with ConocoPhillips’ Downstream business. Immediately following the distribution, ConocoPhillips stockholders as of the record date will own 100 percent of the outstanding shares of common stock of Phillips 66.

Before Phillips 66’s separation from ConocoPhillips, Phillips 66 and ConocoPhillips will enter into a Separation and Distribution Agreement and several other agreements to effect the separation and distribution. These agreements will provide for the allocation between Phillips 66 and ConocoPhillips of ConocoPhillips’ assets, liabilities and obligations and will govern the relationship between Phillips 66 and ConocoPhillips after the separation (including with respect to employee matters, tax matters and intellectual property matters). Phillips 66 and ConocoPhillips will also enter into a Transition Services Agreement and several commercial agreements which will provide for, among other things, the provision of transitional services, utility cost allocation, delivery system maintenance for certain premises, and ongoing commodity supply arrangements.

The ConocoPhillips Board of Directors believes that separating the Downstream business from ConocoPhillips’ other businesses through the distribution is in the best interests of ConocoPhillips and its stockholders and has concluded the separation will provide each company with a number of material opportunities and benefits, including the following:

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Strategic Focus.  Position each company to pursue a more focused strategy, with ConocoPhillips well-positioned for organic growth through ongoing strategic initiatives in the upstream sector, and Phillips 66 well-positioned to pursue value creation strategies in the downstream sector with greater flexibility as a result of being an independent and dedicated downstream company.

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Management Focus.  Allow management of each company to concentrate that company’s resources wholly on its particular market segments, customers and core businesses, with greater ability to anticipate and respond faster to changing markets and new opportunities. Operationally, both companies will be positioned as leaders in their segments, with sufficient size to manage risks and anticipate and respond to opportunities. Each company will be able to focus on its core operations, with greater management focus on customized strategies that can deliver long-term shareholder value.

•	Recruiting and Retaining Employees. Allow each company to recruit and retain employees with expertise directly applicable to its needs and under compensation policies that are appropriate for its specific lines of business. In particular, following the distribution, the value of equity-based incentive compensation arrangements offered by each company should be more closely aligned with the performance of its businesses. Such equity-based compensation arrangements should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel at all levels of the organization, including those key employees considered essential to that company’s future success.

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Access to Capital and Capital Structure.  Eliminate competition for capital between the two business lines. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish a capital structure and dividend policy appropriate for their business needs. In addition, the separation will result in separately traded stocks reflecting a pure-play upstream company and an integrated downstream company that will facilitate each company’s growth strategy.

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Investor Choice.  Provide investors with a more targeted investment opportunity in each company that offers different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. For more information, see “The Separation—Conditions to the Distribution” and “Risk Factors—Risks Relating to the Separation” included elsewhere in this Information Statement.

Questions and Answers About the Separation and Distribution

Q:	Why is ConocoPhillips separating the Downstream business?

A:	ConocoPhillips’ Board of Directors and management believe separating the Downstream business will have the following benefits: it will enable each company to pursue a more focused strategy; it will enable the management of each company to concentrate that company’s resources wholly on its particular market segments, customers and core businesses, with greater ability to anticipate and respond faster to changing markets and opportunities; it will allow each company to recruit and retain employees with expertise directly applicable to its needs; it will eliminate competition for capital between the two business lines; and it will provide investors in each company with a more targeted investment opportunity.

Q:	How will ConocoPhillips accomplish the separation of Phillips 66?

A:	The separation involves ConocoPhillips’ distribution to its stockholders of all the shares of our common stock. Following the distribution, we will be a publicly traded company independent from ConocoPhillips, and ConocoPhillips will not retain any ownership interest in our company.

Q:	What will I receive in the distribution?

A:	ConocoPhillips will distribute one share of Phillips 66 common stock for every two shares of ConocoPhillips common stock outstanding as of the record date. You will pay no consideration nor give up any portion of your ConocoPhillips common stock to receive shares of our common stock in the distribution.
Q:	What is the record date for the distribution, and when will the distribution occur?

A:	The record date is [—], 2012, and ownership will be determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the “record date,” we are referring to that time and date. ConocoPhillips will distribute shares of Phillips 66 common stock on [—], 2012, which we refer to as the distribution date.

Q:	As a holder of shares of ConocoPhillips common stock as of the record date, what do I have to do to participate in the distribution?

A:	Nothing. Stockholders of ConocoPhillips common stock on the record date are not required to pay any cash or deliver any other consideration, including any shares of ConocoPhillips common stock, for the shares of our common stock to be distributed to them. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy.

Q:	Why is no stockholder vote required to approve the separation and its material terms?

A:	Delaware law does not require a shareholder vote to approve the separation because the separation does not constitute a transfer of all or substantially all of the assets of ConocoPhillips to Phillips 66.

Q:	How will fractional shares be treated in the separation?

A:	ConocoPhillips will not distribute any fractional shares of Phillips 66 common stock to ConocoPhillips stockholders.

Fractional shares of Phillips 66 common stock to which ConocoPhillips stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	If I sell my shares of ConocoPhillips common stock before or on the distribution date, will I still be entitled to receive Phillips 66 shares in the distribution with respect to the sold shares?

A:	Beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be two markets in ConocoPhillips common stock: a “regular way” market and an “ex-distribution” market. Shares of ConocoPhillips common stock that trade on the regular way market will trade with an entitlement to receive shares of our common stock to be distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock to be distributed in the distribution, so that holders who sell shares ex-distribution will be entitled to receive shares of our common stock even though they have sold their shares of ConocoPhillips common stock after the record date. Therefore, if you owned shares of ConocoPhillips common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the distribution. If you own shares of ConocoPhillips common stock at 5:00 p.m. Eastern Time on the record date and sell these shares in the ex-distribution market on any date up to and including the distribution date, you will still receive the shares of our common stock that you would be entitled to receive in respect of your ownership of the shares of ConocoPhillips common stock that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your ConocoPhillips common stock prior to or on the distribution date.

Q:	Will the distribution affect the number of shares of ConocoPhillips I currently hold?

A:	No, the number of shares of ConocoPhillips common stock held by a stockholder will be unchanged. The market value of each ConocoPhillips share, however, will decline to reflect the impact of the distribution.

Q:	What are the U.S. federal income tax consequences of the distribution of shares of Phillips 66 common stock to U.S. stockholders?

A:	The distribution is conditioned upon, among other matters, ConocoPhillips’ receipt of a private letter ruling from the U.S. Internal Revenue Service (IRS) in form and substance satisfactory to

ConocoPhillips in its sole discretion, to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.”

ConocoPhillips has applied for a private letter ruling from the IRS, and expects to receive an opinion from counsel, to the effect that the distribution will so qualify. On the basis the distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of shares of Phillips 66 common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares.

You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information regarding the private letter ruling, the tax opinion and certain U.S. federal income tax consequences of the distribution, see the summary under “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	How will I determine the tax basis I will have in my ConocoPhillips shares after the distribution and the Phillips 66 shares I receive in the distribution?

A:	Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of ConocoPhillips common stock and the shares of Phillips 66 common stock you receive in the distribution
(including any fractional share for which cash is received) will equal the aggregate basis of ConocoPhillips common stock held by you immediately before the distribution. This aggregate basis should be allocated between your shares of ConocoPhillips common stock and the shares of Phillips 66 common stock you receive in the distribution (including any fractional share for which cash is received) in proportion to the relative fair market value of each immediately following the distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	Will I receive a stock certificate for Phillips 66 shares distributed as a result of the distribution?

A:	No. Registered holders of ConocoPhillips common stock who are entitled to participate in the distribution will receive a book-entry account statement reflecting their ownership of Phillips 66 common stock. For additional information, registered stockholders in the United States, Canada or Puerto Rico should contact ConocoPhillips’ transfer agent, Computershare Shareowner Services LLC, at 800-356-0066 or through its website at www.bnymellon.com. Stockholders from outside the United States, Canada and Puerto Rico may call 1-201-680-6578. See “The Separation—When and How You Will Receive the Distribution of Phillips 66 Shares.”

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	ConocoPhillips stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with Phillips 66 common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:	What if I have stock certificates reflecting my shares of ConocoPhillips common stock? Should I send them to the transfer agent or to ConocoPhillips?

A:	No, you should not send your stock certificates to the transfer agent or to ConocoPhillips. You should retain your ConocoPhillips stock certificates.

Q:	Why is the separation of the two companies structured as a distribution of shares of Phillips 66?

A:	ConocoPhillips believes a distribution of shares in Phillips 66 in a transaction that is generally tax-free for U.S. federal income tax purposes is the most tax-efficient way to separate the companies.

Q:	Can ConocoPhillips decide to cancel the distribution of the Phillips 66 common stock even if all the conditions have been met?

A:	Yes. ConocoPhillips has the right to terminate the distribution at any time prior to the distribution date, even if all of the conditions to the distribution are satisfied, if at any time ConocoPhillips’ Board of Directors determines the distribution is not in the best interests of ConocoPhillips and its stockholders.

Q:	Will Phillips 66 incur any debt prior to or at the time of the separation?

A:	Yes. We intend to enter into new financing arrangements in anticipation of the separation and distribution. We expect to incur up to $7.8 billion of new debt and accept assignment of approximately $0.2 billion of existing ConocoPhillips debt associated with downstream operations. At separation, we plan to retain a minimum of $2.0 billion in cash and cash equivalents and make a cash distribution of approximately $5.8 billion to ConocoPhillips, subject to working capital adjustments. ConocoPhillips intends to use the proceeds of the cash distribution from us solely to make distributions to its stockholders, repurchase outstanding ConocoPhillips common stock, repay debt owed by ConocoPhillips to unrelated third parties, or a combination of the foregoing, in each case within 12 months following the distribution. See “The Separation—Incurrence of Debt.”

Following the separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from ConocoPhillips’ other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation.”

Q:	Does Phillips 66 intend to pay cash dividends?

A:	Yes. We intend to pay a cash dividend at an initial rate of $0.20 per share per quarter, or $0.80 per share per year. The declaration and amount of all future dividends, however, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant. See “Dividend Policy.”

Q:	Will Phillips 66 common stock trade on a stock market?

A:	Yes. Currently, there is no public market for our common stock. We have applied to have Phillips 66 common stock authorized for listing on the NYSE under the ticker symbol “PSX,” subject to official notice of issuance. We cannot predict the trading prices for our common stock when such trading begins.

Q:	Will my shares of ConocoPhillips common stock continue to trade?

A:	Yes. ConocoPhillips common stock will continue to be listed and trade on the NYSE under the ticker symbol “COP.”

Q:	Will the separation affect the trading price of my ConocoPhillips stock?

A:	Yes. The trading price of shares of ConocoPhillips common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the Downstream business. We cannot provide you with any assurance regarding the price at which the ConocoPhillips shares will trade following the separation.

Q:	What will happen to ConocoPhillips stock options, restricted shares, restricted stock units, performance stock units and stock appreciation rights?

A:	For information on the treatment of ConocoPhillips equity-based compensation awards, see “The Separation—Treatment of Equity-Based Compensation” and “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Employee Matters Agreement.”
Q:	What will the relationship between ConocoPhillips and Phillips 66 be following the separation?

A:	After the separation, ConocoPhillips will not own any shares of Phillips 66 common stock, and each of ConocoPhillips and Phillips 66 will be independent, publicly traded companies with their own management teams and Boards of
Directors. However, in connection with the separation, we will enter into a number of agreements with ConocoPhillips governing the separation and allocating responsibilities for obligations arising before and after the separation, including, among others, obligations relating to our employees, taxes and intellectual property. See “Certain Relationships and Related Transactions—Agreements with ConocoPhillips.”

Q:	Will I have appraisal rights in connection with the separation and distribution?

A:	No. Holders of ConocoPhillips common stock are not entitled to appraisal rights in connection with the separation and distribution.

Q:	Who is the transfer agent for your common stock?

A:	Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310

Q:	Who is the distribution agent for the distribution?

A:	Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of Phillips 66 shares, you should contact the distribution agent:

Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 800-356-0066 or 1-201-680-6578 (outside the United States, Canada and Puerto Rico)
Before the separation, if you have questions relating to the separation and distribution, you should contact ConocoPhillips at:

ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079
Attention: Shareholder Relations
Telephone: 281-293-6800
Email: shareholder.relations@conocophillips.com

Summary of the Separation and Distribution

The following is a summary of the material terms of the separation, distribution and other related transactions.

Distributing company	ConocoPhillips, a Delaware corporation. After the distribution, ConocoPhillips will not own any shares of Phillips 66 common stock.

Distributed company	Phillips 66, a Delaware corporation, is a wholly owned subsidiary of ConocoPhillips that was formed in 2011 and that, at the time of the distribution, will hold, through its subsidiaries, all of the assets and liabilities of ConocoPhillips’ Downstream business. After the distribution, Phillips 66 will be an independent, publicly traded company.

Distributed company structure	Phillips 66 is a holding company. At the time of the distribution it will own, directly or indirectly, the shares of a number of subsidiaries operating its global businesses. The main U.S. operating company is Phillips 66 Company.

Record date	The record date for the distribution is 5:00 p.m. Eastern Time on [—], 2012.

Distribution date	The distribution date is [—], 2012.

Distributed securities	ConocoPhillips will distribute 100 percent of the shares of Phillips 66 common stock outstanding immediately prior to the distribution. Based on the approximately 1,280 million shares of ConocoPhillips common stock outstanding on January 31, 2012, and applying the distribution ratio of one share of Phillips 66 common stock for every two shares of ConocoPhillips common stock, ConocoPhillips will distribute approximately 640 million shares of Phillips 66 common stock to ConocoPhillips stockholders who hold ConocoPhillips common stock as of the record date.

Distribution ratio	Each holder of ConocoPhillips common stock will receive one share of Phillips 66 common stock for every two shares of ConocoPhillips common stock held at 5:00 p.m. Eastern Time on [—], 2012.

Fractional shares

ConocoPhillips will not distribute any fractional shares of Phillips 66 common stock to ConocoPhillips stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market and distribute the aggregate cash proceeds, net of brokerage fees and other costs, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” in this Information Statement.

Distribution method	Phillips 66 common stock will be issued only by direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this distribution.

Conditions to the distribution	The distribution is subject to the satisfaction or waiver by ConocoPhillips of the following conditions, as well as other conditions described in this Information Statement in “The Separation—Conditions to the Distribution”:

•

The U.S. Securities and Exchange Commission (SEC) will have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended; no order suspending the effectiveness of the registration statement shall be in effect; and no proceedings for such purpose shall be pending before or threatened by the SEC.

•

Any required actions and filings with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, have become effective or been accepted.

•	The Phillips 66 common stock will have been authorized for listing on the NYSE or another national securities exchange approved by ConocoPhillips, subject to official notice of issuance.

•	Prior to the distribution, this Information Statement will have been mailed to the holders of ConocoPhillips common stock as of the record date.

•

ConocoPhillips will have received a private letter ruling from the IRS in form and substance satisfactory to ConocoPhillips in its sole discretion, to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

•	No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution will be in effect.

•	Any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect.

The fulfillment of the foregoing conditions does not create any obligations on ConocoPhillips’ part to effect the distribution, and the ConocoPhillips Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Stock exchange listing	We have applied to have our shares of common stock authorized for listing on the NYSE under the ticker symbol “PSX,” subject to official notice of issuance.

Dividend policy	We intend to pay a cash dividend at an initial rate of $0.20 per share per quarter, or $0.80 per share per year. However, the declaration and amount of all dividends will be at the discretion of our Board of Directors and will depend upon factors the Board of Directors deems relevant. For more information, see “Dividend Policy.”

Transfer agent	Computershare Shareowner Services LLC.

U.S. federal income tax consequences	On the basis that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes, no gain or loss will be recognized by a stockholder of ConocoPhillips, and no amount will be included in the income of a stockholder of ConocoPhillips for U.S. federal income tax purposes, upon the receipt of shares of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the potential U.S. federal income tax consequences to you of the distribution, see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Summary Risk Factors

Our business is subject to a number of risks, including risks related to the separation and distribution. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

Risks Relating to the Separation

•	We may not realize the potential benefits from the separation, and our historical combined and pro forma financial information is not necessarily indicative of our future prospects.

•

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company, and we may experience increased ongoing costs in connection with being an independent public company.

•

In connection with our separation from ConocoPhillips, ConocoPhillips will indemnify us for certain liabilities, and we will indemnify ConocoPhillips for certain liabilities. If we are required to act under these indemnities to ConocoPhillips, we may need to divert cash to meet those obligations, and our financial results could be negatively impacted. The ConocoPhillips indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and ConocoPhillips may not be able to satisfy its indemnification obligations in the future.

•

Following the separation, we will have debt obligations that could restrict our business and adversely impact our financial condition, results of operations or cash flows. In addition, the separation of our business from ConocoPhillips’ businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.

•	Several members of our Board of Directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of ConocoPhillips.

•

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, you and ConocoPhillips could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify ConocoPhillips for material taxes pursuant to indemnification obligations under the Tax Sharing Agreement.

•

We may not be able to engage in desirable strategic or capital raising transactions following the distribution. In addition, under some circumstances, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital raising transactions.

Risks Relating to Our Industry and Our Business

•	Our operating results and our future rate of growth are exposed to the effects of changing commodity prices and refining and petrochemical margins.

•

Uncertainty and illiquidity in credit and capital markets can impair our ability to obtain credit and financing on acceptable terms and can adversely affect the financial strength of our business partners.

•

We expect to continue to incur substantial capital expenditures and operating costs as a result of our compliance with existing and future environmental laws and regulations. Likewise, future environmental laws and regulations may impact or limit our current business plans and reduce demand for our products.

•	Domestic and worldwide political and economic developments could damage our operations and materially reduce our profitability and cash flows.

•	Activities in our Chemicals and Midstream segments involve numerous risks that may result in accidents or otherwise affect the ability of our equity affiliates to make distributions to us.

•

Our operations present hazards and risks, which may not be fully covered by insurance, if insured. If a significant accident or event occurs for which we are not adequately insured, our operations and financial results could be adversely affected.

•	We are subject to interruptions of supply and increased costs as a result of our reliance on third-party transportation of crude oil and refined products.

•	Competitors that produce their own supply of feedstocks, have more extensive retail outlets, or have greater financial resources may have a competitive advantage.

•	A significant interruption in one or more of our refineries could adversely affect our business.

Risks Relating to Ownership of Our Common Stock

•

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the distribution.

•	A large number of our shares are, or will be, eligible for future sale, which may cause the market price for our common stock to decline.

•

If our common stock is not included in the Standard & Poor’s 500 Index or other stock indices, significant amounts of our common stock could be sold in the open market where they may not meet with offsetting new demand.

•	Provisions in our corporate documents and Delaware law could delay or prevent a change in control of us.

•	We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

SELECTED COMBINED FINANCIAL DATA OF PHILLIPS 66

The following selected financial data reflect the combined operations of Phillips 66. We derived the selected combined income statement data for the years ended December 31, 2011, 2010 and 2009, and the selected combined balance sheet data as of December 31, 2011 and 2010, as set forth below, from Phillips 66’s audited combined financial statements, which are included elsewhere in this Information Statement. We derived the selected combined income statement data for the year ended December 31, 2008, and the selected combined balance sheet data as of December 31, 2009, from Phillips 66’s audited combined financial statements, which are not included in this Information Statement. We derived the selected combined income statement data for the year ended December 31, 2007, and the selected combined balance sheet data as of December 31, 2008 and 2007, from Phillips 66’s underlying financial records, which were derived from the financial records of ConocoPhillips, and which are not included in this Information Statement. The historical results do not necessarily indicate the results expected for any future period.

To ensure full understanding, you should read the selected combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this Information Statement.

	Millions of Dollars

	Year Ended December 31

	2011	2010	2009	2008	2007

Sales and other operating revenues	$196,088	146,561	112,692	171,706	139,383
Net income	4,780	740	479	2,665	6,121
Net income attributable to Phillips 66	4,775	735	476	2,662	6,116
Total assets	43,211	44,955	42,880	38,934	43,133
Long-term debt	361	388	403	417	442

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this Information Statement. Some of these risks relate principally to our separation from ConocoPhillips, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock.

Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to the Separation

We may not realize the potential benefits from the separation, and our historical combined and pro forma financial information is not necessarily indicative of our future prospects.

We may not realize the potential benefits we expect from our separation from ConocoPhillips. We have described those anticipated benefits elsewhere in this Information Statement. See “The Separation—Reasons for the Separation.” In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from ConocoPhillips, including loss of access to some of the financial, managerial and professional resources from which we have benefited in the past.

Our historical combined and pro forma financial information is not necessarily indicative of our future financial condition, future results of operations or future cash flows, nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented. The historical combined financial information is not necessarily indicative of our future financial condition, results of operations or cash flows primarily because of the following factors:

•

Our historical combined financial results reflect allocations of expenses for services historically provided by ConocoPhillips, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company.

•

Our working capital requirements historically have been satisfied as part of ConocoPhillips’ corporate-wide cash management programs, and our cost of debt and other capital may significantly differ from that reflected in our historical combined financial statements.

•

The historical combined financial information may not fully reflect the costs associated with being an independent public company, including significant changes that may occur in our cost structure, management, financing arrangements and business operations as a result of our separation from ConocoPhillips, including all the costs related to being an independent public company.

•	The historical combined financial information may not fully reflect the effects of certain liabilities that we will incur or assume.

We based the pro forma adjustments on available information and assumptions that may prove not to be accurate. In addition, our unaudited pro forma condensed combined financial information may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma condensed combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and our historical combined financial statements and the notes to those statements included elsewhere in this Information Statement.

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company, and we may experience increased ongoing costs in connection with being an independent public company.

We have historically used ConocoPhillips’ corporate infrastructure to support our business functions, including information technology systems. The expenses related to establishing and maintaining this infrastructure were spread among all of ConocoPhillips’ businesses. Following the separation and after the expiration of the Transition Services Agreement, we will no longer have access to ConocoPhillips’ infrastructure, and we will need to establish our own. We expect to incur costs beginning in 2012 to establish the necessary infrastructure. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

ConocoPhillips currently performs many important corporate functions for us, including some treasury, tax administration, accounting, financial reporting, human resources, compensation, legal and other services. We currently compensate ConocoPhillips for many of these services on a cost-allocation basis. Following the separation, ConocoPhillips will continue to provide some of these services to us on a transitional basis, generally for a period of up to 12 months, with a possible extension of 6 months, pursuant to a Transition Services Agreement that we will enter into with ConocoPhillips. For more information regarding the Transition Services Agreement, see “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Transition Services Agreement.” ConocoPhillips may not successfully execute all these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operation and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical combined financial statements or that we have agreed to pay ConocoPhillips during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

Currently, we are not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” After the separation, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, in the future, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

We will be subject to continuing contingent liabilities of ConocoPhillips following the separation.

After the separation, there will be several significant areas where the liabilities of ConocoPhillips may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the ConocoPhillips consolidated U.S. federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire ConocoPhillips consolidated tax reporting group for that taxable period. In connection with the separation, we will enter into a Tax Sharing Agreement with ConocoPhillips that will allocate the responsibility for prior period taxes of the ConocoPhillips consolidated tax reporting group between us and ConocoPhillips. See “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Tax Sharing Agreement.” ConocoPhillips may be unable to pay any prior period taxes for which it is responsible, and we could be required to pay the entire amount of such taxes. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, you and ConocoPhillips could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify ConocoPhillips for material taxes pursuant to indemnification obligations under the Tax Sharing Agreement.

ConocoPhillips has applied for a private letter ruling from the IRS substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. ConocoPhillips has advised us that it does not currently intend to complete the distribution if it has not obtained the IRS private letter ruling substantially to the effect that the distribution, together with certain related transactions, will so qualify. The private letter ruling and the tax opinion that ConocoPhillips expects to receive from Wachtell, Lipton, Rosen & Katz, special counsel to ConocoPhillips, will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the private letter ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment. Notwithstanding the private letter ruling and opinion, the IRS could determine the distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines any of the representations, assumptions or undertakings that were included in the request for the private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling. For more information regarding the private letter ruling and the opinion, see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

If the distribution fails to qualify for tax-free treatment, in general, ConocoPhillips would be subject to tax as if it had sold the Phillips 66 common stock in a taxable sale for its fair market value, and ConocoPhillips stockholders who receive shares of Phillips 66 common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Under the Tax Sharing Agreement between ConocoPhillips and us, we would generally be required to indemnify ConocoPhillips against any tax resulting from the distribution to the extent that such tax resulted from (i) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (ii) other actions or failures to act by us, or (iii) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Tax Sharing Agreement.” Our indemnification obligations to ConocoPhillips and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify ConocoPhillips or such other persons under the circumstances set forth in the Tax Sharing Agreement, we may be subject to substantial liabilities.

We may not be able to engage in desirable strategic or capital-raising transactions following the distribution. In addition, under some circumstances, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

To preserve the tax-free treatment to ConocoPhillips of the distribution, for the two-year period following the distribution we may be prohibited, except in specified circumstances, from:

•	Entering into any transaction pursuant to which all or a portion of our stock would be acquired, whether by merger or otherwise.
•	Issuing equity securities beyond certain thresholds.
•	Repurchasing our common stock.
•	Ceasing to actively conduct the refining business.
•	Taking or failing to take any other action that prevents the distribution and related transactions from being tax-free.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Tax Sharing Agreement.”

In connection with our separation from ConocoPhillips, ConocoPhillips will indemnify us for certain liabilities and we will indemnify ConocoPhillips for certain liabilities. If we are required to act on these indemnities to ConocoPhillips, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. The ConocoPhillips indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and ConocoPhillips may not be able to satisfy its indemnification obligations in the future.

Pursuant to the Indemnification and Release Agreement and certain other agreements with ConocoPhillips, ConocoPhillips will agree to indemnify us for certain liabilities, and we will agree to indemnify ConocoPhillips for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Indemnification and Release Agreement.” Indemnities that we may be required to provide ConocoPhillips are not subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that ConocoPhillips has agreed to retain. Further, the indemnity from ConocoPhillips may not be sufficient to protect us against the full amount of such liabilities, and ConocoPhillips may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from ConocoPhillips any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

After the separation, ConocoPhillips’ insurers may deny coverage to us for losses associated with occurrences prior to the separation.

In connection with the separation, we will enter into agreements with ConocoPhillips to address several matters associated with the separation, including insurance coverage. See “Certain Relationships and Related Transactions—Agreements with ConocoPhillips.” After the separation, ConocoPhillips’ insurers may deny coverage to us for losses associated with occurrences prior to the separation. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage.

Following the separation, we will have debt obligations that could restrict our business and adversely impact our financial condition, results of operations or cash flows. In addition, the separation of our business from ConocoPhillips’ businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively.

Immediately following the separation, we expect to bear a total combined indebtedness for borrowed money and capital lease obligations of approximately $8 billion. We may also incur substantial additional indebtedness in the future. Our indebtedness may impose various restrictions and covenants on us that could have material adverse consequences.

Our separation from ConocoPhillips’ other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively.

We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with ConocoPhillips.

The agreements we will enter into with ConocoPhillips in connection with the separation, including the Separation and Distribution Agreement, Tax Sharing Agreement, Employee Matters Agreement, Indemnification and Release Agreement and Transition Services Agreement, will have been negotiated in the context of the separation while we were still a wholly owned subsidiary of ConocoPhillips. Accordingly, during the period in which the terms of those agreements will have been negotiated, we will not have had an independent Board of Directors or a management team independent of ConocoPhillips. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements to be negotiated in the context of the separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between ConocoPhillips and us. Arm’s-length negotiations between ConocoPhillips and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See “Certain Relationships and Related Transactions—Agreements with ConocoPhillips.”

Several members of our Board of Directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of ConocoPhillips.

Several members of our Board of Directors and management own common stock of ConocoPhillips and/or stock options to purchase common stock of ConocoPhillips or other equity-based awards because of their current or prior relationships with ConocoPhillips, which could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for ConocoPhillips and us. See “Management” and “Directors.”

Transfer or assignment to us of certain contracts, investments in joint ventures and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

Transfer or assignment of certain of the contracts, investments in joint ventures and other assets in connection with our separation from ConocoPhillips require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. Some parties may use the requirement of a consent to seek more favorable contractual terms from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our separation from ConocoPhillips. In addition, where we do not intend to obtain consent from third party counterparties based on our belief that no consent is required, the third party counterparties may challenge a transfer of assets to us on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

Risks Relating to Our Industry and Our Business

Our operating results and our future rate of growth are exposed to the effects of changing commodity prices and refining and petrochemical margins.

Our revenues, operating results and future rate of growth are highly dependent on a number of factors, including fixed and variable expenses (including the cost of crude oil and other refinery feedstocks) and the margin relative to those expenses at which we are able to sell refined products. In recent years, the prices of crude oil and refined products have fluctuated substantially. These prices depend on numerous factors beyond our control, including the global supply and demand for crude oil, gasoline and other refined products, which are subject to, among other things:

•	Changes in the global economy and the level of foreign and domestic production of crude oil and refined products.
•	Availability of crude oil and refined products and the infrastructure to transport crude oil and refined products.
•	Local factors, including market conditions, the level of operations of other refineries in our markets, and the volume of refined products imported.
•	Threatened or actual terrorist incidents, acts of war and other global political conditions.
•	Government regulations.
•	Weather conditions, hurricanes or other natural disasters.

The price of crude oil influences prices for refined products. We do not produce crude oil and must purchase all of the crude oil we process. Many crude oils available on the world market will not meet the quality restrictions for use in our refineries. Others are not economical to use due to excessive transportation costs or for other reasons. The prices for crude oil and refined products can fluctuate differently based on global, regional and local market conditions. In addition, the timing of the relative movement of the prices (both among different classes of refined products and among various global markets for similar refined products), as well as the overall change in refined product prices, can reduce refining margins and could have a significant impact on our refining, wholesale marketing and retail operations, revenues, operating income and cash flows. Also, crude oil supply contracts generally have market-responsive pricing provisions. We purchase our refinery feedstocks weeks before manufacturing and selling the refined products. Price level changes during the period between purchasing feedstocks and selling the refined products from these feedstocks could have a significant effect on our financial results. We also purchase refined products produced by others for sale to our customers. Price level changes during the periods between purchasing and selling these refined products also could have a material adverse effect on our business, financial condition and results of operations.

Uncertainty and illiquidity in credit and capital markets can impair our ability to obtain credit and financing on acceptable terms and can adversely affect the financial strength of our business partners.

Our ability to obtain credit and capital depends in large measure on the state of the credit and capital markets, which is beyond our control. Our ability to access credit and capital markets may be restricted at a time when we would like, or need, access to those markets, which could constrain our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity financing may be adversely impacted by unstable or illiquid market conditions. Protracted uncertainty and illiquidity in these markets also could have an adverse impact on our lenders, commodity hedging counterparties, or our customers, preventing them from meeting their obligations to us.

From time to time, our cash needs may exceed our internally generated cash flow, and our business could be materially and adversely affected if we are unable to obtain necessary funds from financing activities. From time to time, we may need to supplement our cash generated from operations with proceeds from financing activities. Following the separation, at a minimum, we will have a liquidity facility, such as a revolving credit facility, to provide us with available financing intended to meet any ongoing cash needs in excess of internally generated cash flows. Uncertainty and illiquidity in financial markets may materially impact the ability of the participating financial institutions to fund their commitments to us under our liquidity facility. Accordingly, we may not be able to obtain the full amount of the funds available under our liquidity facility to satisfy our cash requirements, and our failure to do so could have a material adverse effect on our operations and financial position.

Deterioration in our credit profile could increase our costs of borrowing money and limit our access to the capital markets and commercial credit, and could trigger our partners’ rights under joint venture arrangements.

Upon our separation from ConocoPhillips, based on our expected capital structure and a comparison with peers in our industry, we expect to initially receive an investment grade credit rating from Standard & Poor’s Rating Service and Moody’s Investor Service. (Ratings from credit agencies are not recommendations to buy, sell or hold our securities; and each rating should be evaluated independently of any other rating.) We may not initially receive such ratings or, if received, our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade our rating below investment grade, our borrowing costs would increase, and our funding sources could decrease. In addition, a failure by us to maintain an investment grade rating could affect our business relationships with suppliers and operating partners. For example, our agreement with Chevron regarding CPChem permits Chevron to buy our 50 percent interest in CPChem for fair market value if, at any time after the separation, we experience a change in control or if both Moody’s Investor Service and Standard & Poor’s Ratings Service lower our credit ratings below investment grade and the credit rating from either rating agency remains below investment grade for 365 days thereafter, with fair market value determined by agreement or by nationally recognized investment banks. As a result of these factors, a downgrade of our credit ratings could have a materially adverse impact on our future operations and financial position.

We expect to continue to incur substantial capital expenditures and operating costs as a result of our compliance with existing and future environmental laws and regulations. Likewise, future environmental laws and regulations may impact or limit our current business plans and reduce demand for our products.

Our business is subject to numerous laws and regulations relating to the protection of the environment. These laws and regulations continue to increase in both number and complexity and affect our operations with respect to, among other things:

•	The discharge of pollutants into the environment.
•	Emissions into the atmosphere (such as nitrogen oxides, sulfur dioxide and mercury emissions, and greenhouse gas emissions as they are, or may become, regulated).
•	The handling, use, storage, transportation, disposal and clean up of hazardous materials and hazardous and nonhazardous wastes.
•	The dismantlement, abandonment and restoration of our properties and facilities at the end of their useful lives.

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our business, financial condition, results of operations and cash flows in future periods could be materially adversely affected.

To the extent there are significant changes in the Earth’s climate, such as more severe or frequent weather conditions in the markets we serve or the areas where our assets reside, we could incur increased expenses, our operations could be materially impacted, and demand for our products could fall.

Domestic and worldwide political and economic developments could damage our operations and materially reduce our profitability and cash flows.

Actions of the U.S., state, local and international governments through tax and other legislation, executive order and commercial restrictions could reduce our operating profitability both in the United States and abroad. The U.S. government can prevent or restrict us from doing business in foreign countries. These restrictions and those of foreign governments could limit our ability to operate in, or gain access to, opportunities in various countries, as well as limit our ability to obtain the optimum slate of crude oil and other refinery feedstocks. Actions by both the United States and host governments may affect our operations significantly in the future.

Renewable fuels and alternative energy mandates could reduce demand for refined products. Tax incentives and other subsidies can make renewable fuels and alternative energy more competitive with refined products than they otherwise might be, which may reduce refined product margins and hinder the ability of refined products to compete with renewable fuels.

Large refinery capital projects can take many years to complete, and market conditions could deteriorate significantly between the project approval date and the project startup date, negatively impacting project returns.

To approve a large-scale capital project at a refinery, the project must meet an acceptable level of return on the capital to be employed into the project. We base these forecasted project economics on our best estimate of future market conditions. Most large-scale refinery projects take many years to complete. During this multi-year period, market conditions can change from those we forecast, and these changes could be significant. Accordingly, we may not be able to realize our expected returns from a large investment in a refinery capital project, and this could negatively impact our results of operations, cash flows and our return on capital employed.

Our investments in joint ventures decrease our ability to manage risk.

We conduct some of our operations, including a large part of our Midstream segment and our entire Chemicals segment, through joint ventures in which we share control with our joint venture participants. Our joint venture participants may have economic, business or legal interests or goals that are inconsistent with those of the joint venture or us, or our joint venture participants may be unable to meet their economic or other obligations, and we may be required to fulfill those obligations alone. Failure by us, or an entity in which we have a joint venture interest, to adequately manage the risks associated with any acquisitions or joint ventures could have a material adverse effect on the financial condition or results of operations of our joint ventures and, in turn, our business and operations.

Activities in our Chemicals and Midstream segments involve numerous risks that may result in accidents or otherwise affect the ability of our equity affiliates to make distributions to us.

There are a variety of hazards and operating risks inherent in the manufacture of petrochemicals and the gathering, processing, transmission, storage, and distribution of natural gas and NGL, such as spills, leaks, explosions and mechanical problems that could cause substantial financial losses. In addition, these risks could result in significant injury, loss of human life, damage to property, environmental pollution and impairment of operations, any of which could result in substantial losses. For assets located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damage resulting from these risks could be greater. Should any of these risks materialize, it could have a material adverse effect on the business and financial condition of CPChem, DCP Midstream or Rockies Express Pipeline and negatively impact their ability to make future distributions to us.

Our operations present hazards and risks, which may not be fully covered by insurance, if insured. If a significant accident or event occurs for which we are not adequately insured, our operations and financial results could be adversely affected.

The scope and nature of our operations present a variety of operational hazards and risks, including explosions, fires, toxic emissions, maritime hazards and natural catastrophes, that must be managed through continual oversight and control. For example, the operation of refineries, power plants, fractionators, pipelines and terminals is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or hazardous substances. If any of these events had previously occurred or occurs in the future in connection with any of our refineries, pipelines or refined products terminals, or in connection with any facilities which receive our wastes or by-products for treatment or disposal, other than events for which we are indemnified, we could be liable for all costs and penalties associated with their remediation under federal, state, local and international environmental laws or common law, and could be liable for property damage to third-parties caused by contamination from releases and spills. These and other risks are present throughout our operations. As protection against these hazards and risks, we maintain insurance against many, but not all, potential losses or liabilities arising from such operating risks. As such, our insurance coverage may not be sufficient to fully cover us against potential losses arising from such risks. Uninsured losses and liabilities arising from operating risks could reduce the funds available to us for capital and investment spending and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to interruptions of supply and increased costs as a result of our reliance on third-party transportation of crude oil and refined products.

We often utilize the services of third parties to transport crude oil, NGL and refined products to and from our facilities. In addition to our own operational risks discussed above, we could experience interruptions of supply or increases in costs to deliver refined products to market if the ability of the pipelines or vessels to transport crude oil or refined products is disrupted because of weather events, accidents, governmental regulations or third-party actions. A prolonged disruption of the ability of a pipeline or vessel to transport crude oil or refined product to or from one or more of our refineries could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because of the natural decline in production from existing wells in DCP Midstream’s areas of operation, its success depends on its ability to obtain new sources of natural gas and NGL. Any decrease in the volumes of natural gas DCP Midstream gathers could adversely affect its business and operating results.

DCP Midstream’s gathering and transportation pipeline systems are connected to or dependent on the level of production from natural gas wells, from which production will naturally decline over time. As a result, its cash flows associated with these wells will also decline over time. In order to maintain or increase throughput levels on its gathering and transportation pipeline systems and NGL pipelines and the asset utilization rates at its natural gas processing plants, DCP Midstream must continually obtain new supplies. The primary factors affecting DCP Midstream’s ability to obtain new supplies of natural gas and NGL, and to attract new customers to its assets, include the level of successful drilling activity near these assets, the demand for natural gas and crude oil, producers’ desire and ability to obtain necessary permits in an efficient manner, natural gas field characteristics and production performance, surface access and infrastructure issues, and its ability to compete for volumes from successful new wells. If DCP Midstream is not able to obtain new supplies of natural gas to replace the natural decline in volumes from existing wells or because of competition, throughput on its pipelines and the utilization rates of its treating and processing facilities would decline. This could have a material adverse effect on its business, results of operations, financial position and cash flows, and its ability to make cash distributions to us.

Increased regulation of hydraulic fracturing could result in reductions or delays in natural gas production by our customers, which could adversely impact our results of operations.

An increasing percentage of DCP Midstream’s customers’ oil and natural gas production is being developed from unconventional sources, such as deep natural gas shales. These reservoirs require hydraulic fracturing completion processes to release the natural gas from the rock so it can flow through casing to the surface. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate natural gas production. The U.S. Environmental Protection Agency, as well as several state agencies, commenced studies and/or convened hearings regarding the potential environmental impacts of hydraulic fracturing activities. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed to provide for such regulation. We cannot predict whether any such legislation will ever be enacted and, if so, what its provisions would be. Any additional levels of regulation and permits required with the adoption of new laws and regulations at the federal or state level could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of natural gas that move through DCP Midstream’s gathering systems. This would materially adversely affect its results of operations and its ability to make cash distributions to us.

Competitors that produce their own supply of feedstocks, have more extensive retail outlets, or have greater financial resources may have a competitive advantage.

The refining and marketing industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with many companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We do not produce any of our crude oil feedstocks. Some of our competitors, however, obtain a portion of their feedstocks from their own production and some have more extensive retail outlets than we have. Competitors that have their own production or extensive retail outlets (and greater brand-name recognition) are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

Some of our competitors also have materially greater financial and other resources than we have. Such competitors have a greater ability to bear the economic risks inherent in all phases of our business. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers.

We may incur losses as a result of our forward-contract activities and derivative transactions.

We currently use commodity derivative instruments, and we expect to continue their use in the future. If the instruments we utilize to hedge our exposure to various types of risk are not effective, we may incur losses.

A significant interruption in one or more of our refineries could adversely affect our business.

Our refineries are our principal operating assets. As a result, our operations could be subject to significant interruption if one or more of our refineries were to experience a major accident or mechanical failure, encounter work stoppages relating to organized labor issues, be damaged by severe weather or other natural or man-made disaster, such as an act of terrorism, or otherwise be forced to shut down. If any refinery were to experience an interruption in operations, earnings from the refinery could be materially adversely affected (to the extent not recoverable through insurance, if insured) because of lost production and repair costs. A significant interruption in one or more of our refineries could also lead to increased volatility in prices for crude oil feedstocks and refined products, and could increase instability in the financial and insurance markets, making it more difficult for us to access capital and to obtain insurance coverage that we consider adequate.

Risks Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the distribution.

Prior to the distribution, there will have been no trading market for our common stock. An active trading market may not develop or be sustained for our common stock after the distribution, and we cannot predict the prices at which our common stock will trade after the distribution. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	Fluctuations in our quarterly or annual earnings results or those of other companies in our industry.
•	Failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings.
•	Announcements by us or our customers, suppliers or competitors.
•	Changes in laws or regulations which adversely affect our industry or us.
•	Changes in accounting standards, policies, guidance, interpretations or principles.
•	General economic, industry and stock market conditions.
•	Future sales of our common stock by our stockholders.
•	Future issuances of our common stock by us.
•	The other factors described in these “Risk Factors” and elsewhere in this Information Statement.

A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the distribution, we will have outstanding an aggregate of approximately 640 million shares of our common stock. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act of 1933, as amended. We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. As discussed in the immediately following risk factor, certain ConocoPhillips stockholders may be required to sell shares of our common stock that they receive in the distribution. In addition, other ConocoPhillips stockholders may sell the shares of our common stock they receive in the distribution for various reasons. For example, such stockholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives. A change in the level of analyst coverage following the distribution could also negatively impact demand for our shares. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock. A prolonged, significant decline in our share price and market capitalization could provide evidence for a need to record a material impairment of the amount of goodwill on our balance sheet.

If our common stock is not included in the Standard & Poor’s 500 Index or other stock indices, significant amounts of our common stock could be sold in the open market where they may not meet with offsetting new demand.

A portion of ConocoPhillips’ outstanding common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. Based on a review of publicly available information as of December 31, 2011, we believe at least 25 percent of ConocoPhillips’ outstanding common stock is held by index funds. We expect our common stock will be included in the Standard & Poor’s 500 Index. To the extent our common stock is not included in this or other stock indices at the time of the distribution, index funds currently holding shares of ConocoPhillips common stock will be required to sell the shares of our common stock they receive in the distribution. There may not be sufficient new buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the distribution and, as a result, the price of our common stock could be adversely affected.

Provisions in our corporate documents and Delaware law could delay or prevent a change in control of us, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our Certificate of Incorporation and By-laws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

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Authorizing a large number of shares of common stock that are not yet issued, which would allow our Board of Directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us.

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Providing for our directors to be divided into three classes serving staggered three-year terms, with directors to be elected at each annual meeting of stockholders to succeed the class of directors whose terms have expired.

•	Prohibiting stockholders from calling special meetings of stockholders or taking action by written consent.
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Establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

In addition, following the distribution, we will be subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

These provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of our company and our stockholders. See “Description of Capital Stock.”

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our Certificate of Incorporation to be in effect at the time of the distribution will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Statement includes forward-looking statements, including in the sections entitled “Summary,” “Risk Factors,” “The Separation,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, credit ratings, dividend growth, potential growth opportunities, potential operating performance improvements, potential improvements in return on capital employed, benefits resulting from our separation from ConocoPhillips, the effects of competition and the effects of future legislation or regulations. You can identify our forward-looking statements by the words “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions.

We based the forward-looking statements on our current expectations, estimates and projections about ourselves and the industries in which we operate in general. We caution you that these statements are not guarantees of future performance as they involve assumptions that, while made in good faith, may prove to be incorrect, and involve risks and uncertainties we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

•	Fluctuations in crude oil, NGL, and natural gas prices, refining and marketing margins and margins for our chemicals business.
•	Failure of new products and services to achieve market acceptance.
•	Unexpected changes in costs or technical requirements for constructing, modifying or operating facilities for manufacturing, refining or transportation projects.
•	Unexpected technological or commercial difficulties in manufacturing, refining or transporting our products, including chemicals products.
•	Lack of, or disruptions in, adequate and reliable transportation for our crude oil, natural gas, NGL, and refined products.
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The level and success of natural gas drilling around DCP Midstream’s assets, the level and quality of gas production volumes around its assets and its ability to connect supplies to its gathering and processing systems in light of competition.

•	Inability to timely obtain or maintain permits, including those necessary for refinery projects; comply with government regulations; or make capital expenditures required to maintain compliance.
•	Failure to complete definitive agreements and feasibility studies for, and to timely complete construction of, announced and future refinery, chemical plant, midstream and transportation projects.
•	Potential disruption or interruption of our operations due to accidents, extraordinary weather events, civil unrest, political events, terrorism or cyber attacks.
•	International monetary conditions and exchange controls.
•	Substantial investment or reduced demand for products as a result of existing or future environmental rules and regulations.
•	Liability for remedial actions, including removal and reclamation obligations, under environmental regulations.
•	Liability resulting from litigation.
•	General domestic and international economic and political developments, including armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, natural gas, NGL or refined product pricing, regulation or taxation; other political, economic or diplomatic developments; and international monetary fluctuations.
•	Changes in tax, environmental and other laws and regulations (including alternative energy mandates) applicable to our business.
•	Limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets.
•	Inability to obtain economical financing for projects, construction or modification of facilities and general corporate purposes.
•	The operation and financing of our joint ventures.
•	Domestic and foreign supplies of crude oil and other feedstocks.
•	Domestic and foreign supplies of refined products, such as gasoline, diesel, jet fuel, home heating oil and petrochemicals.
•	Overcapacity or undercapacity in the refining and chemical industries.
•	Fluctuations in consumer demand for refined products.
•	Crude and refined product inventory levels.
•	The separation, as well as any agreements related thereto and the anticipated effects of restructuring or reorganization of business components.
•	The factors generally described in the section entitled “Risk Factors” in this Information Statement.

THE SEPARATION

General

On [—], 2012, the Board of Directors of ConocoPhillips approved the distribution to its stockholders of all the shares of common stock of Phillips 66. Phillips 66 is a wholly owned subsidiary of ConocoPhillips that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with ConocoPhillips’ Downstream business. Immediately following the distribution, ConocoPhillips stockholders as of the record date will own 100 percent of the outstanding shares of common stock of Phillips 66.

The distribution of Phillips 66 common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances ConocoPhillips will complete the distribution. For a more detailed description of these conditions, see “Conditions to the Distribution,” below.

Reasons for the Separation

Since the 2002 merger that created ConocoPhillips, its strategic focus—capturing the benefits of integration to provide the scale and scope needed to compete effectively across business segments—has led to significant shareholder value creation. As the business environment in which ConocoPhillips operates has evolved, however, ConocoPhillips’ strategic vision for its businesses also has evolved in response. Significant factors in the business environment evolution include: increased exertion of control over resources by host nations in many countries where the upstream sector operates, fostering rising competition from national oil companies and resulting in a reduction in resource access and production shared with international oil companies; increasing competition from more flexible and faster-responding pure-play companies in the upstream sector, particularly for emerging opportunities; decline in demand for gasoline in industrialized nations coupled with rising demand for other refined products and the emergence of new markets for the downstream sector in the developing world; and a shift in investor attitudes favoring a level of transparency that is increasingly difficult to provide for a company having a complex, integrated business model.

In light of these and other considerations, in July 2011 the Board of Directors of ConocoPhillips approved pursuing the repositioning of ConocoPhillips’ businesses into two leading energy companies.

The ConocoPhillips Board of Directors believes separating the Downstream business from ConocoPhillips’ exploration and production business through the distribution is in the best interests of ConocoPhillips and its stockholders and has concluded the separation will provide ConocoPhillips and Phillips 66 with a number of opportunities and benefits, including the following:

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Strategic Focus—Position each company to pursue a more focused strategy, with ConocoPhillips well-positioned for organic growth through ongoing strategic initiatives in the upstream sector, and Phillips 66 well-positioned to pursue value creation strategies in the downstream sector with greater flexibility as a result of being an independent and dedicated downstream company.

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Management Focus—Allow management of each company to concentrate that company’s resources wholly on its particular market segments, customers and core businesses, with greater ability to anticipate and respond faster to changing markets and new opportunities. Operationally, both companies will be positioned as leaders in their segments, with sufficient size to manage risks and anticipate and respond to opportunities. Each company will be able to focus on its core operations, with greater management focus on customized strategies that can deliver long-term shareholder value.

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Recruiting and Retaining Employees—Allow each company to recruit and retain employees with expertise directly applicable to its needs and pursuant to compensation policies that are appropriate for its specific lines of business. In particular, following the distribution, the value of equity-based incentive compensation arrangements offered by each company should be more closely aligned with the performance of its businesses. Such equity-based compensation arrangements should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel at all levels of the organization.

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Access to Capital and Capital Structure—Eliminate competition for capital between the two business lines. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish a capital structure and dividend policy appropriate for their business needs. In addition, the separation will result in separately traded stocks reflecting a pure-play upstream company and an integrated downstream company that will facilitate each company’s growth strategy.

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Investor Choice—Provide investors with a more targeted investment opportunity in each company that offers different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate and distinct merits, performance and future prospects of each company.

The Number of Shares You Will Receive

For every two shares of ConocoPhillips common stock you own at 5:00 p.m. Eastern Time on [—], 2012, the record date, you will receive one share of Phillips 66 common stock on the distribution date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to ConocoPhillips stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market and distribute the aggregate cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described below in “Material U.S. Federal Income Tax Consequences of the Distribution.”

When and How You Will Receive the Distribution of Phillips 66 Shares

ConocoPhillips will distribute the shares of our common stock on [—], 2012, to holders of record on the record date. The distribution is expected to occur following the NYSE market closing on the distribution date. ConocoPhillips’ transfer agent and registrar, Computershare Shareowner Services LLC (Computershare), will serve as transfer agent and registrar for the Phillips 66 common stock and as distribution agent in connection with the distribution.

If you own ConocoPhillips common stock as of 5:00 p.m. Eastern Time on the record date, the shares of Phillips 66 common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to your account as follows:

•

Registered Stockholders. If you own your shares of ConocoPhillips stock directly, either in book-entry form through an account at ConocoPhillips’ transfer agent and/or if you hold paper stock certificates, you will receive your shares of Phillips 66 common stock by way of direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this distribution.

On or shortly after the distribution date, the distribution agent will mail to you an account statement that indicates the number of shares of Phillips 66 common stock that have been registered in book-entry form in your name.

Stockholders having any questions concerning the mechanics of having shares of our common stock registered in book-entry form may contact Computershare at the address set forth in “Questions and Answers About the Separation and Distribution” in this Information Statement.

•

Beneficial Stockholders. Many ConocoPhillips stockholders hold their shares of ConocoPhillips common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your ConocoPhillips common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Phillips 66 common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Equity-Based Compensation

Following the separation, all holders of exercisable awards of stock options and stock appreciation rights will receive both adjusted ConocoPhillips awards and Phillips 66 awards. Similarly, employees who hold unrestricted stock acquired through past equity awards will be treated like all other ConocoPhillips stockholders in the distribution. Each employee holder of unexercisable stock options will hold stock options only in the company that employs such employee following the separation. There are no unexercisable stock appreciation rights outstanding. Employee holders of restricted stock and performance share units awarded for completed performance periods under the Performance Share Program (and equivalent predecessor programs) will receive both adjusted ConocoPhillips awards and Phillips 66 awards. Each employee holder of restricted stock and restricted stock units awarded under all other programs will hold restricted shares or restricted stock units in the company that employs such employee following the separation. In addition, former employee holders and a specified group of holders of previously unvested stock options and restricted stock units, who are retiring or terminating employment upon or shortly after the separation, will receive both adjusted ConocoPhillips awards and Phillips 66 awards (and the specified group will be vested in their option awards made in 2012). See also “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Employee Matters Agreement.”

Treatment of 401(k) Shares

The shares of ConocoPhillips common stock held in tax-qualified defined contribution retirement plans maintained by ConocoPhillips in the United States will be treated in the same manner as outstanding shares of ConocoPhillips common stock on the record date for the distribution. For every two shares of ConocoPhillips common stock held in an account in the applicable defined contribution retirement plan, such account will be credited with one share of Phillips 66 common stock on the distribution date.

Results of the Distribution

After our separation from ConocoPhillips, we will be an independent, publicly traded company. Immediately following the distribution, we expect to have approximately 57,800 stockholders of record, based on the number of registered stockholders of ConocoPhillips common stock on January 31, 2012, and approximately 640 million shares of Phillips 66 common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of ConocoPhillips stock options and stock appreciation rights (SARs), and the vesting of ConocoPhillips restricted stock units (RSUs) and performance stock units (PSUs) prior to the record date for the distribution.

Before the distribution, we will enter into a Separation and Distribution Agreement and several other agreements with ConocoPhillips to effect the separation and provide a framework for our relationship with ConocoPhillips after the separation. These agreements will provide for the allocation between Phillips 66 and ConocoPhillips of ConocoPhillips’ assets, liabilities and obligations subsequent to the separation (including with respect to transition services, employee matters, intellectual property matters, tax matters and certain other commercial relationships).

For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Transactions—Agreements with ConocoPhillips” included elsewhere in this Information Statement. The distribution will not affect the number of outstanding shares of ConocoPhillips common stock or any rights of ConocoPhillips stockholders.

Incurrence of Debt

In accordance with the expected plan of reorganization to be set forth in the Separation and Distribution Agreement, prior to the separation, we expect to incur up to $7.8 billion of new debt and accept assignment of approximately $0.2 billion of existing ConocoPhillips debt associated with downstream operations. Of the new debt, approximately $5.0 billion is expected to be distributed among long-term maturities ranging from five to 30 years. Initially, the remainder of the new debt is expected to consist of a three-year amortizing term loan. At separation, we plan to retain a minimum of $2.0 billion of cash and cash equivalents and provide a cash distribution of approximately $5.8 billion to ConocoPhillips, subject to working capital adjustments. ConocoPhillips intends to use the proceeds of the cash distribution from us solely to make distributions to its stockholders, repurchase outstanding ConocoPhillips common stock, repay debt owed by ConocoPhillips to unrelated third parties, or a combination of the foregoing, in each case within 12 months following the distribution.

We have designed our capital structure with the expectation we will receive an investment grade credit rating from Standard & Poor’s Rating Service and Moody’s Investor Service. We believe this structure will ensure adequate liquidity for day-to-day operations and contingencies upon separation and, by ensuring that our debt remains investment grade upon separation, will create favorable terms for our initial financings.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution to U.S. Holders (as defined below) of ConocoPhillips common stock that receive shares of Phillips 66 common stock in the distribution. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to ConocoPhillips stockholders in light of their particular circumstances, nor does it address the consequences to ConocoPhillips stockholders subject to special treatment under the U.S. federal income tax laws (such as holders other than U.S. Holders (as defined below), insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those ConocoPhillips stockholders who do not hold their ConocoPhillips common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences. CONOCOPHILLIPS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

For purposes of this discussion, a U.S. Holder is a beneficial owner of ConocoPhillips common stock that is, for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the United States.
•

A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia.

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.
•

A trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ConocoPhillips common stock, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding ConocoPhillips common stock should consult their own tax advisors regarding the tax consequences of the distribution.

Distribution—The distribution is conditioned upon ConocoPhillips’ receipt of a private letter ruling from the IRS, substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. ConocoPhillips has applied for a private letter ruling from the IRS, and expects to receive an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to ConocoPhillips, substantially to the effect that the distribution will so qualify.

On the basis the distribution so qualifies, in general, for U.S. federal income tax purposes: (i) the distribution will not result in any taxable income, gain or loss to ConocoPhillips, except for taxable income or gain possibly arising as a result of certain intercompany transactions; (ii) no gain or loss will be recognized by (and no amount will be included in the income of) U.S. Holders of ConocoPhillips common stock upon their receipt of shares of Phillips 66 common stock in the distribution, except with respect to cash received in lieu of any fractional share measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in that fractional share, as determined below; (iii) the aggregate basis of the ConocoPhillips common stock and the Phillips 66 common stock (including any fractional share interests in Phillips 66 common stock for which cash is received) in the hands of each U.S. Holder of ConocoPhillips common stock after the distribution will equal the aggregate basis of ConocoPhillips common stock held by the U.S. Holder immediately before the distribution, allocated between the ConocoPhillips common stock and the Phillips 66 common stock in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the Phillips 66 common stock received by each U.S. Holder of ConocoPhillips common stock (including any fractional share interests in

Phillips 66 common stock for which cash is received) will include the holding period at the time of the distribution for the ConocoPhillips common stock on which the distribution is made, provided that the ConocoPhillips common stock is held as a capital asset on the date of the distribution.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the ruling is based upon representations by ConocoPhillips that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. In addition to obtaining the ruling from the IRS, ConocoPhillips expects to obtain an opinion of Wachtell, Lipton, Rosen & Katz substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion will rely on the ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by ConocoPhillips and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts.

Notwithstanding receipt by ConocoPhillips of the private letter ruling from the IRS and opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, ConocoPhillips stockholders and ConocoPhillips could be subject to significant U.S. federal income tax liability. In general, ConocoPhillips would be subject to tax as if it had sold the Phillips 66 common stock in a taxable sale for its fair market value and ConocoPhillips stockholders who receive shares of Phillips 66 common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. In addition, even if the distribution was otherwise to qualify under Section 355 of the Code, it may be taxable to ConocoPhillips (but not to ConocoPhillips stockholders) under Section 355(e) of the Code, if the distribution was later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest in ConocoPhillips or us. For this purpose, any acquisitions of ConocoPhillips stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or ConocoPhillips may be able to rebut that presumption.

U.S. Treasury regulations also generally provide that if a U.S. Holder of ConocoPhillips common stock holds different blocks of ConocoPhillips common stock (generally shares of ConocoPhillips common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of ConocoPhillips common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Phillips 66 common stock received in the distribution in respect of such block of ConocoPhillips common stock and such block of ConocoPhillips common stock, in proportion to their respective fair market values, and the holding period of the shares of Phillips 66 common stock received in the distribution in respect of such block of ConocoPhillips common stock will include the holding period of such block of ConocoPhillips common stock, provided that such block of ConocoPhillips common stock was held as a capital asset on the distribution date. If a U.S. Holder of ConocoPhillips common stock is not able to identify which particular shares of Phillips 66 common stock are received in the distribution with respect to a particular block of ConocoPhillips common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of Phillips 66 common stock are received in the distribution in respect of a particular block of ConocoPhillips common stock, provided that such designation is consistent with the terms of the distribution. Holders of ConocoPhillips common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Tax Sharing Agreement—In connection with the distribution, we and ConocoPhillips will enter into a Tax Sharing Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the Tax Sharing Agreement, in the event the distribution were to fail to qualify for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken by us after the distribution, we would be responsible for all taxes imposed on ConocoPhillips to the extent such taxes result from such actions. Further, if such failure were the result of any acquisition of our shares or assets or any of our representations or undertakings being incorrect or breached, we would be responsible for all taxes imposed on ConocoPhillips as a result. For a more detailed discussion, see “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Tax Sharing Agreement.” Our indemnification obligations to ConocoPhillips and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify ConocoPhillips and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Sharing Agreement, we may be subject to substantial liabilities.

Information Reporting and Backup Withholding—U.S. Treasury regulations require certain stockholders who receive stock in a distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to a ConocoPhillips stockholder in lieu of fractional shares of Phillips 66 common stock in the distribution may be subject to information reporting, unless the stockholder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28 percent), unless the stockholder provides a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a stockholder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH CONOCOPHILLIPS STOCKHOLDER SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock

There is not currently a public market for Phillips 66 common stock. A condition to the distribution is the listing on the NYSE of our common stock. We have applied to have Phillips 66 common stock authorized for listing on the NYSE under the ticker symbol “PSX,” subject to official notice of issuance.

Trading Between Record Date and Distribution Date

Beginning on, or shortly before, the record date and continuing up to and including the distribution date, we expect there will be two markets in ConocoPhillips common stock: a “regular-way” market and an “ex-distribution” market. Shares of ConocoPhillips common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of Phillips 66 common stock in the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of Phillips 66 common stock in the distribution. Therefore, if you sell shares of ConocoPhillips common stock in the “regular-way” market after 5:00 p.m. Eastern Time on the record date and up to and including through the distribution date, you will be selling your right to receive shares of Phillips 66 common stock in the distribution. If you own shares of ConocoPhillips common stock at 5:00 p.m. Eastern Time on the record date and sell those shares in the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of Phillips 66 common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of ConocoPhillips common stock that you sold.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Phillips 66 common stock that will be distributed to ConocoPhillips stockholders on the distribution date. If you own shares of ConocoPhillips common stock at 5:00 p.m. Eastern Time on the record date, you would be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of Phillips 66 common stock, without trading the shares of ConocoPhillips common stock you own, in the “when-issued” market. On the first trading day following the distribution date, we expect “when-issued” trading with respect to Phillips 66 common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect the distribution will be effective on [—], 2012, the distribution date, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by ConocoPhillips:

•

The SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended; no order suspending the effectiveness of the registration statement shall be in effect; and no proceedings for such purpose shall be pending before or threatened by the SEC.

•

Any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, have become effective or been accepted.

•	The Phillips 66 common stock will have been authorized for listing on the NYSE, or another national securities exchange approved by ConocoPhillips, subject to official notice of issuance.

•	Prior to the distribution, this Information Statement will have been mailed to the holders of ConocoPhillips common stock as of the record date.

•

ConocoPhillips will have received a private letter ruling from the IRS in form and substance satisfactory to ConocoPhillips in its sole discretion, to the effect the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

•

No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution will be in effect.

•	Any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect.

The fulfillment of the foregoing conditions will not create any obligations on ConocoPhillips’ part to effect the distribution, and the ConocoPhillips Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Reason for Furnishing This Information Statement

This Information Statement is being furnished solely to provide information to ConocoPhillips stockholders who are entitled to receive shares of our common stock in the distribution. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither ConocoPhillips nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

After the separation, Phillips 66 intends to pay a cash dividend to its common stockholders at an initial rate of $0.20 per share per quarter, or $0.80 per share per year. However, the declaration and amount of all dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors the Board of Directors deems relevant. There can be no assurance we will continue to pay any dividend even if we commence the payment of dividends.

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of December 31, 2011, and (ii) our adjusted capitalization assuming the distribution, the incurrence of debt and other matters (as discussed in “The Separation”) was effective December 31, 2011. The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and the historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

	Millions of Dollars

	December 31

	2011	2011

	Actual	As Adjusted

Debt Outstanding
Short-term debt	$30	827
Long-term debt	361	7,180
Total Debt	391	8,007

Net Investment/Stockholders’ Equity
Common stock
Par value	-	6
Capital in excess of par	-	17,819
Net parent company investment	23,142	-
Accumulated other comprehensive income (loss)	122	(503)
Noncontrolling interests	29	29
Total Net Investment/Stockholders’ Equity	23,293	17,351
Total Capitalization	$23,684	25,358

BUSINESS AND PROPERTIES

OVERVIEW

Phillips 66 consists of the Downstream business of ConocoPhillips. Upon completion of the separation, ConocoPhillips will not retain an ownership interest in our company. Following our separation from ConocoPhillips, we believe we will have a unique position as a large, integrated downstream company, with operations encompassing natural gas gathering and processing, crude oil refining, petroleum products marketing, transportation, power generation, and petrochemicals manufacturing and marketing.

We are one of the largest petroleum refiners in the United States and globally, with a domestic net crude oil processing capacity of 1.8 million barrels per day, and a global net crude oil processing capacity of 2.2 million barrels per day. We own or have an interest in 11 currently operating refineries in the United States (all of which we operate) and four international refineries (two of which we operate).

Our petroleum products are sold at approximately 10,000 outlets in the United States and Europe, primarily under the Phillips 66, Conoco and 76 brands in the United States and the JET brand in Europe. Nearly all the U.S. outlets are marketer owned or supplied, while our international operations include both company-owned and dealer-owned sites.

We own or lease various transportation assets to provide strategic, timely and environmentally safe delivery of crude oil, refined products, natural gas and NGL. These assets include pipelines and terminals, marine and inland vessels, railcars and trucks.

Our midstream business is conducted primarily through a 50 percent equity investment in DCP Midstream, LLC (DCP Midstream), a joint venture with Spectra Energy Corp. Headquartered in Denver, Colorado, DCP Midstream is one of the largest natural gas gatherers and processors, NGL producers, and marketers of natural gas and natural gas by-products in the United States. DCP Midstream had approximately $9 billion in assets and 3,000 employees across the United States as of December 31, 2011.

Our chemicals business is conducted through a 50 percent equity investment in Chevron Phillips Chemical Company LLC (CPChem), a joint venture with Chevron Corporation. Headquartered in The Woodlands, Texas, CPChem is one of the world’s top producers of olefins and polyolefins and a leading supplier of aromatics and styrenics. CPChem had approximately $9 billion in assets and 4,700 employees worldwide as of December 31, 2011.

Our Business Strategies

Deliver Profitable Growth

We believe all three of our business segments have profitable growth opportunities. The use of free cash flow for investments to improve R&M margins and expand Chemicals and Midstream capacity have the potential to deliver significant growth in earnings and returns.

In R&M, we have identified projects designed to reduce feedstock costs and improve clean product yield, which should expand gross profit margins and ROCE. An example is the CORE project at the Wood River Refinery. This project increased heavy crude oil processing capacity, while delivering a 5 percent improvement in clean product yield. Additionally, on an ongoing basis, we evaluate and execute R&M projects designed to improve operating efficiency.

We expect to have significant growth opportunities related to expanding North American natural gas and NGL production. For example, as unconventional natural gas production grows, new opportunities are created for DCP Midstream to invest in new pipelines, natural gas processing plants and gathering systems. In our chemicals business, we see ways to exploit low NGL feedstock costs. In March 2011, CPChem announced plans to evaluate the construction of a world-scale ethane cracker and derivatives facility on the U.S. Gulf Coast. Internationally, CPChem is seeking to identify new petrochemical facility investment opportunities in the Middle East and Asia.

Enhance Returns on Capital

We believe ROCE is an important metric for evaluating the quality of capital allocation decisions, and it provides a good measure of portfolio value. ROCE is a measure of a company’s efficiency and profitability of its capital investments. ROCE is a ratio, the numerator of which is net income plus after-tax interest expense, and the denominator is average total equity plus total debt. We will seek to increase ROCE through a combination of portfolio optimization, investing in higher-return projects, and continuing cost discipline. Absolute ROCE improvement, as well as improvement relative to our peers, is expected to be a key performance metric as we move forward.

Of the three business segments within Phillips 66, R&M has the highest capital employed and lowest ROCE, and thus requires further rationalization to improve returns. We continue to evaluate opportunities to reduce refining exposure in markets where we expect to generate below-average returns over the medium-to-longer term because of low market crack spreads. For example, we recently sold the Wilhelmshaven Refinery in Germany and have idled and intend to sell or permanently close the Trainer Refinery in Pennsylvania. In addition to portfolio rationalization of low-returning refining assets, we plan to improve R&M ROCE through a disciplined capital allocation process.

Conversely, we expect to increase capital investments and capital employed in more profitable and higher-returning projects in our Chemicals and Midstream segments.

An important aspect to increasing ROCE is continued discipline in cost management. We plan to remain focused on costs, through internal efficiency efforts, coupled with ongoing procurement initiatives with providers of goods and services. Cost control is a key aspect of our performance evaluation and tracking.

Maintain Financial Strength

A strong balance sheet and financial flexibility are important attributes in our industry. At the time of our separation, we expect to hold an investment-grade credit rating on our long-term debt and maintain sufficient cash and liquidity to allow us to invest in high-return projects. Available cash flow in excess of capital spending and dividends can be directed toward the retirement of debt in order to achieve and maintain a targeted debt-to-capital ratio of 20 percent to 30 percent.

Strong Stockholder Distributions

We believe a significant portion of value creation can be generated through consistent growth in regular dividends and share repurchases. Distributions to shareholders also reinforce the focus on capital discipline by Phillips 66 management. We currently plan to pay quarterly cash dividends at an initial rate of $0.20 per share and, subject to market conditions and other factors, increase these dividends annually at the discretion of our Board of Directors. In addition, share repurchases will be considered after capital, dividend and debt reduction objectives are met.

Our Competitive Strengths

A Strong Safety and Environmental Stewardship Culture

We believe a workforce committed to continuous improvement in safety and environmental stewardship is a fundamental requirement for our employees, our company, and the communities in which we operate. We employ rigorous training and audit programs to drive ongoing improvement in both personal and process safety as we strive for zero incidents. We are committed to protecting the environment and continually seek to reduce our environmental footprint throughout our operations. For example, we reduced the sulfur dioxide emission from our refineries by 58 percent during the three-year period ended December 31, 2010, while our nitrogen oxides emissions were reduced 27 percent over the same period.

A Unique Approach to Downstream Integration

Our combination as a leading refiner with significant marketing and transportation assets, one of the largest domestic producers of NGL, and one of the world’s top producers of petrochemicals creates a unique approach to downstream integration through earnings diversification. Our businesses have the efficiency of scale and technical capability to compete in the most attractive markets globally. Including our equity affiliates, our operations encompass 15 refineries with a gross crude oil capacity of 2.8 million barrels per day, 10,000 branded marketing outlets, nearly 80,000 miles of pipeline, 7.2 billion cubic feet per day of gross natural gas processing capacity, and over 40 billion pounds of gross annual chemicals processing capacity. We believe this positions Phillips 66 to compete with the best in the industries across the value chain.

Geographically Diverse Refining Assets

Our 11 operated U.S. refineries are located across all five Petroleum Administration for Defense Districts (PADDs). This regional diversity enables us to participate in market opportunities as they occur in every U.S. geographic region. The level of transportation, marketing and commercial integration varies in each PADD, depending on need, and provides our refineries with dependable supply of crude oil from domestic, Canadian and other international sources. We have nearly 500,000 barrels per day of net refining capacity in four refineries in the Midcontinent region, where we currently benefit from strong margins because of low feedstock costs due to increasing onshore crude oil production. Internationally, we own or hold interests in three refineries in Europe and one in Asia. These include our 100 percent-owned Humber Refinery in the United Kingdom, one of the most sophisticated refining assets in Europe. Humber is a fully integrated facility that produces a high portion of transportation fuels, such as gasoline and diesel fuel. Our Immingham Combined Heat and Power Plant in the United Kingdom provides steam and electricity to the Humber Refinery, as well as merchant power into the U.K. market.

Ability to Process a Variety of Crude Oil Types While Maintaining High Yields

Extensive transportation and logistics assets and commercial capabilities support our refineries, allowing the delivery of crude oil feedstock from multiple domestic, Canadian and international sources of supply. Our refineries can process a wide range of crude oils, including lower-priced heavy and sour crudes. Clean product yield is the percentage of higher-margin products (such as gasoline, distillate, aromatics, lubricants and chemical feedstocks) produced from processed crude oil and other purchased raw materials. In 2011, our refineries delivered clean product yields of 84 percent, a 1 percent improvement over 2010. Our commercial capabilities include supply and trading operations experienced in sourcing crude and marketing refined products globally.

Low-Cost Marketing Operations

Our global marketing strategy is to provide sustainable, low-cost and ratable demand for our refining network’s products. In the United States, we supply gasoline, diesel fuel and aviation fuel to approximately 8,250 marketer-owned or -supplied outlets in 49 states under three domestic brands—Phillips 66, Conoco and 76. This strong branded wholesale business is supported by long-term supply agreements with marketers. In Europe, we hold a niche marketing position through our ability to leverage our JET brand and provide a low-cost, well-established infrastructure. This network allows us to deliver a very competitive gasoline and diesel fuel brand with a premier retail offering.

Extensive Transportation Assets

Our domestic transportation business includes 15,000 miles of pipelines under management, including crude oil, petroleum product and NGL pipelines; 42 finished product terminals, 8 liquefied petroleum gas terminals, 5 crude oil terminals and 1 coke exporting facility; an extensive fleet of marine and inland vessels under charter; and truck and rail assets. This transportation business supports our refining system and efforts to optimize refined product distribution, resulting in economies of scale that contribute to profitability.

DCP—A High-Growth Midstream Business

We conduct our midstream business primarily through a 50 percent equity investment in DCP Midstream. DCP Midstream is a leader in its sector as one of the largest natural gas gatherers and processors, NGL producers, and NGL marketers in the United States. DCP Midstream’s extensive asset base is located in many of the legacy natural gas producing regions of the United States, including the Rocky Mountains, Midcontinent, Permian, East Texas/North Louisiana, South Texas, Central Texas and the Gulf Coast. In addition, DCP Midstream is entering high-growth regions of the United States, including the Niobrara, Eagle Ford shale, Barnett shale, and Granite Wash regions, allowing for substantial growth opportunities. DCP Midstream’s assets include 62,000 miles of pipelines, 61 gas processing plants and 12 NGL fractionators.

In 2010, DCP Midstream signed agreements that will enable it to become the anchor shipper of growing Eagle Ford shale gas production on a portion of the Trunkline Gas pipeline system. DCP Midstream is also planning construction of the Sand Hills Pipeline to provide NGL transportation capacity for producers in the Permian and Eagle Ford basins to gain access to market centers along the Gulf Coast.

CPChem—A High-Returning Petrochemicals Company

We conduct our chemicals business through a 50 percent equity investment in CPChem. CPChem has a number of large petrochemical facilities in the U.S. Gulf Coast region, and has significant international operations through its investments in feedstock-advantaged areas in the Middle East, with access to large, growing markets for its products, such as Asia. CPChem is one of the world’s top producers of olefins and polyolefins and a leading supplier of aromatics and styrenics. Our investment in CPChem has generated high returns in recent years, with a 2010 ROCE of 21 percent and a 2011 ROCE of 28 percent. CPChem is analyzing a number of additional growth projects globally, including proposed construction of a world-scale ethane cracker and two polyethylene facilities at or near one or more of CPChem’s Texas Gulf Coast sites. With an expected annual capacity of 3.3 billion pounds, the ethane cracker would, if progressed, increase CPChem’s U.S. ethylene capacity by over 40 percent and allow CPChem to leverage the development of significant shale gas resources in the United States.

SEGMENT AND GEOGRAPHIC INFORMATION

For operating segment and geographic information, see Note 21—Segment Disclosures and Related Information, in the Combined Financial Statements, and incorporated herein by reference.

Our business is organized into three operating segments:

•	R&M—This segment purchases, refines, markets and transports crude oil and petroleum products, mainly in the United States, Europe and Asia; and also engages in power generation activities.

•

Midstream—This segment gathers, processes, transports and markets natural gas and fractionates and markets NGL, predominantly in the United States. The Midstream segment primarily consists of our 50 percent equity investment in DCP Midstream.

•	Chemicals—This segment manufactures and markets petrochemicals and plastics on a worldwide basis. The Chemicals segment consists of our 50 percent equity investment in CPChem.

R&M

Our R&M segment primarily refines crude oil and other feedstocks into petroleum products (such as gasolines, distillates and aviation fuels); buys, sells and transports crude oil; and buys, transports, distributes and markets petroleum products. This segment also engages in power generation activities. R&M has operations in the United States, Europe and Asia.

R&M—UNITED STATES

Refining

The table below depicts information for each of our U.S. refineries at December 31, 2011:

			Thousands of Barrels Daily
Refinery	Location	Interest	Net Crude Throughput Capacity	Clean Product Capacity***		Clean Product Yield Capability
				Gasolines	Distillates

East Coast Region
Bayway	Linden, NJ	100%	238	145	115	90%
Trainer*	Trainer, PA	100	-	-	-	-

			238

Gulf Coast Region
Alliance	Belle Chasse, LA	100	247	125	120	86
Lake Charles	Westlake, LA	100	239	90	115	69
Sweeny	Old Ocean, TX	100	247	130	120	87

			733

Central Region
Wood River**	Roxana, IL	50	153	83	45	80
Borger**	Borger, TX	50	73	50	25	89
Ponca City	Ponca City, OK	100	187	105	80	91
Billings	Billings, MT	100	58	35	25	89

			471

West Coast Region
Ferndale	Ferndale, WA	100	100	55	30	75
Los Angeles	Carson/ Wilmington, CA	100	139	80	65	87
San Francisco	Arroyo Grande/ San Francisco, CA	100	120	55	55	83

			359

			1,801

*Net	throughput capacity of 185,000 barrels per day was idled effective October 1, 2011.
**Represents	our proportionate share.

***Cleanproduct capacities are maximum rates for each clean product category, independent of each other. They are not additive when calculating the clean product yield capability for each refinery.

Primary crude oil characteristics and sources of crude oil for our U.S. refineries are as follows:

	Characteristics				Sources
	Sweet	Medium Sour	Heavy Sour	High TAN*	United States	Canada	South America	Europe & FSU**	Middle East & Africa
Bayway	—					—		—	—
Alliance	—				—				—
Lake Charles	—	—	—	—	—		—
Sweeny	—		—	—			—		—
Wood River	—	—	—	—	—	—			—
Borger		—	—		—	—
Ponca City	—	—	—		—	—	—
Billings		—	—		—	—
Ferndale	—	—			—	—
Los Angeles		—	—	—	—	—	—		—
San Francisco		—	—	—	—			—	—
*High	TAN (Total Acid Number): acid content greater than or equal to 1.0 milligram of potassium hydroxide (KOH) per gram.
**Former	Soviet Union.

East Coast Region

Bayway Refinery

The Bayway Refinery is located on the New York Harbor in Linden, New Jersey. Bayway refining units include one of the world’s largest fluid catalytic cracking units, two hydrodesulfurization units, a reformer, alkylation unit and other processing equipment. The refinery produces a high percentage of transportation fuels, such as gasoline, diesel and jet fuel, as well as petrochemical feedstocks, residual fuel oil and home heating oil. Refined products are distributed to East Coast customers by pipeline, barge, railcar and truck. The complex also includes a 775-million-pound-per-year polypropylene plant.

Trainer Refinery

The Trainer Refinery is located on the Delaware River in Trainer, Pennsylvania. Refinery facilities include fluid catalytic cracking units, hydrodesulfurization units, a reformer and a hydrocracker. In September 2011, ConocoPhillips announced its intention to sell the refinery and associated pipelines and terminals. ConocoPhillips idled the facility effective October 1, 2011, and plans to permanently close the plant by the end of the first quarter of 2012 if a sales transaction is unsuccessful. At the end of January 2012, employee transfers and severances were completed. A small caretaker crew remains at the refinery.

Gulf Coast Region

Alliance Refinery

The Alliance Refinery is located on the Mississippi River in Belle Chasse, Louisiana. The single-train facility includes fluid catalytic cracking units, hydrodesulfurization units and a reformer and aromatics unit. Alliance produces a high percentage of transportation fuels, such as gasoline, diesel and jet fuel. Other products include petrochemical feedstocks, home heating oil and anode petroleum coke. The majority of the refined products are distributed to customers in the southeastern and eastern United States through major common-carrier pipeline systems and by barge.

Lake Charles Refinery

The Lake Charles Refinery is located in Westlake, Louisiana. Its facilities include crude distillation, fluid catalytic cracker, hydrocracker, delayed coker and hydrodesulfurization units. The refinery produces a high percentage of transportation fuels, such as gasoline, off-road diesel and jet fuel, along with home heating oil. The majority of its refined products are distributed by truck, railcar, barge or major common-carrier pipelines to customers in the southeastern and eastern United States. Refined products can also be sold into export markets through the refinery’s marine terminal. Refinery facilities also include a specialty coker and calciner, which produce graphite petroleum coke for the steel industry.

Excel Paralubes

We own a 50 percent interest in Excel Paralubes, a joint venture which owns a hydrocracked lubricant base oil manufacturing plant located adjacent to the Lake Charles Refinery. The facility produces approximately 20,000 barrels per day of high-quality, clear hydrocracked base oils.

Sweeny Refinery

The Sweeny Refinery is located in Old Ocean, Texas, approximately 65 miles southwest of Houston. Refinery facilities include fluid catalytic cracking, delayed coking, alkylation, a continuous regeneration reformer and hydrodesulfurization units. The refinery receives crude oil via tankers, primarily through wholly and jointly owned terminals on the Gulf Coast, including a deepwater terminal at Freeport, Texas. It produces a high percentage of transportation fuels, such as gasoline, diesel and jet fuel. Other products include petrochemical feedstocks, home heating oil and coke. The refinery operates nearby terminals and storage facilities in Freeport, Jones Creek and on the San Bernard River, along with pipelines that connect these facilities to the refinery. Refined products are distributed throughout the Midwest and southeastern United States by pipeline, barge and railcar.

MSLP

Merey Sweeny, L.P. (MSLP) owns a delayed coker and related facilities at the Sweeny Refinery. MSLP processes long residue, which is produced from heavy sour crude oil, for a processing fee. Fuel-grade petroleum coke is produced as a by-product and becomes the property of MSLP. Prior to August 28, 2009, MSLP was owned 50/50 by ConocoPhillips and Petróleos de Venezuela S.A. (PDVSA). Under the agreements that govern the relationships between the partners, certain defaults by PDVSA with respect to supply of crude oil to the Sweeny Refinery gave ConocoPhillips the right to acquire PDVSA’s 50 percent ownership interest in MSLP, which was exercised on August 28, 2009. PDVSA has initiated arbitration with the International Chamber of Commerce challenging the exercise of the call right and claiming it was invalid. The arbitral tribunal is scheduled to hold hearings on the merits of the dispute in December 2012.

In connection with the separation and distribution, it is expected that the relevant ConocoPhillips subsidiaries will transfer all interests of ConocoPhillips and its subsidiaries in the joint venture and the Sweeny Refinery to Phillips 66 subsidiaries and Phillips 66 will fully guarantee certain outstanding MSLP debt. Following the separation and distribution, in addition to the foregoing guarantee, Phillips 66 generally will indemnify ConocoPhillips for liabilities, if any, arising out of the exercise of the call right or otherwise with respect to the joint venture or the refinery.

Sweeny Cogeneration

We own a 50 percent operating interest in Sweeny Cogeneration, a joint venture which owns a simple cycle, cogeneration power plant located adjacent to the Sweeny Refinery. The plant generates electricity and provides process steam to the refinery, and it also provides merchant power into the Texas market. The plant has a net electrical output of 440 megawatts and is capable of generating up to 3.6 million pounds per hour of process steam.

Central Region

WRB

In 2007, ConocoPhillips entered into two 50/50 business ventures with Cenovus Energy Inc. to create an integrated North American heavy oil business: a Canadian upstream general partnership, FCCL Partnership, and a U.S. downstream limited partnership, WRB Refining LP. ConocoPhillips will retain its interest in FCCL Partnership, while ConocoPhillips’ interest in WRB will form part of the Downstream business to be contributed to us in the separation. We are the operator and managing partner of WRB, which consists of the Wood River and Borger refineries.

WRB’s processing capability of heavy Canadian or similar crudes was 145,000 barrels per day, after startup of the Keystone pipeline and prior to the finalization of the CORE Project at the Wood River Refinery. We have completed the CORE Project, and operational startup occurred in the fourth quarter of 2011. Test runs of the CORE Project have been successful to date and will continue through the first quarter of 2012. Upon completion of testing, total processing capability of heavy Canadian or similar crudes within WRB will be dependent on the quality of heavy crudes that are economically available, and is expected to range between 235,000 and 255,000 barrels per day.

•	Wood River Refinery

The Wood River Refinery is located in Roxana, Illinois, about 15 miles northeast of St. Louis, Missouri, at the convergence of the Mississippi and Missouri rivers. Operations include three distilling units, two fluid catalytic cracking units, hydrocracking, coking, reforming, hydrotreating and sulfur recovery. The refinery produces a high percentage of transportation fuels, such as gasoline, diesel and jet fuel. Other products include petrochemical feedstocks, asphalt and coke. Finished product leaves Wood River by pipeline, rail, barge and truck. The CORE Project has resulted in an increased clean product yield of 5 percent. Gross heavy crude oil capacity is expected to increase between 90,000 to 110,000 barrels per day, dependent on the quality of available heavy crudes. The majority of the existing asphalt production at Wood River will be replaced with production of upgraded products.

•	Borger Refinery

The Borger Refinery is located in Borger, Texas, in the Texas Panhandle, approximately 50 miles north of Amarillo. The refinery facilities are comprised of coking, fluid catalytic cracking, hydrodesulfurization and naphtha reforming, in addition to a 45,000-barrels-per-day NGL fractionation facility. It produces a high percentage of transportation fuels, such as gasoline, diesel and jet fuel, as well as coke, NGL and solvents. Refined products are transported via pipelines from the refinery to West Texas, New Mexico, Colorado and the Midcontinent region.

In connection with the separation, we have entered into a put agreement and a feedstock right of first offer agreement with Cenovus. Under the put agreement, if Cenovus suffers a transportation constraint it cannot mitigate which threatens to shut in FCCL production, we will be required to purchase FCCL-produced crude oil from Cenovus, subject to a maximum daily volume amount and provided we have pipeline capacity available after meeting any other contractual obligations, at a price equal to the lower of fair market value or the “break even value” of such crude oil compared to other crude oils that could be processed at one of our refineries. Under the feedstock right of first offer agreement, if we determine to enter into a six-month or longer term agreement to acquire Canadian crude oil for the Wood River Refinery or the Borger Refinery, we will be required to first notify Cenovus and offer Cenovus the opportunity to supply FCCL-produced crude oil according to the specified terms.

Ponca City Refinery

The Ponca City Refinery is located in Ponca City, Oklahoma. It is a high-conversion facility which includes fluid catalytic cracking, delayed coking and hydrodesulfurization units. It produces a full range of products, including gasoline, diesel, jet fuel, liquefied petroleum gas (LPG) and anode-grade petroleum coke. Finished petroleum products are primarily shipped by company-owned and common carrier pipelines to markets throughout the Midcontinent region.

Billings Refinery

The Billings Refinery is located in Billings, Montana. Its facilities include fluid catalytic cracking and hydrodesulfurization units, in addition to a delayed coker, which converts heavy, high-sulfur residue into higher value light oils. The refinery produces a high percentage of transportation fuels, such as gasoline, diesel and aviation fuels, as well as fuel-grade petroleum coke. Finished petroleum products from the refinery are delivered by pipeline, railcar and truck. The pipelines transport most of the refined products to markets in Montana, Wyoming, Utah and Washington.

West Coast Region

Ferndale Refinery

The Ferndale Refinery is located on Puget Sound in Ferndale, Washington, approximately 20 miles south of the U.S.-Canada border. Facilities include a fluid catalytic cracker, an alkylation unit, a diesel hydrotreater and an S-Zorb™ unit. The refinery produces transportation fuels such as gasoline and diesel. Other products include residual fuel oil, which supplies the northwest marine transportation market. Most refined products are distributed by pipeline and barge to major markets in the northwest United States.

Los Angeles Refinery

The Los Angeles Refinery consists of two linked facilities located about five miles apart in Carson and Wilmington, California, approximately 15 miles southeast of Los Angeles International Airport. Carson serves as the front end of the refinery by processing crude oil, and Wilmington serves as the back end by upgrading the intermediate products to finished products. The refinery produces a high percentage of transportation fuels, such as gasoline, diesel and jet fuel. Other products include fuel-grade petroleum coke. The refinery produces California Air Resources Board (CARB)-grade gasoline by blending ethanol to meet government-mandated oxygenate requirements. Refined products are distributed to customers in California, Nevada and Arizona by pipeline and truck.

San Francisco Refinery

The San Francisco Refinery consists of two facilities linked by a 200-mile pipeline. The Santa Maria facility is located in Arroyo Grande, California, about 200 miles south of San Francisco, while the Rodeo facility is in the San Francisco Bay Area. Semi-refined liquid products from the Santa Maria facility are sent by pipeline to the Rodeo facility for upgrading into finished petroleum products. The refinery produces a high percentage of transportation fuels, such as gasoline, diesel and jet fuel. Other products include petroleum coke. It also produces CARB-grade gasoline by blending ethanol to meet government-mandated oxygenate requirements. The majority of the refined products are distributed by pipeline, railcar and barge to customers in California.

Marketing

In the United States, as of December 31, 2011, we marketed gasoline, diesel and aviation fuel through approximately 8,250 marketer-owned or -supplied outlets in 49 states. The majority of these sites utilize the Phillips 66, Conoco or 76 brands.

Wholesale

At December 31, 2011, our wholesale operations utilized a network of marketers operating approximately 6,875 outlets that provided refined product offtake from our refineries. We have placed a strong emphasis on the wholesale channel of trade because of its lower capital requirements. In addition, we held brand-licensing agreements with approximately 500 sites. Our refined products are marketed on both a branded and unbranded basis.

In addition to automotive gasoline and diesel, we produce and market aviation gasoline, which is used by smaller piston engine aircrafts. At December 31, 2011, aviation gasoline and jet fuel were sold through dealers and independent marketers at approximately 875 Phillips 66-branded locations in the United States.

Retail

In 2006, we announced plans to divest approximately 830 of our U.S. company-owned outlets. This program was completed in 2010. In addition, in June 2010, we sold our interest in CFJ Properties, a joint venture which owned and operated 110 Flying J-branded truck travel plazas.

Lubricants

We manufacture and sell automotive, commercial and industrial lubricants which are marketed worldwide under the Phillips 66, Conoco, 76 and Kendall brands, as well as other private label brands. We also manufacture Group II and import Group III base oils and market both globally under the respective brand names Pure Performance and Ultra-S.

Premium Coke & Polypropylene

We manufacture and market high-quality graphite and anode-grade petroleum cokes in the United States and Europe for use in the global steel and aluminum industries. We also manufacture and market polypropylene to North America under the COPYLENE brand name. Our ThruPlus Delayed Coker Technology, a proprietary process for upgrading heavy oil into higher value, light hydrocarbon liquids, was sold in June 2011.

Transportation

We own or lease various assets to provide strategic, timely and environmentally safe delivery of crude oil, refined products, natural gas and NGL. These assets include pipeline systems; petroleum product, crude oil and LPG terminals; a petroleum coke handling facility; a fleet of marine vessels; and a fleet of railcars.

Pipelines and Terminals

At December 31, 2011, R&M managed approximately 15,000 miles of common-carrier crude oil, raw NGL, natural gas and petroleum products pipeline systems in the United States, including those partially owned or operated by affiliates (other than DCP Midstream). We owned or operated 42 finished product terminals, 8 liquefied petroleum gas terminals, 5 crude oil terminals and 1 petroleum coke exporting facility.

In October 2011, we sold Seaway Products Pipeline Company to DCP Midstream. In December 2011, we sold our 16.55 percent equity interest in Colonial Pipeline Company and our 50 percent equity interest in Seaway Crude Pipeline Company.

The following table depicts our ownership interest in major pipeline systems as of December 31, 2011:

Name	Origination/Terminus	Interest		Size	Miles	Capacity MBD

Crude
Coast and Valley System	Central CA/Bay Area, CA	100		8”-12”	558	307
Clifton Ridge	Westlake, Equillon, Pecan Grove, LA	100		12”-20”	11	270
Cushing	Cushing, OK/Ponca City, OK	100		18”	62	130
WA Line	Odessa, TX/Borger, TX	100		12”-14”	289	118
Oklahoma Mainline/CPL	Wichita Falls, TX/Ponca City, OK	100		12”	217	100
Line O	Cushing, OK/Borger, TX	100		10”	276	37
Line 80	Gaines, TX/Borger, TX	100		8”, 12”	232	33
Glacier	Cut Bank, MT/Billings, MT	79		8”-10”-12”	865	100

Petroleum Product
Sweeny to Pasadena	Sweeny, TX/Pasadena, TX	100		12”, 18”	120	264
Gold Line	Borger, TX/St. Louis, IL	100		8”-16”	681	120
Standish	Marland Junction, OK/Wichita, KS	100		18”	92	80
Borger to Amarillo	Borger, TX/Amarillo, TX	100		8”, 10”	93	76
Wood River	Ponca City, OK/Mt. Vernon, MO	100		10”-12”	248	45
Okla. City/Cherokee 8”	Ponca City, OK/Okla. City, OK	100		8”	90	46
Wichita/Ark City 1&2	Ponca City, OK/Wichita, KS	100		8”-10”	105	55
Seminoe	Billings, MT/Sinclair, WY	100		8”	342	33
Borger-Denver	McKee, TX/Denver, CO	70		8”, 12”	405	38
Pioneer	Sinclair, WY/Salt Lake City, UT	50		8”, 12”	306	63
ATA Line	Amarillo, TX/Albuquerque, NM	50		6”, 10”	293	20
Heartland	McPherson, KS/Des Moines, IA	50		8”, 6”	49	30
Skelly-Belvieu	Skellytown, TX/Mont Belvieu, TX	50		8”	571	29
Yellowstone	Billings, MT/Spokane, WA	46		6”-10”	710	66
Harbor	Woodbury, NJ/Linden, NJ	33		16”	80	104
SAAL	Amarillo, TX/Amarillo and Lubbock, TX	33		6”	121	18
Explorer	Texas Gulf Coast/Chicago, IL	14		24”, 28”	1,885	500

NGL
Line EZ	Rankin, TX/Sweeny, TX	100	*	10”	434	101
Blue Line	Borger, TX/St. Louis, IL	100		8”-12”	666	29
Powder River	Douglas, WY/Borger, TX	50		6”-8”	695	19
Chisholm	Kingfisher, OK/Conway, KS	100		8”-10”	185	42

LPG
Medford PBC	Ponca City, OK/Medford, OK	100		4”-12”	81	60
Conway to Wichita	Conway, KS/Wichita, KS	100		12”	55	38
*100%	interest held by CPChem. Operated by Phillips 66.

Tankers

At December 31, 2011, we utilized 15 double-hulled crude oil tankers that we chartered, with capacities ranging in size from 713,000 to 2,100,000 barrels. These tankers are primarily used to transport feedstocks to certain of our U.S. refineries. In addition, we utilized five double-hulled petroleum product tankers, with capacities ranging from 315,000 to 332,000 barrels, to transport our heavy and clean products.

Truck and Rail

Truck and rail operations are managed on behalf of U.S. refinery and specialty operations. Rail movements are provided via a diverse fleet of more than 8,500 owned and leased railcars. Truck movements are provided through approximately 150 third-party truck companies, as well as through Sentinel Transportation LLC, in which we hold an equity interest.

Specialty Businesses

We manufacture and sell a variety of specialty products including pipeline flow improvers and anode material for high-power lithium-ion batteries. Our specialty products are marketed under the LiquidPower and CPreme brand names.

R&M—INTERNATIONAL

Refining

We own or have an interest in four refineries outside the United States.

			Thousands of Barrels Daily
Refinery	Location	Interest	Net Crude Throughput Capacity	Clean Product Capacity***		Clean Product Yield Capability
				Gasolines	Distillates
Humber	N. Lincolnshire, United Kingdom	100.00%	221	85	115	81%
Whitegate	Cork, Ireland	100.00	71	15	30	65
MiRO*	Karlsruhe, Germany	18.75	58	25	25	85
Melaka**	Melaka, Malaysia	47.00	76	20	50	80

			426

*Mineraloelraffinerie	Oberrhein GmbH.
**Capacity	increased to 80,000 barrels per day effective January 1, 2012.

***Cleanproduct capacities are maximum rates for each clean product category, independent of each other. They are not additive when calculating the clean product yield capability for each refinery.

Primary crude oil characteristics and sources of crude oil for our international refineries are as follows:

	Characteristics				Sources
	Sweet	Medium Sour	Heavy Sour	High TAN*	Europe & FSU**	Middle East & Africa
Humber	—	—		—	—
Whitegate	—				—	—
MiRO	—		—		—	—
Melaka	—	—	—	—		—
*High	TAN (Total Acid Number): acid content greater than or equal to 1.0 milligram of potassium hydroxide (KOH) per gram.
**Former	Soviet Union.

Humber Refinery

The Humber Refinery is located on the east coast of England in North Lincolnshire, United Kingdom. It is a fully integrated refinery which produces a high percentage of transportation fuels, such as gasoline and diesel. Humber’s facilities encompass fluid catalytic cracking, thermal cracking and coking. The refinery has two coking units with associated calcining plants, which upgrade the heaviest part of the crude barrel and imported feedstocks into light oil products and high-value graphite and anode petroleum cokes. Humber is the only coking refinery in the United Kingdom and is one of the world’s largest producers of specialty graphite cokes and one of Europe’s largest anode coke producers. Approximately 60 percent of the light oils produced in the refinery are marketed in the United Kingdom, while the other products are exported to the rest of Europe and the United States.

Immingham Combined Heat and Power Plant

The Immingham Combined Heat and Power Plant is a wholly owned 1,180-megawatt facility in the United Kingdom, which provides steam and electricity to the Humber Refinery and steam to a neighboring refinery, as well as merchant power into the U.K. market.

Whitegate Refinery

The Whitegate Refinery is located in Cork, Ireland, and is Ireland’s only refinery. The refinery primarily produces transportation fuels, such as gasoline, diesel and fuel oil, which are distributed to the inland market, as well as being exported to Europe and the United States. We also operate a crude oil and products storage complex consisting of 7.5 million barrels of storage capacity and an offshore mooring buoy, located in Bantry Bay, about 80 miles southwest of the refinery in southern Cork County.

MiRO Refinery

The Mineraloelraffinerie Oberrhein GmbH (MiRO) Refinery, located on the Rhine River in Karlsruhe in southwest Germany, is a joint venture in which we own an 18.75 percent interest. Facilities include three crude unit trains, fluid catalytic cracking, petroleum coking and calcining, hydrodesulfurization units, reformers, isomerization and aromatics recovery units, ethyl tert-butyl ether (ETBE) and alkylation units. MiRO produces a high percentage of transportation fuels, such as gasoline and diesel. Other products include petrochemical feedstocks, home heating oil, bitumen, and anode- and fuel-grade petroleum coke. Refined products are delivered to customers in southwest Germany, northern Switzerland and western Austria by truck, railcar and barge.

Melaka Refinery

The Melaka Refinery in Melaka, Malaysia, is a joint venture refinery in which we own a 47 percent interest. Melaka produces a full range of refined petroleum products and capitalizes on coking technology to upgrade low-cost feedstocks into higher-margin products. An expansion project was completed during 2010 to increase crude oil conversion and treating unit capacities. Our share of refined products is transported by tanker and marketed in Malaysia and other Asian markets.

Wilhelmshaven Refinery

The Wilhelmshaven Refinery is located in the northern state of Lower Saxony in Germany, and has a 260,000 barrels-per-day crude oil processing capacity. In August 2011, we sold the refinery, tank farm and marine terminal.

Yanbu

In May 2006, we signed a Memorandum of Understanding with the Saudi Arabian Oil Company to conduct a detailed evaluation of a proposed development of a 400,000-barrel-per-day, full-conversion refinery in Yanbu, Saudi Arabia. We ended our participation in the project in the first quarter of 2010.

Marketing

We have marketing operations in five European countries. Our European marketing strategy is to sell primarily through owned, leased or joint venture retail sites using a low-cost, high-volume approach. We use the JET brand name to market retail and wholesale products in Austria, Germany and the United Kingdom. In addition, a joint venture in which we have an equity interest markets products in Switzerland under the Coop brand name.

We also market aviation fuels, LPG, heating oils, transportation fuels, marine bunker fuels, bitumen plus fuel coke specialty products to commercial customers and into the bulk or spot market in the above countries and Ireland.

In 2006, we announced our intention to sell some of our non-strategic marketing businesses. As a result, during 2007, we sold 377 of our fueling stations located in six European countries and completely divested our marketing operations in Thailand and Malaysia. During 2008 we sold our Norway, Sweden and Denmark marketing assets.

As of December 31, 2011, we had approximately 1,430 marketing outlets in our European operations, of which approximately 900 were company-owned and 330 were dealer-owned. We also held brand-licensing agreements with approximately 200 sites. Through our joint venture operations in Switzerland, we also have interests in 250 additional sites.

MIDSTREAM

The Midstream segment purchases raw natural gas from producers, including ConocoPhillips, and gathers natural gas through extensive pipeline gathering systems. The natural gas is then processed to extract NGL. The remaining “residue” gas is marketed to electrical utilities, industrial users and gas marketing companies. Most of the NGL are fractionated—separated into individual components such as ethane, butane and propane—and marketed as chemical feedstock, fuel or refinery blendstock. Total NGL extracted in 2011, including our share of DCP Midstream, was 192,000 barrels per day, compared with 184,000 barrels per day in 2010.

DCP Midstream

Our Midstream segment is primarily conducted through our 50 percent equity investment in DCP Midstream, which is headquartered in Denver, Colorado. DCP Midstream owns or operates 61 natural gas processing facilities, with a gross inlet capacity of 7.2 billion cubic feet per day of natural gas. Its natural gas pipeline systems include gathering services for these facilities, as well as natural gas transmission, and totals approximately 62,000 miles of pipeline. DCP Midstream also owns or operates 12 NGL fractionation plants, along with propane terminal facilities and NGL pipeline assets.

In 2011, DCP Midstream’s raw natural gas throughput averaged 6.1 billion cubic feet per day, and NGL extraction averaged 383,000 barrels per day, compared with 6.1 billion cubic feet per day and 369,000 barrels per day in 2010. DCP Midstream’s assets are primarily located in the following natural gas producing regions of the United States: Rocky Mountains, Midcontinent, Permian, East Texas/North Louisiana, South Texas, Central Texas and Gulf Coast.

The residual natural gas, primarily methane, which results from processing raw natural gas, is sold by DCP Midstream at market-based prices to marketers and end-users. End-users include large industrial companies, natural gas distribution companies and electric utilities. DCP Midstream purchases or takes custody of substantially all of its raw natural gas from producers, principally under the following types of contractual arrangements:

•

Percentage-of-proceeds arrangements.  In general, DCP Midstream purchases natural gas from producers, transports and processes it and then sells the residue natural gas and NGL in the market. The payment to the producer is an agreed upon percentage of the proceeds from those sales. DCP Midstream’s revenues from these arrangements correlate directly with the prices of natural gas, crude oil and NGL. More than 70 percent of the natural gas volumes gathered and processed is under percentage-of-proceeds contracts.

•

Fee-based arrangements.  DCP Midstream receives a fee for the various services it provides, including gathering, compressing, treating, processing or transporting natural gas. The revenue DCP Midstream earns from these arrangements is directly related to the volume of natural gas that flows through its systems and is not directly dependent on commodity prices.

•

Keep-whole and wellhead purchase arrangement.  DCP Midstream gathers or purchases raw natural gas from producers for processing and then markets the NGL. DCP Midstream keeps the producer whole by returning an equivalent amount of natural gas after the processing is complete. DCP Midstream is exposed to the price difference between NGL and natural gas prices, representing the theoretical gross margin for processing liquids from natural gas.

DCP Midstream markets a portion of its NGL to us and CPChem under a supply agreement whose volume commitments remain steady until December 31, 2014. This purchase commitment is on an “if-produced, will-purchase” basis and is expected to have a relatively stable purchase pattern over the remaining term of the contract. Under the agreement, NGL is purchased at various published market index prices, less transportation and fractionation fees.

DCP Midstream is constructing a natural gas processing plant in the Eagle Ford shale area of Texas. The plant, named the Eagle Plant, is expected to have a capacity of 200 million cubic feet per day and be accompanied by related natural gas liquids infrastructure. The Eagle Plant is projected to be online in the third quarter of 2012 and would increase DCP Midstream’s total natural gas processing capacity in the area to 1 billion cubic feet per day.

DCP Midstream is building a major new NGL pipeline in Texas. The Sand Hills Pipeline is designed to provide new NGL transportation capacity from the Permian Basin and Eagle Ford shale area to markets in the Gulf Coast. The pipeline’s initial capacity is expected to be 200,000 barrels per day, with expansion to 350,000 barrels per day possible. The pipeline will be phased into service, with completion of the first phase expected by the third quarter of 2012 to accommodate DCP Midstream’s growing Eagle Ford liquids volumes. Service from the Permian Basin could be available as soon as the third quarter of 2013.

Rockies Express Pipeline LLC (REX)

We have a 25 percent interest in REX. The REX natural gas pipeline runs 1,679 miles from Cheyenne, Colorado, to Clarington, Ohio, and has a natural gas transmission capacity of 1.8 billion cubic feet per day, with most of its system having a pipeline diameter of 42 inches. Numerous compression facilities support the pipeline system. The REX pipeline is designed to enable natural gas producers in the Rocky Mountains region to deliver natural gas supplies to the Midwest and eastern regions of the United States.

Other Midstream

Outside of DCP Midstream and REX, our U.S. natural gas and NGL business includes the following:

•

A 22.5 percent equity interest in Gulf Coast Fractionators, which owns an NGL fractionation plant in Mont Belvieu, Texas. We operate the facility, and our net share of capacity is 24,300 barrels per day. In October 2010, Gulf Coast Fractionators announced plans to expand the capacity of its fractionation facility to 145,000 barrels per day. The expansion is expected to be operational in the second quarter of 2012.

•	A 40 percent interest in a fractionation plant in Conway, Kansas. Our net share of capacity is 43,200 barrels per day.

•	A 12.5 percent equity interest in a fractionation plant in Mont Belvieu, Texas. Our net share of capacity is 26,000 barrels per day.

•	Marketing operations that optimize the flow of NGL and market propane on a wholesale basis.

CHEMICALS

The Chemicals segment consists of our 50 percent equity investment in CPChem, which is headquartered in The Woodlands, Texas. At the end of 2011, CPChem owned or had joint-venture interests in 38 manufacturing facilities and four research and technical centers around the world.

CPChem’s business is structured around two primary operating segments: Olefins & Polyolefins (O&P) and Specialties, Aromatics & Styrenics (SA&S). The O&P segment produces and markets ethylene, propylene, and other olefin products, which are primarily consumed within CPChem for the production of polyethylene, normal alpha olefins, polypropylene and polyethylene pipe. The SA&S segment manufactures and markets aromatics products, such as benzene, styrene, paraxylene and cyclohexane, as well as polystyrene and styrene-butadiene copolymers. SA&S also manufactures and/or markets a variety of specialty chemical products including organosulfur chemicals, solvents, catalysts, drilling chemicals, mining chemicals and high-performance engineering plastics and compounds.

The manufacturing of petrochemicals and plastics involves the conversion of hydrocarbon-based raw material feedstock into higher value products, often through a thermal process referred to in the industry as “cracking.” For example, ethylene can be produced from cracking the feedstocks ethane, propane, butane, natural gasoline or certain refinery liquids, such as naphtha and gas oil. The produced ethylene has a number of uses, primarily as a raw material for the production of plastics, such as polyethylene and polyvinyl chloride. Plastic resins, such as polyethylene, are manufactured in a thermal/catalyst process, and the produced output is used as a further feedstock for various applications, such as packaging and plastic pipe.

CPChem, through its subsidiaries and equity affiliates, has manufacturing facilities located in Belgium, China, Colombia, Qatar, Saudi Arabia, Singapore, South Korea and the United States.

The following table reflects CPChem’s petrochemicals and plastics product capacities at December 31, 2011:

	Millions of Pounds per Year
	U.S.	Worldwide
O&P
Ethylene	7,830	9,365
Propylene	2,950	3,115
High-density polyethylene	4,205	5,650
Low-density polyethylene	620	620
Linear low-density polyethylene	420	420
Polypropylene*	420	420
Normal alpha olefins	1,490	1,930
Polyalphaolefins	105	235
Polyethylene pipe	590	590

Total O&P	18,630	22,345

SA&S
Benzene	1,600	2,470
Cyclohexane	1,065	1,460
Paraxylene	1,000	1,000
Styrene	1,050	1,875
Polystyrene	835	1,180
K-Resin® SBC	100	170
Specialty chemicals	605	705
Ryton® PPS	55	75

Total SA&S	6,310	8,935

*	Units shut down at the end of January 2012.
Capacities	include CPChem’s share in equity affiliates.

Key Projects

In October 2010, CPChem announced plans to build a 1-hexene plant capable of producing in excess of 200,000 metric tons per year at its Cedar Bayou Chemical Complex in Baytown, Texas. 1-hexene, a normal alpha olefin, is a critical component used in the manufacture of polyethylene, a plastic resin commonly converted into film, plastic pipe, milk jugs, detergent bottles and food and beverage containers. Project planning has begun, with startup anticipated in 2014, subject to project sanctioning.

In November 2011, CPChem completed the acquisition of a polyalphaolefins (PAO) plant located in Beringen, Belgium. The addition of the plant more than doubled CPChem’s PAO production capability. PAOs are used in many synthetic products, such as lubricants, greases and fluids, and have emerged as essential components in many industries and applications.

In December 2011, CPChem announced plans to pursue a project to construct a world-scale ethane cracker and two polyethylene facilities in the U.S. Gulf Coast Region. The project would leverage the development of significant shale gas resources in the United States. CPChem’s Cedar Bayou facility in Baytown, Texas, would be the location of the 3.3 billion-pounds-per-year ethylene unit. The two polyethylene facilities, each with an annual capacity of 1.1 billion pounds, would be located at either the Cedar Bayou facility, or near CPChem’s Sweeny facility in Old Ocean, Texas. Further evaluation will occur during 2012, with a final investment decision expected in 2013.

CPChem owns a 49 percent interest in Qatar Chemical Company Ltd. (Q-Chem), a joint venture that owns a major olefins and polyolefins complex in Mesaieed, Qatar. CPChem also owns a 49 percent interest in Qatar Chemical Company II Ltd. (Q-Chem II), a second joint venture in Mesaieed. The Q-Chem II facility produces polyethylene and normal alpha olefins (NAO) on a site adjacent to the Q-Chem complex. In connection with this project, an ethane cracker that provides ethylene feedstock via pipeline to the Q-Chem II plants was developed in Ras Laffan Industrial City, Qatar. The ethane cracker and pipeline are owned by Ras Laffan Olefins Company, a joint venture of Q-Chem II and Qatofin Company Limited. Q-Chem II’s interests in the ethane cracker, pipeline and polyethylene and NAO plants are collectively referred to as Q-Chem II. Operational startup of Q-Chem II occurred in 2010.

Saudi Chevron Phillips Company (SCP) is a 50-percent-owned joint venture of CPChem that owns and operates an aromatics complex at Jubail Industrial City, Saudi Arabia. Jubail Chevron Phillips Company (JCP), another 50-percent-owned joint venture of CPChem, owns and operates an integrated styrene facility adjacent to the SCP aromatics complex. SCP and JCP are collectively known as S-Chem.

In December 2011, Saudi Polymers Company (SPCo), a 35-percent-owned joint venture company of CPChem, completed the construction of an integrated petrochemicals complex at Jubail Industrial City, Saudi Arabia. SPCo will produce ethylene, propylene, polyethylene, polypropylene, polystyrene and 1-hexene. Commercial production is expected to commence in 2012.

Other

Our agreement with Chevron regarding CPChem permits Chevron to buy our 50 percent interest in CPChem for fair market value if, at any time after the separation, we experience a change in control or if both Moody’s Investors Service and Standard & Poor’s Ratings Service lower our credit ratings below investment grade and the credit rating from either rating agency remains below investment grade for 365 days thereafter, with fair market value determined by agreement or by nationally recognized investment banks.

TECHNOLOGY DEVELOPMENT

Our Technology group focuses on developing new business opportunities designed to provide future growth prospects for Phillips 66. These activities are included in “Corporate and Other.” Focus areas include advanced hydrocarbon processes, energy efficiency technologies, new petroleum-based products, renewable fuels and carbon capture and conversion technologies. We are progressing the technology development of second-generation biofuels with Iowa State University, the Colorado Center for Biorefining and Biofuels and Archer Daniels Midland. We have also established a relationship with the University of Texas Energy Institute to collaborate on emerging technologies. Internally, we are continuing to evaluate wind, solar and geothermal investment opportunities.

We offer a gasification technology (E-Gas™) which converts petroleum coke, coal, and other low-value hydrocarbon feedstocks into high-value synthesis gas used for a slate of products, including power, substitute natural gas, hydrogen and chemicals. This clean, efficient technology facilitates carbon capture and storage, minimizes criteria pollutant emissions, and reduces water consumption. E-Gas™ has been utilized in commercial applications since 1987 and is currently licensed to third parties in Asia and North America, and we are pursuing several additional licensing opportunities.

COMPETITION

Our R&M segment competes primarily in the United States, Europe and Asia. Based on the statistics published in the December 5, 2011, issue of the Oil & Gas Journal, we are one of the largest refiners of petroleum products in the United States. Worldwide, our refining capacity ranked in the top 10 among non-government-controlled companies. In the Chemicals segment, CPChem generally ranked within the top 10 producers of many of its major product lines, based on average 2011 production capacity, as published by industry sources. Petroleum products, petrochemicals and plastics are delivered into the worldwide commodity markets. Elements of competition for both our R&M and Chemicals segments include product improvement, new product development, low-cost structures, and efficient manufacturing and distribution systems. In the marketing portion of the business, competitive factors include product properties and processibility, reliability of supply, customer service, price and credit terms, advertising and sales promotion, and development of customer loyalty to branded products.

The Midstream segment, through our equity investment in DCP Midstream and our other operations, competes with numerous integrated petroleum companies, as well as natural gas transmission and distribution companies, to deliver components of natural gas to end users in the commodity natural gas markets. DCP Midstream is a large extractor of NGL in the United States. Principal methods of competing include economically securing the right to purchase raw natural gas into gathering systems, managing the pressure of those systems, operating efficient NGL processing plants and securing markets for the products produced.

GENERAL

At December 31, 2011, we held a total of 520 active patents in 50 countries worldwide, including 229 active U.S. patents. During 2011, we received 37 patents in the United States and 35 foreign patents. Our products and processes generated licensing revenues of $10 million in 2011. The overall profitability of any business segment is not dependent on any single patent, trademark, license, franchise or concession.

Company-sponsored research and development activities charged against earnings were $74 million, $56 million and $36 million in 2011, 2010 and 2009, respectively.

In support of our goal to attain zero incidents, we have implemented a comprehensive Health, Safety and Environmental (HSE) management system to support our business units in achieving consistent management of HSE risks across our enterprise. The management system is designed to ensure that personal safety, process safety, and environmental impact risks are identified and mitigation steps are taken to reduce the risk. The management system requires periodic audits to ensure compliance with government regulations as well as our internal requirements. Our commitment to continuous improvement is reflected in annual goal setting and performance measurement.

Please see the environmental information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Contingencies” under the captions “Environmental” and “Climate Change.” It includes information on expensed and capitalized environmental costs for 2011 and those expected for 2012 and 2013.

We had approximately 12,400 employees at December 31, 2011, excluding employees in corporate and other support functions.

LEGAL PROCEEDINGS

The following is a description of reportable legal proceedings, including those involving governmental authorities under federal, state and local laws regulating the discharge of materials into the environment. While it is not possible to accurately predict the final outcome of these pending proceedings, if any one or more of such proceedings were decided adversely to Phillips 66, we expect there would be no material effect on our combined financial position. Nevertheless, such proceedings are reported pursuant to SEC regulations.

Our U.S. refineries are implementing two separate consent decrees, regarding alleged violations of the Federal Clean Air Act, with the U.S. Environmental Protection Agency (EPA), six states and one local air pollution agency. Some of the requirements and limitations contained in the decrees provide for stipulated penalties for violations. Stipulated penalties under the decrees are not automatic, but must be requested by one of the agency signatories. As part of periodic reports under the decrees or other reports required by permits or regulations, we occasionally report matters that could be subject to a request for stipulated penalties. If a specific request for stipulated penalties meeting the reporting threshold set forth in SEC rules is made pursuant to these decrees based on a given reported exceedance, we will separately report that matter and the amount of the proposed penalty.

On November 28, 2011, the Borger Refinery received a Notice of Enforcement from the Texas Commission on Environmental Quality (TCEQ) for alleged emissions events that occurred during inclement weather in January and February 2011. The TCEQ is seeking a penalty of $120,000. We are working with TCEQ to resolve this matter.

In October 2011, we were notified by the Attorney General of the State of California that it was conducting an investigation into possible violations of the regulations relating to the operation of underground storage tanks at gas stations in California. We are contesting these allegations.

In October 2007, we received a Complaint from the EPA alleging violations of the Clean Water Act related to a 2006 oil spill at the Bayway Refinery and proposing a penalty of $156,000. We are working with the EPA and the U.S. Coast Guard to resolve this matter.

In 2009, we notified the EPA and the U.S. Department of Justice (DOJ) that we had self-identified certain compliance issues related to Benzene Waste Operations National Emission Standard for Hazardous Air Pollutants requirements at our Trainer, Pennsylvania, and Borger, Texas, facilities. On January 6, 2010, the DOJ provided its initial penalty demand for this matter as part of our confidential settlement negotiations. We have reached an agreement with the EPA and DOJ regarding an appropriate penalty amount, which will be reflected in the third amendment to the consent decree in Civil Action No. H-05-258 (the agreed-upon penalty amount remains confidential until that time).

On May 19, 2010, the Lake Charles Refinery received a Consolidated Compliance Order and Notice of Potential Penalty from the Louisiana Department of Environmental Quality (LDEQ) alleging various violations of applicable air emission regulations, as well as certain provisions of the consent decree in Civil Action No. H-01-4430. We are working with the LDEQ to resolve this matter.

In October 2003, the District Attorney’s Office in Sacramento, California, filed a complaint in Superior Court for alleged methyl tertiary-butyl ether (MTBE) contamination in groundwater. On April 4, 2008, the District Attorney’s Office filed an amended complaint that included alleged violations of state regulations relating to operation or maintenance of underground storage tanks. There are numerous other defendants named in the suit. On December 19, 2011, the Court approved a settlement of this lawsuit which includes our payment of $500,000 that will be treated as a civil penalty. This matter is now resolved.

On April 13, 2011, we received a Notice of Enforcement and Proposed Agreed Order from the TCEQ seeking a penalty to settle several violations of air pollution control regulations and/or facility permit conditions at the Borger Refinery. These violations were previously disclosed on the ConocoPhillips Borger Refinery Title V deviation report. The TCEQ approved the settlement of this matter on October 18, 2011, with payment of a $70,963 penalty and a $70,962 Supplemental Environmental Project. This matter is now resolved.

In December 2011, we were notified by the EPA of alleged violations related to the use of Renewable Identification Numbers (RINs). The EPA intends to present an administrative settlement agreement to resolve the alleged violations under which it would seek a penalty of $250,000. We are working with the EPA to resolve this matter.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information, as of March 1, 2012, regarding the individuals who are expected to serve as our executive officers following the distribution. After the distribution, none of these individuals will continue to be employees of ConocoPhillips. In each case, such officer selections are expected to become effective on the distribution date.

Name	Position with Phillips 66	Age
Greg C. Garland	Chairman, President and Chief Executive Officer	54

C. Doug Johnson	Vice President and Controller	52

Paula A. Johnson	Senior Vice President, Legal, Corporate Secretary and General Counsel	48

Greg G. Maxwell	Executive Vice President and Chief Financial Officer	55

Tim G. Taylor	Executive Vice President, Commercial, Transportation, Business Development & Marketing	58

Larry M. Ziemba	Executive Vice President, Refining	56

There are no family relationships among any of the officers named above. Each officer of the company will hold office from the date of election until the first meeting of the directors held after the initial Annual Meeting of Stockholders or until a successor is elected. Phillips 66 has not yet set the date of the first annual meeting to be held following the distribution. Set forth below is information about the executive officers identified above.

Greg C. Garland will serve as Chairman of the Board of Directors, President and Chief Executive Officer of Phillips 66. He was appointed Senior Vice President, Exploration and Production—Americas for ConocoPhillips in October 2010, having previously served as President and Chief Executive Officer of Chevron Phillips Chemical Company LLC (CPChem) since 2008. Prior to that, he served as Senior Vice President, Planning and Specialty Products at CPChem from 2000 to 2008. Prior to joining CPChem in 2000, he held several senior positions with Phillips Petroleum Company (now ConocoPhillips).

C. Doug Johnson will serve as Vice President and Controller. Mr. Johnson has served as General Manager, Upstream Finance, Strategy and Planning at ConocoPhillips since 2010. Prior to this, he served as General Manager, Downstream Finance from 2008 to 2010 and General Manager, Upstream Finance from 2005 to 2008.

Paula A. Johnson will serve as Senior Vice President, Legal, Corporate Secretary and General Counsel. Ms. Johnson currently serves as Deputy General Counsel, Corporate, and Chief Compliance Officer of ConocoPhillips, a position she has held since 2010. Prior to this, she served as Deputy General Counsel, Corporate from 2009 to 2010 and Managing Counsel, Litigation and Claims from 2006 to 2009.

Greg G. Maxwell will serve as Executive Vice President and Chief Financial Officer of Phillips 66. Mr. Maxwell retired as CPChem’s Senior Vice President, Chief Financial Officer and Controller in 2012, a position held since 2003. He served as Vice President and Controller of CPChem from 2000 to 2003. Prior to joining CPChem in 2000, he held several senior positions with Phillips Petroleum Company (now ConocoPhillips).

Tim G. Taylor will serve as Executive Vice President, Commercial, Transportation, Business Development & Marketing of Phillips 66. Mr. Taylor retired as Chief Operating Officer of CPChem in 2011. Prior to this,

Mr. Taylor served as Executive Vice President, Olefins & Polyolefins, at CPChem from 2008 to 2011, and Senior Vice President, Olefins & Polyolefins, from 2000 to 2008. Prior to joining CPChem in 2000, he held several senior positions with Phillips Petroleum Company (now ConocoPhillips).

Larry M. Ziemba will serve as Executive Vice President, Refining. Mr. Ziemba has served as President, Global Refining, at ConocoPhillips since 2010. Prior to this, he served as President, U.S. Refining from 2003 to 2010.

DIRECTORS

Composition of the Board of Directors

Under Delaware law, the business and affairs of Phillips 66 will be managed under the direction of its board of directors. The Phillips 66 certificate of incorporation and bylaws provide that the number of directors may be fixed by the board from time to time. We currently expect that, upon the consummation of our separation, our Board of Directors will consist of seven to ten members, a substantial majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the NYSE.

Qualification of Directors

We believe the Board of Directors should consist of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to our company. Under its charter, the Committee on Directors’ Affairs will seek to ensure the Board reflects a range of talents, ages, skills, diversity, and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, governmental/regulatory, leadership, and petroleum related industries, sufficient to provide sound and prudent guidance with respect to our operations and interests. The Board will seek to maintain a diverse membership, but will not have a separate policy on diversity at the time of our separation from ConocoPhillips. The Board will also require that its members be able to dedicate the time and resources necessary to ensure the diligent performance of their duties on the company’s behalf, including attending Board and applicable committee meetings.

Board of Directors Following the Distribution

The following table sets forth information, as of March 1, 2012, regarding certain individuals who are expected to serve as members of our Board of Directors following the distribution. After the distribution, none of these individuals will continue to be directors or employees of ConocoPhillips. In each case, such appointments are expected to become effective on the distribution date.

Name	Age
Greg C. Garland	54

John E. Lowe	53

Harold W. McGraw III	63

Victoria J. Tschinkel	64

Set forth below is biographical information about the expected directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide to the Phillips 66 Board.

Greg C. Garland will serve as Chairman of the Board of Directors, President and Chief Executive Officer of Phillips 66. He was appointed Senior Vice President, Exploration and Production—Americas for ConocoPhillips in October 2010, having previously served as President and Chief Executive Officer of CPChem since 2008. Prior to that, he served as Senior Vice President, Planning and Specialty Products at CPChem from 2000 to 2008.

Skills and Qualifications: Mr. Garland’s 31-year career with Phillips Petroleum, CPChem and ConocoPhillips and, following the distribution, as CEO of Phillips 66, makes him uniquely and well qualified to serve both as a director and Chairman of the Board. Mr. Garland’s extensive experience in the industry makes his service as a director invaluable to the company.

John E. Lowe currently serves as Assistant to the CEO of ConocoPhillips, a position he has held since 2008. Prior to his current position, Mr. Lowe served as Executive Vice President, Exploration & Production, from 2007 to 2008 and Executive Vice President, Commercial from 2006 to 2007.

Skills and Qualifications: Mr. Lowe’s 30-year career with Phillips Petroleum and ConocoPhillips makes him well qualified to serve as a director of Phillips 66. Mr. Lowe also serves as one of ConocoPhillips’ board representatives at DCP Midstream and is a former board representative of CPChem. His extensive experience within these key joint ventures, as well as within ConocoPhillips and the broader industry in general, makes him well qualified to serve as a director of Phillips 66.

Harold W. McGraw III currently serves as Chairman, President and Chief Executive Officer of The McGraw-Hill Companies. Prior to his service as Chairman, he served as President and Chief Executive Officer of The McGraw-Hill Companies from 1998 to 2000 and President and Chief Operating Officer of The McGraw-Hill Companies from 1993 to 1998. Mr. McGraw currently serves on the boards of The McGraw-Hill Companies, ConocoPhillips and United Technologies Corporation.

Skills and Qualifications: As an active CEO of a large, global public company with a significant role in the financial reporting industry, Mr. McGraw’s experience allows him to provide Phillips 66 with valuable financial and operational expertise. In addition, with experience in operations worldwide, he is well qualified to advise Phillips 66 on its global operations.

Victoria J. Tschinkel currently serves as Chairwoman of 1000 Friends of Florida. Ms. Tschinkel served as Director of the Florida Nature Conservancy from 2003 to 2006 and was a Senior Environmental Consultant to Landers & Parsons, a Tallahassee, Florida law firm, from 1987 to 2002. Ms. Tschinkel was the Secretary of the Florida Department of Environmental Regulation from 1981 to 1987. Ms. Tschinkel currently serves on the board of ConocoPhillips.

Skills and Qualifications: Ms. Tschinkel’s extensive environmental regulatory experience makes her well qualified to serve as a member of the Board. In addition, her relationships and experience working within the environmental community position her to advise the Board on the impact of our operations in sensitive areas.

Additional Directors

We are in the process of identifying the individuals, in addition to Messrs. Garland, Lowe and McGraw and Ms. Tschinkel, who will be our directors following the distribution, and we will provide details regarding these individuals in an amendment to this Information Statement.

Committees of the Board of Directors

Our Board of Directors will establish several standing committees in connection with the discharge of its responsibilities. Effective upon the distribution, our Board of Directors will have the following committees:

Audit and Finance Committee—The principal functions of the Audit and Finance Committee will include:

•

Discussing with management, our independent registered public accounting firm, and the internal auditors the integrity of the company’s accounting policies, internal controls, financial statements, financial reporting practices, and select financial matters, covering our company’s capital structure, complex financial transactions, financial risk management, retirement plans and tax planning.

•	Reviewing significant corporate risk exposures and steps management has taken to monitor, control and report such exposures.
•	Monitoring the qualifications, independence and performance of our independent registered public accounting firm and internal auditors.
•	Monitoring the company’s compliance with legal and regulatory requirements and corporate governance, including our company’s Code of Business Ethics and Conduct.
•	Maintaining open and direct lines of communication with the Board of Directors and the company’s management, internal auditors and independent registered public accounting firm.

The size and composition of the Audit and Finance Committee will meet the independence requirements set forth in the applicable listing standards of the SEC and the NYSE and requirements set forth in the Audit and Finance Committee charter. At least one member of the Audit and Finance Committee will qualify as a financial expert within the meaning of applicable SEC rules. The initial membership of the Audit and Finance Committee will be determined prior to the distribution.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Audit and Finance Committee charter, which will be available on our website: www.Phillips66.com.

Executive Committee—The principal functions of the Executive Committee will include exercising the authority of the full Board of Directors between board meetings on all matters other than (1) those matters expressly delegated to another committee of the Board, (2) the adoption, amendment or repeal of any of the company’s By-laws, and (3) matters which cannot be delegated to a committee under statute or our Certificate of Incorporation or By-laws. The initial members of the Executive Committee will be determined prior to the distribution.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Executive Committee charter, which will be available on our website: www.Phillips66.com.

Human Resources and Compensation Committee—The principal functions of the Human Resources and Compensation Committee will include:

•	Overseeing our executive compensation policies, plans, programs and practices.
•	Assisting the Board of Directors in discharging its responsibilities relating to the fair and competitive compensation of our company’s executives and other key employees.
•	Annually reviewing the performance (together with the Committee on Directors’ Affairs) and setting the compensation of the Chief Executive Officer (CEO).

The Human Resources and Compensation Committee will consist entirely of independent directors, each of whom will meet the NYSE listing independence standards and our company’s independence standards. The initial members of the Human Resources and Compensation Committee will be determined prior to the distribution.

In carrying out its duties, the Human Resources and Compensation Committee will have direct access to outside advisors, independent compensation consultants and others to assist them.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Human Resources and Compensation Committee charter, which will be available on our website: www.Phillips66.com.

Committee on Directors’ Affairs—The principal functions of the Committee on Directors’ Affairs will include:

•	Selecting and recommending director candidates to the Board of Directors to be submitted for election at the annual meeting of stockholders and to fill any vacancies on the Board.
•	Recommending committee assignments to the Board of Directors.
•	Reviewing and recommending to the Board compensation and benefits policies for our non-management directors.
•	Reviewing and recommending to the Board appropriate corporate governance policies and procedures for the company.
•	Conducting an annual assessment of the qualifications and performance of the Board.
•	Reviewing and reporting to the Board annually on the performance of, and succession planning for, the CEO.
•	Together with the Human Resources and Compensation Committee, annually reviewing the performance of the CEO.

The Committee on Directors’ Affairs will consist entirely of independent directors, each of whom will meet the NYSE listing independence standards and our company’s independence standards. The initial members of the Committee on Directors’ Affairs will be determined prior to the distribution.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Committee on Directors’ Affairs charter, which will be available on our website: www.Phillips66.com.

Public Policy—The principal functions of the Public Policy Committee will include:

•	Advising the Board of Directors on current and emerging domestic and international public policy issues.
•	Assisting the Board in the development and review of policies and budgets for charitable and political contributions.

The initial members of the Public Policy Committee will be determined prior to the distribution.

A more detailed discussion of the committee’s mission, composition and responsibilities is contained in the Public Policy Committee charter, which will be available on our website: www.Phillips66.com.

Nominating Process of the Committee on Directors’ Affairs

One of the principal functions of the Committee on Directors’ Affairs will be selecting and recommending director candidates to the Board of Directors to be submitted for election at the annual meeting of stockholders and to fill any vacancies on the Board. We expect that the Committee on Directors’ Affairs will identify, investigate and recommend director candidates to the Board of Directors with the goal of creating balance of knowledge, experience and diversity. Generally, the Committee on Directors’ Affairs is expected to identify candidates through business and organizational contacts of the directors and management. Phillips 66’s By-laws to be in effect at the time of the distribution will permit stockholders to nominate candidates for director election at a stockholders meeting whether or not such nominee is submitted to and evaluated by the Committee on Directors’ Affairs. The Committee on Directors’ Affairs will consider director candidates recommended by stockholders. Candidates recommended by the company’s stockholders will be evaluated on the same basis as candidates recommended by the company’s directors, CEO, other executive officers, third-party search firms or other sources.

Decision-Making Process to Determine Director Compensation

Director compensation will be reviewed annually by the Committee on Directors’ Affairs, with the assistance of such third party consultants as the committee deems advisable, and set by action of the Phillips 66 Board of Directors.

Board Risk Oversight

While our company’s management will be responsible for the day-to-day management of risks to the company, the Board of Directors will have broad oversight responsibility for our risk management programs following the separation from ConocoPhillips. In this oversight role, the Board will be responsible for satisfying itself that the risk management processes designed and implemented by management are functioning as intended, and necessary steps are taken to foster a culture of risk-adjusted decision-making throughout the organization. In carrying out its oversight responsibility, the Board is expected to delegate to individual Board committees certain elements of its oversight function. In this context, the Board is expected to delegate authority to the Audit and Finance Committee to facilitate coordination among the Board’s committees with respect to oversight of our risk management programs. As part of this authority, the Audit and Finance Committee regularly will discuss the company’s risk assessment and risk management policies to ensure our risk management programs are functioning properly. Additionally, the Chairman of the Audit and Finance Committee will meet with the Chairs of the other Board committees each year to discuss the Board’s oversight of the company’s risk management programs. The Board will receive regular updates from its committees on individual areas of risk, such as updates on financial risks from the Audit and Finance Committee, health, safety and environmental risks from the Public Policy Committee and compensation program risks from the Human Resources and Compensation Committee.

Communications with the Board of Directors

Upon our separation from ConocoPhillips, our Board of Directors will maintain a process for stockholders and interested parties to communicate with the Board. Stockholders and interested parties may write or call our Board of Directors by contacting our Corporate Secretary as provided below:

•	Mailing Address: Corporate Secretary Phillips 66, 600 N. Dairy Ashford, Houston, TX 77079
•	Phone Number: 281-293-6600

Relevant communications will be distributed to the Board of Directors or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, certain items unrelated to the Board’s duties and responsibilities will be excluded, such as: business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; resumes and other forms of job inquiries; spam; and surveys. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded. Any communication that is filtered out will be made available to any outside director upon request.

COMPENSATION DISCUSSION AND ANALYSIS

For purposes of the following Compensation Discussion and Analysis (CD&A) and Executive Compensation disclosures, the individuals who served as our principal executive officer and chief financial officer in 2011 and the next three most highly compensated individuals who served in other senior executive positions with us in 2011 are collectively referred to as our “Named Executive Officers.” While this group of executive officers reflects our senior executive team for 2011, most of these executives will not be our executives following the separation (See “Management—Executive Officers following the Distribution”).

The compensation decisions described in CD&A with respect to 2011 were made by the Human Resources and Compensation Committee of ConocoPhillips (HRCC or Committee), which is composed entirely of independent directors. Executive compensation decisions following the separation will be made by the Human Resources and Compensation Committee of Phillips 66 (our “Compensation Committee”), which also will be composed entirely of independent directors.

This Compensation Discussion and Analysis has three main parts:

•	ConocoPhillips 2011 Executive Compensation—This section describes and analyzes the executive compensation programs at ConocoPhillips in 2011 (beginning on page 71).
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Effects of the Separation on Outstanding Executive Compensation Awards—This section discusses the effect of the separation on outstanding compensation awards for our Named Executive Officers (beginning on page 84).

•	Phillips 66 Compensation Programs—This section discusses the anticipated executive compensation programs at Phillips 66 (beginning on page 85).

ConocoPhillips 2011 Executive Compensation

Executive Summary

Program Goals—ConocoPhillips’ compensation program goals are to attract, retain and motivate high-quality employees and to maintain high standards of principled leadership so that ConocoPhillips can responsibly deliver energy to the world and provide sustainable value for its stakeholders, now and in the future. ConocoPhillips believes that its ability to responsibly deliver energy and to provide sustainable value is driven by superior individual performance. Moreover, ConocoPhillips believes employees in leadership roles within the organization are motivated to perform at their highest levels by making performance-based pay a significant portion of their compensation.

Program Structure—ConocoPhillips’ executive compensation program has four primary components: Base Salary; the Variable Cash Incentive Program (VCIP); the Stock Option Program; and the Performance Share Program (PSP). Awards under the performance-based programs (VCIP, Stock Option Program and PSP) are based on ConocoPhillips’ performance measured against the criteria it believes are most likely to drive successful long-term performance. Since its compensation programs are not formulaic, the HRCC evaluates these measurements subjectively and also considers overall ConocoPhillips and individual performance in making its decisions.

Analysis of 2011 Executive Compensation

The following is a discussion and analysis of the decisions of the HRCC in compensating Named Executive Officers for 2011.

In determining performance-based compensation awards for our Named Executive Officers as senior officers of ConocoPhillips for performance periods concluding in 2011, the HRCC began by considering overall company performance, including the following accomplishments and operating conditions:

•	The development and implementation of a strategic plan to enhance ConocoPhillips’ operating and financial position.
•	120 percent organic reserve replacement, excluding the impact of acquisitions and dispositions.
•	Achievement of barrel of oil equivalent (BOE) production and capacity utilization targets.
•	Significant progress in high grading ConocoPhillips’ asset portfolio while strengthening liquidity.
•	Successful exploration efforts.
•	Maintained HSE results at record 2010 levels.
•	Advancement of ConocoPhillips’ succession plans.

The HRCC then considered any adjustments to the awards under ConocoPhillips’ three performance-based compensation programs (VCIP, Stock Option Program and PSP) in accordance with their terms and pre-established criteria, while retaining the discretion to adjust awards based solely on the HRCC’s determination of appropriate payouts.

As a result, the HRCC made the following award decisions under ConocoPhillips’ performance-based compensation programs.

2011 VCIP Awards

In determining award payouts under VCIP for 2011, the HRCC considered the following performance criteria:

•	Company Performance for 2011—In 2011, our VCIP program used both quantitative and qualitative performance measures relating to ConocoPhillips as a whole, including:

¡	Ranking 4th in relative annual total stockholder return compared with the performance-measurement peer group (ExxonMobil, Royal Dutch Shell, BP, Total, and Chevron).
¡	Ranking 1st in percentage change and 2nd in absolute change in improvement in relative annual adjusted return on capital employed compared with the same peer group noted above.
¡	Ranking 1st in percentage and absolute change in relative annual adjusted cash return on capital employed compared with the same peer group noted above.
¡	Ranking 2nd in relative adjusted cash contribution per BOE compared with the same peer group noted above.
¡	ConocoPhillips’ health, safety and environmental performance.
¡	Advancement and support of ConocoPhillips’ key strategic initiatives and plans.

Based on such review, management recommended, and the HRCC concluded, that ConocoPhillips’ performance under these measures in 2011 merited award of 150 percent of the targeted amount. This compared with VCIP corporate award performance of 180 percent in 2010; 111 percent in 2009; 70 percent in 2008; 140 percent in 2007; and 142 percent in 2006.

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Business Unit Performance in 2011—In determining award unit performance, management’s determinations of performance by ConocoPhillips’ award units under their performance criteria were reviewed and approved by the HRCC. Each executive’s award was tied to the operational or staff award unit over which they had responsibility weighted to reflect their time of service within such unit. The HRCC determined that the combined corporate and award unit performance merited base awards of between 136 percent and 153 percent of target for each of our Named Executive Officers, other than Mr. Mulva. As noted under “Business Unit Performance Criteria,” Mr.Mulva’s award, as CEO of

ConocoPhillips (and our principal executive officer), is based on individual and overall company performance.

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Individual Performance Adjustments—Finally, the HRCC considered individual adjustments for each Named Executive Officer’s 2011 VCIP award based upon a subjective review of the individual’s impact on ConocoPhillips’ financial and operational success during the year. The HRCC considered the totality of the executive’s performance in deciding the individual adjustments. Based on the foregoing, the HRCC approved individual performance adjustments of between zero percent and 25 percent for each of the Named Executive Officers. The individual adjustments for these officers reflect the HRCC’s recognition of these individuals’ contributions to the strong 2011 operational performance of their respective operating units.

Stock Option Awards

Although the HRCC retains discretion to adjust stock option awards by up to 30 percent from the specified target, the HRCC did not elect to exercise such discretion with respect to the Stock Option Awards granted in February 2011.

PSP Awards (2009–2011 Performance Period)

In December 2008, the HRCC established the seventh performance period under the PSP, for the three-year period beginning January 1, 2009, and ending December 31, 2011 (PSP VII). In February 2012, in determining awards under the PSP for this period, the HRCC considered quantitative and qualitative performance measures relating to ConocoPhillips as a whole, including:

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Ranking 3rd in relative total stockholder return compared with the performance-measurement peer group (ExxonMobil, Chevron, Royal Dutch Shell, BP, and Total), with only a 0.3 percent return separating the top three performers in this group.

•	Ranking 5th in relative annual adjusted return on capital employed compared with the same peer group noted above.
•	Ranking 2nd in percentage change and absolute change in improvement in relative annual adjusted return on capital employed compared with the same peer group noted above.
•	Ranking 2nd in relative adjusted cash contribution per BOE compared with the same peer group noted above.
•	ConocoPhillips’ health, safety and environmental performance.
•	Implementation of ConocoPhillips’ strategic plans.
•	Financial management.
•	Climate change initiatives.
•	Enhancement of reputation.
•	Culture and diversity initiatives.
•	Opportunity capture.
•	Leadership development and succession planning.

Based on this review, the HRCC determined that ConocoPhillips’ performance under the stated criteria during the three-year performance period merited award of 165 percent of the targeted amount. This compared with three-year performance meriting awards compared with the target amount under the PSP of 140 percent for the 2008–2010 period, 60 percent for the 2007–2009 period, 110 percent for the 2006–2008 period, 175 percent for the 2005–2007 period and 180 percent for the 2004–2006 period. With respect to individual adjustments, similar to the 2011 VCIP program, the HRCC considered PSP individual adjustments for each Named Executive Officer in recognition of the individual’s personal leadership and contribution to the Company’s financial and operational success over the three-year performance period. Based on the foregoing, the HRCC approved individual performance adjustments of between 10 percent and 25 percent for our Named Executive Officers.

The Objectives and Process of Compensating Executives

Program Goals—ConocoPhillips’ goals are to attract, retain and motivate high-quality employees and to maintain high standards of principled leadership, so ConocoPhillips can responsibly deliver energy to the world and provide sustainable value for ConocoPhillips’ stakeholders, now and in the future.

Program Philosophy—ConocoPhillips believes its ability to responsibly deliver energy and to provide sustainable value is driven by superior individual performance. ConocoPhillips also believes that a company must offer competitive compensation to attract and retain experienced, talented and motivated employees. Moreover, ConocoPhillips believes employees in leadership roles within the organization are motivated to perform at their highest levels by making performance-based pay a significant portion of their compensation.

Program Principles—To achieve its goals, ConocoPhillips implements its philosophy through the following guiding principles:

•	Establish target compensation levels that are competitive with those of other companies with whom it competes for executive talent.
•	Create a strong link between executive pay and ConocoPhillips’ performance.
•	Encourage prudent risk taking by ConocoPhillips executives.
•	Motivate performance by considering specific individual accomplishments in determining compensation.
•	Retain talented individuals with ConocoPhillips until retirement.
•	Integrate all elements of compensation into a comprehensive package that aligns goals, efforts, and results throughout the organization.

The Human Resources and Compensation Committee

The HRCC is responsible for all compensation actions related to ConocoPhillips’ senior officers, including, prior to the separation, all of our Named Executive Officers. Although the HRCC’s charter permits it to delegate authority to subcommittees or other Board Committees, the Committee made no such delegations in 2011.

Compensation Program Design

ConocoPhillips’ executive compensation programs take into account marketplace compensation for executive talent, internal pay equity with its employees, past practices of ConocoPhillips, corporate, business unit and individual results and the talents, skills and experience that each individual executive brings to ConocoPhillips. Our Named Executive Officers each serve without an employment agreement. All compensation for these officers is set by the Committee as described below.

The HRCC begins by establishing target levels of total compensation for ConocoPhillips’ senior officers for a given year. Once an overall target compensation level is established, the Committee considers the weighting of each of ConocoPhillips’ primary compensatory programs (Base Salary, VCIP, Stock Option Program and PSP) within the intended total target compensation.

Salary Grade Structure

Management, with the assistance of outside compensation consultants, thoroughly examines the scope and complexity of jobs throughout ConocoPhillips and studies the competitive compensation practices for such jobs. As a result of this work, management develops a compensation scale under which all positions are designated with specific “grades.” For ConocoPhillips’ executives, the base salary midpoint increases at each increasing grade, but at a lesser rate than increases in target incentive compensation percentages. The result is an increased percentage of “at risk” compensation as the executive’s grade is increased. Any changes in compensation for ConocoPhillips’ senior officers resulting from a change in salary grade are approved by the HRCC.

Benchmarking

With the assistance of ConocoPhillips’ outside compensation consultants, ConocoPhillips sets target compensation by referring to multiple relevant compensation surveys that include but are not limited to large energy companies. ConocoPhillips then compares that information to ConocoPhillips’ salary grade targets (both for base salary and for incentive compensation) and makes any changes needed to bring the cumulative target for each salary grade to broadly the 50th percentile for similar positions as indicated by the survey data.

For our Named Executive Officers, ConocoPhillips conducts benchmarking, using available data, for each individual position. For example, although ConocoPhillips determines targets by benchmarking against other large, publicly held energy companies, ConocoPhillips often uses broader measures, such as mid-sized publicly held energy companies and other large, publicly held companies outside the energy industry, in setting targets for ConocoPhillips’ executives. Cogent Compensation Partners, the HRCC’s independent executive compensation consultant, then reviews and independently advises on the conclusions reached as a result of this benchmarking, and the Committee uses the results of these surveys as a factor in setting compensation structure and targets relating to our Named Executive Officers as senior officers of ConocoPhillips.

The HRCC’s use of primary peer groups in the context of ConocoPhillips’ compensation programs generally falls into two broad categories: setting compensation targets and measuring company performance.

Setting Compensation Targets

In setting total compensation targets and targets within each individual program the HRCC used the following primary peer group for benchmarking purposes—Exxon Mobil, Royal Dutch Shell, BP, and Chevron, with emphasis on the Company’s domestic peers, particularly in setting CEO target compensation.

The HRCC also utilized a secondary group of peer companies for benchmarking the compensation of ConocoPhillips Named Executive Officers—Valero, Marathon Oil, Occidental, and, for the CEO and staff executives, other large, publicly held, non-financial companies in the Fortune 50, including those outside the energy industry.

ConocoPhillips utilizes these peer groups in setting compensation targets because these companies are broadly reflective of the industry in which it competes for business opportunities and for executive talent, and because these peers provide a good indicator of the current range of executive compensation.

Measuring Performance

ConocoPhillips believes its performance is best measured against the companies with which ConocoPhillips competes in its business operations. Therefore, in 2011, the HRCC assessed ConocoPhillips’ actual performance for a given period by using ExxonMobil, Royal Dutch Shell, BP, Total, and Chevron as its primary benchmarking peer group.

Developing Performance Measures

ConocoPhillips has attempted to develop performance metrics that assess its performance relative to its primary peer group rather than assessing absolute performance. This is based on the belief that absolute performance can be affected positively or negatively by industry-wide factors over which ConocoPhillips’

executives have no control, such as prices for crude oil and natural gas. ConocoPhillips has selected multiple metrics, as described below, because it believes no one metric is sufficient to capture the performance it is seeking to drive, and any metric in isolation is unlikely to promote the well-rounded executive performance necessary to enable it to achieve long-term success. The HRCC reassesses performance metrics periodically.

Internal Pay Equity

ConocoPhillips believes its compensation structure provides a framework for an equitable compensation ratio between executives, with higher targets for jobs at salary grades having greater duties and responsibilities. Taken as a whole, ConocoPhillips’ compensation program is designed so that the individual target level rises as salary grade level increases, with the portion of performance-based compensation rising as a percentage of total targeted compensation. One result of this structure is that an executive’s actual total compensation as a multiple of the total compensation of his or her subordinates is designed to increase in periods of above-target performance and decrease in times of below-target performance. In addition, the HRCC also reviews the compensation of senior officers periodically to ensure officers with similar levels of responsibilities are compensated equitably.

Alignment of Interests—Stock Holding Requirements

ConocoPhillips places a premium on aligning the interests of executives with those of ConocoPhillips’ stockholders. ConocoPhillips Stock Ownership Guidelines require executives to own stock and/or have an interest in restricted stock units valued at a multiple of base salary, ranging from 1.8 times salary for lower-level executives, to 6 times salary for the CEO of ConocoPhillips. Employees have five years from the date they become subject to these Guidelines to comply. The multiple of equity held by each of the Named Executive Officers exceeds ConocoPhillips established guidelines for his or her position. ConocoPhillips’ policies prohibit executives from trading in derivatives of ConocoPhillips stock.

In addition, ConocoPhillips has historically required its executives to hold restricted stock units received under the PSP, and under predecessor programs, until death, disability, retirement, layoff, or severance after a change in control. The units were generally forfeited if an executive voluntarily left ConocoPhillips’ employ when not retirement eligible. ConocoPhillips was informed by the HRCC’s compensation consultants that this was a highly unusual feature. In light of this fact, the HRCC considered ConocoPhillips’ programs and determined, for performance periods beginning in 2009, restrictions on restricted stock unit awards will lapse five years from the anniversary of the issuance of the units, although senior officers may elect to defer the lapsing of such restrictions. The HRCC believes this change ensures ConocoPhillips’ executives maintain their focus on long-term performance, while also allowing ConocoPhillips’ programs to be more competitive with those of its peers.

Risk Assessment

ConocoPhillips has considered the risks associated with each of its executive and broad-based compensation programs and policies. As part of the analysis, it considered the performance measures used and described under “Measuring Performance under ConocoPhillips’ Compensation Programs” below, as well as the different types of compensation, the varied performance measurement periods and the extended vesting schedules utilized under each incentive compensation program for both executives and other employees. As a result of this review, ConocoPhillips has concluded the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on ConocoPhillips. As part of the ConocoPhillips Board’s oversight of risk management programs, the HRCC conducts an annual review of the risks associated with ConocoPhillips’ executive and broad-based compensation programs. The HRCC’s independent consultant and ConocoPhillips’ compensation consultant noted their agreement with management’s conclusion that the risks arising from the company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on ConocoPhillips.

Statutory and Regulatory Considerations

In designing ConocoPhillips’ compensatory programs, ConocoPhillips considers and takes into account the various tax, accounting and disclosure rules associated with various forms of compensation. The HRCC also reviews and considers the deductibility of executive compensation under Section 162(m) of the Code and designs its compensation programs with the intent that they comply with Section 409A of the Code. The HRCC seeks to preserve tax deductions for executive compensation. However, the HRCC has awarded compensation that might not be fully tax deductible when it believes such grants are nonetheless in the best interests of ConocoPhillips’ stockholders.

Option Pricing

When the Committee grants stock options to its Named Executive Officers, ConocoPhillips uses an average of the high and low prices of its common stock on the date of grant (or the preceding business day, if the markets are closed on the date of grant) to determine the exercise price of the stock options. Stock option grants are generally made at the HRCC’s February meeting (the date of which is determined at least a year in advance) or, in the case of new hires, on the date of commencement of employment or the date of HRCC approval, whichever is later.

Independent Consultants

In 2010, the HRCC retained Cogent Compensation Partners to serve as its independent executive compensation consultant. The HRCC has adopted specific guidelines for outside compensation consultants, which (1) require that work done by such consultants for ConocoPhillips at management’s request be approved in advance by the HRCC; (2) require a review of the advisability of replacing the independent consultant after a period of five years; and (3) prohibit ConocoPhillips from employing any individual who worked on its account for a period of one year after leaving the employment of the independent consultant. In 2011, Cogent provided an annual attestation of its compliance with these guidelines.

The Committee strongly discourages management proposals to retain the HRCC’s independent consultant for any work other than advising the HRCC and does not approve any work proposed by ConocoPhillips that it believes would compromise the consultant’s independence. No work proposals for Cogent were submitted by management in 2011 and no fees were paid to Cogent by ConocoPhillips other than for their services as an independent consultant to the HRCC.

The Types of Compensation Provided to Executives

Base Salary

Base salary is a major component of the compensation for all of ConocoPhillips’ salaried employees; although it becomes a smaller component as an employee rises through the salary grade structure. Base salary is important to give an individual financial stability for personal planning purposes. There are also motivational and reward aspects to base salary, as base salary can be increased or decreased to account for considerations such as individual performance and time in position.

Performance-Based Pay Programs

Annual Incentive—The VCIP is an annual incentive program that is broadly available to ConocoPhillips’ employees throughout the world, and it is the primary vehicle for recognizing company, business unit, and individual performance for the past year. ConocoPhillips believes that having an annual “at risk” compensation element for all employees, including executives, gives them a financial stake in the achievement of ConocoPhillips’ business objectives and, therefore, motivates them to use their best efforts to ensure the achievement of those objectives. ConocoPhillips believes that measuring and rewarding performance on an annual basis in a compensation program is appropriate because, like ConocoPhillips’

primary peers and other public companies, ConocoPhillips measures and reports its business accomplishments annually. Additionally, ConocoPhillips’ valuation is derived, in part, from comparisons of these annual results with those of ConocoPhillips’ primary peers and relative to prior annual periods. ConocoPhillips also believes that one year is a time period over which all employees who participate in the program can have the opportunity to establish and achieve their specified goals. The base award is weighted equally for corporate and business unit performance for the Named Executive Officers other than the CEO of ConocoPhillips, and solely on corporate performance for the CEO of ConocoPhillips. The HRCC has discretion to adjust the base award up or down based on individual performance and makes its decision on individual performance adjustments based on the input of the CEO of ConocoPhillips for all of our Named Executive Officers (other than for himself).

Long-Term Incentives—ConocoPhillips’ primary long-term incentive compensation programs for executives are the Stock Option Program and the PSP.

ConocoPhillips’ program targets generally provide approximately 50 percent of the long-term incentive award in the form of stock options and 50 percent in the form of restricted stock units awarded under the PSP.

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Stock Option Program—The Stock Option Program is designed to maximize medium- and long-term stockholder value. The practice under this program is to set stock option exercise prices at not less than 100 percent of ConocoPhillips stock’s fair market value at the time of the grant. Because the stock option’s value is derived solely from an increase in the ConocoPhillips stock price, the value of a stockholder’s investment in ConocoPhillips must appreciate before a stock option holder receives any financial benefit from the stock option. ConocoPhillips’ stock options have three-year vesting provisions and ten-year terms in order to incentivize its executives to increase ConocoPhillips’ share price over the long term.

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Performance Share Program—The PSP rewards executives based on their individual performances and the performance of ConocoPhillips over a three-year period. Each year the HRCC establishes a three-year performance period over which it compares the performance of ConocoPhillips with that of its performance-measurement peer group using pre-established criteria. Thus, in any given year, there are three overlapping performance periods. Use of a multi-year performance period helps to focus management on longer-term results.

Each executive’s individual award under the PSP is subject to a potential positive or negative performance adjustment at the end of the performance period. Although the HRCC maintains final discretion to adjust compensation in accordance with any extraordinary circumstances that may arise, and has done so in the past, program guidelines generally result in an award range between 0 to 200 percent of target. Final awards are based on the HRCC’s subjective evaluation of ConocoPhillips’ performance relative to the established metrics (discussed below under the heading “Measuring Performance under ConocoPhillips’ Compensation Programs”) and of each executive’s individual performance. The HRCC considers input from the CEO of ConocoPhillips with respect to senior officers, including all of our Named Executive Officers except for our principal executive officer, who is also the CEO of ConocoPhillips. Targets for participants whose salary grades are changed during a performance period are prorated for the period of time such participant remained in each relevant salary grade.

The combination of the Stock Option Program, the PSP, and the PSP’s extended restricted stock unit holding periods provides a comprehensive package of medium and long-term compensation incentives for ConocoPhillips’ executives that align their interests with those of its long-term stockholders. Such extended holding periods also enable ConocoPhillips to more readily withdraw awards should circumstances arise that merit such action. To date, none of our Named Executive Officers have been subject to reductions or withdrawals of prior grants or payouts of restricted stock, restricted stock units or stock option awards.

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Other Possible Awards—ConocoPhillips may make awards outside the Stock Option Program or the PSP (off-cycle awards). Off-cycle awards (also commonly referred to as “ad hoc” or “special purpose” awards) are awards granted outside the context of ConocoPhillips’ regular compensation programs. Currently, off-cycle awards are granted to certain incoming executive personnel, typically on the first day of employment, for one or more of the following reasons: (1) to induce an executive to join ConocoPhillips (occasionally replacing compensation the executive will lose because of termination from the prior employer); (2) to induce an executive of an acquired company to remain with ConocoPhillips for a certain period of time following the acquisition; or (3) to provide a pro-rata equity award to an executive who joins ConocoPhillips during an ongoing performance period for which he or she is ineligible under the standard PSP or Stock Option Program provisions. In these cases, the HRCC has sometimes approved a shorter period for restrictions on transfers of restricted stock units than those issued under the PSP or Stock Option Program. Pursuant to the Committee’s charter, any off-cycle awards to senior officers must be approved by the HRCC. No such awards were made to our Named Executive Officers in 2011.

Broadly Available Plans

Our Named Executive Officers participate in the same basic benefits package as ConocoPhillips’ other U.S. salaried employees. This includes retirement, medical, dental, vision, life insurance, expatriate benefits and accident insurance plans, as well as flexible spending arrangements for health care and dependent care expenses.

Other Compensation and Personal Benefits

In addition to ConocoPhillips’ four primary compensation programs, it provided our Named Executive Officers a limited number of additional benefits. In order to provide a competitive package of compensation and benefits, ConocoPhillips provides our Named Executive Officers with executive life insurance coverage and defined benefit plans. ConocoPhillips also provides other benefits that are designed primarily to minimize the amount of time our Named Executive Officers devote to administrative matters other than ConocoPhillips business, to promote a healthy work/life balance, to provide opportunities for developing business relationships, and to put a human face on its social responsibility programs. All such programs are approved by the HRCC.

Comprehensive Security Program—Because ConocoPhillips’ executives face personal safety risks in their roles as representatives of a global, integrated energy company, ConocoPhillips’ Board of Directors has adopted a comprehensive security program for its executives.

Personal Entertainment—ConocoPhillips purchases tickets to various cultural, charitable, civic, entertainment and sporting events for business development and relationship-building purposes, as well as to maintain ConocoPhillips’ involvement in communities in which it operates. Occasionally, ConocoPhillips’ employees, including ConocoPhillips’ executives, make personal use of tickets that would not otherwise be used for business purposes. ConocoPhillips believes these tickets offer an opportunity to increase morale at a very low or no incremental cost.

Tax Gross-Ups—Certain of the personal benefits received by ConocoPhillips’ executives are deemed to be taxable income to the individual by the Internal Revenue Service. When ConocoPhillips believes that such income is incurred for purposes more properly characterized as ConocoPhillips business than personal benefit, ConocoPhillips provides further payments to the executive to reimburse the cost of the inclusion of such items in the executive’s taxable income. Most often, these tax gross-up payments are provided for travel by a family member or other personal guest to attend a meeting or function in furtherance of ConocoPhillips business, such as Board meetings, ConocoPhillips-sponsored events, and industry and association meetings where spouses or other guests are invited or expected to attend.

Executive Life Insurance—ConocoPhillips maintains life insurance policies and/or death benefits for all of its U.S.-based salaried employees (at no cost to the employee) with a face value approximately equal to the employee’s annual salary. For each of our Named Executive Officers, ConocoPhillips maintains an additional life insurance policy and/or death benefits (at no cost to the executive) with a value equal to her or his annual salary. In addition to these two plans, ConocoPhillips also provides its executives the option of purchasing group variable universal life insurance in an amount up to eight times their annual salaries. ConocoPhillips believes this is a benefit valued by ConocoPhillips’ executives that can be provided at no cost to ConocoPhillips.

Defined Contribution Plans—ConocoPhillips maintains the following nonqualified defined contribution plans for its executives. These plans allow deferred amounts to grow tax-free until distributed.

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Voluntary Deferred Compensation Plans—The purpose of ConocoPhillips’ voluntary nonqualified deferred compensation plans is to allow executives to defer a portion of their salary and annual incentive compensation so that such amounts are taxable in the year in which distributions are made.

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Make-Up Plans—The purpose of ConocoPhillips’ nonqualified defined contribution make-up plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on qualified plans.

Defined Benefit Plans—ConocoPhillips also maintains nonqualified defined benefit plans for ConocoPhillips’ executives. The primary purpose of these plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on qualified plans. With regard to the ConocoPhillips senior officers, including our Named Executive Officers, the only such arrangement under which they are entitled to benefits of this type is the Key Employee Supplemental Retirement Plan (KESRP). This plan is designed to replace benefits that would otherwise not be received due to limitations contained in the Internal Revenue Code that apply to qualified plans. The two such limitations that most frequently impact the benefits to employees are the limit on compensation that can be taken into account in determining benefit accruals and the maximum annual pension benefit. In 2011, the former limit was set at $245,000, while the latter was set at $195,000. The KESRP determines a benefit without regard to such limits, and then reduces that benefit by the amount of benefit payable from the related qualified plan, the ConocoPhillips Retirement Plan. Thus, in operation the combined benefits payable from the related plans for the eligible employee equal the benefit that would have been paid if there had been no limitations imposed by the Internal Revenue Code. This design is common among ConocoPhillips’ competitors, and ConocoPhillips believes that lack of such a plan would put it at a great disadvantage in attracting and retaining talented executives.

Severance Plans and Changes in Control

ConocoPhillips maintains plans to address severance of its executives in certain circumstances as described under “Executive Severance and Changes in Control.” The structure and use of these plans are competitive within the industry and are intended to aid ConocoPhillips in attracting and retaining executives.

Measuring Performance under ConocoPhillips’ Compensation Programs

ConocoPhillips uses corporate and business unit performance criteria in determining individual payouts. In addition, ConocoPhillips’ programs contemplate that the Committee will exercise discretion in assessing and rewarding individual performance.

Corporate Performance Criteria

ConocoPhillips utilizes multiple measures of performance under its programs to ensure no single aspect of performance is driven in isolation. ConocoPhillips has employed the following measures of overall company performance under its performance-based programs:

Relative Total Stockholder Return—Total stockholder return represents the percentage change in a company’s common stock price from the beginning of a period of time to the end of the stated period, and assumes common stock dividends paid during the stated period are reinvested into that common stock. ConocoPhillips uses a total stockholder return measure because it is the most tangible measure of the value ConocoPhillips has provided to its stockholders during the relevant program period. ConocoPhillips recognizes that total stockholder return is not a perfect measure. It can be affected by factors beyond management’s control and by market conditions not related to the intrinsic performance of ConocoPhillips. Stockholder return over the short-term can also fail to fully reflect the value of longer-term projects. ConocoPhillips seeks to mitigate the influence of industry-wide or market-wide conditions on stock price by using total stockholder return relative to its primary peer group.

Relative Adjusted Return on Capital Employed—ConocoPhillips’ businesses are capital intensive, requiring large investments, in most cases over a number of years, before tangible financial returns are achieved. Therefore, ConocoPhillips believes a good indicator of long-term company and management performance, both absolute and relative to ConocoPhillips’ primary peer group, is the measure known as return on capital employed (ROCE). Relative ROCE is a measure of the profitability of ConocoPhillips’ capital employed in its business compared with that of its peers. ConocoPhillips calculates ROCE as a ratio, the numerator of which is net income plus after-tax interest expense, and the denominator of which is average total equity plus total debt. ConocoPhillips also adjusts the net income of ConocoPhillips and its peers for certain non-core earnings impacts. ConocoPhillips’ compensation programs consider ConocoPhillips’ improvement on Adjusted ROCE relative to its performance-measurement peer group.

Relative Adjusted Income per barrel of oil equivalent (BOE)—An important measure of operating efficiency and management performance is a comparison of the income earned by ConocoPhillips per BOE produced by its Exploration and Production (E&P) business segment, and per barrel of petroleum products sold by its Refining and Marketing (R&M) business segment, versus those of its peers. This measure allows ConocoPhillips to compare its operating efficiency in producing and refining/marketing products against that of its performance-measurement peer group. The measure is calculated by dividing adjusted income attributable to ConocoPhillips’ E&P and R&M segments by the number of BOE produced or barrels of petroleum products sold, respectively. A weighted average of these two segment-level metrics is then calculated and compared against that of ConocoPhillips’ peers. As with its calculation of Adjusted ROCE, ConocoPhillips adjusts both its own income and that of its peers to reflect certain non-core earnings impacts.

Relative Adjusted Cash Contribution per BOE—Another important measure of operating efficiency and management performance is ConocoPhillips’ cash contributions per BOE produced by ConocoPhillips’ E&P segment, and per barrel of petroleum products sold by ConocoPhillips’ R&M segment. This measure is another way to compare ConocoPhillips’ operating efficiency in producing and refining/marketing products against that of its performance-measurement peer group. The measure is calculated by dividing the adjusted income from operations plus the depreciation, depletion and amortization attributable to ConocoPhillips’ E&P or R&M segments by the number of BOE produced or barrels of petroleum products sold, respectively. A weighted average of these two segment-level metrics is then calculated, and compared against that of ConocoPhillips’ peers. As with its calculation of Adjusted ROCE, ConocoPhillips adjusts both its own income and that of its peers to reflect certain non-core earnings impacts.

Relative Improvement in Adjusted Cash Return on Capital Employed—Similar to ROCE, adjusted cash return on capital employed (CROCE) measures a company’s performance in efficiently allocating its capital. While ROCE is based on adjusted net income, CROCE is based on cash flow, measuring the ability of a company’s capital employed to generate cash. CROCE is calculated by dividing adjusted EBIDA (earnings before interest, depreciation and amortization, adjusted for non-core earnings impacts) by average capital employed (total equity plus total debt). ConocoPhillips’ improvement in CROCE is compared against that of its peers.

Health, Safety and Environmental Performance—ConocoPhillips seeks to be a good employer, a good community member and a good steward of the environmental resources it manages. Therefore, ConocoPhillips incorporates metrics of health, safety and environmental performance in its annual incentive compensation program.

Implementation and Advancement of Strategic Plan—This measure is a subjective analysis of ConocoPhillips’ progress in implementing its strategic plan over a given performance period.

Succession Planning/Leadership Development—This measure is a subjective analysis of ConocoPhillips’ progress in developing and implementing a comprehensive succession plan for senior management, and the development and implementation of a company-wide program for identifying and developing future leaders within ConocoPhillips.

Financial Management—This measure is a subjective analysis of ConocoPhillips’ progress in managing the company’s capital profile and liquidity needs.

Support of Strategic Corporate Initiatives—This measure is a subjective analysis of ConocoPhillips’ progress in implementing key elements of its strategic initiatives including, but not limited to, cash returned to stockholders, financial management relationships, climate change, reputation, people/diversity, culture, opportunity capture and execution of ConocoPhillips initiatives.

Business Unit Performance Criteria

There are approximately 100 discrete award units within ConocoPhillips designed to measure performance and to reward employees according to business outcomes relevant to the award group. Although most employees participate in a single award unit designated for the operational or functional group to which such employee is assigned, a senior officer can participate in a blend of the results of more than one of these award units depending on the scope and breadth of his or her responsibilities over the performance period. Moreover, because ConocoPhillips’ CEO is responsible for overall company performance, his award is based solely on individual and overall company performance.

Performance criteria are goals consistent with ConocoPhillips’ operating plan and include quantitative and qualitative metrics specific to each business unit, such as income from continuing operations (adjusted to neutralize the impact of changes in commodity prices), control of costs, health, safety and environmental performance, support of corporate initiatives, and various milestones set by management. At the conclusion of a performance period, management makes a recommendation based on the unit’s performance for the year against its performance criteria. The HRCC then reviews management’s recommendation regarding each award unit’s performance and has discretion to adjust any such recommendation in approving the final awards.

Individual Performance Criteria

Individual adjustments for our Named Executive Officers as senior officers of ConocoPhillips are approved by the HRCC, based on the recommendation of the CEO of ConocoPhillips (other than for himself). The individual adjustment of the CEO of ConocoPhillips is determined by the HRCC taking into account the prior review of the CEO’s performance, which is conducted jointly by the HRCC and the Committee on Directors’ Affairs.

Tax-Based Program Criteria

ConocoPhillips’ incentive programs are also designed to conform to the requirements of Section 162(m) of the Code, which allows for deductible compensation in excess of $1 million if certain criteria, including the attainment of pre-established performance criteria, are met. In order for a Named Executive Officer to receive any award under either VCIP or PSP certain threshold criteria must be met. This tier of performance measure and methodology is designed to meet requirements for deductibility of these items of compensation under Section 162(m) of the Code. Pursuant to this tier, maximum payments for the performance period under VCIP and PSP are set, but they are subject to downward adjustment through the application of the generally applicable methodology for VCIP and PSP awards previously discussed, so this effectively establishes a ceiling for VCIP and PSP payments to each of our Named Executive Officers. Performance criteria for the 2011 program year differed between the two programs, due primarily to VCIP being a one-year program while PSP is a three-year program. For the 2011 VCIP program, the criteria required that ConocoPhillips meet at least one of the following measures as a threshold to an award being made to any of our Named Executive Officers: (1) top two-thirds of specified companies in improvement in return on capital employed (adjusted net income); (2) top two-thirds of specified companies in total stockholder return; (3) top two-thirds of specified companies in cash per BOE; or (4) cash from operations (normalized for the impact of asset sales and assumptions made in ConocoPhillips’ budgeting process as to price for oil equivalents and excluding non-cash working capital) of at least $11.3 billion. For PSP, the criteria for the 2011 program year required that ConocoPhillips meet at least one of the following measures as a threshold to an award being made to any of our Named Executive Officers: (1) top two-thirds of specified companies in improvement in return on capital employed (adjusted net income); (2) top two-thirds of specified companies in total stockholder return; (3) top two-thirds of specified companies in cash per BOE; or (4) cash from operations (normalized for the impact of asset sales and assumptions made in ConocoPhillips’ budgeting process as to price for oil equivalents and excluding non-cash working capital) of at least $39.4 billion. In both cases, the specified companies for comparison were ConocoPhillips, BP, Chevron, ExxonMobil, Royal Dutch Shell and Total. The performance criteria for this purpose are set by the HRCC and may change from year to year, although the criteria must come from a list of possible criteria set forth in the stockholder-approved 2009 Omnibus Stock and Performance Incentive Plan. The award ceilings are also set by the HRCC each year, although they may not exceed limits set in the stockholder-approved 2009 Omnibus Stock and Performance Incentive Plan. In May 2011, ConocoPhillips stockholders approved a successor plan to the 2009 Omnibus Stock and Performance Incentive Plan, namely the 2011 Omnibus Stock and Performance Incentive Plan (2011 Plan). The 2011 Plan contains a list of performance criteria and award ceilings which are the same as those found in the earlier plan, except that the total number of shares available for issuance under the 2011 Plan was increased to 100 million shares, inclusive of awards under prior plans outstanding at the effective date of the 2011 Plan. Determination of whether the criteria are met is made by the HRCC after the end of each performance period. Since the merger of companies that created ConocoPhillips in 2002, threshold criteria have always been met and the ceiling has never been reached.

Effects of the Separation on Outstanding Executive Compensation Awards

For a discussion of provisions concerning retirement, health and welfare benefits to our employees upon completion of the separation, see “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Employee Matters Agreement.” The separation is not a change-in-control and therefore will not entitle Phillips 66 officers to any change-in-control benefits.

Equity-Based Compensation

Following the separation, all holders of exercisable awards of stock options and stock appreciation rights will receive both adjusted ConocoPhillips awards and Phillips 66 awards. Similarly, employees who hold unrestricted stock acquired through past equity awards will be treated like all other ConocoPhillips stockholders in the distribution. Each employee holder of unexercisable stock options will hold options only in the company that employs such employee following the separation. There are no unexercisable stock appreciation rights outstanding. Employee holders of restricted stock and performance share units awarded for completed performance periods under the PSP (and equivalent predecessor programs) will receive both adjusted ConocoPhillips awards and Phillips 66 awards. Each employee holder of restricted stock and restricted stock units awarded under all other programs will hold restricted shares or restricted stock units in the company that employs such employee following the separation. In addition, former employee holders and a specified group of holders of previously unvested stock options and restricted stock units, who are retiring or terminating employment upon or shortly after the separation, will receive both adjusted ConocoPhillips awards and Phillips 66 awards (and the specified group will be vested in their option awards made in 2012). See also “Certain Relationships and Related Transactions—Agreements with ConocoPhillips—Employee Matters Agreement.”

Ongoing PSP Periods

Under ConocoPhillips’ executive compensation program, each of our Named Executive Officers participates in the PSP. The PSP rewards executives based on their individual performances and the performance of ConocoPhillips over a three-year period. Each year the HRCC establishes a three-year performance period over which it compares the performance of ConocoPhillips with that of its performance-measurement peer group using pre-established criteria. Thus, in any given year, there are usually three overlapping, ongoing performance periods.

In contemplation of the separation, the HRCC deferred establishment of a three-year PSP performance period for the 2012-2014 period. Therefore, assuming that the distribution occurs in the second quarter of 2012, two performance periods will be affected as a result of the separation: the 2010-2012 PSP performance period and the 2011-2013 PSP performance period.

We anticipate that the HRCC will approve a prorated award under these two PSP periods to ConocoPhillips and Phillips 66 participants prior to the distribution date. This award will be based on performance under the criteria established for such periods through the date of the separation.

To replace the portion of the awards that will be forgone as a result of the proration described above, we anticipate that the HRCC and our Compensation Committee will each establish prorated performance periods for affected officers and establish a new performance period for 2012-2014. The performance criteria for these prorated periods and the 2012-2014 period will be established by the respective Compensation Committees of ConocoPhillips and Phillips 66 following the separation.

Phillips 66 Compensation Programs

We believe the ConocoPhillips executive compensation programs are effective both at retaining and motivating Phillips 66 officers and competitive as compared to compensation programs at other downstream peer companies. We expect the executive compensation programs that will initially be adopted by Phillips 66 will be very similar to those in place at ConocoPhillips immediately prior to the separation. However, after the separation, our Human Resources and Compensation Committee will continue to evaluate our compensation and benefit programs and may make adjustments as necessary to meet prevailing business needs.

EXECUTIVE COMPENSATION

Each of our Named Executive Officers was employed by ConocoPhillips or its subsidiaries prior to the separation; therefore, the information provided for the years 2011, 2010 and 2009 reflects compensation earned at ConocoPhillips or its subsidiaries (referred to as “the Company” in the executive compensation disclosures) and the design and objectives of the executive compensation programs in place prior to the separation. Compensation decisions for our Named Executive Officers prior to the separation were made by ConocoPhillips. Each of our Named Executive Officers is a senior officer of ConocoPhillips. Accordingly, the compensation decisions with respect to 2011 were made by the Human Resources and Compensation Committee of ConocoPhillips (HRCC or Committee), which is composed entirely of independent directors. Executive compensation decisions following the separation will be made by the Human Resources and Compensation Committee of Phillips 66 (our “Compensation Committee”), which also will be composed entirely of independent directors.

Summary Compensation Table

The Summary Compensation Table below reflects amounts earned with respect to 2011 and performance periods ending in 2011. We have excluded arrangements that are generally available to our U.S.-based salaried employees, such as our medical, dental, life and accident insurance, disability, and health savings and flexible spending account arrangements, since all of our Named Executive Officers are U.S.-based salaried employees. Based on the salary and total compensation amounts for Named Executive Officers for 2011 shown in the table below, salary accounted for approximately 8 percent of the total compensation of our Named Executive Officers and incentive compensation programs (stock awards, option awards, and non-equity incentive plan compensation) accounted for approximately 58 percent. For the CEO alone in 2011, salary accounted for approximately 5 percent of his total compensation and incentive compensation programs accounted for approximately 63 percent of his total compensation. These numbers reflect the emphasis placed on performance-based pay.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (6)	All Other Compensation ($) (7)	Total ($)
J.J. Mulva	2011	1,500,000	-	7,384,724	6,487,950	3,543,750	8,533,648	263,522	27,713,594
Chairman, President & CEO	2010	1,500,000	-	6,148,572	5,737,680	4,252,500	-	294,143	17,932,895	(8)
	2009	1,500,000	-	5,669,518	5,737,576	1,278,788	-	202,779	14,388,661	(8)

G.C. Garland	2011	750,500	-	1,361,687	1,197,390	1,105,449	1,462,522	123,887	6,001,435
Senior Vice President, Exploration & Production—Americas	2010	173,011	-	2,819,115	-	272,699	2,005,824	26,132	5,296,781
	2009	-	-	-	-	-	-	-	-

W.C.W. Chiang	2011	750,500	-	1,361,687	1,197,390	971,860	96,107	125,154	4,502,698
Senior Vice President, Refining, Marketing, Transportation & Commercial	2010	643,758	-	1,426,584	920,790	917,338	153,873	71,644	4,133,987
	2009	575,508	-	882,436	893,282	557,920	137,601	63,610	3,110,357

A.J. Hirshberg	2011	750,500	-	1,361,687	1,197,390	1,039,990	5,407,899	176,618	9,934,084
Senior Vice President, Planning and Strategy	2010	173,011	9,357,436	4,719,144	-	270,389	359,280	10,910	14,890,170
	2009	-	-	-	-	-	-	-	-

J.W. Sheets	2011	619,500	-	1,451,661	729,790	784,132	1,473,218	87,404	5,145,705
Senior Vice President, Finance, and CFO	2010	496,840	-	880,262	489,060	696,942	699,405	58,571	3,321,080
	2009	461,000	-	468,796	475,150	437,950	616,475	41,707	2,501,078

(1)	Includes any amounts that were voluntarily deferred to the Key Employee Deferred Compensation Plan.

(2)	Because our primary short-term incentive compensation arrangement for salaried employees (the VCIP) has mandatory performance measures that must be achieved before there is any payout to Named Executive Officers, amounts paid under VCIP are shown in the Non-Equity Incentive Plan Compensation column of the table, rather than the Bonus column. As an inducement to his employment, the HRCC approved (i) a bonus payment to Mr. Hirshberg of $3,000,000 at his employment on October 6, 2010, and (ii) the creation of a deferred compensation account under the Key Employee Deferred Compensation Plan, credited with $6,357,436, vesting as to 47 percent on the first anniversary of employment, as to 47 percent on the second anniversary of employment, and as to the remainder on the third anniversary of employment.

(3)	Amounts shown represent the aggregate grant date fair value of awards made under the PSP during each of the years indicated, as determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. See the “Share-Based Compensation Plans” section of Note 16—Employee Benefit Plans, in the Notes to Combined Financial Statements included elsewhere in this Information Statement for a discussion of the relevant assumptions used in this determination.

The amounts shown for stock awards are from our PSP or for off-cycle awards, although no off-cycle awards were granted to any of the Named Executive Officers during 2011, 2010, or 2009, except for off-cycle awards to Messrs. Garland and Hirshberg at their employment on October 6, 2010, as discussed further below. These may include awards that are expected to be finalized as late as 2014. The amounts shown for awards from PSP relate to the three-year performance period that began in the years presented. Performance periods under PSP generally cover a three-year period and, as a new performance period has begun each year since the program commenced, there are three overlapping performance periods ongoing at any time.

Amounts shown are target awards for 2011, 2010, and 2009, since it is most probable at the setting of the target for the applicable performance periods that targets will be achieved. If payout was made at maximum levels for company performance and excluding any individual adjustments, the amounts shown would double from the targets shown, although the value of the actual payout would be dependent upon the stock price at the time of the payout. If payout was made at minimum levels, the amounts would be reduced to zero. No adjustment is made to the target shown for prior years based upon any change in probability subsequent to the time the target is set. Changes to targets resulting from promotion or demotion of a Named Executive Officer are shown as awards in the year of the promotion or demotion, even though the awards may relate to a program period that began in an earlier year. Actual payouts with regard to the targets set for 2009 were approved by the HRCC at its February 2012 meeting, at which the Committee determined the payouts to be made to Senior Officers (including the Named Executive Officers) for the performance period that began in 2009 and ended in 2011. Those payouts were as follows (with values shown at fair market value on the date of payout): Mr. Mulva, $18,482,664; Mr. Chiang, $2,889,605; Mr. Garland, $1,541,468; Mr. Hirshberg, $1,477,216; and Mr. Sheets, $1,997,483.

Awards under PSP are made in restricted stock or restricted stock units that will generally be forfeited if the employee is terminated prior to the end of the escrow period set in the award (other than for death or following disability or after a change in control). For target awards for program periods beginning in 2008 and earlier, the escrow period lasts until separation from service, except in the cases of termination due to death, layoff, or retirement, or after disability or a change in control, when the escrow period ends at the exceptional termination event. For target awards for program periods beginning in 2009 and later, the escrow period lasts five years from the grant of the award (which would be more than eight years after the beginning of the program period, when measured including the performance period) unless the employee makes an election prior to the beginning of the program period to have the escrow period last until separation from service instead; except that in the cases of termination due to death, layoff, or retirement, or after disability or a change in control, the escrow period ends at the exceptional termination event. In the event of termination due to layoff or retirement after age 55 with five years of service, a value for the forfeited restricted stock or restricted stock units will generally be credited to a deferred compensation account for the employee for awards made prior to 2005; for later awards, restrictions lapse in the event of termination due to layoff or early retirement after age 55 with five years of service, unless the employee has elected to defer receipt of the stock until a later time.

Messrs. Garland and Hirshberg became employees of ConocoPhillips on October 6, 2010. As inducements to their employment, the HRCC approved the grant of certain restricted stock units to each, effective on the date of employment. Mr. Garland received 16,877 units (valued at $999,962), the restrictions on which lapse as to one-half of the units on the first anniversary of his employment, while the restrictions on the remainder lapse on the second anniversary of his employment. Mr. Hirshberg received 48,945 units (valued at $2,899,991), the restrictions on which lapse on the third anniversary of his employment. Other terms and conditions of the restricted stock unit awards for each officer reflect the standard terms and conditions of restricted stock unit awards under PSP. The amounts for 2010 reflected in the Table include these awards, as well as their target awards under PSP.

(4)	Amounts represent the dollar amount recognized as the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718. See the “Share-Based Compensation Plans” section of Note 16—Employee Benefit Plans, in the Notes to Combined Financial Statements included elsewhere in this Information Statement for a discussion of the relevant assumptions used in this determination. All such options were awarded under ConocoPhillips’ Stock Option Program. Options awarded to Named Executive Officers under that program generally vest in three equal annual installments beginning with the first anniversary from the date of grant and expire ten years after the date of grant. However, in the event that a Named Executive Officer has attained the early retirement age of 55 with five years of service, the value of the options granted is taken in the year of grant or over the number of months until the executive attains age 55 with five years of service.

Option awards are made in February of each year at a regularly-scheduled meeting of the HRCC. Occasionally, option awards may be made at other times, such as upon the commencement of employment of an individual. In determining the number of shares to be subject to these option grants, the HRCC used a Black-Scholes-Merton-based methodology to value the options.

(5)	Includes amounts paid under VCIP, our primary non-equity short-term incentive arrangement, and includes amounts that were voluntarily deferred to the Key Employee Deferred Compensation Plan. See also note (2) above.

(6)	Amounts represent the actuarial increase in the present value of the Named Executive Officer’s benefits under all pension plans maintained by us determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. Interest rates assumption changes have a significant impact on the pension values with periods of lower interest rates having the effect of increasing the actuarial values reported and vice versa.

(7)	As discussed in Compensation Discussion and Analysis, we provide our executives with a number of compensation and benefit arrangements. The tables below reflect amounts earned under those arrangements. We have excluded arrangements that are generally available to our U.S.-based salaried employees, such as our medical, dental, life and accident insurance, disability, and health savings and flexible spending account arrangements, since all of our Named Executive Officers are U.S.-based salaried employees. Certain of the amounts reflected below were paid in local currencies, which we value in this table in U.S. dollars using a monthly currency valuation for the month in which costs were incurred. All Other Compensation includes the following amounts, which were determined using actual cost paid unless otherwise noted:

Name		Personal Use of Company Aircraft ($) (a)	Automobile Provided by Company ($) (b)	Home Security ($) (c)	Annual Physical ($) (d)	Executive Group Life Insurance Premiums ($) (e)	Tax Reimbursement Gross-Up ($) (f)	Relocation ($) (g)	Matching Gift Program ($) (h)	Matching Contributions Under the Tax-Qualified Savings Plans ($) (i)	Company Contributions to Non-Qualified Defined Contribution Plans ($) (j)
J.J. Mulva	2011	-	15,298	-	-	22,860	19,904	-	15,000	32,372	158,088
	2010	31,274	32,379	-	2,689	11,880	65,045	-	15,000	14,651	121,225
	2009	3,375	14,967	874	1,964	11,880	17,954	-	18,000	13,947	119,818

G.C. Garland	2011	-	-	-	-	2,072	679	68,389	-	32,372	20,375
	2010	-	-	-	-	334	-	15,106	-	10,692	-
	2009	-	-	-	-	-	-	-	-	-	-

W.C.W. Chiang	2011	2,211	-	-	-	2,072	14,700	-	14,972	32,372	58,827
	2010	-	-	-	-	1,777	6,353	-	15,000	14,651	33,863
	2009	-	-	-	1,207	1,036	2,322	-	15,000	13,947	30,098

A.J. Hirshberg	2011	-	-	-	-	2,072	5,338	113,761	2,700	32,372	20,375
	2010	-	-	-	-	218	-	-	-	10,692	-
	2009	-	-	-	-	-	-	-	-	-	-

J.W. Sheets	2011	-	-	-	-	1,710	5,213	-	13,500	32,255	34,726
	2010	-	-	-	-	1,371	1,825	-	13,500	15,396	26,479
	2009	-	-	-	-	1,272	1,109	-	5,500	14,107	19,719

(a)	The Comprehensive Security Program of the Company requires that Mr. Mulva fly on Company aircraft, unless a determination is made by the Manager of Global Security that other arrangements are an acceptable risk. Numbers above represent the approximate incremental cost to ConocoPhillips for personal use of the aircraft, including travel for any family member or guest. Approximate incremental cost has been determined by calculating the variable costs for each aircraft during the year, dividing that amount by the total number of miles flown by that aircraft, and multiplying the result by the miles flown for personal use during the year. There were no incremental costs associated with flights to the Company hangar or other locations without passengers, commonly referred to as “deadhead” flights. In 2007, the Company and Mr. Mulva entered into a Time Share Agreement with regard to certain of the Company’s aircraft, pursuant to which Mr. Mulva agreed to reimburse the Company for his personal use of the aircraft, subject to certain limitations required by the Federal Aviation Administration. The amounts shown for incremental costs related to the personal use of an aircraft by Mr. Mulva reflect the net incremental costs to the Company after giving effect to any reimbursements received under the Time Share Agreement. In 2011, the reimbursement from Mr. Mulva was greater than the aggregate incremental cost.

(b)	The value shown in the table represents the approximate incremental cost to the Company of providing and maintaining an automobile, excluding Company security personnel. Approximate incremental cost was calculated using actual expenses incurred during the year. Other executives and employees of the Company may also be required to use Company-provided transportation and security personnel, especially when traveling or living outside of the United States, in accordance with risk assessments made by the Company’s Manager of Global Security.

(c)	The use of a home security system is required as part of ConocoPhillips’ Comprehensive Security Program for certain executives and employees, including the Named Executive Officers, based on risk assessments made by the Company’s Manager of Global Security. Amounts shown represent the approximate incremental cost to ConocoPhillips for the installation and maintenance of the home security system with features required by the Company in excess of the cost of a “standard” system typical for homes in the neighborhoods where the Named Executive Officers’ homes are located. The Named Executive Officer pays the cost of the “standard” system himself. No charges have been incurred under this program since 2009.

(d)	Historically, the Company maintained a program under which costs associated with annual physical examinations of eligible employees, including the Named Executive Officers, were paid for by the Company. This program was discontinued effective at the end of 2010.

(e)	The amounts shown are for premiums paid by the Company for executive group life insurance provided by the Company, with a value equal to the employee’s annual salary. In addition, certain employees of the Company, including the Named Executive Officers, are eligible to purchase group variable universal life insurance policies for which the employee pays all costs, so that there is no incremental cost to the Company.

(f)	The amounts shown are for payments by the Company relating to certain taxes incurred by the employee. These primarily occur when the Company requests family members or other guests to accompany the employee to Company functions and, as a result, the employee is deemed to make a personal use of Company assets (for example, when a spouse accompanies an employee on a Company aircraft). The Company believes that such travel is appropriately characterized as a business expense and, if the employee is imputed income in accordance with the applicable tax laws, the Company will generally reimburse the employee for any increased tax costs.

(g)	These amounts reflect relocation expenses approved by the HRCC in the offer letters to Mr. Garland and Mr. Hirshberg in connection with their hiring. The amounts were calculated pursuant to the standard relocation policy of the Company.

(h)	The Company maintains a Matching Gift Program under which certain gifts by employees to qualified educational or charitable institutions are matched. For executives, the program matches up to $15,000 with regard to each program year. Administration of the program can cause more than $15,000 to be paid in a single fiscal year of the Company, due to processing claims from more than one program year in that single fiscal year. The amounts shown are for the actual payments by the Company during the year. In December 2009, the Board of Directors approved changes in the Matching Gift Program provisions for employees that brought it into parity with the provisions for executives, effective in 2010.

(i)	Under the terms of its tax-qualified defined contribution plans, the Company makes matching contributions and allocations to the accounts of its eligible employees, including the Named Executive Officers.

(j)	Under the terms of its nonqualified defined contribution plans, the Company makes contributions to the accounts of its eligible employees, including the Named Executive Officers. See the narrative, table, and notes to the “Nonqualified Deferred Compensation Table” for further information.

(8)	In accordance with SEC rules prohibiting issuers from reporting a negative value in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column, Mr. Mulva’s total compensation excludes the effect of a $246,639 decrease in the net present value of Mr. Mulva’s pension benefits in 2010 and a $7,885,466 decrease in the net present value of Mr. Mulva’s pension benefits in 2009. Including the effects of these decreases in value, Mr. Mulva’s total compensation, as reported in the Summary Compensation Table, would have been $17,686,256 in 2010 and $6,503,195 in 2009.

Grants of Plan-Based Awards Table

The Grants of Plan-Based Awards Table is used to show participation by the Named Executive Officers in the incentive compensation arrangements described below.

The columns under the heading “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” show information regarding the VCIP. The amounts shown are those applicable to the 2011 program year using a minimum of zero and a maximum of 250 percent of VCIP target for each participant and do not represent actual payouts for that program year. Actual payouts for the 2011 program year were made in February 2012 and are shown in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column.

The columns under the heading “Estimated Future Payouts Under Equity Incentive Plan Awards” show information regarding PSP. The amounts shown are those set for 2011 compensation tied to the 2011 through 2013 program period under PSP (PSP IX) and do not represent actual payouts for that program year.

The “All Other Option Awards” column reflects option awards granted under the Stock Option Program. The option awards shown were granted on the same day that the target was approved. For the 2011 program year under the Stock Option Program, targets were set and awards granted at the regularly scheduled February 2011 meeting of the HRCC.

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price Of Options Awards Average Price ($Sh) (5)	Exercise or Base Price Of Options Awards Closing Price ($Sh) (6)	Grant Date Fair Value of Stock and Options Awards (7)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
J.J. Mulva		-	2,025,000	5,062,500	-	-	-	-	-	-	-	-
	2/10/2011	-	-	-	-	105,308	210,616	-	-	-	-	7,384,724
	2/10/2011	-	-	-	-	-	-	-	388,500	70.13	70.08	6,487,950

G.C. Garland		-	667,945	1,669,863	-	-	-	-	-	-	-	-
	2/10/2011	-	-	-	-	19,418	38,836	-	-	-	-	1,361,687
	2/10/2011	-	-	-	-	-	-	-	71,700	70.13	70.08	1,197,390

W.C.W. Chiang		-	667,945	1,669,863	-	-	-	-	-	-	-	-
	2/10/2011	-	-	-	-	19,418	38,836	-	-	-	-	1,361,687
	2/10/2011	-	-	-	-	-	-	-	71,700	70.13	70.08	1,197,390

A.J. Hirshberg		-	667,945	1,669,863	-	-	-	-	-	-	-	-
	2/10/2011	-	-	-	-	19,418	38,836	-	-	-	-	1,361,687
	2/10/2011	-	-	-	-	-	-	-	71,700	70.13	70.08	1,197,390

J.W. Sheets		-	514,185	1,285,463	-	-	-	-	-	-	-	-
	1/1/2011	-	-	-	-	1,814	3,628	-	-	-	-	123,724
	1/1/2011	-	-	-	-	3,699	7,398	-	-	-	-	252,290
	2/10/2011	-	-	-	-	15,339	30,678	-	-	-	-	1,075,647
	2/10/2011	-	-	-	-	-	-	-	43,700	70.13	70.08	729,790

(1)	The grant date shown is the date on which the HRCC approved the target awards, except with regard to the January 1, 2011, award shown for Mr. Sheets. With regard to Mr. Sheets, under the terms of the PSP, an adjustment in the target and maximum awards under three on-going performance periods automatically occurred on the effective date of his promotion, which was effective January 1, 2011, and was approved by the HRCC.

(2)	Threshold and maximum awards are based on the program provisions under the VCIP. Actual awards earned can range from zero to 200 percent of the target awards for corporate and business unit performance, with a further possible adjustment of up to 50 percent of the target awards for individual performance. Amounts reflect estimated possible cash payouts under the VCIP after the close of the performance period. The estimated amounts are calculated based on the applicable annual target and base salary for each Named Executive Officer in effect for the 2011 performance period. If threshold levels of performance are not met, then the payout can be zero. The HRCC also retains the authority to make awards under the program at its discretion, including the discretion to make awards greater than the maximum payout. Actual payouts under the VCIP for 2011 are based on actual base salaries earned in 2011 and are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

(3)	Threshold and maximum are based on the program provisions under the PSP. Actual awards earned can range from zero to 200 percent of the target awards. The HRCC retains the authority to make awards under the program at its discretion, including the discretion to make awards greater than the maximum payout.

(4)	These amounts represent stock options granted during 2011.

(5)	The exercise price is the average of the high and low prices of ConocoPhillips common stock, as reported on the NYSE, on the date of the grant (or on the last preceding date for which there was a reported sale, in the absence of any reported sales on the grant date); therefore, on the grant date, the option has no immediately realizable value and any potential payout reflects an increase in share price after the grant date. ConocoPhillips’ stockholder-approved 2011 Omnibus Stock and Performance Incentive Plan provides for the use of such an average price in setting the exercise price on options, unless the HRCC directs otherwise. The immediate predecessor plans, the stockholder-approved 2004 and 2009 Omnibus Stock and Performance Incentive Plans, had the same provision. Grants made before May 13, 2009, were made under the 2004 Plan and grants made before May 11, 2011, but after May 12, 2009, were made under the 2009 Plan.

(6)	The closing price is the closing price of ConocoPhillips common stock, as reported on the NYSE, on the date of the grant.

(7)	For equity incentive plan awards, these amounts represent the grant date fair value at target level under PSP as determined pursuant to FASB ASC Topic 718. For option awards, these amounts represent the grant date fair value of the option awards using a Black-Scholes-Merton-based methodology to value the options. Actual value realized upon option exercise depends on market prices at the time of exercise. For other stock awards, these amounts represent the grant date fair value of the restricted stock or restricted stock unit awards determined pursuant to FASB ASC Topic 718. See the “Share-Based Compensation Plans” section of Note 16—Employee Benefit Plans, in the Notes to Combined Financial Statements included elsewhere in this Information Statement for a discussion of the relevant assumptions used in this determination.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards (1)						Stock Awards (6)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J.J. Mulva	12,738	-		-	23.550	10/22/2012	-	-	-	-
	413,062	-		-	23.550	10/22/2012	-	-	-	-
	606,000	-		-	24.370	2/10/2013	-	-	-	-
	745,200	-		-	32.810	2/8/2014	-	-	-	-
	392,800	-		-	47.830	2/4/2015	-	-	-	-
	268,800	-		-	59.075	2/10/2016	-	-	-	-
	276,500	-		-	66.370	2/8/2017	-	-	-	-
	296,400	-		-	79.380	2/14/2018	-	-	-	-
	342,133	171,067	(3)	-	45.470	2/12/2019	-	-	-	-
	163,466	326,934	(4)	-	48.385	2/12/2020	-	-	-	-
	-	388,500	(5)	-	70.125	2/10/2021	-	-	-	-
							3,257,121	237,346,407	232,384	16,933,822

G.C. Garland	-	71,700	(5)	-	70.125	2/10/2021
							29,887	2,177,866	39,289	2,862,989

W.C.W. Chiang	21,600	-		-	23.550	10/22/2012	-	-	-	-
	18,400	-		-	24.370	2/10/2013	-	-	-	-
	28,400	-		-	32.810	2/8/2014	-	-	-	-
	20,800	-		-	47.830	2/4/2015	-	-	-	-
	14,600	-		-	59.075	2/10/2016	-	-	-	-
	15,800	-		-	66.370	2/8/2017	-	-	-	-
	31,500	-		-	79.380	2/14/2018	-	-	-	-
	53,266	26,634	(3)	-	45.470	2/12/2019	-	-	-	-
	26,233	52,467	(4)	-	48.385	2/12/2020	-	-	-	-
	-	71,700	(5)	-	70.125	2/10/2021	-	-	-	-
							120,696	8,795,118	44,382	3,234,116

A.J. Hirshberg	-	71,700	(5)	-	70.125	2/10/2021
							69,499	5,064,392	39,289	2,862,989

J.W. Sheets	5,238	-		-	23.550	10/22/2012	-	-	-	-
	25,800	-		-	24.370	2/10/2013	-	-	-	-
	29,400	-		-	32.810	2/8/2014	-	-	-	-
	22,400	-		-	47.830	2/4/2015	-	-	-	-
	15,500	-		-	59.075	2/10/2016	-	-	-	-
	17,100	-		-	66.370	2/8/2017	-	-	-	-
	16,900	-		-	79.380	2/14/2018	-	-	-	-
	28,333	14,167	(3)	-	45.470	2/12/2019	-	-	-	-
	13,933	27,867	(4)	-	48.385	2/12/2020	-	-	-	-
	-	43,700	(5)	-	70.125	2/10/2021	-	-	-	-
							108,798	7,928,110	33,787	2,462,059

(1)	All options shown in the table have a maximum term for exercise of ten years from the grant date. Under certain circumstances, the terms for exercise may be shorter, and in certain circumstances, the options may be forfeited and cancelled. All awards shown in the table have associated restrictions upon transferability.

(2)	The options shown in this column vested and became exercisable in 2011 or prior years (although under certain termination circumstances, the options may still be forfeited). Options become exercisable in one-third increments on the first, second and third anniversaries of the grant date.

(3)	Represents the final one-third vesting of the February 12, 2009, grant, which became exercisable on February 12, 2012.

(4)	Represents the final two-thirds vesting of the February 12, 2010, grant, half of which became exercisable on February 12, 2012, and the other half will become exercisable on February 12, 2013.

(5)	Represents the February 10, 2011, grant, one-third of which became exercisable on February 10, 2012, one-third of which will become exercisable on February 10, 2013, and the final third will become exercisable on February 10, 2014.

(6)	No stock awards were made to the Named Executive Officers in 2011, except as a long-term incentive award under the PSP (shown in the columns labeled “Stock Awards”) or pursuant to elections made by a Named Executive Officer to receive cash compensation in the form of restricted stock units. Amounts above include PSP awards for the three-year performance period ending December 31, 2011 (PSP VII), as follows: Mr. Mulva, 257,168 shares; Mr. Chiang, 40,206 shares; Mr. Garland, 21,448 shares; Mr. Hirshberg, 20,554 shares; and Mr. Sheets, 27,793 shares. Stock awards shown in the columns entitled “Number of Shares or Units of Stock That Have Not Vested” and “Market Value of Shares or Units of Stock That Have Not Vested” continue to have restrictions upon transferability. Under the PSP, stock awards are made in the form of restricted stock units or restricted stock, the former having been used in the most recent awards. The terms and conditions of both are substantially the same, requiring restriction on transferability until separation from service from the Company, although for performance periods beginning in 2009, restrictions will lapse five years from the anniversary of the grant date unless the employee has elected prior to the beginning of the performance period to defer the lapsing of such restrictions until separation from service from the Company. Except in cases where the five-year provision applies, forfeiture is expected to occur if the separation is not the result of death, disability, layoff, retirement after the executive has reached the age of 55 with five years of service, or after a change of control, although the HRCC has the authority to waive forfeiture. Restricted stock awards have voting rights and pay dividends. Restricted stock unit awards have no voting rights and pay dividend equivalents. Dividend equivalents, if any, on restricted stock units held are paid in cash or credited to each officer’s account in the form of additional stock units. Neither pays dividends or dividend equivalents at preferential rates. Restricted stock held by the Named Executive Officers prior to November 17, 2001, was converted to restricted stock units in 2002, with the original restrictions still in place. In addition to stock awards actually granted, the Table reflects potential stock awards to Named Executive Officers under ongoing performance periods for the PSP, for the performance periods from 2010 through 2012 and 2011 through 2013. These are shown at target levels in the columns entitled “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” and “Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested.” There is no assurance that these awards will be granted at, below, or above target after the end of the relevant performance periods, as the determination of whether to make an actual grant and the amount of any actual grant for Named Executive Officers is within the discretion of the HRCC. Until an actual grant is made, these target awards have no voting rights and pay no dividends or dividend equivalents. Stock awards shown reflect the closing price of ConocoPhillips common stock, as reported on the NYSE, on December 30, 2011 ($72.87), the last trading day of 2011.

Amounts presented in the columns entitled “Number of Shares or Units of Stock That Have Not Vested” and “Market Value of Shares or Units of Stock That Have Not Vested” represent restricted stock and restricted stock unit awards granted with respect to prior periods. The plans and programs under which such grants were made provide that awards made in the form of restricted stock and restricted stock units be held in such form until the recipient retires. If such awards immediately vested upon completion of the relevant performance period, as we are informed by our compensation consultant is more typical for restricted stock programs, the amounts reflected in this column would be zero.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
J.J. Mulva	3,478,000	140,853,640	-	-
G.C. Garland (1)	-	-	8,438	537,290
W.C.W. Chiang	-	-	-	-
A.J. Hirshberg	-	-	-	-
J.W. Sheets	-	-	-	-

(1)	As an inducement to his employment, the HRCC approved a grant of 16,877 restricted stock units to Mr. Garland, effective on the date of employment, the restrictions on which lapse as to one-half of the units on the first anniversary of his employment, while the restrictions on the remainder lapse on the second anniversary of his employment. The amounts reflected represent the lapsing of the one-half of the units on his first anniversary of employment.

Pension Benefits

ConocoPhillips maintains several defined benefit plans for its eligible employees. With regard to U.S.-based salaried employees, the defined benefit plan that is qualified under the Internal Revenue Code is the ConocoPhillips Retirement Plan (CPRP).

The CPRP is a non-contributory plan that is funded through a trust. The CPRP consists of eight titles, each one corresponding to a different pension formula and having numerous other differences in terms and conditions. Employees are eligible for current participation in only one title (although an employee may also have a frozen benefit under one or more other titles), and eligibility is based on the heritage company from past mergers and acquisitions and time of hire. Of the Named Executive Officers, Messrs. Mulva, Garland, and Sheets (having been employees of Phillips Petroleum Company) are eligible for, and vested in, benefits under Title I of the CPRP. Messrs. Chiang and Hirshberg are eligible for (and Mr. Chiang is vested in) benefits under Title II (with Mr. Chiang, having been an employee of Tosco Corporation, also having a frozen vested benefit under Title III, with regard to his participation prior to 2002). Titles I and III each provide a final average earnings type of pension benefit for eligible employees payable at normal or early retirement from the Company. Under each of Titles I and III normal retirement occurs upon termination on or after age 65. Under Title I, early retirement can occur at age 55 with five years of service (or if laid off during or after the year in which the participant reaches age 50), while under Title III, early retirement can occur at age 55 with 10 years of service. Under Title I, early retirement benefits are reduced by five percent per year for each year before age 60 that benefits are paid, but for benefits that commence at age 60 through age 65, the benefit is unreduced. Under Title III, early retirement benefits are reduced by 6.67 percent per year for each year before age 60, unless the participant has at least 85 points awarded, with one point awarded for each year of age and one point awarded for each year of service; there is no reduction for a participant with 85 points or whose benefits begin at or after age 60 (provided the participant is also at least age 55 and has at least 10 years of service at the time of retirement). Mr. Mulva was retirement eligible at the end of 2011. Messrs. Garland, Hirshberg, Sheets, and Chiang were not eligible for early retirement at the end of 2011. Under Titles I and III employees become vested in the benefits after five years of service, and all of the Named Executive

Officers are vested in their benefits under those Titles. Under Title II, employees become vested in their benefits after three years of service. Mr. Chiang is vested in his benefits under Title II, while Mr. Hirshberg is not. Titles I and II allow the employee to elect the form of benefit payment from among several annuity types or a single sum payment option, but all of the options are actuarially equivalent. Title III allows the employee to elect the form of benefit payment from among several annuity types, without a single sum payment option, but all of the options are actuarially equivalent. The election for form of benefit is made at retirement.

For Titles I and III, the benefit formula applicable to our eligible Named Executive Officers is the same. Retirement benefits are calculated as the product of 1.6 percent times years of credited service multiplied by the final annual eligible average compensation. For Title I, final annual eligible average compensation is calculated using the three highest consecutive years in the last ten calendar years before retirement plus the year of retirement. For Title III, final annual eligible average compensation is calculated using the highest consecutive 36 months of compensation in the last 120 months of service prior to retirement. In each case, such benefits are reduced by the product of 1.5 percent of the annual primary Social Security (SS) benefit multiplied by years of credited service, although a maximum reduction limit of 50 percent may apply in certain cases. The formula below provides an illustration as to how the retirement benefits are calculated. For purposes of the formula, “pension compensation” denotes the final annual eligible average compensation described above.

[	1.6%	×	Pension Compensation	×	Years of Credited Service	]	–	[	1.5%	×	Annual Primary SS Benefit	×	Years of Credited Service	]

Eligible pension compensation generally includes salary and annual incentive compensation. However, under Title I, if an eligible employee receives layoff benefits from the Company, eligible pension compensation includes the annualized salary for the year of layoff, rather than actual salary, and years of credited service are increased by any period for which layoff benefits are calculated. Furthermore, certain foreign service as an employee of Phillips Petroleum Company is counted as time and a quarter when determining the service element in the benefit formula under Title I.

Benefits under Title II are based on monthly pay and interest credits to a cash balance account created on the first day of the month after a participant’s hire date. Pay credits are equal to a percentage of total salary and bonus. Participants whose combined years of age and service total less than 44 receive a 6 percent pay credit, those with 44 through 65 receive a 7 percent pay credit, and those with 66 or more receive a 9 percent pay credit. Normal retirement age is 65, but participants may receive their vested benefit upon termination of employment at any age.

Eligible pension compensation under Titles I, II, and III is limited in accordance with the Internal Revenue Code. In 2011, that limit was $245,000. The Internal Revenue Code also limits the annual benefit (expressed as an annuity) available under Titles I, II and III. In 2011, that limit was $195,000 (reduced actuarially for ages below 62).

In addition to the CPRP, the Company maintains several nonqualified pension plans. These are funded through the general assets of the Company, although the Company also maintains trusts of the type generally known as “rabbi trusts” that may be used to pay benefits under the nonqualified pension plans. The plan available to the Named Executive Officers is the ConocoPhillips Key Employee Supplemental Retirement Plan (KESRP). This plan is designed to replace benefits that would otherwise not be received due to limitations contained in the Internal Revenue Code that apply to qualified plans. The two such limitations that most frequently impact the benefits to employees are the limit on compensation that can be taken into account in determining benefit accruals and the maximum annual pension benefit. In 2011, the former limit was set at $245,000, while the latter was set at $195,000. The KESRP determines a benefit without regard to such limits, and then reduces that benefit by the amount of benefit payable from the CPRP. Thus, in operation the combined benefits payable from the related plans for the eligible employee equals the benefit that would have been paid if there had been no limitations imposed by the Internal Revenue Code. Benefits under KESRP are generally paid in a single sum the later of age 55 or six months after retirement. When payments do not begin until after retirement, interest at then current six-month Treasury-bill rates, under most circumstances, will be credited on the delayed benefits. Distribution may also be made upon a determination of death or disability.

Certain foreign service as an employee of Phillips Petroleum Company is counted as time and a quarter when determining the service element in the benefit formula under KESRP. Also under KESRP, certain incentive payments approved by the Phillips Petroleum Company Board of Directors in 2000 are considered as pension compensation. Otherwise, the benefit formulas under KESRP take into account only actual service with the employer and compensation arising from salary and annual incentive compensation (including annual incentive compensation that is performance-based and is included in the Summary Compensation Table as Non-Equity Incentive Plan Compensation for that reason). The footnotes below provide further detail on extra credited service and compensation.

Mr. Chiang was an employee of Tosco Corporation, which was acquired by Phillips Petroleum Company in 2001. In 2002, he and other eligible employees of Phillips Petroleum Company, either of Phillips heritage or of Tosco heritage, were given the option either to remain in their applicable existing final average earnings type of pension plan (now known as Title I for heritage Phillips employees and Title III for heritage Tosco employees) or begin participation in a cash balance type of pension plan (Title II). Mr. Chiang elected to begin participating in the cash balance plan. With regard to his frozen Title III benefits, a portion of the benefits paid by the ConocoPhillips plans may also be reduced due to Mr. Chiang’s participation in certain plans of Unocal, a company at which he worked prior to certain assets of that company being acquired by Tosco in 1997. The Table reflects the values of benefits for Mr. Chiang under both titles of the ConocoPhillips plan, as well as under KESRP, but not the value estimated to be payable from the plans of Unocal.

Mr. Hirshberg was previously an employee of Exxon Mobil Corporation. In connection with his hiring by ConocoPhillips, the Company agreed to provide Mr. Hirshberg with a benefit under KESRP equal to the benefit calculated under KESRP for a participant in Title I of CPRP, reduced by actual benefits payable from CPRP or other ConocoPhillips plans and by estimated benefits payable from the plans of ExxonMobil. Mr. Hirshberg is vested in the benefit payable under KESRP. The Table reflects that benefit, showing only the values payable from the plans of ConocoPhillips, not from the plans of ExxonMobil.

Except where otherwise noted, assumptions used in calculating the present value of accumulated benefits in the Table are found in Note 16—Employee Benefit Plans, in the Notes to Combined Financial Statements included elsewhere in this Information Statement.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
J.J. Mulva (2)	Title I—ConocoPhillips Retirement Plan	40	1,959,838	-

	ConocoPhillips Key Employee Supplemental Retirement Plan		68,527,688	-

G.C. Garland (3)	Title I—ConocoPhillips Retirement Plan	22	793,184	-

	ConocoPhillips Key Employee Supplemental Retirement Plan		2,675,162	-

W.C.W. Chiang (4)	Title II—ConocoPhillips Retirement Plan	10	188,850	-

	Title III—ConocoPhillips Retirement Plan	6	142,043	-

	ConocoPhillips Key Employee Supplemental Retirement Plan		393,725	-

A.J. Hirshberg (5)	Title II—ConocoPhillips Retirement Plan	1	26,671	-

	ConocoPhillips Key Employee Supplemental Retirement Plan	29	5,740,508	-

J.W. Sheets	Title I—ConocoPhillips Retirement Plan	32	1,208,454	-

	ConocoPhillips Key Employee Supplemental Retirement Plan		4,256,304	-

(1)	In determining the present value of the accumulated benefit for each Named Executive Officer, the eligible pension compensation (as previously defined) used to calculate the amounts above as of December 31, 2011, for each Named Executive Officer is: Mr. Mulva, $23,931,078; Mr. Garland, $1,196,210; Mr. Chiang, $544,167; Mr. Hirshberg, $1,193,901; and Mr. Sheets, $3,125,758. In determining the present value of the accumulated benefit for Mr. Mulva, this takes into account as an element of pension compensation the value of an off-cycle award of restricted stock and of an off-cycle performance incentive award both approved by the Phillips Petroleum Company Compensation Committee in 2000, but with regard to which the performance conditions were met in 2005. The value of the two off-cycle awards included as part of pension compensation for 2005 was $6,278,301 for Mr. Mulva.

(2)	Includes additional credited service for Mr. Mulva of 18.25 months related to foreign assignments. With regard to this additional credited service, the following amounts were included in the accumulated benefit shown in the pension table above: Mr. Mulva, $2,684,060.

(3)	Mr. Garland became an employee of ConocoPhillips on October 6, 2010. Prior to joining ConocoPhillips, Mr. Garland was President and Chief Executive Officer for Chevron Phillips Chemical Company LLC (CPChem). ConocoPhillips owns a 50 percent interest in CPChem. None of the benefits earned by Mr. Garland as an employee of CPChem is included in the Table. The service credited to Mr. Garland does not include his time of service with CPChem. However, prior to his service at CPChem, Mr. Garland had been an employee of Phillips Petroleum Company, which became part of ConocoPhillips at merger in 2002. Mr. Garland’s service shown in the table includes that prior service with Phillips Petroleum Company, in accordance with the standard terms and conditions of the applicable plans.

(4)	Mr. Chiang is credited with a total of 16 years service under the titles and plans described above. The number of years of service credited under Title III is frozen at 6.25 years of service, but the number of years of service counted under Title II increases each year that Mr. Chiang remains employed with ConocoPhillips. Under Title II, and related provisions in KESRP, Mr. Chiang in 2011 received pay credits equal to 9 percent of his pension compensation as, in 2011, his combined age and years of service exceeded 65. See the narrative above for a discussion of this feature. For this purpose, years of service would include total years of service with ConocoPhillips, which, in Mr. Chiang’s case, is 16.

(5)	Mr. Hirshberg became an employee of ConocoPhillips on October 6, 2010. Prior to joining ConocoPhillips, Mr. Hirshberg was employed by Exxon Mobil Corporation and participated in its defined benefit plans. None of the benefits earned by Mr. Hirshberg as an employee of Exxon Mobil Corporation is included in the Table. The service credited to Mr. Hirshberg does not include his time of service with Exxon Mobil Corporation with regard to calculation of his benefit under Title II, but, pursuant to the offer letter and resolutions approved by the HRCC in connection with his hire, service credited to Mr. Hirshberg with regard to calculation of his benefit under KESRP does include his time of service with Exxon Mobil Corporation. This is reflected in the Table by showing different service crediting periods for Mr. Hirshberg with regard to each of the plans. The service crediting period for Title II is also included in the service crediting period for KESRP.

Nonqualified Deferred Compensation

ConocoPhillips maintains several nonqualified deferred compensation plans for its eligible employees. Those available to the Named Executive Officers are described below.

The Key Employee Deferred Compensation Plan of ConocoPhillips (KEDCP) is a nonqualified deferral plan that permits certain key employees to voluntarily reduce salary and request deferral of VCIP, or other similar annual incentive compensation program payments that would otherwise be received in the subsequent year. The KEDCP permits eligible employees to defer compensation of up to 100 percent of VCIP and up to 50 percent of salary. All of the Named Executive Officers are eligible to participate in the KEDCP.

Under the KEDCP, for amounts deferred and vested after December 31, 2004, the default distribution option is to receive a lump sum to be paid at least six months after separation from service. Participants may elect to defer payments from one to five years after separation, and to receive annual, semiannual or quarterly payments for a period of up to 15 years. For elections that set a date certain for payment, the distribution will begin in the calendar quarter following the date requested and will be paid out on the distribution schedule elected by the participant.

For amounts deferred prior to January 1, 2005, a one-time revision of the ten annual installment payments schedule is allowed from 365 days to no later than 90 days prior to retirement at age 55 or above or within 30 days after being notified of layoff in the calendar year in which the employee is age 50 or above. Participants may receive distributions in one to 15 annual installments, two to 30 semi-annual installments or four to 60 quarterly installments.

The Defined Contribution Make-Up Plan of ConocoPhillips (DCMP) is a nonqualified restoration plan under which the Company makes employer contributions and stock allocations that cannot be made in the qualified ConocoPhillips Savings Plan (CPSP)—a defined contribution plan of the type often referred to as a 401(k) plan—due to certain voluntary reductions of salary under the KEDCP or due to limitations imposed by the Internal Revenue Code. For 2010, the Internal Revenue Code limited the amount of compensation that could be taken into account in determining a benefit under the CPSP to $245,000. Employees make no contributions to the DCMP.

Under the DCMP, amounts vested after December 31, 2004, will be distributed as a lump sum six months after separation from service, or, at a participant’s election, in one to 15 annual payments, no earlier than one year after separation from service. For amounts vested prior to January 1, 2005, participants may, from 365 days to no later than 90 days prior to termination or within 30 days of being notified of layoff, indicate a preference to defer the value into their account under the KEDCP.

Each participant directs investments of the individual accounts set up for that participant under both the KEDCP and DCMP. All ConocoPhillips defined contribution nonqualified deferred compensation plans allow investment of deferred amounts in a broad range of mutual funds or other market-based investments, including ConocoPhillips stock. As market-based investments, none of these provide above-market returns. Since each executive participating in each plan chooses the investment vehicle or vehicles and may change his or her allocations from time to time (as often as daily), the return on the investment will depend on how well the underlying investment fund performed during the time the executive chose it as an investment vehicle. The aggregate performance of such investment is reflected in the Nonqualified Deferred Compensation Table under the column “Aggregate Earnings in Last Fiscal Year.”

Benefits due under each of the plans discussed above are paid from the general assets of the Company, although the Company also maintains trusts of the type generally known as “rabbi trusts” that may be used to pay benefits under the plans. The trusts and the funds held in them are assets of ConocoPhillips. In the event of bankruptcy, participants would be unsecured general creditors.

Name	Applicable Plan (1)	Beginning Balance ($)	Executive Contributions in Last FY ($) (2)	Registrant Contributions in Last FY ($) (3)	Aggregate Earnings in Last FY ($) (4)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (5)
J.J. Mulva	Defined Contribution Make-Up Plan of ConocoPhillips	4,098,007	-	158,088	456,242	-	4,712,337

	Key Employee Deferred Compensation Plan of ConocoPhillips	39,831,118	-	-	(162,752)	-	39,668,366

G.C.Garland	Defined Contribution Make-Up Plan of ConocoPhillips	35,657	-	20,375	3,717	-	59,749

	Key Employee Deferred Compensation Plan of ConocoPhillips	735,027	-	-	58,642	-	793,669

W.C.W.Chiang	Defined Contribution Make-Up Plan of ConocoPhillips	176,565	-	58,827	21,457	-	256,849

	Key Employee Deferred Compensation Plan of ConocoPhillips	200,395	-	-	7,137	-	207,532

A.J.Hirshberg (6)	Defined Contribution Make-Up Plan of ConocoPhillips	-	-	20,375	(252)	-	20,123

	Key Employee Deferred Compensation Plan of ConocoPhillips	6,742,766	-	-	(213,151)	(2,995,829)	3,533,786

J.W. Sheets	Defined Contribution Make-Up Plan of ConocoPhillips	186,533	-	34,726	21,837	-	243,096

	Key Employee Deferred Compensation Plan of ConocoPhillips	1,756,008	837,759	-	195,106	-	2,788,873

(1)	As of December 31, 2011, there were a total of 97 investment options, of which 41 were the same as those available in the Company’s primary tax-qualified defined contribution plan for employees (its 401(k) plan, the ConocoPhillips Savings Plan) and of which 57 were other various mutual fund options approved by an administrator designated by the relevant plan.

(2)	For Mr. Sheets this reflects $154,875 in salary and $682,884 in 2010 VCIP deferred in 2011 (included in the “Salary” column of the Summary Compensation Table for 2011).

(3)	Reflects contributions by the Company under the DCMP in 2011 (included in the “All Other Compensation” column of the Summary Compensation Table for 2011).

(4)	None of these earnings are included in the Summary Compensation Table for 2011.

(5)	Reflects contributions by our Named Executive Officers, contributions by the Company, and earnings on balances prior to 2011; plus contributions by our Named Executive Officers, contributions by the Company, and earnings for 2011 (shown in the appropriate columns of this table, with amounts that are included in the Summary Compensation Table for 2011 shown in footnotes (2), (3) and (4) above).

(6)	Mr. Hirshberg became an employee of the Company on October 6, 2010. Pursuant to the terms of his offer letter (approved by the HRCC), a KEDCP account was created for Mr. Hirshberg at the time of his employment and credited with $6,357,436. Forty-seven percent of the account balance as of the first anniversary of his employment vested in 2011, 47 percent will vest on the second anniversary of his employment, and the remainder will vest on the third anniversary of his employment. Distributions will occur on the dates of vesting, unless Mr. Hirshberg has made timely elections to delay distribution. He did not elect to delay the distribution regarding the vesting on the first anniversary of his employment.

Executive Severance and Changes in Control

Salary and other compensation for our Named Executive Officers is set by the HRCC, as described in “Compensation Discussion and Analysis” included elsewhere in this Information Statement. These officers may participate in the Company’s employee benefit plans and programs for which they are eligible, in accordance with their terms.

Each of our Named Executive Officers is expected to receive amounts earned during his term of employment unless he voluntarily resigns prior to becoming retirement eligible or is terminated for cause. Such amounts include:

•	VCIP earned during the fiscal year.

•	Grants pursuant to the PSP for the most-recently completed performance period and ongoing performance periods in which the executive participated for at least one year.

•	Previously granted restricted stock and restricted stock units.

•	Vested stock option grants under the Stock Option Program.

•	Amounts contributed and vested under our defined contribution plans.

•	Amounts accrued and vested under our pension plans.

While normal retirement age under our benefit plans is 65, early retirement provisions allow benefits at earlier ages if vesting requirements are met, as discussed in the sections entitled “Pension Benefits” and “Nonqualified Deferred Compensation.” For our compensation programs (VCIP, Stock Option Program, and PSP), early retirement is generally defined to be termination at or after the age of 55 with five years of service.

As of December 31, 2011, Mr. Mulva was retirement eligible under both our benefit plan and our compensation programs. As of December 31, 2011, Messrs. Hirshberg, Garland, Sheets, and Chiang had not met the early retirement criteria under either the applicable title of the pension plan or of our compensation programs. Therefore, as of December 31, 2011, a voluntary resignation of Mr. Mulva would have been treated as a retirement. Since Mr. Mulva was then eligible for retirement under these programs, he would be able to resign and retain all awards earned under the PSP and earlier programs. As a result, the awards to Mr. Mulva under such programs are not included in the incremental amounts reflected in the tables below. See “Outstanding Equity Awards at Fiscal Year End” for more information.

In addition, specific severance arrangements for executive officers, including the Named Executive Officers, are provided under two severance plans of ConocoPhillips: the ConocoPhillips Executive Severance Plan (CPESP), available to a limited number of senior executives; and the ConocoPhillips Key Employee Change in Control Severance Plan (CICSP), also available to a limited number of senior executives, but only upon a change in control. These arrangements are described below. Executives are not entitled to participate in both plans as a result of a single event.

ConocoPhillips Executive Severance Plan

The CPESP covers executives in salary grades generally corresponding to vice president and higher. The CPESP provides that if the Company terminates the employment of a participant in the plan other than for cause, as defined in the plan, upon executing a general release of liability and, if requested by the Company, an agreement not to compete with the Company, the participant will be entitled to:

•	A lump-sum cash payment equal to one-and-a-half or two times the sum of the employee’s base salary and current target VCIP.

•

A lump-sum cash payment equal to the present value of the increase in retirement benefits that would result from the crediting of an additional one-and-a-half or two years to the employee’s number of years of age and service under the applicable retirement plan.

•	A lump-sum cash payment equal to the Company cost of certain welfare benefits for an additional one-and-a-half or two years.

•	Continuation in eligibility for a pro rata portion of the annual VCIP for which the employee is eligible in the year of termination.

•

Treatment as a layoff under the various compensation and equity programs of the Company – generally, layoff treatment will allow executives to retain awards previously made and continue their eligibility under ongoing Company programs; thus, actual program grants as restricted stock or restricted stock units would vest and the executive would remain eligible for awards attributable to ongoing performance periods under the PSP in which they had participated for at least one year.

The CPESP may be amended or terminated by the Company at any time. Amounts payable under the plan will be offset by any payments or benefits that are payable to the severed employee under any other plan, policy, or program of ConocoPhillips relating to severance, and amounts may also be reduced in the event of willful and bad faith conduct demonstrably injurious to the Company, monetarily or otherwise.

ConocoPhillips Key Employee Change in Control Severance Plan

The CICSP covers executives in salary grades generally corresponding to vice president and higher. The CICSP provides that if the employment of a participant in the plan is terminated by the Company within two years of a “change in control” of ConocoPhillips, other than for cause, or by the participant for good reason, as such terms are defined in the plan, upon executing a general release of liability, the participant will be entitled to:

•	A lump-sum cash payment equal to two or three times the sum of the employee’s base salary and the higher of current target VCIP or previous two years’ average VCIP.

•

A lump-sum cash payment equal to the present value of the increase in retirement benefits that would result from the crediting of an additional two or three years to the employee’s number of years of age and service under the applicable retirement plan.

•	A lump-sum cash payment equal to the Company cost of certain welfare benefits for an additional two or three years.

•	Continuation in eligibility for a pro rata portion of the annual VCIP for which the employee is eligible in the year of termination.

•

If necessary, a gross-up payment sufficient to compensate the participant for the amount of any excise tax imposed on payments made under the plan or otherwise pursuant to Section 4999 of the Code and for any taxes imposed on this additional payment, although if the applicable payments are not more than 110 percent of the “safe harbor” amount under Section 280G of the Code, the payments are “cut back” to the safe harbor amount rather than a gross-up payment being made.

Upon a change in control, the participant becomes eligible for vesting in all equity awards and lapsing of any restrictions, with continued ability to exercise stock options for their remaining terms. After a change in control, the CICSP may not be amended or terminated if such amendment would be adverse to the interests of any eligible employee, without the employee’s written consent. Amounts payable under the plan will be offset by any payments or benefits that are payable to the severed employee under any other plan, policy, or program of ConocoPhillips relating to severance, and amounts may also be reduced in the event of willful and bad faith conduct demonstrably injurious to the Company, monetarily or otherwise.

Other Arrangements

Mr. Hirshberg became an employee of ConocoPhillips on October 6, 2010. The HRCC approved an offer letter to him which described the terms and conditions of employment, including the fact that he would serve as an at-will employee. The letter also provided certain protections against termination events. He will be considered to have been terminated by the Company if the Company terminates his employment either without cause or if his employment is terminated by mutual agreement, or if he initiates the termination of his employment (but only if given good reason to do so), prior to attaining age 55. Any severance benefits to which he may become entitled prior to attainment of age 55 will not be less than the severance benefits provided under the letter, the CPESP, and the CICSP as those plans were in effect on the date of the letter.

Quantification of Severance Payments

The tables below reflect the amount of incremental compensation payable to each of our Named Executive Officers in the event of termination of such executive’s employment other than as a result of voluntary resignation. The amount of compensation payable to each Named Executive Officer upon involuntary not-for-cause termination, for-cause termination, termination following a change in control (CIC) (either involuntarily without cause or for good reason) and in the event of the death or disability of the executive is shown below. The amounts shown assume that such termination was effective as of December 31, 2011, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from the Company.

The following tables reflect additional incremental amounts to which each of our Named Executive Officers would be entitled if their employment were terminated due to the events described above.

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
J.J. Mulva
Base Salary	3,000,000	-	4,500,000	-	-
Short-term Incentive	4,050,000	-	8,296,932	-	-
Variable Cash Incentive Program	-	(2,025,000)	-	-	-
2009 - 2011 (performance period)	-	(18,739,832)	-	-	-
2010 - 2012 (performance period)	-	(6,173,328)	-	-	-
2011 - 2013 (performance period)	-	(2,557,956)	-	-	-
Restricted Stock/Units from prior performance	-	(2,754,486)	-	-	-
Stock Options/SARs:
Unvested and Accelerated	-	(13,758,648)	-	-	-
Incremental Pension	3,163,413	-	4,745,119	-	-
Post-employment Health & Welfare	722,316	-	1,110,212	-	-
Life Insurance	-	-	-	3,000,000	-
280G Tax Gross-up	-	-	-	-	-

	10,935,729	(46,009,250)	18,652,263	3,000,000	-

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
G.C. Garland
Base Salary	1,552,000	-	2,328,000	-	-
Short-term Incentive	1,381,280	-	2,071,920	-	-
Variable Cash Incentive Program	690,640	-	690,640	690,640	690,640
2009 - 2011 (performance period)	1,562,916	-	1,562,916	1,562,916	1,562,916
2010 - 2012 (performance period)	965,309	-	965,309	965,309	965,309
2011 - 2013 (performance period)	471,688	-	471,688	471,688	471,688
Restricted Stock/Units from inducement grant	614,950	-	614,950	614,950	614,950
Stock Options/SARs:
Unvested and Accelerated	180,415	-	196,817	196,817	196,817
Incremental Pension	2,442,169	-	2,913,242	-	-
Post-employment Health & Welfare	28,625	-	42,037	-	-
Life Insurance	-	-	-	1,552,000	-
280G Tax Gross-up	-	-	3,184,639	-	-

	9,889,992	-	15,042,158	6,054,320	4,502,320

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
W.C.W. Chiang
Base Salary	1,552,000	-	2,328,000	-	-
Short-term Incentive	1,381,280	-	2,212,887	-	-
Variable Cash Incentive Program	690,640	-	690,640	690,640	690,640
2009—2011 (performance period)	2,929,811	-	2,929,811	2,929,811	2,929,811
2010—2012 (performance period)	1,175,539	-	1,175,539	1,175,539	1,175,539
2011—2013 (performance period)	471,688	-	471,688	471,688	471,688
Restricted Stock/Units from prior performance	5,865,306	-	5,865,306	5,865,306	5,865,306
Stock Options/SARs:
Unvested and Accelerated	2,194,841	-	2,211,243	2,211,243	2,211,243
Incremental Pension	316,375	-	482,147	-	-
Post-employment Health & Welfare	40,366	-	54,459	-	-
Life Insurance	-	-	-	1,552,000	-
280G Tax Gross-up	-	-	3,491,268	-	-

	16,617,846	-	21,912,988	14,896,227	13,344,227

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
A.J. Hirshberg
Base Salary	1,552,000	-	2,328,000	-	-
Short-term Incentive	1,381,280	-	2,071,920	-	-
Variable Cash Incentive Program	690,640	-	690,640	690,640	690,640
Key Employee Deferred Compensation Plan	-	(3,533,787)	-	-	-
2009—2011 (performance period)	1,497,770	-	1,497,770	1,497,770	1,497,770
2010—2012 (performance period)	965,309	-	965,309	965,309	965,309
2011—2013 (performance period)	471,688	-	471,688	471,688	471,688
Restricted Stock/Units from inducement grant	-	(3,566,622)	-	-	-
Stock Options/SARs:
Unvested and Accelerated	180,415	-	196,817	196,817	196,817
Incremental Pension	4,320,871	-	4,743,808	-	-
Post-employment Health & Welfare	92,376	-	130,835	-	-
Life Insurance	-	-	-	1,552,000	-
280G Tax Gross-up	-	-	3,469,332	-	-

	11,152,349	(7,100,409)	16,566,119	5,374,224	3,822,224

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
J.W. Sheets
Base Salary	1,278,000	-	1,917,000	-	-
Short-term Incentive	1,060,740	-	1,702,338	-	-
Variable Cash Incentive Program	530,370	-	530,370	530,370	530,370
2009—2011 (performance period)	2,025,276	-	2,025,276	2,025,276	2,025,276
2010—2012 (performance period)	835,892	-	835,892	835,892	835,892
2011—2013 (performance period)	372,584	-	372,584	372,584	372,584
Restricted Stock/Units from prior performance	4,893,731	-	4,893,731	4,893,731	4,893,731
Stock Options/SARs:
Unvested and Accelerated	1,180,459	-	1,190,456	1,190,456	1,190,456
Incremental Pension	3,373,991	-	4,211,836	-	-
Post-employment Health & Welfare	30,580	-	41,695	-	-
Life Insurance	-	-	-	1,278,000	-
280G Tax Gross-up	-	-	3,546,474	-	-

	15,581,623	-	21,267,652	11,126,309	9,848,309

Notes Applicable to All Termination Tables—In preparing each of the tables above, certain assumptions have been made. Benefits that would be available generally to all or substantially all salaried employees on the U.S. payroll are not included in the amounts shown. The following additional assumptions were also made:

•

Short-Term Incentives—For the short-term incentive amounts, in the event of an involuntary not-for-cause termination not related to a change in control, the amount reflects two times current VCIP target, while in the event of an involuntary or good reason termination related to a change in control, the amount reflects three times current VCIP target or three times the average of the prior two VCIP payouts.

•

Variable Cash Incentive Program—For the VCIP amounts, in the event of an involuntary not-for-cause termination not related to a change in control or an involuntary or good reason termination related to a change in control, the amount reflects the employee’s pro rata current VCIP target. Targets for VCIP are for a full year, and are pro-rata for the Named Executive Officers based on time spent in their respective positions.

•

Long-Term Incentives—For the performance periods related to PSP, amounts for the 2009-2011 period are shown at the payout amount that was awarded in February 2012, while amounts for other periods are prorated to reflect the portion of the performance period completed by the end of 2011. For the PSP awards of restricted stock and restricted stock units, amounts reflect the closing price of ConocoPhillips common stock, as reported on the NYSE, on December 30, 2011 ($72.87), the last trading day of 2011.

•

Stock Options—For stock options with a December 30, 2011, ConocoPhillips common stock price higher than the option exercise price, the amounts reflect the intrinsic value as if the options had been exercised on December 31, 2011, but only regarding the options that the executive would have retained for the specific termination event. For options with a December 30, 2011, ConocoPhillips common stock price lower than the option exercise price the amounts reflect a zero intrinsic value regarding the options that the executive would have retained for the specific termination event.

•

Incremental Pension Values—For the incremental pension value, the amounts reflect the single sum value of the increment due to an additional two years of age and service with associated pension compensation in the event of regular involuntary termination (three years in the event of a CIC termination) regardless of whether the value is provided directly through a defined benefit plan or through the relevant severance plan.

•

280G Tax Gross-up—Each Named Executive Officer is entitled, under the relevant change in control plan, to an associated “excise tax gross-up” to the extent any change in control payment triggers the golden parachute excise tax provisions under Section 4999 of the Code (within certain limitations). The following material assumptions were used to estimate executive excise taxes and associated tax gross-ups:

¡	Equity and PSP awards were valued at the closing price of ConocoPhillips stock, as reported on the NYSE, on December 30, 2011 ($72.87).

¡	Options are assumed exchanged and valued using a Black-Scholes-Merton-based option methodology.

¡	Parachute payments for time vesting stock options, restricted stock and restricted stock units were valued using Treas. Reg. Section 1.280G-1 Q&A 24(b) or (c) as applicable.

¡	Calculations assume certain performance-based pay such as PSP awards and pro-rata VCIP payments are reasonable compensation for services rendered prior to the CIC.

NON-EMPLOYEE DIRECTOR COMPENSATION

Our non-employee directors will receive compensation for their services on the Board of Directors. Following the separation, we expect our director compensation programs and amounts will be structured similarly to those currently in place at ConocoPhillips. The primary elements of our non-employee director compensation are expected to consist of an equity compensation program and a cash compensation program. Information on ConocoPhillips’ 2011 non-employee director compensation is included below.

Objectives and Principles

Compensation for directors is reviewed annually by the Committee on Directors’ Affairs with the assistance of such third-party consultants as the Committee deems advisable, and set by action of the Board of Directors. The Board’s goal in designing directors’ compensation is to provide a competitive package that will enable it to attract and retain highly skilled individuals with relevant experience and that reflects the time and talent required to serve on the board of a complex, multinational corporation. The Board seeks to provide sufficient flexibility in the form of delivery to meet the needs of different individuals while ensuring that a substantial portion of directors’ compensation is linked to the long-term success of ConocoPhillips. In furtherance of ConocoPhillips’ commitment to be a socially responsible member of the communities in which it participates, the Board believes that it is appropriate to extend ConocoPhillips’ matching gift program to charitable contributions made by individual directors as more fully described below.

Equity Compensation

In 2011, non-employee directors received an annual grant of restricted stock units with an aggregate value of $170,000 on the date of grant. Restrictions on the units issued to a non-employee director will lapse in the event of retirement, disability, death, or a change of control, unless the director has elected to receive the shares after a stated period of time. Directors forfeit the units if, prior to the lapse of restrictions, the Board finds sufficient cause for forfeiture (although no such finding can be made after a change of control). Before the restrictions lapse, directors cannot sell or otherwise transfer the units, but the units are credited with dividend equivalents in the form of additional restricted stock units. When restrictions lapse, directors will receive unrestricted shares of Company stock as settlement of the restricted stock units.

Cash Compensation

In 2011, all non-employee directors received $115,000 annual cash compensation. Non-employee directors serving in specified committee positions also received the following additional cash compensation:

•	Director presiding over meetings of the non-employee directors—$25,000
•	Chair of the Audit and Finance Committee—$20,000
•	Chair of the Human Resources and Compensation Committee—$15,000
•	Chair of the other committees—$10,000
•	All other Audit and Finance Committee members—$7,500
•	All other Human Resources and Compensation Committee members—$5,000

The total annual compensation is payable in monthly cash installments. Directors may elect, on an annual basis, to receive all or part of their cash compensation in unrestricted stock or in restricted stock units (such unrestricted stock or restricted stock units are issued on the last business day of the month valued using the average of the high and the low market prices of ConocoPhillips common stock on such date), or to have the amount credited to the director’s deferred compensation account.

Deferral of Compensation

Directors can elect to defer their cash compensation into the Deferred Compensation Program for Non-Employee Directors of ConocoPhillips (Director Deferral Plan). Deferred amounts are deemed to be invested in various mutual funds and similar investment choices (including ConocoPhillips common stock) selected by the director from a list of investment choices available under the Director Deferral Plan.

Other Compensation

The Board believes that it is important for spouses/significant others of directors and executive officers to attend certain meetings to enhance the collegiality of the Board. The cost of such attendance is treated by the Internal Revenue Service as income, and as such is taxable to the recipient. The Board believes that such costs are expenses of creating a collegial environment that enhances the effectiveness of the Board and so it reimburses directors for the cost of resulting income taxes.

Stock Ownership

Directors are expected to own as much Company stock as the amounts of the annual equity grants during their first five years on the Board. Directors are expected to reach this level of target ownership within five years of joining the Board. Actual shares of stock, restricted stock, or restricted stock units, including deferred stock units, may be counted in satisfying the stock ownership guidelines.

STOCK OWNERSHIP

As of the date of this Information Statement, all of the outstanding shares of Phillips 66 common stock are owned by ConocoPhillips. After the distribution, ConocoPhillips will not directly or indirectly own any of our common stock. The following tables provide information with respect to the expected beneficial ownership of Phillips 66 common stock by (1) each identified director nominee of Phillips 66, (2) each Named Executive Officer, (3) all identified Phillips 66 executive officers and director nominees as a group (who, collectively, are expected to beneficially own less than 1 percent of Phillips 66’s common stock), and (4) each of our stockholders who we believe will be a beneficial owner of more than 5 percent of Phillips 66 outstanding common stock based on current publicly available information. We based the share amounts on each person’s beneficial ownership of ConocoPhillips common stock as of February 15, 2012, and applying the distribution ratio of one share of our common stock for every two shares of ConocoPhillips common stock held as of the record date, unless we indicate some other date or basis for the share amounts in the applicable footnotes.

Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the distribution, Phillips 66 will have outstanding an aggregate of approximately 640 million shares of common stock based upon approximately 1,280 million shares of ConocoPhillips common stock outstanding on January 31, 2012, excluding treasury shares and assuming no exercise of ConocoPhillips stock options or SARs or settlement of outstanding RSUs or PSUs in shares of ConocoPhillips common stock, and applying the distribution ratio of one share of our common stock for every two shares of ConocoPhillips common stock held as of the record date.

To the extent our directors and executive officers own ConocoPhillips common stock at the record date for the distribution, they will participate in the distribution on the same terms as other holders of ConocoPhillips common stock.

The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o Phillips 66, 600 N. Dairy Ashford, Houston, Texas 77079.

Holdings of Major Stockholders

The following table sets forth information regarding each stockholder who is expected, following the separation, to beneficially own more than 5 percent of our common stock (as of the date of such stockholder’s Schedule 13G filing with the SEC):

	Common Stock
Name and Address	Number of Shares	Percent of Class
BlackRock Inc. (1) 40 East 52nd Street New York, NY 10022	37,693,474	5.68%

(1)

Based on a Schedule 13G filed with the SEC on February 13, 2012, by BlackRock Inc., on behalf of itself, BlackRock Japan Co. Ltd., BlackRock Advisors (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited,

BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (Korea) Ltd, BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Fund Managers Limited, BlackRock Pensions Limited, BlackRock Asset Management Ireland Limited, BlackRock International Limited, BlackRock Investment Management (UK) Limited.

Holdings of Directors and Executive Officers

The following table sets forth the number of shares of our common stock beneficially owned, based on the basis of presentation previously described, as of February 15, 2012, by:

•	Each officer named in the Summary Compensation Table.
•	Each of the persons currently expected to serve as a director following the separation.
•	All of our directors and executive officers as a group.

Together these individuals beneficially own less than one percent of our common stock. For purposes of this table, shares are considered to be “beneficially” owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of February 15, 2012.

	Number of Shares or Units
Name of Beneficial Owner	Common Stock Beneficially Owned	Options Exercisable Within 60 Days (1)
Willie C. W. Chiang	11,868	153,683
Greg C. Garland	20,395	11,950
Al J. Hirshberg	358	11,950
John E. Lowe	23,084	40,450
Harold W. McGraw III	500	-
James J. Mulva	686,032	1,990,566
Jeff W. Sheets	20,320	108,635
Victoria J. Tschinkel (2)	14,659	-
Directors and Executive Officers as a Group (8 Persons)	777,216	2,317,234

(1)	Includes beneficial ownership of shares of common stock which may be acquired within 60 days of February 15, 2012, through stock options awarded under compensation plans.

(2)	Includes 85 shares of common stock owned by the Erica Tschinkel Trust and 6,533 shares of common stock owned jointly with Ms. Tschinkel’s spouse.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Separation from ConocoPhillips

The separation will be accomplished by means of the distribution by ConocoPhillips of all of the outstanding shares of Phillips 66 common stock to holders of ConocoPhillips common stock entitled to such distribution, as described under “The Separation” included elsewhere in this Information Statement. Completion of the distribution will be subject to satisfaction or waiver by ConocoPhillips of the conditions to the separation and distribution described under “The Separation—Conditions to the Distribution.”

Related Party Transactions

Our Code of Business Ethics and Conduct to be in effect as of the distribution date will require all directors and executive officers to promptly bring to the attention of the General Counsel and, in the case of directors, the Chairman of the Committee on Directors’ Affairs or, in the case of executive officers, the Chairman of the Audit and Finance Committee, any transaction or relationship that arises and of which she or he becomes aware that reasonably could be expected to constitute a related party transaction. For purposes of the company’s Code of Business Ethics and Conduct, a related party transaction is a transaction in which the company (including its affiliates) is a participant and in which any director or executive officer (or their immediate family members) had or will have a direct or indirect material interest. Any such transaction or relationship will be reviewed by our company’s management and the appropriate Board Committee to ensure it does not constitute a conflict of interest and is reported appropriately. Additionally, the Committee on Directors’ Affairs charter will provide for the committee to conduct an annual review of related party transactions between each of our directors and the company (and its subsidiaries) and to make recommendations to the Board of Directors regarding the continued independence of Board members.

Agreements with ConocoPhillips

As part of our separation from ConocoPhillips, we will enter into a Separation and Distribution Agreement and several other agreements with ConocoPhillips to effect the separation and provide a framework for our relationships with ConocoPhillips after the separation. These agreements will provide for the allocation between us and ConocoPhillips of the assets, liabilities and obligations of ConocoPhillips and its subsidiaries, and will govern the relationships between Phillips 66 and ConocoPhillips subsequent to the separation (including with respect to transition services, employee matters, intellectual property matters, tax matters and certain other commercial relationships). In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to our separation from ConocoPhillips and the distribution of our shares of common stock to ConocoPhillips stockholders), these agreements include, among others:

•	Indemnification and Release Agreement.
•	Intellectual Property Assignment and License Agreement.
•	Tax Sharing Agreement.
•	Employee Matters Agreement.
•	Transition Services Agreement.

The forms of certain of the principal agreements described below are filed as exhibits to the registration statement on Form 10 of which this Information Statement is a part. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which is incorporated by reference into this Information Statement.

The terms of the agreements described below that will be in effect following the separation have not yet been finalized. Changes, some of which may be material, may be made prior to our separation from ConocoPhillips. No changes may be made after the separation without our consent.

Separation and Distribution Agreement

The Separation and Distribution Agreement will govern the terms of the separation of the Downstream business from ConocoPhillips’ other businesses. Generally, the Separation and Distribution Agreement will include ConocoPhillips’ and our agreements relating to the restructuring steps to be taken to complete the separation, including the assets and rights to be transferred, liabilities to be assumed, contracts to be assigned and related matters. Subject to the receipt of required governmental and other consents and approvals, in order to accomplish the separation, the Separation and Distribution Agreement will provide for ConocoPhillips and us to transfer specified assets and liabilities between the companies that will operate the Downstream business after the distribution, on the one hand, and ConocoPhillips’ remaining businesses, on the other hand. The Separation and Distribution Agreement will require ConocoPhillips and us to endeavor to obtain consents, approvals and amendments required to novate or assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement as soon as reasonably practicable.

Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an “as is, where is” basis. Generally, if the transfer of any assets or liabilities requires a consent that will not be obtained before the distribution, or if any assets or liabilities are transferred to the other party and should not have been so transferred, each party will agree to hold the assets or liabilities for the intended party’s use and benefit (and at its expense) until they can be transferred to such intended party.

The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by ConocoPhillips prior to the distribution. In addition, ConocoPhillips will have the right to determine the date and terms of the distribution, and will have the right, at any time until completion of the distribution, to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement.

Indemnification and Release Agreement

The Indemnification and Release Agreement will govern the treatment of all aspects relating to indemnification, insurance, litigation responsibility and management, and litigation document sharing and cooperation. Generally, the Indemnification and Release Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of ConocoPhillips’ business with ConocoPhillips. The Indemnification and Release Agreement will also establish procedures for handling claims subject to indemnification and related matters.

Intellectual Property Assignment and License Agreement

The Intellectual Property Assignment and License Agreement will govern the allocation of intellectual property rights and assets between Phillips 66 and ConocoPhillips, and provides appropriate cross-licenses to allow each company to operate in its respective business areas following the separation.

Tax Sharing Agreement

The Tax Sharing Agreement will govern ConocoPhillips’ and our respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for federal income tax purposes), tax attributes, tax returns, tax contests and certain other tax matters.

In general, under the Tax Sharing Agreement, we expect that responsibility for taxes for periods prior to the distribution will be allocated in the following manner:

•

With respect to any U.S. federal income taxes of the affiliated group of which ConocoPhillips is the common parent, we generally will be responsible for such taxes to the extent attributable to the Downstream business, and ConocoPhillips generally will be responsible for all other such taxes.

•

With respect to U.S. state or local income taxes, we generally will be responsible for such taxes to the extent attributable to the Downstream business, and ConocoPhillips generally will be responsible for all other such taxes.

•

ConocoPhillips generally will be responsible for any foreign income taxes reportable on returns that include only ConocoPhillips and its subsidiaries (excluding us and our subsidiaries), and we generally will be responsible for any foreign income taxes reportable on returns that include only us or our subsidiaries.

•

With respect to any U.S. state or local or foreign property taxes, we generally will be responsible for such taxes to the extent attributable to property owned by us or one of our subsidiaries immediately following the distribution, and ConocoPhillips generally will be responsible for all other such taxes.

•

With respect to certain non-income taxes, such as motor fuel, excise, sales and use taxes, we generally will be responsible for such taxes to the extent attributable to the Downstream business, and ConocoPhillips generally will be responsible for all other such taxes.

In addition, the Tax Sharing Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the distribution and certain related transactions. The Tax Sharing Agreement will provide special rules allocating tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the Tax Sharing Agreement, we will be responsible for any taxes imposed on ConocoPhillips that arise from the failure of the distribution and certain related transactions to qualify as a tax-free transaction for federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code to the extent that the failure to qualify is attributable to actions, events, or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the Tax Sharing Agreement.

The Tax Sharing Agreement will also set forth ConocoPhillips’ and our obligations as to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

Employee Matters Agreement

The Employee Matters Agreement will govern ConocoPhillips’ and our compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will provide for the treatment of outstanding ConocoPhillips equity awards and certain other outstanding annual and long-term incentive awards. The Employee Matters Agreement will provide that, following the distribution, our active employees generally will no longer participate in benefit plans sponsored or maintained by ConocoPhillips and will commence participation in our benefit plans, which are expected to be similar to the existing ConocoPhillips benefit plans. In addition, the Employee Matters Agreement will provide that each of the parties will be responsible for their respective current employees and compensation plans for such current employees and that ConocoPhillips will be responsible for all liabilities relating to former employees. The Employee Matters Agreement also will set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits. The Employee Matters Agreement will also address any special circumstances, including employees who will transfer to their eventual permanent employer on a delayed basis because they will continue to provide services to either ConocoPhillips or Phillips 66 during a transition period following the distribution.

The Employee Matters Agreement will also provide that (i) the distribution does not constitute a change in control under ConocoPhillips’ plans, programs, agreements or arrangements, and (ii) the distribution and the assignment, transfer or continuation of the employment of employees with another entity will not constitute a severance event under the applicable plans, programs, agreements or arrangements.

Transition Services Agreement

The Transition Services Agreement will set forth the terms on which ConocoPhillips will provide to us, and we will provide to ConocoPhillips, on a temporary basis, certain services or functions that the companies historically have shared. Transition services may include administrative, payroll, human resources, data processing, environmental health and safety, financial audit support, financial transaction support, and other support services, information technology systems and various other corporate services. We expect the agreement will provide for the provision of specified transition services, generally for a period of up to 12 months, with a possible extension of 6 months (an aggregate of 18 months), on a cost or a cost-plus basis.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our Certificate of Incorporation or of our By-laws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock as of the time of the distribution. Our Certificate of Incorporation and By-laws to be in effect at the time of the distribution will be included as exhibits to our registration statement on Form 10, of which this Information Statement forms a part.

Distributions of Securities

In the past three years, Phillips 66 has not sold any securities, including sales of reacquired securities, new issues (other than to ConocoPhillips in connection with our formation), securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.

Common Stock

Immediately following the distribution, our authorized common stock will consist of 2.5 billion shares of common stock, par value $0.01 per share.

Shares Outstanding—Immediately following the distribution, we expect that approximately 640 million shares of our common stock will be issued and outstanding based upon approximately 1,280 million shares of ConocoPhillips common stock outstanding as of January 31, 2012, and assuming no exercise of ConocoPhillips options or SARs or settlement of ConocoPhillips RSUs or PSUs in shares of ConocoPhillips common stock, and applying the distribution ratio of one share of our common stock for every two shares of ConocoPhillips common stock held as of the record date.

Voting Rights—Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Board members are elected by a majority of the votes cast in person or by proxy and entitled to vote, including votes to withhold authority and excluding abstentions.

Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board of Directors. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Other Rights—In the event of any liquidation, dissolution or winding up of the company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not entitled to preemptive rights.

Fully Paid—The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 500 million shares of preferred stock, par value $0.01 per share. Our Board of Directors, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board of Directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority of the Board of Directors to issue preferred stock could potentially be used to discourage attempts by third-parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. No current agreements or understandings exist with respect to the issuance of preferred stock, and our Board of Directors has no present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Holders of shares of our common stock are entitled to receive dividends, subject to prior dividend rights of the holders of any preferred shares, when, as and if declared by our Board of Directors out of funds legally available for that purpose. After the separation, we intend to pay a cash dividend at an initial rate of $0.20 per share per quarter, or $0.80 per share per year. However, the declaration and amount of all dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant.

Size of Board and Vacancies; Removal

Upon completion of the separation and distribution, we expect that seven to ten individuals will serve on our Board of Directors. Our Certificate of Incorporation will provide that our directors will be divided into three classes, as nearly equal in number as possible, with the members of each class serving staggered three-year terms. Class I directors will have an initial term expiring in 2013, Class II directors will have an initial term expiring in 2014 and Class III directors will have an initial term expiring in 2015. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors; in general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Our Certificate of Incorporation and By-laws will provide, subject to the rights of holders of a series of shares of preferred stock to elect one or more directors pursuant to any provisions of any certificate of designation relating to any such series, that the number of directors will be fixed exclusively by a majority of the entire Board of Directors from time to time. Our By-laws will provide that directors may be removed, only for cause, by the affirmative vote of the holders of at least a majority of the voting power of the corporation entitled to vote generally for the election of directors, voting together as a single class. Our By-laws will provide that, unless the Board of Directors determines otherwise, vacancies, however created, may be filled only by a majority of the remaining directors, even if less than a quorum.

Stockholder Action by Written Consent

Our Certificate of Incorporation and By-laws will provide that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent.

Stockholder Meetings

Our Certificate of Incorporation and By-laws will provide that only a majority of our entire Board of Directors or the chairman of our Board of Directors may call a special meeting of our stockholders.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Our By-laws will contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to our Board of Directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to our Board of Directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the annual meeting date is more than 30 days before or after such anniversary date, in which case notice by such stockholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such meeting, the tenth day following the day on which we first make a public announcement of the date of the annual meeting. If the chairman of our Board of Directors or a majority of our Board of Directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than close of business on the later of the 90th day prior to the date of such special meeting or, if the first public announcement of the date of the special meeting is less than 100 days prior to the date of such meeting, the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors. Our By-laws will prescribe specific information that any such stockholder notice must contain.

These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Amendment of By-laws

Our Certificate of Incorporation will provide that our stockholders may, with the approval of greater than a majority of the voting power entitled to vote generally in the election of directors, adopt, amend and repeal our By-laws at any regular or special meeting of stockholders, provided the notice of intention to adopt, amend or repeal the By-laws has been included in the notice of that meeting, although the approval of greater than 80 percent of the voting power entitled to vote generally in the election of directors will be required to amend certain By-laws and related provisions of our Certificate of Incorporation. Our Certificate of Incorporation will also confer on our Board of Directors the power to adopt, amend or repeal our By-laws.

Exclusive Forum

Our Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or By-laws (as either may be amended from time to time) or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine; provided, that, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another court sitting in the State of Delaware.

Delaware Statutory Business Combination Provision

As a Delaware corporation, we will be subject to Section 203 of the Delaware General Corporation Law (DGCL). In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15 percent or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date on which that person became an interested stockholder unless:

•

Before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•

On completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

Following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Shareowner Services LLC.

NYSE Listing

We have applied to have our shares of common stock authorized for listing on the NYSE under the ticker symbol “PSX,” subject to official notice of issuance.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s By-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Certificate of Incorporation will provide that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	Any breach of the director’s duty of loyalty to our company or our stockholders.
•	Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law.
•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.
•	Any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation and By-laws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard will be applicable in the case of derivative actions, except that indemnification will only extend to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval will be required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain insurance policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. The insurance will provide coverage, subject to its terms and conditions, if the company is unable to (e.g., due to bankruptcy) or unwilling to indemnify the directors and officers for a covered wrongful act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that ConocoPhillips stockholders will receive in the distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this Information Statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

Following the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet website at http://www.Phillips66.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the registration statement on Form 10.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements presented below have been derived from our historical combined financial statements included in this Information Statement. While the historical combined financial statements reflect the past financial results of ConocoPhillips’ Downstream business, these pro forma statements give effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the separation include:

•	The distribution of our common stock to ConocoPhillips stockholders.
•	The issuance of approximately $7.8 billion of new debt.
•	The cash distribution of approximately $5.8 billion to ConocoPhillips.
•	The transfer of assets and liabilities, primarily related to postretirement benefit plans, buildings, and land, which were not included in the historical combined statements.

The pro forma adjustments are based on available information and assumptions management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The unaudited pro forma condensed combined financial statements do not reflect all of the costs of operating as a stand-alone company, including possible higher information technology, tax, accounting, treasury, legal, investor relations, insurance and other similar expenses associated with operating as a stand-alone company. Only costs that management has determined to be factually supportable and recurring are included as pro forma adjustments, including the items described above. Incremental costs and expenses associated with operating as a stand-alone company, which are not reflected in the accompanying pro forma condensed combined financial statements, are estimated to be approximately $150 million before-tax annually.

Subject to the terms of the Separation and Distribution Agreement, ConocoPhillips will generally pay all nonrecurring third-party costs and expenses related to the separation and incurred prior to the separation date. Such nonrecurring amounts are expected to include costs to separate and/or duplicate information technology systems, investment banker fees, outside legal and accounting fees, and similar costs. After the separation, subject to the terms of the Separation and Distribution Agreement, all costs and expenses related to the separation incurred by either ConocoPhillips or us will be borne by the party incurring the costs and expenses. Nonrecurring costs associated with the separation, which we expect to be included in our income within one year after the separation, are estimated to be approximately $50 million before-tax.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2011, has been prepared as though the separation occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheet at December 31, 2011, has been prepared as though the separation occurred on December 31, 2011. The unaudited pro forma condensed combined financial statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

Our retained cash balance and the amount of the cash distribution to ConocoPhillips are subject to working capital adjustments. The following pro forma statements do not reflect any impact of such working capital adjustments, as the amount of the adjustment at the separation date is not currently determinable and would represent a financial projection. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Working Capital” included elsewhere in this Information Statement.

The unaudited pro forma condensed combined financial statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Information Statement.

Unaudited Pro Forma Condensed Combined Statement of Income	Phillips 66
Year Ended December 31, 2011

	Millions of Dollars

	As Reported	Pro Forma Adjustments		Pro Forma

Revenues and Other Income
Sales and other operating revenues*	$196,088	-		196,088
Equity in earnings of affiliates	2,843	-		2,843
Net gain on dispositions	1,638	-		1,638
Other income	45	-		45

Total Revenues and Other Income	200,614	-		200,614

Costs and Expenses
Purchased crude oil and products*	172,837	-		172,837
Operating expenses	4,072	-		4,072
Selling, general and administrative expenses	1,409	-		1,409
Depreciation and amortization	908	12	(a)	920
Impairments	472	-		472
Taxes other than income taxes	14,288	-		14,288
Accretion on discounted liabilities	21	-		21
Interest and debt expense	17	315	(b)	332
Foreign currency transaction (gains) losses	(34)	-		(34)

Total Costs and Expenses	193,990	327		194,317

Income before income taxes	6,624	(327)		6,297
Provision for income taxes	1,844	(125	)(c)	1,719

Net income	4,780	(202)		4,578
Less: net income attributable to noncontrolling interests	(5)	-		(5)

Net Income Attributable to Phillips 66	$4,775	(202)		4,573

Net Income Attributable to Phillips 66 Per Share of Common Stock (dollars)
Basic				$6.65	(d)
Diluted				6.59	(d)

Average Common Shares Outstanding (in thousands)
Basic				687,518	(d)
Diluted				693,550	(d)

*After the separation, ConocoPhillips will be considered a third-party, and transactions with ConocoPhillips will no longer be classified as related party transactions. See Note 20—Related Party Transactions, in the Combined Financial Statements, for the amount of revenue and purchases with ConocoPhillips for the year ended December 31, 2011, considered third-party in the “Pro Forma” column and related party in the “As Reported” column.

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Balance Sheet	Phillips 66
At December 31, 2011

	Millions of Dollars

	As Reported	Pro Forma Adjustments		Pro Forma

Assets
Cash and cash equivalents	$-	2,000	(e)	2,000
Accounts and notes receivable	8,354	-		8,354
Accounts and notes receivable—related parties	1,671	-		1,671
Inventories	3,466	-		3,466
Prepaid expenses and other current assets	457	66	(c)(f)	523

Total Current Assets	13,948	2,066		16,014
Investments and long-term receivables	10,306	33	(g)	10,339
Loans and advances—related parties	1	-		1
Net properties, plants and equipment	14,771	282	(a)	15,053
Goodwill	3,332	-		3,332
Intangibles	732	-		732
Other assets	121	70	(f)	191

Total Assets	$43,211	2,451		45,662

Liabilities
Accounts payable	$10,007	-		10,007
Accounts payable—related parties	785	-		785
Short-term debt	30	797	(f)	827
Accrued income and other taxes	1,087	(43	)(c)	1,044
Employee benefit obligations	64	324	(g)	388
Other accruals	411	-		411

Total Current Liabilities	12,384	1,078		13,462
Long-term debt	361	6,819	(f)	7,180
Asset retirement obligations and accrued environmental costs	787	-		787
Deferred income taxes	5,803	(839	)(c)	4,964
Employee benefit obligations	117	1,335	(g)	1,452
Other liabilities and deferred credits	466	-		466

Total Liabilities	19,918	8,393		28,311

Net Investment/Stockholders’ Equity
Common stock	-	6	(h)	6
Capital in excess of par	-	17,819	(i)	17,819
Accumulated other comprehensive income (loss)	122	(625	)(c)(g)(j)	(503)
Net parent company investment	23,142	(23,142	)(i)	-

Total	23,264	(5,942)		17,322
Noncontrolling interests	29	-		29

Total Net Investment/Stockholders’ Equity	23,293	(5,942)		17,351

Total Liabilities and Net Investment/Stockholders’ Equity	$43,211	2,451		45,662

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements	Phillips 66

(a)	Represents the assets that will be transferred to, and held by, us after the separation, primarily consisting of buildings (and related depreciation) and land.

(b)	Represents adjustments to interest resulting from the assumed incurrence of $7.8 billion of new indebtedness in connection with the separation, as follows:

Millions of Dollars

Interest expense on $7.8 billion of newly incurred indebtedness	$289
Loan fees and amortization of debt issuance costs	26

Total pro forma adjustment to interest expense	$315

Pro forma interest expense was calculated based on an assumed blended rate of 3.7 percent before debt issuance costs and fees. The interest rates reflect estimates based on an assumed investment grade rating with an appropriate spread over the relevant benchmark rate. Interest expense also includes amortization of debt issuance costs and liquidity facility fees (see Note (f)). Debt issuance costs and initial liquidity facility fees are amortized over the terms of the associated debt and credit facility. Certain additional liquidity facility fees are expensed as incurred. Actual interest expense may be higher or lower depending on fluctuations in interest rates. A one-eighth percent change in interest rates would result in a $10 million change in annual interest expense.

(c)	Represents the tax effect of pro forma adjustments to income before income taxes using a blended statutory tax rate of 38.25 percent for the year ended December 31, 2011. The effective tax rate of Phillips 66 could be different (either higher or lower) depending on activities subsequent to the separation.

Also represents a net reduction of deferred income tax liability resulting from the following:

Millions of Dollars

Reinvestment plans related to international operations*	$(547)
Pension plans and other employee benefit arrangements (see Note (g))	(535)
Adjustment to reflect actual net operating loss and credit carryforwards	141
Assets that will be transferred in (see Note (a))	20
Reclass of currency translation adjustments (see Note (j))*	(24)

Net reduction of deferred income tax liability	$(945)

*	Includes effects of a combined $29 million increase in Accumulated other comprehensive income (loss).

(d)	The calculations of pro forma basic earnings per share and average shares outstanding for the period presented are based on the number of shares used to calculate ConocoPhillips common stock outstanding for the year ended December 31, 2011, adjusted for the distribution ratio of one share of our common stock for every two shares of ConocoPhillips common stock outstanding.

The calculations of pro forma diluted earnings per share and average shares outstanding for the period presented are based on the number of shares used to calculate ConocoPhillips diluted earnings per share for the year ended December 31, 2011, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from Phillips 66 stock-based awards issued in connection with the adjustment of outstanding ConocoPhillips stock-based awards or the grant of new stock-based awards. The number of dilutive shares of our common stock underlying Phillips 66 stock-based awards issued in connection with the adjustment of outstanding ConocoPhillips stock-based awards will not be determined until after the distribution date.

(e)	Represents adjustments to cash and cash equivalents, as follows:

Millions of Dollars

Cash received from incurrence of new debt	$7,800
Cash paid to ConocoPhillips	(5,800)

Cash pro forma adjustment	$2,000

(f)	Asset adjustments represent deferred costs and expenses related to obtaining new debt and liquidity facilities. Short-term and long-term debt adjustments represent the incurrence of new debt, net of existing debt retirements prior to the separation. New debt is expected to consist of a $2,800 million three-year amortizing term loan and $5,000 million of fixed-rate notes spread across a range of maturities from five to 30 years. The actual debt structure may vary depending on market conditions.

(g)	Represents the assets and liabilities associated with ConocoPhillips-sponsored pension plans and other employee benefit arrangements for the known Phillips 66 employees located in the United States and the United Kingdom. The actual amount of pension and employee benefit assets and liabilities will be different (either higher or lower) depending on the final selection of employees.

(h)	Represents the distribution of approximately 643 million shares of our common stock at a par value of $0.01 per share to holders of ConocoPhillips common stock (see Note (d)).

(i)	Represents the elimination of the net investment by ConocoPhillips and adjustments to additional paid-in capital resulting from the following:

Millions of Dollars

Reclassification of ConocoPhillips’ net investment	$23,142
Distribution to ConocoPhillips (see Note (e))	(5,800)
New assets and liabilities recorded on our books (see Notes (a), (c), (f), (g) and (j))	483

Total net investment/stockholders’ equity	17,825
Common stock ($0.01 par value) (see Note (h))	(6)

Total additional paid-in capital	$17,819

(j)	Represents the reclassification of $73 million of currency translation adjustments to “Capital in excess of par” from “Accumulated other comprehensive income (loss)” associated with corporate legal entities that will be transferred to, and held by us, after the separation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

    OF OPERATIONS

Management’s Discussion and Analysis is the company’s analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with the combined financial statements and notes included in this Information Statement. It contains forward-looking statements including, without limitation, statements relating to the company’s plans, strategies, objectives, expectations and intentions. The words “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions identify forward-looking statements. The company does not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. Readers are cautioned that such forward-looking statements should be read in conjunction with the company’s disclosures under “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 32.

The terms “earnings” and “loss” as used in Management’s Discussion and Analysis refer to net income (loss) attributable to Phillips 66.

EXECUTIVE OVERVIEW

The Separation

On July 14, 2011, ConocoPhillips announced approval by its Board of Directors to pursue the separation of its upstream and downstream businesses into two stand-alone, publicly traded corporations. This separation is expected to be completed in accordance with a Separation and Distribution Agreement between ConocoPhillips and Phillips 66. On the basis the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes, in general, we expect, for U.S. federal income tax purposes, (i) the distribution will not result in any taxable income, gain or loss to ConocoPhillips, except for taxable income or gain possibly arising as a result of certain intercompany transactions; and (ii) no gain or loss will be recognized by U.S. holders of ConocoPhillips common stock, and no amount will be included in their income, upon their receipt of shares of Phillips 66 common stock in the distribution, except with respect to any cash received in lieu of fractional shares. ConocoPhillips intends to distribute, on a pro rata basis, all of the shares of Phillips 66 common stock to ConocoPhillips stockholders as of the record date for the distribution. Upon completion of the separation, ConocoPhillips and Phillips 66 will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management. For additional information, see “The Separation” included elsewhere in this Information Statement.

Basis of Presentation

The combined financial statements included in this Information Statement were prepared in connection with the separation and reflect the combined historical results of operations, financial position and cash flows of ConocoPhillips’ refining, marketing and transportation operations, its natural gas gathering, processing, transmission and marketing operations (primarily conducted through its equity investment in DCP Midstream, LLC, its petrochemical operations (conducted through its equity investment in Chevron Phillips Chemical Company LLC (CPChem)), its power generation operations, and an allocable portion of corporate costs. Although the legal transfer of these downstream businesses of ConocoPhillips into Phillips 66 has yet to take place, for ease of reference, these combined financial statements are collectively referred to as those of Phillips 66.

The combined financial statements are presented as if such businesses had been combined for all periods presented. All intercompany transactions and accounts within Phillips 66 have been eliminated. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the separation all of the assets and liabilities presented are wholly owned by ConocoPhillips and are being transferred within the ConocoPhillips consolidated group. The combined statements of income also include expense allocations for certain corporate functions historically performed by ConocoPhillips and not allocated to its operating segments, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification of time and/or activities associated with Phillips 66, employee headcount or capital expenditures. Our management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from ConocoPhillips, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Business Environment

The past several years have reflected the volatile nature of our business environment. Through the first half of 2008, forecasts of worldwide economic growth and concerns over limited global refining capacities led to robust refining margins. Our chemicals business also experienced favorable returns during this time, and natural gas liquids prices, a key metric for the midstream business, reached into the mid-to-upper $60-per-barrel range. This was followed by an abrupt shift into a severe global financial recession, which reduced demand for petroleum, chemical and plastics products and significantly weakened refining margins and chemical returns. Natural gas liquids prices also fell sharply into the upper $20-per-barrel range, significantly impacting midstream earnings.

During 2009, demand, particularly for distillates, continued to be suppressed by the global economic slowdown. In addition, the compressed differentials in prices for high-quality crude oil, compared with those of lower-quality crude oil, reduced margins for those refineries configured to process lower-quality crudes. Returns in the chemicals business remained challenged in 2009 during the recession, while natural gas liquids prices steadily increased throughout the year, generally tracking the improvement in crude oil prices.

Global refining margins improved during 2010, as global demand for refined products improved, driven by an improved economic environment, particularly in developing nations. In addition, differentials between high-quality and low-quality crude oil improved. During 2011, domestic refining margins continued to strengthen, as increased crude oil supplies in the Midcontinent area, due to increased oil production from shale plays, caused West Texas Intermediate (WTI) grade crude oil to trade at a deeper discount to waterborne crudes. Refineries capable of processing WTI and crude oils that are WTI-based benefited from these lower regional feedstock prices. This discount began to narrow toward the end of 2011. In contrast, East Coast refining, which relies primarily on waterborne Brent-based crudes, continued to be under market pressure during the year. The chemicals industry also experienced robust margin improvement in 2010 and 2011, following the improved economic environment. The midstream sector benefited from rising natural gas liquids prices throughout 2010 and 2011.

Segments

Our business is organized into three operating segments:

Refining and Marketing (R&M)

The R&M segment purchases and transports crude oil and other feedstocks and refines these into petroleum products (such as gasoline, distillates and aviation fuels). We then market and distribute the refined petroleum products, mainly in the United States, Europe and Asia. We sell our U.S. refined products to wholesale marketing customers, while internationally we sell through both wholesale and retail outlets. In addition, this segment includes our power generation activities.

Results for our R&M segment depend largely on refining and marketing margins, cost control, and refinery throughput. R&M earnings for the years 2011, 2010 and 2009 were $3,848 million, $146 million and $71 million, respectively. See “Business Environment” above for a discussion of market factors impacting this segment’s results over the three-year period ended December 31, 2011.

Midstream

The Midstream segment primarily consists of our 50 percent equity investment in DCP Midstream, as well as other operations. The Midstream segment gathers, processes, transports and markets natural gas, and fractionates and markets natural gas liquids, primarily in the United States. The Midstream segment’s results are most closely linked to natural gas liquids prices and, to a lesser extent, natural gas prices. Midstream earnings for the years 2011, 2010 and 2009 were $403 million, $262 million and $317 million, respectively. These results primarily reflect the interaction of natural gas liquids prices with those of crude oil.

Chemicals

The Chemicals segment consists of our 50 percent equity investment in CPChem. CPChem manufactures and markets petrochemicals and plastics on a worldwide basis. The chemicals and plastics industry is mainly a commodity-based industry where the margins for key products are based on market factors over which CPChem has little or no control. Chemicals earnings for the years 2011, 2010 and 2009 were $716 million, $486 million and $228 million, respectively. These results primarily reflect the movement of olefins and polyolefins margins in response to market factors driven by the global economy.

Liquidity

Our capital expenditures for the three-year period ended December 31, 2011, averaged $1.5 billion per year. Capital expenditures during this period were primarily for the R&M segment, and were for air emission reduction and clean fuel projects to meet new environmental standards, refinery upgrade projects to improve product yields and increase heavy crude oil processing capacity, improvements to the operating integrity of key processing units, and safety-related projects. Our CPChem and DCP Midstream joint ventures have been self-funded over the past three years, and thus their capital expenditure requirements are not included in our historical combined capital expenditure amounts.

Upon separation from ConocoPhillips, based on our expected capital structure and a comparison with peers in our industry, we expect to receive an investment grade credit rating from Standard & Poor’s Rating Service and Moody’s Investor Service. We anticipate ensuring adequate liquidity for day-to-day operations and contingencies with initial cash and cash equivalents of $2.0 billion (subject to working capital adjustments), as well as liquidity facilities of approximately $5.0 billion, to include a revolving credit facility and a trade receivables securitization facility. Also, we may pursue other credit arrangements, such as bilateral letters of credit. We expect to have outstanding debt of approximately $8.0 billion upon separation and plan to file a universal shelf registration statement with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Combined Results

A summary of the company’s earnings by business segment follows:

	Millions of Dollars
	Year Ended December 31
	2011	2010	2009

R&M	$3,848	146	71
Midstream	403	262	317
Chemicals	716	486	228
Corporate and Other	(192)	(159)	(140)

	$4,775	735	476

2011 vs. 2010

The improved results in 2011 were primarily the result of:

•	Improved results from our R&M operations, reflecting significantly higher domestic refining margins.
•	Higher gains from asset sales. 2011 gains from asset dispositions were $1,546 million after-tax, compared with 2010 gains of $118 million after-tax.
•

Lower property impairments. 2010 earnings included the $1,174 million after-tax impairment of our Wilhelmshaven Refinery (WRG) in Germany, which was partly offset by the $303 million after-tax impairment and warehouse inventory write-down associated with our Trainer Refinery in 2011.

•	Increased earnings in the Chemicals segment, primarily due to higher margins and volumes in the olefins and polyolefins business line.
•	Improved earnings from the Midstream segment, mainly due to higher natural gas liquids prices.

2010 vs. 2009

The improved results in 2010 were primarily the result of:

•	Significantly higher global refining margins in our R&M segment.
•	Increased earnings in the Chemicals segment, which had considerably higher margins in the olefins and polyolefins business line.
•	Gains on asset dispositions, which primarily consisted of the sale of our 50 percent interest in CFJ Properties for a $113 million after-tax gain.

These items were partially offset by property impairments, which primarily consisted of the WRG impairment in 2010.

Income Statement Analysis

2011 vs. 2010

Sales and other operating revenues increased 34 percent in 2011, while purchased crude oil and products increased 38 percent. These increases were primarily due to higher prices for petroleum products, crude oil and natural gas liquids.

Equity in earnings of affiliates increased 61 percent in 2011. The increase primarily resulted from:

•	Improved earnings from WRB Refining LP, mainly due to higher refining margins.
•	Improved earnings from CPChem, primarily due to higher margins and volumes in the olefins and polyolefins business line and the startup of Q-Chem II at the end of 2010.
•	Improved earnings from DCP Midstream, primarily as a result of higher natural gas liquids prices.

Net gain on dispositions increased $1,397 million in 2011. Gains in 2011 primarily resulted from the disposition of Seaway Products Pipeline Company and our interests in Seaway Crude Pipeline Company and Colonial Pipeline Company, partially offset by the loss on sale of WRG in 2011. Gains in 2010 mainly included the gain on sale of our 50 percent interest in CFJ Properties. For additional information, see Note 5—Assets Held for Sale or Sold, in the Combined Financial Statements.

Impairments decreased 72 percent in 2011, primarily as a result of the $1,514 million impairment of WRG in 2010, partially offset by the $467 million Trainer Refinery impairment in 2011. For additional information, see Note 9—Impairments, in the Combined Financial Statements.

Foreign currency transaction gains increased $119 million in 2011, as a result of the U.S. dollar weakening against the British pound and euro during 2011, compared with a strengthening in 2010.

See Note 17—Income Taxes, in the Combined Financial Statements, for information regarding our provision for income taxes and effective tax rate.

2010 vs. 2009

Sales and other operating revenues increased 30 percent in 2010, while purchased crude oil and products increased 34 percent. These increases were primarily due to higher prices for petroleum products, crude oil and natural gas liquids.

Equity in earnings of affiliates increased 62 percent in 2010. The increase primarily resulted from:

•	Improved earnings from CPChem primarily due to higher margins in the olefins and polyolefins business line.
•	Improved earnings from Merey Sweeny, L.P. (MSLP) as a result of increased volumes and petroleum coke prices.

Net gain on dispositions increased $162 million in 2010. The increase primarily reflected the gain on sale of our 50 percent interest in CFJ Properties.

Impairments increased $1,633 million in 2010, primarily as a result of the second quarter 2010 impairment of WRG.

Foreign currency transaction losses increased $138 million in 2010, as a result of the U.S. dollar strengthening against the British pound and euro during 2010.

See Note 17—Income Taxes, in the Combined Financial Statements, for information regarding our provision for income taxes and effective tax rate.

Segment Results

R&M

	Year Ended December 31
	2011	2010	2009
	Millions of Dollars
Net Income (Loss) Attributable to Phillips 66
United States	$3,637	1,013	(124)
International	211	(867)	195

	$3,848	146	71

	Dollars Per Barrel
Refining Margins
United States	$10.45	7.05	4.83
International	5.95	8.90	5.14

	Dollars Per Gallon
U.S. Average Wholesale Prices*
Gasoline	$2.94	2.24	1.84
Distillates	3.12	2.30	1.76

*Excludes excise taxes.
	Thousands of Barrels Daily
Operating Statistics
Refining operations*
United States
Crude oil capacity**	1,939	1,986	1,986
Crude oil processed	1,757	1,782	1,731
Capacity utilization (percent)	91%	90	87
Refinery production	1,932	1,958	1,891
International
Crude oil capacity**	426	671	671
Crude oil processed	409	374	495
Capacity utilization (percent)	96%	56	74
Refinery production	419	383	504
Worldwide
Crude oil capacity**	2,365	2,657	2,657
Crude oil processed	2,166	2,156	2,226
Capacity utilization (percent)	92%	81	84
Refinery production	2,351	2,341	2,395

Petroleum products sales volumes
United States
Gasoline	1,129	1,120	1,130
Distillates	884	873	858
Other products	401	400	367

	2,414	2,393	2,355
International	714	647	619

	3,128	3,040	2,974

  *Includes our share of equity affiliates.

**Represents weighted-average crude oil capacity for the period indicated. Actual crude oil capacity effective October 1, 2011, was 1,801 thousand barrels per day (BPD) in the United States and 2,227 thousand BPD worldwide, reflecting the idling of the Trainer Refinery.

The R&M segment refines crude oil and other feedstocks into petroleum products (such as gasoline, distillates and aviation fuels); buys, sells and transports crude oil; and buys, transports, distributes and markets petroleum products. This segment also includes power generation operations. R&M has operations mainly in the United States, Europe and Asia.

2011 vs. 2010

U.S. R&M

U.S. R&M reported earnings of $3,637 million in 2011, an increase of $2,624 million compared with 2010. The increase in 2011 was primarily due to significantly higher U.S. refining margins and gains from asset sales. In 2011, gains from asset sales of $1,627 million after-tax mainly resulted from the sales of Seaway Products Pipeline Company, and our equity investments in Seaway Crude Pipeline Company and Colonial Pipeline Company, while 2010 included the $113 million after-tax gain on the sale of our 50 percent interest in CFJ Properties in 2010. These increases were partially offset by the $303 million after-tax impairment and warehouse inventory write-down associated with the idling of our Trainer Refinery in 2011.

Our U.S. refining crude oil capacity utilization rate was 91 percent in 2011, compared with 90 percent for 2010. The current year rate mainly reflected lower turnaround activity, partially offset by higher planned and unplanned downtime.

International R&M

International R&M earnings were $211 million in 2011, compared with a loss of $867 million in 2010. The increase in 2011 was mostly due to the absence of the 2010 WRG impairment, in addition to higher refining volumes and foreign currency gains in 2011. These increases were partially offset by lower refining margins and the $86 million after-tax loss on sale of WRG and related warehouse inventory write-downs in 2011.

Our international refining crude oil capacity utilization rate was 96 percent in 2011, compared with 56 percent in 2010. The increase primarily resulted from the removal of WRG from our refining capacities effective January 1, 2011, and lower turnaround activity.

2010 vs. 2009

U.S. R&M

Earnings from U.S. R&M were $1,013 million in 2010, compared with a loss of $124 million in 2009. The increase in 2010 primarily resulted from significantly higher refining margins and the gain on sale of our 50 percent interest in CFJ Properties. Higher refining and marketing volumes also contributed to the improvement in earnings.

Our U.S. refining crude oil capacity utilization rate was 90 percent in 2010, compared with 87 percent in 2009. The increase in 2010 was primarily due to lower turnaround activity, lower run reductions due to market conditions and less unplanned downtime.

International R&M

International R&M reported a loss of $867 million in 2010, compared with earnings of $195 million in 2009. The loss in 2010 primarily resulted from the WRG impairment and a $29 million after-tax impairment resulting from our decision to end participation in the Yanbu Refinery Project. Excluding these impairments, earnings were improved due to higher refining margins, partially offset by foreign currency losses.

Our international refining crude oil capacity utilization rate was 56 percent in 2010, compared with 74 percent in 2009. The 2010 rate primarily reflected run reductions at WRG in response to market conditions.

Midstream

	Year Ended December 31
	2011	2010	2009
	Millions of Dollars

Net Income Attributable to Phillips 66*	$403	262	317

* Includes DCP Midstream-related earnings:	$287	210	199

	Dollars Per Barrel
Average Sales Prices
U.S. natural gas liquids*
Consolidated	$57.79	45.42	33.63
Equity affiliates	50.64	41.28	29.80

* Based on index prices from the Mont Belvieu and Conway market hubs that are weighted by natural gas liquids component and location mix.

	Thousands of Barrels Daily
Operating Statistics
Natural gas liquids extracted*	192	184	179
Natural gas liquids fractionated**	112	120	133

*Includes	our share of equity affiliates.
**Excludes	DCP Midstream.

The Midstream segment purchases raw natural gas from producers and gathers natural gas through an extensive network of pipeline gathering systems. The natural gas is then processed to extract natural gas liquids from the raw gas stream. The remaining “residue” gas is marketed to electrical utilities, industrial users and gas marketing companies. Most of the natural gas liquids are fractionated—separated into individual components like ethane, butane and propane—and marketed as chemical feedstock, fuel or blendstock. The Midstream segment consists of our 50 percent equity investment in DCP Midstream, as well as our other natural gas gathering and processing operations, and natural gas liquids fractionation, trading and marketing businesses in the United States and Canada. The Midstream segment also includes our 25 percent ownership interest in Rockies Express Pipeline, LLC (REX).

2011 vs. 2010

Midstream earnings increased 54 percent in 2011, compared with 2010. The increase was primarily due to higher equity earnings from DCP Midstream as a result of significantly higher natural gas liquids prices. Indexed natural gas liquids prices were 27 percent higher in 2011 than in 2010. Also benefitting 2011 earnings were higher fees received for NGL fractionation services, reflecting favorably renegotiated contracts. These items were partially offset by higher costs at DCP Midstream, primarily due to higher maintenance and repair costs and increased depreciation expense.

2010 vs. 2009

Midstream earnings decreased 17 percent in 2010. Higher natural gas liquids prices were more than offset by the 2009 recognition of an $88 million after-tax benefit, which resulted from a DCP Midstream subsidiary converting subordinated units to common units. Higher operating expenses, which resulted from higher turnaround activity, also contributed to the decrease in earnings.

Chemicals

	Year Ended December 31
	2011	2010	2009
	Millions of Dollars

Net Income Attributable to Phillips 66	$716	486	228

	Millions of Pounds
CPChem Externally Marketed Sales Volumes
Olefins and polyolefins	14,313	12,585	12,751
Specialties, aromatics and styrenics	6,704	6,318	5,629

	21,017	18,903	18,380

The Chemicals segment consists of our 50 percent interest in CPChem, which we account for under the equity method. CPChem uses natural gas liquids and other feedstocks to produce petrochemicals. These products are then marketed and sold, or used as feedstocks to produce plastics and commodity chemicals.

2011 vs. 2010

Chemicals segment earnings increased 47 percent in 2011, compared with 2010. The improvement primarily resulted from higher margins, volumes and equity earnings from CPChem’s olefins and polyolefins business line. The specialties, aromatics and styrenics business line also contributed to the increase in earnings due to higher margins.

2010 vs. 2009

Earnings from the Chemicals segment increased $258 million in 2010, primarily due to substantially higher margins in the olefins and polyolefins business line and, to a lesser extent, improved margins from the specialties, aromatics and styrenics business line. Higher operating costs partially offset these increases.

Corporate and Other

	Millions of Dollars
	Year Ended December 31
	2011	2010	2009
Net Loss Attributable to Phillips 66
Interest expense	$(11)	-	(1)
Corporate general and administrative expenses	(76)	(71)	(49)
Technology	(53)	(44)	(52)
Other	(52)	(44)	(38)

	$(192)	(159)	(140)

2011 vs. 2010

Interest expense increased $11 million in 2011, primarily as a result of various tax-related adjustments in 2010. Technology consists of activities focused on new technologies related to refining, alternative energy, biofuels and the environment. Technology’s net loss increased in 2011, mainly due to higher project expenses and lower licensing revenues. The category “Other” includes certain foreign currency transaction gains and losses, environmental costs associated with sites no longer in operation, and other costs not directly associated with an operating segment. Changes in the “Other” category are mainly due to higher environmental expenses associated with sites no longer in operation.

2010 vs. 2009

Corporate general and administrative expenses increased $22 million in 2010, primarily as a result of costs related to compensation and benefit plans. Technology’s net loss decreased in 2010, primarily due to higher licensing revenues and lower project expenses.

CAPITAL RESOURCES AND LIQUIDITY

Significant Sources of Capital

Historically, cash generated from operating activities was our primary source of liquidity and capital resources. In addition, we received proceeds from asset dispositions, and either proceeds or disbursements from our parent company.

Operating Activities

During 2011, cash of $5,006 million was provided by operating activities, a 139 percent increase from cash from operations of $2,092 million in 2010. The improvement in the 2011 period reflects:

•

A significant improvement in U.S. refining margins during 2011, particularly refineries in our Central region which benefited from the discount of WTI-based crude feedstocks compared with waterborne crude.

•	Increased distributions from equity affiliates, including CPChem, DCP Midstream and WRB.
•	Inventory liquidations in 2011, compared with builds in 2010.

During 2010, cash of $2,092 million was provided by operating activities, a 121 percent increase from cash from operations of $946 million in 2009. The increase was primarily due to higher refining margins and increased distributions from equity affiliates.

Our short- and long-term operating cash flows are highly dependent upon refining and marketing margins, prices for natural gas liquids, and chemicals margins, as well as power generation margins. Refining margins were low throughout 2009, and showed improvement during 2010 and 2011, before experiencing a sharp decline in the fourth quarter of 2011. Natural gas liquids prices and chemicals margins generally followed this trend. Prices and margins in our industry are typically volatile, and are driven by market conditions over which we have little or no control. Absent other mitigating factors, as these prices and margins fluctuate, we would expect a corresponding change in our operating cash flows.

Generally, demand for gasoline is higher during the spring and summer months than during the fall and winter months in most of our markets due to seasonal changes in highway traffic. As a result, our operating results in the first and fourth quarters are generally lower than in the second and third quarters. However, our cash flow from operations may not always follow this seasonal trend in operating results, due to working capital fluctuations associated with inventory management. Historically, we have built inventory levels during the first quarter (thus lowering cash flow from operations) and lowered inventory levels in the fourth quarter (increasing cash flow from operations). Prior to the separation, our ability to fund discretionary inventory builds was supported by ConocoPhillips’ capital resources. After the separation, we must rely on our own capital resources, which could impact the level of discretionary inventory activity we fund.

The level and quality of output from our refineries impacts our cash flows. The output at our refineries is impacted by such factors as operating efficiency, maintenance turnarounds, market conditions, feedstock availability and weather conditions. We actively manage the operations of our refineries, and typically, any variability in their operations has not been as significant to cash flows as that caused by margins and prices.

Our operating cash flows are also impacted by dividend decisions made by our equity affiliates, including WRB, DCP Midstream and CPChem. Over the three years ended December 31, 2011, we received dividends of $500 million from WRB, $783 million from DCP Midstream and $1,148 million from CPChem. We cannot control the amount of future dividends from equity affiliates; therefore future dividend payments by these companies are not assured.

Asset Sales

Proceeds from asset sales in 2011 were $2,627 million, compared with $662 million in 2010 and $757 million in 2009. The 2011 proceeds from asset sales included the sale of our ownership interests in Colonial Pipeline Company and Seaway Crude Pipeline Company, as well as the Wilhelmshaven Refinery and Seaway Products Pipeline Company. The 2010 proceeds included the sale of our 50 percent interest in CFJ Properties. Proceeds in 2009 included the sale of our interests in four Keystone pipeline entities.

Credit Facilities

To provide us with additional liquidity following the separation, in February 2012 we entered into a five-year revolving credit agreement with a syndicate of financial institutions. Under the revolving credit agreement, upon the consummation of the separation and the satisfaction of certain other conditions, we will have a borrowing capacity of up to $4.0 billion.

The revolving credit agreement contains covenants that we consider usual and customary for an agreement of this type for comparable commercial borrowers, including a maximum consolidated net debt-to-capitalization ratio of 60 percent. The agreement has customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross-payment default and cross-acceleration (in each case, to indebtedness in excess of a threshold amount); and a change of control.

Borrowings under the credit agreement bear interest at LIBOR plus a margin based on our credit rating. For example, assuming a BBB or Baa2 credit rating for Phillips 66, the drawn margin would be 137.5 basis points on Eurocurrency loans. The revolving credit agreement also provides for customary fees, including administrative agent fees, commitment fees and other fees.

The foregoing summary description of the revolving credit agreement is qualified by reference to the terms of the agreement, which is included as an exhibit to the registration statement on Form 10 of which this Information Statement is a part.

As an additional source of liquidity following the separation, we intend to enter into a trade receivables securitization facility with an aggregate principal amount of approximately $1.0 billion, and a tenor of three years.

Other Indebtedness

In accordance with the expected plan of reorganization to be set forth in the Separation and Distribution Agreement, we expect to incur up to $7.8 billion of new debt and accept assignment of approximately $0.2 billion of existing ConocoPhillips debt associated with downstream operations. Of the new debt, approximately $5.0 billion is expected to be distributed among long-term maturities ranging from five to 30 years. A portion may also be allocated to three-year maturities, subject to market conditions. Initially, the remainder of the new debt is expected to consist of a three-year amortizing term loan. At separation, we plan to retain a minimum of $2.0 billion of cash and cash equivalents and pay a cash distribution of approximately $5.8 billion to ConocoPhillips, subject to the working capital adjustments described below.

Upon separation, we expect our senior long-term debt to be rated investment grade by Moody’s Investor Service and Standard & Poor’s Rating Service, based on our expected capital structure and a comparison with peers in our industry. We do not expect to have any ratings triggers on any of our corporate debt that would cause an automatic default, and thereby impact our access to liquidity, in the event of a downgrade of our credit rating. If our credit rating deteriorated to a level prohibiting us from accessing the commercial paper market, we would expect to be able to access funds under our approximately $5.0 billion in liquidity facilities. See “Business and Properties—Segment and Geographic Information—Chemicals” for information on ratings triggers related to our investment in CPChem.

Working Capital

Our working capital balance (including inventories) will be “trued up” from its actual balance at the time of the separation to a level that we and ConocoPhillips agree to be normal for our company. This true-up process may result in an adjustment to our initial cash balance or the special cash distribution made to ConocoPhillips at the date of separation, along with a post-separation date adjustment once the separation-date balance sheet is finalized. Although the actual balances of working capital at the date of separation cannot be reliably predicted, it is anticipated that our inventory levels will be lower than normal at the separation. Thus the amount of our special cash distribution to ConocoPhillips likely will be reduced (absent other non-inventory working capital impacts), with a corresponding increase in our initial $2 billion cash balance. Any incremental cash balance above $2 billion is expected to be used to increase inventory levels after the separation. The effect of this true-up is that, following the separation and post true-up, we would have working capital in an amount consistent with our historical operations, as well as $2 billion of cash and cash equivalents on our balance sheet.

Because of the opportunities we expect to be available to us following the separation, including internally generated cash flow and access to capital markets, we believe our short-term and long-term liquidity will be adequate to fund not only our operations, but also our anticipated near-term and long-term funding requirements, including capital spending programs, dividend payments, defined benefit plan contributions, repayment of debt maturities and other amounts that may ultimately be paid in connection with contingencies.

Shelf Registration

We plan to file a universal shelf registration statement with the SEC under which we expect to have the ability to issue and sell an indeterminate amount of various types of debt and equity securities. However, because we will not have filed periodic reports under the Securities Exchange Act of 1934 on a standalone basis, our ability to utilize the shelf registration procedures as a well-known seasoned issuer at the time of the separation will depend in part on ConocoPhillips’ filing status.

Off-Balance Sheet Arrangements

As part of our normal ongoing business operations, we enter into agreements with other parties to pursue business opportunities, which share costs and apportion risks among the parties as governed by the agreements. In connection with the separation, we expect to enter into agreements to guarantee certain outstanding debt obligations of MSLP. The aggregate principal amount of joint venture debt guaranteed by us is expected to be approximately $250 million. The fair value of these guarantees is not expected to be material.

For additional information about guarantees, see Note 12—Guarantees, in the Combined Financial Statements.

Capital Requirements

For information about our capital expenditures and investments, see “Capital Spending” below.

At the separation, we anticipate our debt-to-capital ratio will exceed our target range of 20 to 30 percent. Accordingly, we expect to prioritize any excess cash flow available after paying dividends and funding capital expenditures toward debt reduction, with a target debt level of approximately $6 billion, and increasing our cash balance to approximately $3 billion to further enhance the strength of our balance sheet.

We have provided loan financing to WRB to assist it in meeting its operating and capital spending requirements. At December 31, 2010 and 2009, $550 million and $350 million, respectively, of such financing were outstanding. The loans were fully repaid during 2011.

After the separation, we expect to begin paying a quarterly dividend of $0.20 per share. However, the declaration and amount of all dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors the Board deems relevant. See “Dividend Policy” elsewhere in this Information Statement.

Contractual Obligations

The following table summarizes our aggregate contractual fixed and variable obligations as of December 31, 2011.

	Millions of Dollars

	Payments Due by Period

	Total	Up to 1 Year	Years 2-3		Years 4-5		After 5 Years

Debt obligations (a)	$377	22	25		28		302
Capital lease obligations	14	8	2		3		1

Total debt	391	30	27		31		303

Interest on debt and other obligations	65	11	18		14		22
Operating lease obligations	1,746	426	558		327		435
Purchase obligations (b)	122,508	49,825	9,552		6,313		56,818
Other long-term liabilities
Asset retirement obligations	378	56	15		14		293
Accrued environmental costs	542	76	93		51		322
Unrecognized tax benefits (c)	44	44	(c	)	(c	)	(c	)

Total	$125,674	50,468	10,263		6,750		58,193

(a)	For additional information, see Note 11—Debt, in the Combined Financial Statements.

(b)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms. The majority of the purchase obligations are market-based contracts, including exchanges and futures, for the purchase of products such as crude oil and unfractionated natural gas liquids. The products are mostly used to supply our refineries and fractionators, optimize the supply chain, and resell to customers. Product purchase commitments with third parties totaled $62,426 million. In addition, $50,741 million are product purchases from CPChem, mostly for natural gas and natural gas liquids over the remaining term of 88 years, and Excel Paralubes, for base oil over the remaining initial term of 14 years.

Purchase obligations of $6,983 million are related to agreements to access and utilize the capacity of third-party equipment and facilities, including pipelines and product terminals, to transport, process, treat, and store products. The remainder is primarily our net share of purchase commitments for materials and services for jointly owned facilities where we are the operator.

(c)	Excludes unrecognized tax benefits of $125 million because the ultimate disposition and timing of any payments to be made with regard to such amounts are not reasonably estimable. Although unrecognized tax benefits are not a contractual obligation, they are presented in this table because they represent potential demands on our liquidity.

Capital Spending

	0000	0000	0000
	Millions of Dollars
	2011	2010	2009

Capital Expenditures and Investments
R&M
United States	$751	798	1,294
International	237	276	513

	988	1,074	1,807

Midstream	17	68	639
Chemicals	-	-	-
Corporate and Other	17	8	15

	$1,022	1,150	2,461

United States	$785	874	1,948
International	237	276	513

	$1,022	1,150	2,461

R&M

Capital spending for the R&M segment during the three-year period ended December 31, 2011, was primarily for air emission reduction and clean fuels projects to meet new environmental standards, refinery upgrade projects to improve product yields and increase heavy crude oil processing capability, improvements to the operating integrity of key processing units and safety-related projects. During this three-year period, R&M capital spending was $3.9 billion.

Key projects completed during the three-year period included:

•	Installation of a 20,000-barrel-per-day hydrocracker at the Rodeo facility of our San Francisco Refinery.
•	Installation of a 225-ton-per-day sulfur plant at the Sweeny Refinery.
•	Installation of facilities to reduce emissions from the fluid catalytic crackers at the Alliance and Sweeny refineries.
•	Installation of facilities to reduce nitrous oxide emissions from the crude furnace and installation of a new vacuum furnace at Bayway Refinery.
•	Completion of gasoline benzene reduction projects at the Alliance and Ponca City refineries.
•	Expansion and other capital improvements at the Immingham combined heat and power cogeneration plant near our Humber Refinery in the United Kingdom.

Major construction activities in progress include:

•	Installation, revamp and expansion of equipment at the Bayway Refinery to enable production of low benzene gasoline.
•	U.S. programs aimed at air emission reductions.

Generally, our equity affiliates in the R&M segment are intended to have self-funding capital programs. Although WRB did not require capital infusions from us during the three-year period ended December 31, 2011, we did provide loan financing to WRB to assist it in meeting its operating and capital spending requirements. WRB repaid these loans in full during 2011. During this three-year period, on a 100 percent basis, WRB’s capital expenditures and investments were $3.9 billion. We expect WRB’s 2012 capital program to be self-funding.

Midstream

Capital spending for the Midstream segment during the three-year period ended December 31, 2011, was primarily for investment in REX. The project was related to construction of a natural gas pipeline extending from Cheyenne, Colorado to Clarington, Ohio. We are currently forecasting REX to be self-funding through 2012.

During the three-year period ended December 31, 2011, DCP Midstream had a self-funded capital program, and thus required no new capital infusions from us or our co-venturer. During this three-year period, on a 100 percent basis, DCP Midstream’s capital expenditures and investments were $2.9 billion. We are currently forecasting DCP Midstream to remain self-funding through 2012.

Chemicals

During the three-year period ended December 31, 2011, CPChem had a self-funded capital program, and thus required no new capital infusions from us or our co-venturer. During the three-year period, on a 100 percent basis, CPChem’s capital expenditures, investments and advances were $1.4 billion. Our agreement with Chevron regarding CPChem provides for CPChem to: (i) prior to the separation, suspend all cash distributions to its owners and accumulate its excess cash; and (ii) after the separation, use the accumulated cash and its excess cash flow to retire its $1 billion of outstanding fixed-rate bonds on an accelerated basis. During this period of bond repayment, CPChem is not required to make any cash distributions to its owners. In addition, after the separation, the agreement generally provides that instead of CPChem incurring debt, CPChem’s owners will make capital infusions as necessary to fund CPChem’s capital requirements to the extent these requirements exceed CPChem’s available cash from operations.

2012 Budget

ConocoPhillips has set a 2012 capital budget for its Refining and Marketing segment of $1.2 billion, with approximately $1.0 billion of this amount targeted toward projects in the United States. These funds are expected to be used primarily for projects relating to sustaining and improving the existing business with a focus on safety, regulatory compliance, efficiency and reliability.

Contingencies

A number of lawsuits involving a variety of claims have been made against us that arise in the ordinary course of business. We also may be required to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various active and inactive sites. We regularly assess the need for accounting recognition or disclosure of these contingencies. In the case of all known contingencies (other than those related to income taxes), we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the case of income-tax-related contingencies, we use a cumulative probability-weighted loss accrual in cases where sustaining a tax position is less than certain.

Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on our combined financial statements. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Legal and Tax Matters

Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor the legal proceedings against us. Our process facilitates the early evaluation and quantification of potential exposures in individual cases. This process also enables us to track those cases that have been scheduled for trial and/or mediation. Based on professional judgment and experience in using these litigation management tools and available information about current developments in all our cases, our legal organization regularly assesses the adequacy of current accruals and determines if adjustment of existing accruals, or establishment of new accruals, are required. See Note 17—Income Taxes, in the Combined Financial Statements, for additional information about income-tax-related contingencies.

Environmental

We are subject to the same numerous international, federal, state and local environmental laws and regulations as other companies in our industry. The most significant of these environmental laws and regulations include, among others, the:

•	U.S. Federal Clean Air Act, which governs air emissions.
•	U.S. Federal Clean Water Act, which governs discharges to water bodies.
•	European Union Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (REACH).
•

U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which imposes liability on generators, transporters and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur.

•	U.S. Federal Resource Conservation and Recovery Act (RCRA), which governs the treatment, storage and disposal of solid waste.
•

U.S. Federal Emergency Planning and Community Right-to-Know Act (EPCRA), which requires facilities to report toxic chemical inventories with local emergency planning committees and response departments.

•	U.S. Federal Safe Drinking Water Act, which governs the disposal of wastewater in underground injection wells.
•

U.S. Federal Oil Pollution Act of 1990 (OPA90), under which owners and operators of onshore facilities and pipelines, lessees or permittees of an area in which an offshore facility is located, and owners and operators of vessels are liable for removal costs and damages that result from a discharge of oil into navigable waters of the United States.

•	European Union Trading Directive resulting in European Emissions Trading Scheme.

These laws and their implementing regulations set limits on emissions and, in the case of discharges to water, establish water quality limits. They also, in most cases, require permits in association with new or modified operations. These permits can require an applicant to collect substantial information in connection with the application process, which can be expensive and time consuming. In addition, there can be delays associated with notice and comment periods and the agency’s processing of the application. Many of the delays associated with the permitting process are beyond the control of the applicant.

Many states and foreign countries where we operate also have, or are developing, similar environmental laws and regulations governing these same types of activities. While similar, in some cases these regulations may impose additional, or more stringent, requirements that can add to the cost and difficulty of marketing or transporting products across state and international borders.

The ultimate financial impact arising from environmental laws and regulations is neither clearly known nor easily determinable as new standards, such as air emission standards, water quality standards and stricter fuel regulations, continue to evolve. However, environmental laws and regulations, including those that may arise to address concerns about global climate change, are expected to continue to have an increasing impact on our operations in the United States and in other countries in which we operate. Notable areas of potential impacts include air emission compliance and remediation obligations in the United States.

An example in the fuels area is the Energy Policy Act of 2005, which imposed obligations to provide increasing volumes of renewable fuels in transportation motor fuels through 2012. These obligations were changed with the enactment of the Energy Independence and Security Act of 2007. The 2007 law requires fuel producers and importers to provide additional renewable fuels for transportation motor fuels that include a mix of various types to be included through 2022. We have met the increased requirements to date while establishing implementation, operating and capital strategies, along with advanced technology development, to address projected future requirements.

We also are subject to certain laws and regulations relating to environmental remediation obligations associated with current and past operations. Such laws and regulations include CERCLA and RCRA and their state equivalents. Remediation obligations include cleanup responsibility arising from petroleum releases from underground storage tanks located at numerous past and present owned and/or operated petroleum-marketing outlets throughout the United States. Federal and state laws require contamination caused by such underground storage tank releases be assessed and remediated to meet applicable standards. In addition to other cleanup standards, many states adopted cleanup criteria for methyl tertiary-butyl ether (MTBE) for both soil and groundwater.

At RCRA-permitted facilities, we are required to assess environmental conditions. If conditions warrant, we may be required to remediate contamination caused by prior operations. In contrast to CERCLA, which is often referred to as “Superfund,” the cost of corrective action activities under RCRA corrective action programs typically is borne solely by us. We anticipate increased expenditures for RCRA remediation activities may be required, but such annual expenditures for the near term are not expected to vary significantly from the range of such expenditures we have experienced over the past few years. Longer-term expenditures are subject to considerable uncertainty and may fluctuate significantly.

We occasionally receive requests for information or notices of potential liability from the EPA and state environmental agencies alleging we are a potentially responsible party under CERCLA or an equivalent state statute. On occasion, we also have been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not owned by us, but allegedly contain wastes attributable to our past operations. As of December 31, 2011, we reported we had been notified of potential liability under CERCLA and comparable state laws at 61 sites around the United States.

For most Superfund sites, our potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to us, versus that attributable to all other potentially responsible parties, is relatively low. Although liability of those potentially responsible is generally joint and several for federal sites and frequently so for state sites, other potentially responsible parties at sites where we are a party typically have had the financial strength to meet their obligations, and where they have not, or where potentially responsible parties could not be located, our share of liability has not increased materially. Many of the sites at which we are potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess site conditions, apportion responsibility and determine the appropriate remediation. In some instances, we may have no liability or attain a settlement of liability. Actual cleanup costs generally occur after the parties obtain EPA or equivalent state agency approval. There are relatively few sites where we are a major participant, and given the timing and amounts of anticipated expenditures, neither the cost of remediation at those sites nor such costs at all CERCLA sites, in the aggregate, is expected to have a material adverse effect on our competitive or financial condition.

Expensed environmental costs were $452 million in 2011 and are expected to be approximately $455 million per year in 2012 and 2013. Capitalized environmental costs were $286 million in 2011 and are expected to be approximately $475 million per year in 2012 and 2013.

Accrued liabilities for remediation activities are not reduced for potential recoveries from insurers or other third parties and are not discounted (except those assumed in a purchase business combination, which we do record on a discounted basis).

Many of these liabilities result from CERCLA, RCRA and similar state laws that require us to undertake certain investigative and remedial activities at sites where we conduct, or once conducted, operations or at sites where our generated waste was disposed. We also have accrued for a number of sites we identified that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the future, we may incur significant costs under both CERCLA and RCRA. Remediation activities vary substantially in duration and cost from site to site, depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs.

At December 31, 2011, our balance sheet included total accrued environmental costs of $542 million, compared with $554 million at December 31, 2010, and $558 million at December 31, 2009. We expect to incur a substantial amount of these expenditures within the next 30 years.

Notwithstanding any of the foregoing, and as with other companies engaged in similar businesses, environmental costs and liabilities are inherent concerns in our operations and products, and there can be no assurance that material costs and liabilities will not be incurred. However, we currently do not expect any material adverse effect upon our results of operations or financial position as a result of compliance with current environmental laws and regulations.

Climate Change

There has been a broad range of proposed or promulgated state, national and international laws focusing on greenhouse gas (GHG) reduction. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws in this field continue to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, such laws, if enacted, could have a material impact on our results of operations and financial condition. Examples of legislation or precursors for possible regulation that do or could affect our operations include:

•	European Emissions Trading Scheme (ETS), the program through which many of the European Union (EU) member states are implementing the Kyoto Protocol.
•

California’s Global Warming Solutions Act, which requires the California Air Resources Board to develop regulations and market mechanisms that will target reduction of California’s GHG emissions by 25 percent by 2020.

•

The U.S. Supreme Court decision in Massachusetts v. EPA, 549 U.S. 497, 127 S.Ct. 1438 (2007), confirming that the EPA has the authority to regulate carbon dioxide as an “air pollutant” under the Federal Clean Air Act.

•

The EPA’s announcement on March 29, 2010 (published as “Interpretation of Regulations that Determine Pollutants Covered by Clean Air Act Permitting Programs,” 75 Fed. Reg. 17004 (April 2, 2010)), and the EPA’s and U.S. Department of Transportation’s joint promulgation of a Final Rule on April 1, 2010, that triggers regulation of GHGs under the Clean Air Act, may trigger more climate-based claims for damages, and may result in longer agency review time for development projects to determine the extent of climate change.

•	Carbon taxes in certain jurisdictions.
•	Cap and trade programs in certain jurisdictions.

In the EU, we have assets that are subject to the ETS. The first phase of the EU ETS was completed at the end of 2007, with EU ETS Phase II running from 2008 through 2012. The European Commission has approved most of the Phase II national allocation plans. We are actively engaged to minimize any financial impact from the trading scheme.

In the United States, some additional form of regulation may be forthcoming in the future at the federal or state levels with respect to GHG emissions. Such regulation could take any of several forms that may result in the creation of additional costs in the form of taxes, the restriction of output, investments of capital to maintain compliance with laws and regulations, or required acquisition or trading of emission allowances. We are working to continuously improve operational and energy efficiency through resource and energy conservation throughout our operations.

Compliance with changes in laws and regulations that create a GHG emission trading scheme or GHG reduction policies could significantly increase our costs, reduce demand for fossil energy derived products, impact the cost and availability of capital and increase our exposure to litigation. Such laws and regulations could also increase demand for less carbon intensive energy sources. The ultimate impact on our financial performance, either positive or negative, will depend on a number of factors, including but not limited to:

•	Whether and to what extent legislation is enacted.
•	The nature of the legislation (such as a cap and trade system or a tax on emissions).
•	The GHG reductions required.
•	The price and availability of offsets.
•	The amount and allocation of allowances.
•	Technological and scientific developments leading to new products or services.
•	Any potential significant physical effects of climate change (such as increased severe weather events, changes in sea levels and changes in temperature).
•	Whether, and the extent to which, increased compliance costs are ultimately reflected in the prices of our products and services.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 2—Accounting Policies, in the Combined Financial Statements, for descriptions of our major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used. The following discussions of critical accounting estimates, along with the discussion of contingencies in this report, address all important accounting areas where the nature of accounting estimates or assumptions could be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Impairments

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in future cash flows expected to be generated by an asset group and annually in the fourth quarter following updates to corporate planning assumptions. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets—generally at an entire complex level. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future volumes, commodity prices, operating costs, margins and capital project decisions, considering all available information at the date of review.

Investments in nonconsolidated entities accounted for under the equity method are reviewed for impairment when there is evidence of a loss in value and annually following updates to corporate planning assumptions. Such evidence of a loss in value might include our inability to recover the carrying amount, the lack of sustained earnings capacity which would justify the current investment amount, or a current fair value less than the investment’s carrying amount. When it is determined such a loss in value is other than temporary, an impairment charge is recognized for the difference between the investment’s carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, management considers factors such as the length of time and extent of the decline, the investee’s financial condition and near-term prospects, and our ability and intention to retain our investment for a period that will be sufficient to allow for any anticipated recovery in the market value of the investment. When quoted market prices are not available, the fair value is usually based on the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, plus market analysis of comparable assets owned by the investee, if appropriate. Differing assumptions could affect the timing and the amount of an impairment of an investment in any period.

Asset Retirement Obligations

Under various contracts, permits and regulations, we have material legal obligations to remove tangible equipment and restore the land at the end of operations at certain operational sites. Our largest asset removal obligations involve asbestos abatement at refineries. Estimating the future asset removal costs necessary for this accounting calculation is difficult. Most of these removal obligations are many years, or decades, in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria must be met when the removal event actually occurs. Asset removal technologies and costs, regulatory and other compliance considerations, expenditure timing, and other inputs into valuation of the obligation, including discount and inflation rates, are also subject to change.

Environmental Costs

In addition to asset retirement obligations discussed above, under the above or similar contracts, permits and regulations, we have certain obligations to complete environmental-related projects. These projects are primarily related to cleanup at domestic refineries, underground storage sites and non-operated sites. Future environmental remediation costs are difficult to estimate because they are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other responsible parties.

Intangible Assets and Goodwill

At December 31, 2011, we had $701 million of intangible assets determined to have indefinite useful lives, thus they are not amortized. This judgmental assessment of an indefinite useful life must be continuously evaluated in the future. If, due to changes in facts and circumstances, management determines these intangible assets have definite useful lives, amortization will commence at that time on a prospective basis. As long as these intangible assets are judged to have indefinite lives, they will be subject to periodic lower-of-cost-or-market tests that require management’s judgment of the estimated fair value of these intangible assets.

At December 31, 2011, we had $3.3 billion of goodwill recorded in conjunction with past business combinations. Under the accounting rules for goodwill, this intangible asset is not amortized. Instead, goodwill is subject to annual reviews for impairment at a reporting unit level. The reporting unit or units used to evaluate and measure goodwill for impairment are determined primarily from the manner in which the business is managed. A reporting unit is an operating segment or a component that is one level below an operating segment. We determined we had one reporting unit for purposes of assigning goodwill and testing for impairment—the R&M operating segment. We have concluded the refining and marketing components within the R&M segment are economically similar enough to be aggregated into one reporting unit.

If we later reorganize our businesses or management structure so that our operating segments change, or such that the components within our reporting unit are no longer economically similar, the reporting units would be revised and goodwill would be re-assigned using a relative fair value approach. Goodwill impairment testing at a lower reporting unit level could result in the recognition of impairment that would not otherwise be recognized at the current higher level of aggregation. In addition, the sale or disposition of a portion of our reporting unit will be allocated a portion of the reporting unit’s goodwill, based on relative fair values, which will adjust the amount of gain or loss on the sale or disposition. When assessing the need for impairments on those sales and disposals, we take into consideration the anticipated allocation of goodwill and provisionally provide for its expected impairment upon final sale or disposal.

Because quoted market prices for our reporting unit are not available, management must apply judgment in determining the estimated fair value of this reporting unit for purposes of performing the periodic goodwill impairment test. Management uses all available information to make this fair value determination, including the present values of expected future cash flows using discount rates commensurate with the risks involved in the assets and observed market multiples of operating cash flows and net income. In addition, if the estimated fair value of the reporting unit is less than the book value (including the goodwill), further management judgment must be applied in determining the fair values of individual assets and liabilities for purposes of the hypothetical purchase price allocation. At year-end 2011, the estimated fair value of our R&M operating segment (reporting unit), was higher than recorded net book values (including goodwill) of the reporting unit. However, a lower fair value estimate in the future could result in an impairment. After the separation, our common stock price and associated total company market capitalization will also be considered in the determination of reporting unit fair value. A prolonged or significant decline in our stock price could provide evidence of a need to record a material impairment of goodwill.

Tax Assets and Liabilities

Our operations are subject to various tax liabilities, including federal, state and foreign income taxes and transactional taxes such as excise, sales/use, property and payroll taxes. We record tax liabilities based on our assessment of existing tax laws and regulations. The recording of tax liabilities may require significant judgment and estimates. A contingent liability related to a transactional tax claim is recorded if the loss is both probable and estimable. Actual incurred tax liabilities can vary from our estimates for a variety of reasons, including different interpretations of tax laws and regulations and different assessments of the amount of tax due.

We recognize the financial statement effects of an income tax position when it is more likely than not that the position will be sustained upon examination by a taxing authority. In determining our income tax provision, we must assess the likelihood our deferred tax assets will be recovered through future taxable income. Judgment is required in estimating the amount of valuation allowance, if any, that should be recorded against those deferred income tax assets. Valuation allowances reduce deferred tax assets to an amount that will, more likely than not, be realized. Based on our historical taxable income, our expectations for the future, and available tax-planning strategies, we expect the net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as reductions in future taxable income. If our actual results of operations differ from such estimates or our estimates of future taxable income change, the valuation allowance may need to be revised.

New tax laws and regulations, as well as changes to existing tax laws and regulations, are continuously being proposed or promulgated. The implementation of future legislative and regulatory tax initiatives could result in increased tax liabilities that cannot be predicted at this time.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instrument Market Risk

We and certain of our subsidiaries hold and issue derivative contracts and financial instruments that expose our cash flows or earnings to changes in commodity prices, foreign currency exchange rates or interest rates. We may use financial and commodity-based derivative contracts to manage the risks produced by changes in the prices of crude oil and related products, natural gas and electric power; fluctuations in interest rates and foreign currency exchange rates; or to capture market opportunities.

Prior to the separation, our use of derivative instruments is governed by ConocoPhillips’ “Authority Limitations” document approved by ConocoPhillips’ Board of Directors that prohibits the use of highly leveraged derivatives or derivative instruments without sufficient market liquidity for comparable valuations. The Authority Limitations document also establishes the Value at Risk (VaR) limits for us, and compliance with these limits is monitored daily. ConocoPhillips’ Chief Financial Officer monitors risks resulting from foreign currency exchange rates and interest rates and reports to ConocoPhillips’ Chief Executive Officer. ConocoPhillips’ senior vice president of Commercial monitors commodity price risk and also reports to ConocoPhillips’ Chief Executive Officer. The Commercial organization manages our commercial marketing, optimizes our commodity flows and positions, and monitors related risks of our businesses. We anticipate similar governance will apply to our use of derivative instruments after the separation.

Commodity Price Risk

We sell into or receive supply from the worldwide crude oil, bitumen, refined products, natural gas, natural gas liquids, and electric power markets and are exposed to fluctuations in the prices for these commodities. These fluctuations can affect our revenues and purchases, as well as the cost of operating, investing and financing activities. Generally, our policy is to remain exposed to the market prices of commodities.

Our Commercial organization uses futures, forwards, swaps and options in various markets to optimize the value of our supply chain, which may move our risk profile away from market average prices to accomplish the following objectives:

•

Balance physical systems. In addition to cash settlement prior to contract expiration, exchange-traded futures contracts also may be settled by physical delivery of the commodity, providing another source of supply to meet our refinery requirements or marketing demand.

•

Meet customer needs. Consistent with our policy to generally remain exposed to market prices, we use swap contracts to convert fixed-price sales contracts, which are often requested by refined product consumers, to a floating market price.

•	Manage the risk to our cash flows from price exposures on specific crude oil, refined product, natural gas, and electric power transactions.
•

Enable us to use the market knowledge gained from these activities to capture market opportunities such as moving physical commodities to more profitable locations, storing commodities to capture seasonal or time premiums, and blending commodities to capture quality upgrades. Derivatives may be utilized to optimize these activities.

We use a VaR model to estimate the loss in fair value that could potentially result on a single day from the effect of adverse changes in market conditions on the derivative financial instruments and derivative commodity instruments held or issued, including commodity purchase and sales contracts recorded on the balance sheet at December 31, 2011, as derivative instruments. Using Monte Carlo simulation, a 95 percent confidence level and a one-day holding period, the VaR for those instruments issued or held for trading purposes at December 31, 2011 and 2010, was immaterial to our cash flows and net income.

The VaR for instruments held for purposes other than trading at December 31, 2011 and 2010, was also immaterial to our cash flows and net income.

Interest Rate Risk

We have debt that is sensitive to changes in U.S. interest rates. Our historically low debt levels, however, render our market risk from interest rates immaterial. With the expected increase in debt at the separation, we expect our market risk from interest rates to increase.

Foreign Currency Exchange Risk

We have foreign currency exchange rate risk resulting from international operations. We do not comprehensively hedge the exposure to currency rate changes although we may choose to selectively hedge certain foreign currency exchange rate exposures, such as firm commitments for capital projects or local currency tax payments, dividends and cash returns from net investments in foreign affiliates to be remitted within the coming year.

At December 31, 2011 and 2010, our foreign currency derivative activity was not material.

For additional information about our use of derivative instruments, see Note 14—Financial Instruments and Derivative Contracts, in the Combined Financial Statements.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PHILLIPS 66

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ConocoPhillips

We have audited the accompanying combined balance sheets of Phillips 66 as of December 31, 2011 and 2010, and the related combined statements of income, comprehensive income, changes in net investment, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Phillips 66 at December 31, 2011 and 2010, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Houston, Texas

March 1, 2012

Combined Statement of Income	Phillips 66
Years Ended December 31	Millions of Dollars
	2011	2010	2009
Revenues and Other Income
Sales and other operating revenues*	$196,088	146,561	112,692
Equity in earnings of affiliates	2,843	1,765	1,092
Net gain on dispositions	1,638	241	79
Other income	45	89	88

Total Revenues and Other Income	200,614	148,656	113,951

Costs and Expenses
Purchased crude oil and products	172,837	125,092	93,156
Operating expenses	4,072	4,189	4,097
Selling, general and administrative expenses	1,409	1,384	1,314
Depreciation and amortization	908	880	879
Impairments	472	1,699	66
Taxes other than income taxes*	14,288	13,985	13,620
Accretion on discounted liabilities	21	22	24
Interest and debt expense	17	1	1
Foreign currency transaction (gains) losses	(34)	85	(53)

Total Costs and Expenses	193,990	147,337	113,104

Income before income taxes	6,624	1,319	847
Provision for income taxes	1,844	579	368

Net income	4,780	740	479
Less: net income attributable to noncontrolling interests	(5)	(5)	(3)

Net Income Attributable to Phillips 66	$4,775	735	476

*Includes excise taxes on petroleum product sales:	$13,955	13,689	13,325
See Notes to Combined Financial Statements.

Combined Statement of Comprehensive Income	Phillips 66
Years Ended December 31	Millions of Dollars
	2011	2010	2009
Net Income	$4,780	740	479

Other comprehensive income (loss)
Defined benefit plans
Net gain (loss) arising during the period	(8)	(8)	2
Reclassification adjustment for amortization of prior net losses included in net income	3	2	3

Net change	(5)	(6)	5
Other plans*	(41)	(23)	46
Income taxes on defined benefit plans	17	12	(16)

Defined benefit plans, net of tax	(29)	(17)	35

Foreign currency translation adjustments	28	(95)	214
Income taxes on foreign currency adjustments	(92)	(4)	(22)

Foreign currency translation adjustments, net of tax	(64)	(99)	192

Hedging activities	2	2	3
Income taxes on hedging activities	(1)	(1)	2

Hedging activities, net of tax	1	1	5

Other comprehensive income (loss), net of tax	(92)	(115)	232

Comprehensive income	4,688	625	711
Less: comprehensive income attributable to noncontrolling interests	(5)	(5)	(3)

Comprehensive Income Attributable to Phillips 66	$4,683	620	708

*Plans for which Phillips 66 is not the primary obligor—primarily those administered by equity affiliates.
See Notes to Combined Financial Statements.

Combined Balance Sheet	Phillips 66
At December 31	Millions of Dollars
	2011	2010
Assets
Cash and cash equivalents	$-	-
Accounts and notes receivable (net of allowance of $13 million in 2011 and $7 million in 2010)	8,354	8,364
Accounts and notes receivable—related parties	1,671	1,849
Inventories	3,466	4,113
Prepaid expenses and other current assets	457	378

Total Current Assets	13,948	14,704
Investments and long-term receivables	10,306	9,918
Loans and advances—related parties	1	401
Net properties, plants and equipment	14,771	15,409
Goodwill	3,332	3,633
Intangibles	732	777
Other assets	121	113

Total Assets	$43,211	44,955

Liabilities
Accounts payable	$10,007	9,814
Accounts payable—related parties	785	937
Short-term debt	30	29
Accrued income and other taxes	1,087	1,182
Employee benefit obligations	64	89
Other accruals	411	452

Total Current Liabilities	12,384	12,503
Long-term debt	361	388
Asset retirement obligations and accrued environmental costs	787	802
Deferred income taxes	5,803	4,817
Employee benefit obligations	117	111
Other liabilities and deferred credits	466	308

Total Liabilities	19,918	18,929

Net Investment
Accumulated other comprehensive income	122	214
Net parent company investment	23,142	25,787

Total	23,264	26,001
Noncontrolling interests	29	25

Total Net Investment	23,293	26,026

Total Liabilities and Net Investment	$43,211	44,955

See Notes to Combined Financial Statements.

Combined Statement of Cash Flows	Phillips 66
Years Ended December 31	Millions of Dollars
	2011	2010	2009
Cash Flows From Operating Activities
Net income	$4,780	740	479
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	908	880	879
Impairments	472	1,699	66
Accretion on discounted liabilities	21	22	24
Deferred taxes	931	(33)	(84)
Undistributed equity earnings	(951)	(723)	(562)
Net gain on dispositions	(1,638)	(241)	(79)
Other	167	(53)	(174)
Working capital adjustments
Decrease (increase) in accounts and notes receivable	(186)	(3,019)	(2,087)
Decrease (increase) in inventories	616	(344)	237
Decrease (increase) in prepaid expenses and other current assets	28	(2)	183
Increase (decrease) in accounts payable	58	3,003	2,606
Increase (decrease) in taxes and other accruals	(200)	163	(542)

Net Cash Provided by Operating Activities	5,006	2,092	946

Cash Flows From Investing Activities
Capital expenditures and investments	(1,022)	(1,150)	(2,461)
Proceeds from asset dispositions	2,627	662	757
Long-term advances/loans—related parties	-	(200)	(350)
Collection of advances/loans—related parties	550	20	1
Other	337	16	80

Net Cash Provided by (Used in) Investing Activities	2,492	(652)	(1,973)

Cash Flows From Financing Activities
Contributions from (distributions to) parent company	(7,471)	(1,411)	1,056
Repayment of debt	(26)	(26)	(25)
Other	(1)	(3)	(4)

Net Cash Provided by (Used in) Financing Activities	(7,498)	(1,440)	1,027

Net Change in Cash and Cash Equivalents
Cash and cash equivalents at beginning of year	-	-	-

Cash and Cash Equivalents at End of Year	$-	-	-

See Notes to Combined Financial Statements.

Combined Statement of Changes in Net Investment		Phillips 66
	Millions of Dollars
	Attributable to Phillips 66
	Accum. Other Comprehensive Income	Net Parent Company Investment	Noncontrolling Interests	Total
December 31, 2008	$97	24,902	23	25,022
Net income	-	476	3	479
Other comprehensive income	232	-	-	232
Net transfers from parent company	-	1,210	-	1,210
Distributions to noncontrolling interests and other	-	-	(3)	(3)

December 31, 2009	329	26,588	23	26,940
Net income	-	735	5	740
Other comprehensive loss	(115)	-	-	(115)
Net transfers to parent company	-	(1,536)	-	(1,536)
Distributions to noncontrolling interests and other	-	-	(3)	(3)

December 31, 2010	214	25,787	25	26,026
Net income	-	4,775	5	4,780
Other comprehensive loss	(92)	-	-	(92)
Net transfers to parent company	-	(7,420)	-	(7,420)
Distributions to noncontrolling interests and other	-	-	(1)	(1)

December 31, 2011	$122	23,142	29	23,293

See Notes to Combined Financial Statements.

Notes to Combined Financial Statements	Phillips 66

Note 1—Separation and Basis of Presentation

The Separation

On July 14, 2011, ConocoPhillips announced approval by its Board of Directors to pursue the separation of its upstream and downstream businesses into two stand-alone, publicly traded corporations. This separation is expected to be completed in accordance with a separation and distribution agreement between ConocoPhillips and Phillips 66. ConocoPhillips intends to distribute, on a pro rata basis, all of the shares of Phillips 66 common stock to the ConocoPhillips stockholders as of the record date for the separation. Phillips 66 was incorporated in Delaware as a wholly owned subsidiary of ConocoPhillips in November 2011. The separation is subject to market conditions, customary regulatory approvals, the receipt of an affirmative Internal Revenue Service ruling with respect to the tax-free nature of the separation, and final approval by ConocoPhillips’ Board of Directors.

Basis of Presentation

These combined financial statements were prepared in connection with the expected separation and are derived from the consolidated financial statements and accounting records of ConocoPhillips. These statements reflect the combined historical results of operations, financial position and cash flows of ConocoPhillips’ refining, marketing and transportation operations; its natural gas gathering, processing, transmission and marketing operations, primarily conducted through its equity investment in DCP Midstream, LLC; its petrochemical operations, conducted through its equity investment in Chevron Phillips Chemical Company LLC (CPChem); its power generation operations; and an allocable portion of corporate costs. Although the legal transfer of these downstream businesses of ConocoPhillips into Phillips 66 has yet to take place, for ease of reference, these combined financial statements are collectively referred to as those of Phillips 66. Unless otherwise stated or the context otherwise indicates, all references in these combined financial statements to “us,” “our” or “we” mean the downstream businesses of ConocoPhillips, which are referred to as Phillips 66.

These financial statements are presented as if such businesses had been combined for all periods presented. All intercompany transactions and accounts within Phillips 66 have been eliminated. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the separation all of the assets and liabilities presented are wholly owned by ConocoPhillips and are being transferred within the ConocoPhillips consolidated group. The combined statement of income also includes expense allocations for certain corporate functions historically performed by ConocoPhillips and not allocated to its operating segments, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. These allocations are based primarily on specific identification of time and/or activities associated with Phillips 66, employee headcount or capital expenditures. Our management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating general corporate expenses from ConocoPhillips, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

ConocoPhillips uses a centralized approach to the cash management and financing of its operations. Our cash is transferred to ConocoPhillips daily and ConocoPhillips funds our operating and investing activities as needed. Accordingly, the cash and cash equivalents held by ConocoPhillips at the corporate level were not allocated to us for any of the periods presented. We reflect transfers of cash to and from ConocoPhillips’ cash management system as a component of “Net parent company investment” on our combined balance sheet. We have included debt incurred from our limited direct financing on our balance sheet, as this debt is specific to our business. We also have not included any interest expense for intercompany cash advances from ConocoPhillips, since historically ConocoPhillips has not allocated interest expense related to intercompany advances to any of its businesses.

Events and transactions subsequent to the balance sheet date have been evaluated through March 1, 2012, the date these combined financial statements were issued, for potential recognition or disclosure in the combined financial statements.

Note 2—Accounting Policies

■

Combination Principles and Investments—Our combined financial statements include the accounts of majority-owned, controlled subsidiaries and variable interest entities where we are the primary beneficiary. The equity method is used to account for investments in affiliates in which we have the ability to exert significant influence over the affiliates’ operating and financial policies. When we do not have the ability to exert significant influence, the investment is either classified as available-for-sale if fair value is readily determinable, or the cost method is used if fair value is not readily determinable. Undivided interests in pipelines, natural gas plants and terminals are combined on a proportionate basis. Other securities and investments are generally carried at cost.

■

Net Parent Company Investment—In the combined balance sheet, net parent company investment represents ConocoPhillips’ historical investment in us, our accumulated net earnings after taxes, and the net effect of transactions with, and allocations from, ConocoPhillips.

■

Foreign Currency Translation—Adjustments resulting from the process of translating foreign functional currency financial statements into U.S. dollars are included in accumulated other comprehensive income in net investment. Foreign currency transaction gains and losses are included in current earnings. Most of our foreign operations use their local currency as the functional currency.

■

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

■

Revenue Recognition—Revenues associated with sales of crude oil, natural gas liquids, petroleum and chemical products, and other items are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry.

Revenues associated with transactions commonly called buy/sell contracts, in which the purchase and sale of inventory with the same counterparty are entered into “in contemplation” of one another, are combined and reported net (i.e., on the same income statement line).

■	Shipping and Handling Costs—We record shipping and handling costs in purchased crude oil and products. Freight costs billed to customers are recorded as a component of revenue.

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Inventories—We have several valuation methods for our various types of inventories and consistently use the following methods for each type of inventory. Crude oil and petroleum products inventories are valued at the lower of cost or market in the aggregate, primarily on the last-in, first-out (LIFO) basis. Any necessary lower-of-cost-or-market write-downs at year end are recorded as permanent adjustments to the LIFO cost basis. LIFO is used to better match current inventory costs with current revenues and to meet tax-conformity requirements. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location, but not unusual/nonrecurring costs or research and development costs. Materials and supplies inventories are valued using the weighted-average-cost method.

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Fair Value Measurements—We categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or our assumptions about pricing by market participants.

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Derivative Instruments—Derivative instruments are recorded on the balance sheet at fair value. If the right of offset exists and certain other criteria are met, derivative assets and liabilities with the same counterparty are netted on the balance sheet and the collateral payable or receivable is netted against derivative assets and derivative liabilities, respectively.

Recognition and classification of the gain or loss that results from recording and adjusting a derivative to fair value depends on the purpose for issuing or holding the derivative. Gains and losses from derivatives not accounted for as hedges are recognized immediately in earnings. For derivative instruments that are designated and qualify as a fair value hedge, the gains or losses from adjusting the derivative to its fair value will be immediately recognized in earnings and, to the extent the hedge is effective, offset the concurrent recognition of changes in the fair value of the hedged item. Gains or losses from derivative instruments that are designated and qualify as a cash flow hedge or hedge of a net investment in a foreign entity are recognized in other comprehensive income and appear on the balance sheet in accumulated other comprehensive income until the hedged transaction is recognized in earnings; however, to the extent the change in the value of the derivative exceeds the change in the anticipated cash flows of the hedged transaction, the excess gains or losses will be recognized immediately in earnings.

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Capitalized Interest—Interest from external borrowings is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the underlying asset’s properties, plant and equipment and is amortized over the useful life of the assets.

Although parent company interest expense on general corporate debt is not allocated to us in these combined financial statements, our properties, plants and equipment balance does include capitalized interest from such debt if our projects met the criteria for interest capitalization.

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Intangible Assets Other Than Goodwill—Intangible assets with finite useful lives are amortized by the straight-line method over their useful lives. Intangible assets with indefinite useful lives are not amortized but are tested at least annually for impairment. Each reporting period, we evaluate the remaining useful lives of intangible assets not being amortized to determine whether events and circumstances continue to support indefinite useful lives. These indefinite-lived intangibles are considered impaired if the fair value of the intangible asset is lower than net book value. The fair value of intangible assets is determined based on quoted market prices in active markets, if available. If quoted market prices are not available, fair value of intangible assets is determined based upon the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, or upon estimated replacement cost, if expected future cash flows from the intangible asset are not determinable.

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Goodwill—Goodwill resulting from a business combination is not amortized but is tested at least annually for impairment. If the fair value of a reporting unit is less than the recorded book value of the reporting unit’s assets (including goodwill), less liabilities, then a hypothetical purchase price allocation is performed on the reporting unit’s assets and liabilities using the fair value of the reporting unit as the purchase price in the calculation. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the recorded amount of goodwill, the recorded goodwill is written down to the new amount. For purposes of goodwill impairment calculations, Worldwide Refining and Marketing is our only reporting unit.

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Depreciation and Amortization—Depreciation and amortization of properties, plants and equipment are determined by either the individual-unit-straight-line method or the group-straight-line method (for those individual units that are highly integrated with other units).

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Impairment of Properties, Plants and Equipment—Properties, plants and equipment used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group and annually in the fourth quarter following updates to corporate planning assumptions. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value through additional amortization or depreciation provisions and reported as impairments in the periods in which the determination of the impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets—generally at an entire complex level. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell, with fair value determined using a binding negotiated price, if available, or present value of expected future cash flows as previously described.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future volumes, prices, costs, margins, and capital project decisions, considering all available evidence at the date of review.

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Impairment of Investments in Nonconsolidated Entities—Investments in nonconsolidated entities are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred and annually following updates to corporate planning assumptions. When such a condition is judgmentally determined to be other than temporary, the carrying value of the investment is written down to fair value. The fair value of the impaired investment is based on quoted market prices, if available, or upon the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, plus market analysis of comparable assets owned by the investee, if appropriate.

■	Maintenance and Repairs—Costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Major refinery maintenance turnarounds are expensed as incurred.

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Advertising Costs—Production costs of media advertising are deferred until the first public showing of the advertisement. Advances to secure advertising slots at specific sporting or other events are deferred until the event occurs. All other advertising costs are expensed as incurred, unless the cost has benefits that clearly extend beyond the interim period in which the expenditure is made, in which case the advertising cost is deferred and amortized ratably over the interim periods that clearly benefit from the expenditure.

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Property Dispositions—When complete units of depreciable property are sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the “Net gain on dispositions” line of our combined statement of income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

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Asset Retirement Obligations and Environmental Costs—Fair value of legal obligations to retire and remove long-lived assets are recorded in the period in which the obligation is incurred. When the liability is initially recorded, we capitalize this cost by increasing the carrying amount of the related properties, plants and equipment. Over time the liability is increased for the change in its present value, and the capitalized cost in properties, plants and equipment is depreciated over the useful life of the related asset. For additional information, see Note 10—Asset Retirement Obligations and Accrued Environmental Costs.

Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. Liabilities for environmental expenditures are recorded on an undiscounted basis (unless acquired in a purchase business combination) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties, such as state reimbursement funds, are recorded as assets when their receipt is probable and estimable.

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Guarantees—Fair value of a guarantee is determined and recorded as a liability at the time the guarantee is given. The initial liability is subsequently reduced as we are released from exposure under the guarantee. We amortize the guarantee liability over the relevant time period, if one exists, based on the facts and circumstances surrounding each type of guarantee. In cases where the guarantee term is indefinite, we reverse the liability when we have information indicating the liability is essentially relieved or amortize it over an appropriate time period as the fair value of our guarantee exposure declines over time. We amortize the guarantee liability to the related income statement line item based on the nature of the guarantee. When it becomes probable we will have to perform on a guarantee, we accrue a separate liability if it is reasonably estimable, based on the facts and circumstances at that time. We reverse the fair value liability only when there is no further exposure under the guarantee.

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Stock-Based Compensation—We recognize stock-based compensation expense over the shorter of: (1) the service period (i.e., the time required to earn the award); or (2) the period beginning at the start of the service period and ending when an employee first becomes eligible for retirement, but not less than six months, which is the minimum time required for an award to not be subject to forfeiture. We have elected to recognize expense on a straight-line basis over the service period for the entire award, whether the award was granted with ratable or cliff vesting.

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Pension and Postretirement Plans—Certain of our U.S. and U.K. employees participate in defined benefit pension plans and postretirement health and life insurance plans (Shared Plans) sponsored by ConocoPhillips, which include participants of other ConocoPhillips subsidiaries. We account for such Shared Plans as multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. We recognize a liability only for any required contributions to the Shared Plans that are accrued and unpaid at the balance sheet date. The related pension and postretirement expenses are allocated to Phillips 66 based primarily on pensionable compensation of active participants.

Plans in Austria, Germany, and Ireland that are sponsored by entities included in Phillips 66 (Direct Plans) are accounted for as defined benefit pension plans. Accordingly, the funded and unfunded position of each Direct Plan is recorded in our combined balance sheet. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income within net investment, net of taxes, until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and the recognition of expenses related to Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist. For additional information, see Note 16—Employee Benefit Plans.

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Income Taxes—Our taxable income is included in the U.S. federal income tax returns and in a number of state income tax returns of ConocoPhillips. In the accompanying combined financial statements, our provision for income taxes is computed as if we were a stand-alone tax-paying entity.

Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial reporting basis and the tax basis of our assets and liabilities, except for deferred taxes on income considered to be permanently reinvested in certain foreign subsidiaries and foreign corporate joint ventures. Allowable tax credits are applied as reductions of the provision for income taxes. Interest related to unrecognized tax benefits is reflected in interest expense, and penalties in operating expenses.

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Taxes Collected from Customers and Remitted to Governmental Authorities—Excise taxes are reported gross within sales and other operating revenues and taxes other than income taxes, while other sales and value-added taxes are recorded net in taxes other than income taxes.

Note 3—Changes in Accounting Principles

Comprehensive Income

Effective December 31, 2011, we early adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-05, “Presentation of Comprehensive Income.” This ASU amends FASB Accounting Standards Codification (ASC) Topic 220, “Comprehensive Income,” by requiring a more prominent presentation of the components of other comprehensive income. We elected the two-statement approach, presenting other comprehensive income in a separate statement immediately following the income statement. On December 23, 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05.” ASU 2011-12 defers the ASU 2011-05 requirement to present items reclassified into net income from other comprehensive income. This deferral only impacted the presentation requirement on the combined income statement.

Note 4—Inventories

Inventories at December 31 consisted of the following:

	Millions of Dollars
	2011	2010
Crude oil and petroleum products	$3,193	3,839
Materials and supplies	273	274

	$3,466	4,113

Inventories valued on the LIFO basis totaled $3,046 million and $3,724 million at December 31, 2011 and 2010, respectively. The estimated excess of current replacement cost over LIFO cost of inventories amounted to approximately $8,600 million and $7,000 million at December 31, 2011 and 2010, respectively.

For our Refining and Marketing (R&M) segment, certain reductions in inventory caused liquidations of LIFO inventory values. These liquidations increased net income by approximately $155 million and $30 million in 2011 and 2010, respectively, and decreased net income by approximately $65 million in 2009.

Note 5—Assets Held for Sale or Sold

During 2009, we sold U.S. marketing assets with a net properties, plants and equipment carrying value of $505 million and recognized before-tax gains of $26 million. We had other dispositions in 2009 with a net carrying value of $569 million that resulted in before-tax gains of $52 million, primarily our interest in certain R&M pipelines. Also during 2009, we classified additional marketing assets as held for sale. Accordingly, at December 31, 2009, we classified $323 million of noncurrent assets as held for sale and most of this amount was included in “Prepaid expenses and other current assets” on our combined balance sheet. We also classified $75 million of noncurrent deferred tax liabilities as current, based on their held for sale status. We sold these held-for-sale assets and others during 2010, resulting in before-tax gains totaling $241 million.

In August 2011, we sold our refinery in Wilhelmshaven, Germany, which had been operating as a terminal since the fourth quarter of 2009. The refinery was included in our R&M segment and at the time of disposition had a net carrying value of $211 million, which included $243 million of properties, plants and equipment. A $234 million before-tax loss was recognized from this disposition.

In October 2011, we sold Seaway Products Pipeline Company to DCP Midstream. The total carrying value of the asset, which was included in our R&M segment, was $84 million, consisting of $55 million of net properties, plants and equipment and $29 million of allocated goodwill. The sale resulted in a before-tax gain of $312 million, 50 percent of which was recognized in current period earnings, while the remaining 50 percent will be deferred and amortized as part of the basis difference of our investment in the equity affiliate.

In December 2011, we sold our ownership interests in Colonial Pipeline Company and Seaway Crude Pipeline Company. The total carrying value of these assets, which were included in our R&M segment, was $348 million, including $104 million of investment in equity affiliates and $244 million of allocated goodwill. A $1,661 million before-tax gain was recognized from these dispositions.

Gains and losses from asset sales are included in the “Net gain on dispositions” line in the combined income statement.

Note 6—Investments, Loans and Long-Term Receivables

Components of investments, loans and long-term receivables at December 31 were:

	Millions of Dollars
	2011	2010
Equity investments	$10,233	9,454
Loans and advances—related parties	1	401
Long-term receivables	68	451
Other investments	5	13

	$10,307	10,319

Equity Investments

Affiliated companies in which we had a significant equity investment at December 31, 2011, included:

•	WRB Refining LP—50 percent owned business venture with Cenovus Energy Inc.—owns the Wood River and Borger refineries, which process crude oil into refined products.
•	DCP Midstream—50 percent owned joint venture with Spectra Energy—owns and operates gas plants, gathering systems, storage facilities and fractionation plants.
•	CPChem—50 percent owned joint venture with Chevron Corporation—manufactures and markets petrochemicals and plastics.
•

Malaysian Refining Company Sdn. Bdh. (MRC)—47 percent owned business venture with Petronas, the Malaysian state oil company—owns the Melaka, Malaysia refinery which processes crude oil into refined products.

•

Rockies Express Pipeline LLC (REX)—25 percent owned joint venture with Kinder Morgan Energy Partners and Sempra Energy Corp.—owns and operates a natural gas pipeline system from the Rocky Mountains, Colorado to eastern Ohio.

Summarized 100 percent financial information for equity method investments in affiliated companies, combined, was as follows:

	Millions of Dollars
	2011	2010	2009
Revenues	$59,044	45,123	40,418
Income before income taxes	6,083	3,659	2,241
Net income	5,742	3,390	1,984
Current assets	8,752	8,515	8,154
Noncurrent assets	34,329	33,923	32,242
Current liabilities	6,837	6,978	8,230
Noncurrent liabilities	10,279	11,957	9,717

Our share of income taxes incurred directly by the equity companies is included in equity in earnings of affiliates, and as such is not included in the provision for income taxes in our combined financial statements.

At December 31, 2011, net parent company investment included $2,540 million related to the undistributed earnings of affiliated companies. Dividends received from affiliates were $2,209 million, $1,110 million and $570 million in 2011, 2010 and 2009, respectively.

WRB

In 2007, we entered into a business venture with Cenovus to create a 50/50 U.S. downstream limited partnership, WRB Refining LP. We use the equity method of accounting for this entity.

WRB’s operating assets consist of the Wood River and Borger refineries, located in Roxana, Illinois, and Borger, Texas, respectively. As a result of our contribution of these two assets to WRB, a basis difference was created because the fair value of the contributed assets recorded by WRB exceeded their historical book value. The difference is primarily amortized and recognized as a benefit evenly over a period of 26 years, which was the estimated remaining useful life of the refineries’ property, plant and equipment at the closing date. At December 31, 2011, the book value of our investment in WRB was $3,722 million, and the basis difference was $3,918 million. Equity earnings in 2011, 2010 and 2009 were increased by $185 million, $243 million and $209 million, respectively, due to amortization of the basis difference. We are the operator and managing partner of WRB. Cenovus is obligated to contribute $7.5 billion, plus accrued interest, to WRB over a 10-year period that began in 2007.

DCP Midstream

DCP Midstream owns and operates gas plants, gathering systems, storage facilities and fractionation plants. At December 31, 2011, the book value of our equity method investment in DCP Midstream was $927 million. DCP Midstream markets a portion of its natural gas liquids to us and CPChem under a supply agreement that continues at the current volume commitment with a primary term ending December 31, 2014. This purchase commitment is on an “if-produced, will-purchase” basis and so has no fixed production schedule, but has had, and is expected over the remaining term of the contract to have, a relatively stable purchase pattern. Natural gas liquids are purchased under this agreement at various published market index prices, less transportation and fractionation fees. In 2009, a DCP Midstream subsidiary converted subordinated units into common units, and as a result, we recognized a $135 million before-tax deferred gain in equity earnings.

CPChem

CPChem manufactures and markets petrochemicals and plastics. At December 31, 2011, the book value of our equity method investment in CPChem was $2,998 million. We have multiple supply and purchase agreements in place with CPChem, ranging in initial terms from one to 99 years, with extension options. These agreements cover sales and purchases of refined products, solvents, and petrochemical and natural gas liquids feedstocks, as well as fuel oils and gases. Delivery quantities vary by product, and are generally on an “if-produced, will-purchase” basis. All products are purchased and sold under specified pricing formulas based on various published pricing indices.

In anticipation of the separation, we reached agreement with Chevron Corporation regarding CPChem that provides for CPChem to: (i) prior to the separation, suspend all cash distributions to its owners and accumulate its excess cash; and (ii) after the separation, use the accumulated cash and its excess cash flow to retire its $1 billion of outstanding fixed-rate bonds on an accelerated basis. During this period of bond repayment, CPChem is not required to make any cash distributions to its owners.

MRC

MRC’s operating asset is a refinery in Melaka, Malaysia. The refinery operates in merchant mode in which each co-venturer sells crude oil to MRC and purchases the resulting refined product yield. At December 31, 2011, the book value of our equity method investment in MRC was $1,043 million.

REX

REX owns a natural gas pipeline that runs from northwestern Colorado to eastern Ohio, which became fully operational in November 2009. Long-term, binding firm commitments have been secured for virtually all of the pipeline’s capacity through 2019. At December 31, 2011, the book value of our equity method investment in REX was $789 million.

Loans and Long-term Receivables

We enter into agreements with other parties to pursue business opportunities. Included in such activity are loans and long-term receivables to certain affiliated and non-affiliated companies. Loans are recorded when cash is transferred or seller financing is provided to the affiliated or non-affiliated company pursuant to a loan agreement. The loan balance will increase as interest is earned on the outstanding loan balance and will decrease as interest and principal payments are received. Interest is earned at the loan agreement’s stated interest rate. Loans and long-term receivables are assessed for impairment when events indicate the loan balance may not be fully recovered.

WRB Refining LP fully repaid its outstanding loans from us with payments of $550 million in 2011.

In November 2011, a long-term loan to a non-affiliated company related to seller financing of U.S. retail marketing assets sold in 2009 was refinanced, resulting in a receipt of $365 million. The principal portion of this receipt was included in the “Other” line in the investing section of the combined statement of cash flows. As part of the refinancing, we provided loan guarantees in support of $191 million of the total refinancing.

Other

Merey Sweeny, L.P. (MSLP) owns a delayed coker and related facilities at the Sweeny Refinery. MSLP processes long residue, which is produced from heavy sour crude oil, for a processing fee. Fuel-grade petroleum coke is produced as a by-product and becomes the property of MSLP. Prior to August 28, 2009, MSLP was owned 50/50 by us and Petróleos de Venezuela S.A. (PDVSA). Under the agreements that govern the relationships between the partners, certain defaults by PDVSA with respect to supply of crude oil to the Sweeny Refinery gave us the right to acquire PDVSA’s 50 percent ownership interest in MSLP, which we exercised on August 28, 2009. PDVSA has initiated arbitration with the International Chamber of Commerce challenging the exercise of the call right and claiming it was invalid. The arbitral tribunal is scheduled to hold hearings on the merits of the dispute in December 2012. We continue to use the equity method of accounting for our investment in MSLP.

Note 7—Properties, Plants and Equipment

Properties, plants and equipment (PP&E) are recorded at cost. In the R&M segment, investments in refining manufacturing facilities are generally depreciated on a straight-line basis over a 25-year life, and pipeline assets over a 45-year life. The company’s investment in PP&E, with the associated accumulated depreciation and amortization (Accum. D&A), at December 31 was:

	Millions of Dollars
	2011			2010
	Gross PP&E	Accum. D&A	Net PP&E	Gross PP&E	Accum. D&A	Net PP&E
R&M
Refining	$19,400	6,651	12,749	20,884	7,554	13,330
Transportation	2,359	931	1,428	2,412	890	1,522
Marketing and other	1,319	745	574	1,257	713	544

Total R&M	23,078	8,327	14,751	24,553	9,157	15,396

Midstream	64	51	13	61	49	12
Chemicals	-	-	-	-	-	-
Corporate and other	14	7	7	2	1	1

	$23,156	8,385	14,771	24,616	9,207	15,409

Note 8—Goodwill and Intangibles

Goodwill

Changes in the carrying amount of goodwill, which is entirely within the R&M segment, were as follows:

	Millions of Dollars
	2011	2010
Balance at January 1	$3,633	3,638
Goodwill allocated to assets sold	(273)	-
Tax and other adjustments	(28)	(5)

Balance at December 31	$3,332	3,633

Intangible Assets

Information at December 31 on the carrying value of intangible assets follows:

	Millions of Dollars
	Gross Carrying Amount
	2011	2010
Indefinite-Lived Intangible Assets
Trade names and trademarks	$494	494
Refinery air and operating permits	207	244

	$701	738

At year-end 2011, our amortized intangible asset balance was $31 million, compared with $39 million at year-end 2010. Amortization expense was not material for 2011 and 2010, and is not expected to be material in future years.

Note 9—Impairments

During 2011, 2010 and 2009, we recognized the following before-tax impairment charges:

	Millions of Dollars
	2011	2010	2009
R&M
United States	$470	83	63
International	2	1,616	3

	$472	1,699	66

2011

In 2011, we recorded a $467 million impairment of our refinery and associated pipelines and terminals in Trainer, Pennsylvania. In September 2011, we announced plans to seek a buyer for the refinery and have idled the facility. If unable to sell the refinery, we expect to permanently close the plant by the end of the first quarter of 2012.

2010

In U.S. R&M, we recorded property impairments of $83 million, which included canceled projects, a power generation facility and planned asset dispositions. In International R&M, we recorded a $1,514 million impairment of our refinery in Wilhelmshaven, Germany, due to canceled plans for a project to upgrade the refinery, and a $98 million impairment as a result of our decision to end our participation in a new refinery project in Yanbu Industrial City, Saudi Arabia.

2009

In 2009, we recorded property impairments of $66 million, which were primarily associated with planned asset dispositions.

Fair Value Remeasurements

There were no material fair value impairments for the year ended December 31, 2011. The following table shows the values of assets, by major category, measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition:

	Millions of Dollars
		Fair Value Measurements Using
	Fair Value*	Level 1 Inputs	Level 3 Inputs	Before-Tax Loss
Year ended December 31, 2010
Net properties, plants and equipment (held for use)	$274	-	274	1,508
Net properties, plants and equipment (held for sale)	23	5	18	43

*Represents the fair value at the time of the impairment.

2010

During 2010, net properties, plants and equipment held for use with a carrying amount of $1,782 million were written down to a fair value of $274 million, resulting in a before-tax loss of $1,508 million. The fair values were determined by the use of internal discounted cash flow models using estimates of prices, costs and a discount rate believed to be consistent with those used by principal market participants and cash flow multiples for similar assets and alternative use.

Also during 2010, net properties, plants and equipment held for sale with a carrying amount of $64 million were written down to their fair value of $23 million less cost to sell of $2 million for a net $21 million, resulting in a before-tax loss of $43 million. The fair values were primarily determined by binding negotiated selling prices with third parties, with some adjusted for the fair value of certain liabilities retained.

Note 10—Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs at December 31 were:

	Millions of Dollars
	2011	2010
Asset retirement obligations	$378	332
Accrued environmental costs	542	554

Total asset retirement obligations and accrued environmental costs	920	886
Asset retirement obligations and accrued environmental costs due within one year*	(133)	(84)

Long-term asset retirement obligations and accrued environmental costs	$787	802

*Classified as a current liability on the balance sheet, under the caption “Other accruals.”

Asset Retirement Obligations

We record the fair value of a liability for an asset retirement obligation when it is incurred (typically when the asset is installed). When the liability is initially recorded, we capitalize the associated asset retirement cost by increasing the carrying amount of the related properties, plants and equipment. Over time, the liability increases for the change in its present value, while the capitalized cost depreciates over the useful life of the related asset.

We have asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until several years in the future and will be funded from general company resources at the time of removal. Our largest individual obligations involve asbestos abatement at refineries.

During 2011 and 2010, our overall asset retirement obligation changed as follows:

	Millions of Dollars
	2011	2010
Balance at January 1	$332	325
Accretion of discount	15	15
New obligations	3	-
Changes in estimates of existing obligations	52	25
Spending on existing obligations	(20)	(20)
Property dispositions	(2)	(7)
Foreign currency translation	(2)	(6)

Balance at December 31	$378	332

Accrued Environmental Costs

We had accrued environmental costs of $276 million and $290 million at December 31, 2011 and 2010, respectively, primarily related to cleanup at domestic refineries and underground storage tanks at U.S. service stations; $206 million and $188 million, respectively, of environmental costs associated with nonoperator sites; and $60 million and $76 million, respectively, where the company has been named a potentially responsible party under the Federal Comprehensive Environmental Response, Compensation and Liability Act, or similar state laws. Accrued environmental liabilities are expected to be paid over periods extending up to 30 years. Because a large portion of the accrued environmental costs were acquired in various business combinations, they are discounted obligations. Expected expenditures for acquired environmental obligations are discounted using a weighted-average 5 percent discount factor, resulting in an accrued balance for acquired environmental liabilities of $276 million at December 31, 2011. The expected future undiscounted payments related to the portion of the accrued environmental costs that have been discounted are: $22 million in 2012, $25 million in 2013, $16 million in 2014, $10 million in 2015, $13 million in 2016, and $263 million for all future years after 2016.

Note 11—Debt

Long-term debt at December 31 was:

	Millions of Dollars
	2011	2010
7.68% Notes due 2012	$7	15
Industrial Development Bonds due 2012 through 2038 at 0.08%–5.75% at year-end 2011 and 0.33%–5.75% at year-end 2010	234	234
Note payable to Merey Sweeny, L.P. due 2020 at 7% (related party)	134	144
Other	1	1

Debt at face value	376	394
Capitalized leases	14	22
Net unamortized premiums and discounts	1	1

Total debt	391	417
Short-term debt	(30)	(29)

Long-term debt	$361	388

Maturities of long-term borrowings, inclusive of net unamortized premiums and discounts, in 2012 through 2016 are: $30 million, $13 million, $14 million, $15 million and $16 million, respectively.

Note 12—Guarantees

At December 31, 2011, we were liable for certain contingent obligations under various contractual arrangements as described below. We recognize a liability, at inception, for the fair value of our obligation as a guarantor for newly issued or modified guarantees. Unless the carrying amount of the liability is noted below, we have not recognized a liability either because the guarantees were issued prior to December 31, 2002, or because the fair value of the obligation is immaterial. In addition, unless otherwise stated we are not currently performing with any significance under the guarantee and expect future performance to be either immaterial or have only a remote chance of occurrence.

Guarantees of Joint Venture Debt

At December 31, 2011, we had guarantees outstanding for our portion of certain joint venture debt obligations, which have terms of up to 14 years. The maximum potential amount of future payments under the guarantees is approximately $50 million. Payment would be required if a joint venture defaults on its debt obligations.

Other Guarantees

We have other guarantees with maximum future potential payment amounts totaling $190 million, which consist primarily of guarantees to fund the short-term cash liquidity deficits of certain joint ventures and guarantees of the lease payment obligations of a joint venture. These guarantees generally extend up to 13 years or life of the venture.

Indemnifications

Over the years, we have entered into various agreements to sell ownership interests in certain corporations, joint ventures and assets that gave rise to qualifying indemnifications. Agreements associated with these sales include indemnifications for taxes, environmental liabilities, permits and licenses, employee claims, real estate indemnity against tenant defaults, and litigation. The terms of these indemnifications vary greatly. The majority of these indemnifications are related to environmental issues, the term is generally indefinite, and the maximum amount of future payments is generally unlimited. The carrying amount recorded for these indemnifications at December 31, 2011, was $278 million. We amortize the indemnification liability over the relevant time period, if one exists, based on the facts and circumstances surrounding each type of indemnity. In cases where the indemnification term is indefinite, we will reverse the liability when we have information the liability is essentially relieved or amortize the liability over an appropriate time period as the fair value of our indemnification exposure declines. Although it is reasonably possible future payments may exceed amounts recorded, due to the nature of the indemnifications, it is not possible to make a reasonable estimate of the maximum potential amount of future payments. Included in the recorded carrying amount were $157 million of environmental accruals for known contamination that are included in asset retirement obligations and accrued environmental costs at December 31, 2011. For additional information about environmental liabilities, see Note 13—Contingencies and Commitments.

Note 13—Contingencies and Commitments

A number of lawsuits involving a variety of claims have been made against us that arise in the ordinary course of business. We also may be required to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various active and inactive sites. We regularly assess the need for accounting recognition or disclosure of these contingencies. In the case of all known contingencies (other than those related to income taxes), we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the case of income-tax-related contingencies, we use a cumulative probability-weighted loss accrual in cases where sustaining a tax position is less than certain. See Note 17—Income Taxes, for additional information about income-tax-related contingencies.

Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on our combined financial statements. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Environmental

We are subject to international, federal, state and local environmental laws and regulations. When we prepare our combined financial statements, we record accruals for environmental liabilities based on management’s best estimates, using all information that is available at the time. We measure estimates and base liabilities on currently available facts, existing technology, and presently enacted laws and regulations, taking into account stakeholder and business considerations. When measuring environmental liabilities, we also consider our prior experience in remediation of contaminated sites, other companies’ cleanup experience, and data released by the U.S. Environmental Protection Agency (EPA) or other organizations. We consider unasserted claims in our determination of environmental liabilities, and we accrue them in the period they are both probable and reasonably estimable.

Although liability of those potentially responsible for environmental remediation costs is generally joint and several for federal sites and frequently so for state sites, we are usually only one of many companies cited at a particular site. Due to the joint and several liabilities, we could be responsible for all cleanup costs related to any site at which we have been designated as a potentially responsible party. We have been successful to date in sharing cleanup costs with other financially sound companies. Many of the sites at which we are potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess the site conditions, apportion responsibility and determine the appropriate remediation. In some instances, we may have no liability or may attain a settlement of liability. Where it appears that other potentially responsible parties may be financially unable to bear their proportional share, we consider this inability in estimating our potential liability, and we adjust our accruals accordingly. As a result of various acquisitions in the past, we assumed certain environmental obligations. Some of these environmental obligations are mitigated by indemnifications made by others for our benefit and some of the indemnifications are subject to dollar limits and time limits.

We are currently participating in environmental assessments and cleanups at numerous federal Superfund and comparable state sites. After an assessment of environmental exposures for cleanup and other costs, we make accruals on an undiscounted basis (except those acquired in a purchase business combination, which we record on a discounted basis) for planned investigation and remediation activities for sites where it is probable future costs will be incurred and these costs can be reasonably estimated. We have not reduced these accruals for possible insurance recoveries. In the future, we may be involved in additional environmental assessments, cleanups and proceedings. See Note 10—Asset Retirement Obligations and Accrued Environmental Costs, for a summary of our accrued environmental liabilities.

Legal Proceedings

Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor the legal proceedings against us. Our process facilitates the early evaluation and quantification of potential exposures in individual cases. This process also enables us to track those cases that have been scheduled for trial and/or mediation. Based on professional judgment and experience in using these litigation management tools and available information about current developments in all our cases, our legal organization regularly assesses the adequacy of current accruals and determines if adjustment of existing accruals, or establishment of new accruals, are required.

Other Contingencies

We have contingent liabilities resulting from throughput agreements with pipeline and processing companies not associated with financing arrangements. Under these agreements, we may be required to provide any such company with additional funds through advances and penalties for fees related to throughput capacity not utilized. In addition, at December 31, 2011, we had performance obligations secured by letters of credit of $1,233 million (of which $40 million was issued under the provisions of our parent company’s revolving credit facility, and the remainder was issued as direct bank letters of credit) related to various purchase commitments for materials, supplies, services and items of permanent investment incident to the ordinary conduct of business.

Long-Term Throughput Agreements and Take-or-Pay Agreements

We have certain throughput agreements and take-or-pay agreements in support of financing arrangements. The agreements typically provide for crude oil transportation to be used in the ordinary course of the company’s business. The aggregate amounts of estimated payments under these various agreements are: 2012—$337 million; 2013—$336 million; 2014—$336 million; 2015—$336 million; 2016—$336 million; and 2017 and after—$4,699 million. Total payments under the agreements were $300 million in 2011, $96 million in 2010 and $2 million in 2009.

Note 14—Financial Instruments and Derivative Contracts

Derivative Instruments

We use financial and commodity-based derivative contracts to manage exposures to fluctuations in foreign currency exchange rates and commodity prices, or to capture market opportunities. Since we are not currently using cash-flow hedge accounting, all gains and losses, realized or unrealized, from derivative contracts have been recognized in the combined statement of income. Gains and losses from derivative contracts held for trading not directly related to our physical business, whether realized or unrealized, have been reported net in “Other income” in our combined statement of income.

Purchase and sales contracts with fixed minimum notional volumes for commodities that are readily convertible to cash (e.g., crude oil and gasoline) are recorded on the balance sheet as derivatives unless the contracts are eligible for and we elect the normal purchases and normal sales exception (i.e., contracts to purchase or sell quantities we expect to use or sell over a reasonable period in the normal course of business). We generally apply this normal purchases and normal sales exception to eligible crude oil, refined product, natural gas and power commodity purchase and sales contracts; however, we may elect not to apply this exception (e.g., when another derivative instrument will be used to mitigate the risk of the purchase or sales contract but hedge accounting will not be applied, in which case both the purchase or sales contract and the derivative contract mitigating the resulting risk will be recorded on the balance sheet at fair value).

We value our exchange-traded derivatives using closing prices provided by the exchange as of the balance sheet date, and these are classified as Level 1 in the fair value hierarchy. Where exchange-provided prices are adjusted, non-exchange quotes are used or when the instrument lacks sufficient liquidity, we generally classify those exchange-cleared contracts as Level 2. Over-the-counter (OTC) financial swaps and physical commodity forward purchase and sales contracts are generally valued using quotations provided by brokers and price index developers such as Platts and Oil Price Information Service. These quotes are corroborated with market data and are classified as Level 2. In certain less liquid markets or for longer-term contracts, forward prices are not as readily available. In these circumstances, OTC swaps and physical commodity purchase and sales contracts are valued using internally developed methodologies that consider historical relationships among various commodities that result in management’s best estimate of fair value. These contracts are classified as Level 3. A contract that is initially classified as Level 3 due to absence or insufficient corroboration of broker quotes over a material portion of the contract will transfer to Level 2 when the portion of the trade having no quotes or insufficient corroboration becomes an insignificant portion of the contract. A contract would also transfer to Level 2 if we began using a corroborated broker quote that has become available. Conversely, if a corroborated broker quote ceases to be available or used by us, the contract would transfer from Level 2 to Level 3. There were no material transfers in or out of Level 1.

Financial OTC and physical commodity options are valued using industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines whether the options are classified as Level 2 or 3.

We use a mid-market pricing convention (the mid-point between bid and ask prices). When appropriate, valuations are adjusted to reflect credit considerations, generally based on available market evidence.

The fair value hierarchy for our derivative assets and liabilities accounted for at fair value on a recurring basis was:

	Millions of Dollars
	December 31, 2011				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Commodity derivatives	$389	270	6	665	685	520	7	1,212

Liabilities
Commodity derivatives	428	267	4	699	779	567	10	1,356

Net assets (liabilities)	$(39)	3	2	(34)	(94)	(47)	(3)	(144)

The derivative values above are based on analysis of each contract as the fundamental unit of account; therefore, derivative assets and liabilities with the same counterparty are not reflected net where the legal right of setoff exists. Gains or losses from contracts in one level may be offset by gains or losses on contracts in another level or by changes in values of physical contracts or positions that are not reflected in the table above.

As reflected in the table above, Level 3 activity was not material.

Commodity Derivative Contracts—We operate in the worldwide crude oil, refined product, natural gas, natural gas liquids and electric power markets and are exposed to fluctuations in the prices for these commodities. These fluctuations can affect our revenues, as well as the cost of operating, investing and financing activities. Generally, our policy is to remain exposed to the market prices of commodities; however, we use futures, forwards, swaps and options in various markets to balance physical systems, meet customer needs, manage price exposures on specific transactions, and do a limited, immaterial amount of trading not directly related to our physical business. We also use the market knowledge gained from these activities to capture market opportunities such as moving physical commodities to more profitable locations, storing commodities to capture seasonal or time premiums, and blending commodities to capture quality upgrades. Derivatives may be used to optimize these activities which may move our risk profile away from market average prices.

The fair value of commodity derivative assets and liabilities and the line items where they appear on our combined balance sheet were:

	Millions of Dollars
	2011	2010
Assets
Prepaid expenses and other current assets	$665	1,225
Other assets	5	-
Liabilities
Other accruals	703	1,369
Other liabilities and deferred credits	1	-

Hedge accounting has not been used for any item in the table. The amounts shown are presented gross (i.e., without netting assets and liabilities with the same counterparty where the right of setoff exists).

The gains (losses) from commodity derivatives incurred, and the line items where they appear on our combined statement of income were:

	Millions of Dollars
	2011	2010
Sales and other operating revenues	$(620)	(257)
Other income	12	(33)
Purchased crude oil and products	162	151

Hedge accounting has not been used for any item in the table.

The table below summarizes our material net exposures resulting from outstanding commodity derivative contracts. These financial and physical derivative contracts are primarily used to manage price exposure on our underlying operations. The underlying exposures may be from non-derivative positions such as inventory volumes. Financial derivative contracts may also offset physical derivative contracts, such as forward sales contracts.

	Open Position Long / (Short)
	2011	2010
Commodity
Crude oil, refined products and natural gas liquids (millions of barrels)	(13)	(16)

Credit Risk

Financial instruments potentially exposed to concentrations of credit risk consist primarily of OTC derivative contracts and trade receivables.

The credit risk from our OTC derivative contracts, such as forwards and swaps, derives from the counterparty to the transaction. Individual counterparty exposure is managed within predetermined credit limits and includes the use of cash-call margins when appropriate, thereby reducing the risk of significant nonperformance. We also use futures, swaps and option contracts that have a negligible credit risk because these trades are cleared with an exchange clearinghouse and subject to mandatory margin requirements until settled; however, we are exposed to the credit risk of those exchange brokers for the receivables arising from daily margin cash calls, as well as for cash deposited to meet initial margin requirements.

Our trade receivables result primarily from the sale of products from, or related to, our refinery operations and reflect a broad national and international customer base, which limits our exposure to concentrations of credit risk. The majority of these receivables have payment terms of 30 days or less. We continually monitor this exposure and the creditworthiness of the counterparties and recognize bad debt expense based on historical write-off experience or specific counterparty collectability. Generally, we do not require collateral to limit the exposure to loss; however, we will sometimes use letters of credit, prepayments, and master netting arrangements to mitigate credit risk with counterparties that both buy from and sell to us, as these agreements permit the amounts owed by us or owed to others to be offset against amounts due us.

Certain of our derivative instruments contain provisions that require us to post collateral if the derivative exposure exceeds a threshold amount. We have contracts with fixed threshold amounts and other contracts with variable threshold amounts that are contingent on our credit rating. The variable threshold amounts typically decline for lower credit ratings, while both the variable and fixed threshold amounts typically revert to zero if we fall below investment grade. Cash is the primary collateral in all contracts; however, many contracts also permit us to post letters of credit as collateral.

The aggregate fair value of all derivative instruments with such credit-risk-related contingent features that were in a liability position was not material at December 31, 2011.

Fair Values of Financial Instruments

We used the following methods and assumptions to estimate the fair value of financial instruments:

•	Accounts and notes receivable: The carrying amount reported on the balance sheet approximates fair value.
•	Debt: The carrying amount of our floating-rate debt approximates fair value. The fair value of the fixed-rate debt is estimated based on quoted market prices.
•

Commodity swaps: Fair value is estimated based on forward market prices and approximates the exit price at period end. When forward market prices are not available, fair value is estimated using the forward prices of a similar commodity with adjustments for differences in quality or location.

•	Futures: Fair values are based on quoted market prices obtained from the New York Mercantile Exchange, the IntercontinentalExchange Futures, or other traded exchanges.
•

Forward-exchange contracts: Fair values are estimated by comparing the contract rate to the forward rates in effect at the end of the respective reporting periods, and approximate the exit price at those dates.

Our commodity derivative and financial instruments were:

	Millions of Dollars
	Carrying Amount		Fair Value
	2011	2010	2011	2010
Financial assets
Commodity derivatives	$73	81	73	81
Financial liabilities
Commodity derivatives	52	73	52	73
Total debt, excluding capital leases	377	395	406	428

The amounts shown for derivatives in the preceding table are presented net (i.e., assets and liabilities with the same counterparty are netted where the right of setoff exists). In addition, the 2011 commodity derivative assets and liabilities appear net of $55 million of rights to reclaim cash collateral. The 2010 commodity derivative assets and liabilities appear net of $152 million of rights to reclaim cash collateral.

Note 15—Leases

The company leases ocean transport vessels, tugboats, barges, pipelines, railcars, service station land sites, computers, office buildings and other facilities and equipment. Certain leases include escalation clauses for adjusting rental payments to reflect changes in price indices, as well as renewal options and/or options to purchase the leased property for the fair market value at the end of the lease term. There are no significant restrictions imposed on us by the leasing agreements with regard to dividends, asset dispositions or borrowing ability. Leased assets under capital leases were not significant in any period presented.

At December 31, 2011, future minimum rental payments due under noncancelable leases were:

	Millions of Dollars
2012	$426
2013	318
2014	240
2015	206
2016	121
Remaining years	435

Total	1,746
Less income from subleases	105	*

Net minimum operating lease payments	$1,641

*Includes $64 million related to subleases to related parties.

Operating lease rental expense for the years ended December 31 was:

	Millions of Dollars
	2011	2010	2009
Total rentals*	$581	658	762
Less sublease rentals	19	20	15

	$562	638	747

*Includes $5 million of contingent rentals in 2011, and $6 million in 2010 and 2009. Contingent rentals primarily are related to retail marketing assets and are based on volume of product sold.

Note 16—Employee Benefit Plans

Pension Plans

As described in Note 2—Accounting Policies, we have plans in Austria, Germany and Ireland sponsored by entities included in Phillips 66, which are accounted for as defined benefit pension plans. An analysis of the projected benefit obligations for these pension plans follows:

	Millions of Dollars
	2011	2010
Change in Benefit Obligation
Benefit obligation at January 1	$230	218
Service cost	5	5
Interest cost	13	12
Plan participant contributions	1	1
Actuarial loss	-	11
Benefits paid	(10)	(9)
Foreign currency exchange rate change	(2)	(8)

Benefit obligation at December 31*	$237	230

*Accumulated benefit obligation portion of above at December 31:	$206	200
Change in Fair Value of Plan Assets
Fair value of plan assets at January 1	$119	109
Actual return on plan assets	(3)	9
Company contributions	12	11
Plan participant contributions	1	1
Benefits paid	(10)	(9)
Foreign currency exchange rate change	1	(2)

Fair value of plan assets at December 31	$120	119

Funded Status	$(117)	(111)

	Millions of Dollars
	2011	2010
Amounts Recognized in the Combined Balance Sheet at December 31
Noncurrent liabilities	$(117)	(111)

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31
Discount rate	5.30%	5.40
Rate of compensation increase	2.60	2.60

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years ended December 31
Discount rate	5.40%	5.60
Expected return on plan assets	5.80	5.60
Rate of compensation increase	2.60	2.70

The overall expected long-term rate of return is developed from the expected future return of each asset class, weighted by the expected allocation of pension assets to that asset class. We rely on a variety of independent market forecasts in developing the expected rate of return for each class of assets.

Included in accumulated other comprehensive income at December 31 were the following before-tax amounts that had not been recognized in net periodic benefit cost:

	Millions of Dollars
	2011	2010
Unrecognized net actuarial loss	$36	31

Accumulated other comprehensive income at December 31, 2011, includes $4 million that is expected to be amortized into net periodic benefit cost during 2012.

For our tax-qualified pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation, the accumulated benefit obligation, and the fair value of plan assets were $237 million, $206 million, and $120 million, respectively, at December 31, 2011, and $230 million, $200 million, and $119 million, respectively, at December 31, 2010.

The components of net periodic benefit cost of all defined benefit plans are presented in the following table:

	Millions of Dollars
	2011	2010	2009
Components of Net Periodic Benefit Cost
Service cost	$5	5	5
Interest cost	13	12	12
Expected return on plan assets	(8)	(6)	(6)
Recognized net actuarial loss	3	2	3

Net periodic benefit cost	$13	13	14

For net actuarial gains and losses, we amortize 10 percent of the unamortized balance each year.

Plan Assets—The investment strategy for managing pension plan assets is to seek a reasonable rate of return relative to an appropriate level of risk and provide adequate liquidity for benefit payments and portfolio management. We follow a policy of diversifying plan assets across asset classes, investment managers, and individual holdings. A portion of plan assets are concentrated in contracts or securities from a few key issuers: approximately 13 percent are invested with a single insurance company, approximately 11 percent are invested in Italian government bonds, and approximately 11 percent are invested in French government bonds. Asset classes that are considered appropriate include equities, fixed income, cash, real estate and insurance contracts. Plan fiduciaries may consider and add other asset classes to the investment program from time to time. The target allocations for plan assets are approximately 46 percent equity securities, 35 percent debt securities and 19 percent in all other types of investments.

The following is a description of the valuation methodologies used for the pension plan assets. There have been no changes in the methodologies used at December 31, 2011 and 2010.

•	Fair values of investments in common/collective trusts are determined by the issuer of each fund based on the fair value of the underlying assets.
•	Fair values of mutual funds are valued based on quoted market prices, which represent the net asset value of shares held.
•	Cash is valued at cost, which approximates fair value.
•	Fair values of insurance contracts are valued at the present value of the future benefit payments owed by the insurance company to the Plans’ participants.
•	Fair values of real estate investments are valued using real estate valuation techniques and other methods that include reference to third-party sources and sales comparables where available.

The fair values of our pension plan assets at December 31, by asset class were as follows:

	Millions of Dollars
	Level 1	Level 2	Level 3	Total
2011
Equity Securities
Common/collective trusts	$-	56	-	56
Debt Securities
Common/collective trusts	-	42	-	42
Cash	2	-	-	2
Insurance contracts	-	-	15	15
Real estate	-	-	5	5

Total	$2	98	20	120

2010
Equity Securities
Common/collective trusts	$-	61	-	61
Debt Securities
Common/collective trusts	-	39	-	39
Insurance contracts	-	-	16	16
Real estate	-	-	3	3

Total	$-	100	19	119

As reflected in the table above, Level 3 activity was not material.

Contributions to international plans are dependent upon local laws and tax regulations. In 2012, we expect to contribute approximately $13 million to our international qualified pension plans.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Dollars
2012	$9
2013	10
2014	10
2015	11
2016	11
2017-2020	64

Shared Pension and Postretirement Plans

Certain U.S. and U.K. employees participate in defined benefit pension plans and certain U.S. employees participate in postretirement health and life insurance plans sponsored by ConocoPhillips, which include participants of other ConocoPhillips subsidiaries. We recorded expense of $199 million, $234 million, and $259 million for 2011, 2010, and 2009, respectively, for our allocation of U.S. pension costs. We recorded expense of $39 million, $47 million, and $37 million for 2011, 2010, and 2009, respectively, for our allocation of U.K. pension costs. We recorded expense of $19 million, $26 million, and $23 million for 2011, 2010, and 2009, respectively, for our allocation of U.S. postretirement costs. As of December 31, 2011 and 2010, there were no required contributions outstanding.

At December 31, 2011 and 2010, the shared defined benefit pension plans were approximately 70 percent and 72 percent funded, respectively. Contributions to the plans are made by ConocoPhillips and are at least sufficient to meet the minimum funding requirements of applicable laws and regulations but no more than the amount deductible for federal income tax purposes. The assets of the plans are held by major financial institutions and are well diversified and include investments in domestic equities, international equities, fixed income, private equity, real estate, and cash.

Defined Contribution Plans

Most U.S. employees are eligible to participate in the ConocoPhillips Savings Plan (CPSP). Employees can deposit up to 75 percent of their eligible pay up to the statutory limit ($16,500 in 2011) in the thrift feature of the CPSP to a choice of approximately 39 investment funds. ConocoPhillips matches contribution deposits, up to 1.25 percent of eligible pay. Contributions charged to expense for the CPSP and predecessor plans for Phillips 66 employees, excluding the stock savings feature (discussed below), were $13 million in 2011, 2010 and 2009.

The stock savings feature of the CPSP is a leveraged employee stock ownership plan. Employees may elect to participate in the stock savings feature by contributing 1 percent of eligible pay and receiving an allocation of ConocoPhillips shares of common stock proportionate to the amount of contribution. Total CPSP expense related to the participation of Phillips 66 employees in this stock savings feature was $38 million, $45 million and $44 million in 2011, 2010 and 2009, respectively, all of which was compensation expense.

Share-Based Compensation Plans

Until the completion of the separation of Phillips 66 from ConocoPhillips, Phillips 66 employees will continue to participate in the ConocoPhillips share-based compensation plans. Total share-based compensation expense directly allocated to Phillips 66 and the associated tax benefits for the years ended December 31, were as follows:

	Millions of Dollars
	2011	2010	2009
Compensation cost	$46	44	39
Tax benefit	18	17	15

ConocoPhillips share-based compensation programs generally provide accelerated vesting (i.e., a waiver of the remaining period of service required to earn an award) for awards held by employees at the time of their retirement. For share-based awards granted prior to ConocoPhillips’ adoption of Statement of Financial Accounting Standards No. 123(R), codified into FASB ASC Topic 718, “Compensation—Stock Compensation,” ConocoPhillips recognized expense over the time that an employee earned the award, even if the award could not be forfeited due to retirement eligibility. Expense recognition would only be accelerated if the employee actually retired. Share-based compensation expense for awards granted after ConocoPhillips adopted ASC 718 on January 1, 2006, is recognized over the shorter of: (1) the service period (i.e., the stated period of time required to earn the award); or (2) the period beginning at the start of the service period and ending when an employee first becomes eligible for retirement, but not less than six months, which is the minimum time required for an award to not be subject to forfeiture.

Some of ConocoPhillips’ share-based awards vest ratably (i.e., portions of the award vest at different times) while some of the awards cliff vest (i.e., all of the award vests at the same time). For awards that vest ratably granted prior to ConocoPhillips’ adoption of ASC 718, expense is recognized on a straight-line basis over the service period for each portion of the award vesting separately (i.e., as if the one award was actually multiple awards with different requisite service periods). For share-based awards granted after adoption of ASC 718, ConocoPhillips recognizes expense on a straight-line basis over the service period for the entire award, whether the award was granted with ratable or cliff vesting.

Basis of Presentation—The following sections on ConocoPhillips stock options, Stock Unit Program, and Performance Share Program disclose the activity of these awards granted to direct active employees of Phillips 66. Awards to indirect employees of Phillips 66 (e.g., awards to ConocoPhillips corporate staffs that provide services to Phillips 66) are excluded from the following disclosures, as the expense of those awards was either: (1) included in expense allocated to Phillips 66 for certain corporate functions historically performed by ConocoPhillips, through a multi-tiered allocation process in which the individual cost components may or may not be discretely identifiable; or (2) retained at corporate historically but have been allocated to Phillips 66 for the sole purpose of presenting these financial statements (for more information, see Note 1—Separation and Basis of Presentation).

The tables that appear in the following sections display the net change of awards held by employees transferring in and out of Phillips 66 during the year in the line “Transfers in/(out).” This line also includes reductions for awards held by Phillips 66 employees who retired or left the company during the year and ceased being direct active employees.

Stock Options—Stock options granted under the provisions of the 2009 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (the Plan) and earlier plans permit purchases of ConocoPhillips common stock at exercise prices equivalent to the average market price of the stock on the date the options were granted. The options have terms of 10 years and generally vest ratably, with one-third of an option award vesting and becoming exercisable on each anniversary date following its date of grant. Options awarded to employees already eligible for retirement vest within six months of the grant date, but those options do not become exercisable until the end of the normal vesting period.

The following table summarizes the activity of ConocoPhillips stock options granted to direct active employees of Phillips 66 for the three years ended December 31, 2011:

	Options	Weighted- Average Exercise Price	Weighted-Average Grant-Date Fair Value	Millions of Dollars
				Aggregate Intrinsic Value
Outstanding at December 31, 2008	4,652,169	$34.11
Granted	644,200	45.47	$11.18
Exercised	(220,792)	22.04		$6
Forfeited	-	-
Expired or canceled	-	-
Transfers in/(out)	(418,942)	26.41

Outstanding at December 31, 2009	4,656,635	$36.95
Granted	491,200	48.39	$11.70
Exercised	(676,930)	27.16		$20
Forfeited	-	-
Expired or canceled	-	-
Transfers in/(out)	(765,257)	41.87

Outstanding at December 31, 2010	3,705,648	$39.23
Granted	359,500	70.13	$16.70
Exercised	(756,200)	30.55		$32
Forfeited	-	-
Expired or canceled	(2,282)	27.85
Transfers in/(out)	(434,824)	41.40

Outstanding at December 31, 2011	2,871,842	$45.07

Vested at December 31, 2011	2,385,467	$42.56		$74

Exercisable at December 31, 2011	2,083,828	$40.27		$69

The weighted-average remaining contractual term of vested options and exercisable options at December 31, 2011, was 3.97 years and 3.31 years, respectively.

During 2011, ConocoPhillips received $22 million in cash and realized a tax benefit of $8 million from the exercise of options held by direct active employees of Phillips 66. At December 31, 2011, the remaining unrecognized compensation expense from unvested options was $3 million, which will be recognized over a weighted-average period of 19 months, the longest period being 25 months.

The significant assumptions used to calculate the fair market values of ConocoPhillips options granted over the past three years, as calculated using the Black-Scholes-Merton option-pricing model, were as follows:

	2011	2010	2009
Assumptions used
Risk-free interest rate	3.10%	3.23	2.90
Dividend yield	4.00%	4.00	3.50
Volatility factor	33.40%	33.80	32.90
Expected life (years)	6.87	6.65	6.53

The ranges in the assumptions used were as follows:

	2011		2010		2009
	High	Low	High	Low	High	Low
Ranges used
Risk-free interest rate	3.10%	3.10	3.23	3.23	2.90	2.90
Dividend yield	4.00	4.00	4.00	4.00	3.50	3.50
Volatility factor	33.40	33.40	33.80	33.80	32.90	32.90

Volatility was calculated using the most recent ConocoPhillips end-of-week closing stock prices spanning a period equal to the expected life of the options granted. The average of the time lapsed between grant dates and exercise dates of past grants is periodically calculated to estimate the expected life of new option grants.

Upon completion of the separation, the disposition of ConocoPhillips outstanding stock options held by Phillips 66 employees on the distribution date depends on whether the options are exercisable. Each holder of exercisable ConocoPhillips stock options will retain the options and also receive exercisable options of Phillips 66 entitling the holder to purchase the same number of shares of Phillips 66 common stock the holder would have been entitled to receive if he or she had exercised the ConocoPhillips stock options immediately prior to the distribution record date. The exercise prices of both the existing ConocoPhillips options and the new options in Phillips 66 will be adjusted using a formula designed generally to preserve the intrinsic value of the original ConocoPhillips stock options prior to the separation.

Unexercisable ConocoPhillips stock options held by Phillips 66 employees at the separation will be replaced by unexercisable stock options to purchase shares of Phillips 66, with the same terms and conditions as the options replaced, but the exercise price and the number of shares subject to the Phillips 66 options will be adjusted using a formula designed generally to preserve the intrinsic value of the original ConocoPhillips stock options prior to the separation.

Stock Unit Program—Stock units granted under the provisions of the Plan vest ratably, with one-third of the units vesting in 36 months, one-third vesting in 48 months, and the final third vesting 60 months from the date of grant. Upon vesting, the units are settled by issuing one share of ConocoPhillips common stock per unit. Units awarded to employees already eligible for retirement vest within six months of the grant date, but those units are not issued as shares until the end of the normal vesting period. Until issued as stock, most recipients of the units receive a quarterly cash payment of a dividend equivalent that is charged to expense. The grant date fair value of these units is deemed equal to the average ConocoPhillips common stock price on the date of grant. The grant date fair market value of units that do not receive a dividend equivalent while unvested is deemed equal to the average ConocoPhillips common stock price on the grant date, less the net present value of the dividends that will not be received.

The following summarizes the activity of ConocoPhillips stock units granted to direct active employees of Phillips 66 for the three years ended December 31, 2011:

	Stock Units	Weighted-Average Grant-Date Fair Value	Millions of Dollars
			Total Fair Value
Outstanding at December 31, 2008	1,481,090	$60.26
Granted	613,348	44.91
Forfeited	-	-
Issued	(396,234)		$18
Transfers in/(out)	(120,246)	59.07

Outstanding at December 31, 2009	1,577,958	$58.22
Granted	612,648	47.87
Forfeited	-	-
Issued	(324,786)		$16
Transfers in/(out)	(82,945)	59.09

Outstanding at December 31, 2010	1,782,875	$55.21
Granted	432,957	69.52
Forfeited	-	-
Issued	(282,238)		$20
Transfers in/(out)	(124,111)	55.34

Outstanding at December 31, 2011	1,809,483	$56.11

Not Vested at December 31, 2011	1,266,093	$56.34

At December 31, 2011, the remaining unrecognized compensation cost from the unvested units held by direct active employees of Phillips 66 was $36 million, which will be recognized over a weighted-average period of 33 months, the longest period being 52 months.

Upon completion of the separation, ConocoPhillips stock units under this Plan held by Phillips 66 employees will be replaced by stock units of Phillips 66 with the same terms and conditions as the original stock units, but the number of Phillips 66 stock units will be adjusted using a formula generally designed to preserve the intrinsic value of the original stock units prior to the separation.

Performance Share Program—Under the Plan, ConocoPhillips also annually grants to senior management performance stock units (PSUs) that do not vest until either: (1) with respect to awards for periods beginning before 2009, the employee becomes eligible for retirement by reaching age 55 with five years of service; or (2) with respect to awards for periods beginning in 2009, five years after the grant date of the award (although recipients can elect to defer the lapsing of restrictions until retirement after reaching age 55 with five years of service). Accordingly, compensation expense is recognized for these awards beginning on the date of grant and ending on the date the PSUs are scheduled to vest. Since these awards are authorized three years prior to the grant date, compensation expense for employees eligible for retirement by or shortly after the grant date is recognized over the period beginning on the date of authorization and ending on the date of grant. These PSUs are settled by issuing one share of ConocoPhillips common stock per PSU. Until issued as stock, recipients of the PSUs receive a quarterly cash payment of a dividend equivalent that is charged to expense. In its current form, the first grant of PSUs under this program was in 2006.

The following summarizes the activity for ConocoPhillips PSUs granted to direct active employees of Phillips 66 for the three years ended December 31, 2011:

	Performance Share Stock Units	Weighted-Average Grant-Date Fair Value	Millions of Dollars
			Total Fair Value
Outstanding at December 31, 2008	475,682	$68.48
Granted	91,787	45.47
Forfeited	-	-
Issued	-		$-
Transfers in/(out)	(10,507)	64.47

Outstanding at December 31, 2009	556,962	$64.77
Granted	40,706	48.39
Forfeited	-	-
Issued	-		$-
Transfers in/(out)	(132,195)	65.06

Outstanding at December 31, 2010	465,473	$63.25
Granted	84,515	70.13
Forfeited	-	-
Issued	-		$-
Transfers in/(out)	(67,593)	63.69

Outstanding at December 31, 2011	482,395	$64.39

Not Vested at December 31, 2011	295,926	$64.42

At December 31, 2011, the remaining unrecognized compensation cost from unvested PSU awards held by direct active employees of Phillips 66 was $7 million, which will be recognized over a weighted-average period of 41 months, the longest period being 15 years.

Upon completion of the separation, each holder of ConocoPhillips PSUs under this Plan will retain those PSUs and receive PSUs of Phillips 66 in an amount equal to what the holder would have been entitled to receive if the ConocoPhillips PSUs had been settled with ConocoPhillips stock immediately prior to the distribution record date.

Note 17—Income Taxes

Our income taxes as presented are calculated on a standalone basis.

Income taxes charged to income were:

	Millions of Dollars
	2011	2010	2009
Income Taxes
Federal
Current	$733	335	373
Deferred	746	484	(73)
Foreign
Current	126	180	218
Deferred	(9)	(489)	(165)
State and local
Current	133	54	10
Deferred	115	15	5

	$1,844	579	368

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred tax liabilities and assets at December 31 were:

	Millions of Dollars
	2011	2010
Deferred Tax Liabilities
Properties, plants and equipment, and intangibles	$3,480	3,422
Investment in joint ventures	2,336	1,684
Investments in foreign subsidiaries	647	592
Other	112	130

Total deferred tax liabilities	6,575	5,828

Deferred Tax Assets
Benefit plan accruals	45	59
Inventory	70	-
Asset retirement obligations and accrued environmental costs	266	268
Deferred state income tax	233	195
Other financial accruals and deferrals	128	121
Loss and credit carryforwards	364	571
Other	5	1

Total deferred tax assets	1,111	1,215
Less valuation allowance	(210)	(165)

Net deferred tax assets	901	1,050

Net deferred tax liabilities	$5,674	4,778

Current assets, long-term assets, current liabilities and long-term liabilities included deferred taxes of $171 million, $9 million, $51 million and $5,803 million, respectively, at December 31, 2011, and $131 million, $13 million, $105 million and $4,817 million, respectively, at December 31, 2010.

With the exception of certain separate company losses, we did not allocate tax attributes to Phillips 66 at the beginning of the earliest period presented. At the balance sheet dates presented in this footnote, we have credit and loss carryforwards in multiple taxing jurisdictions. These attributes generally have indefinite carryforward periods.

Valuation allowances have been established to reduce deferred tax assets to an amount that will, more likely than not, be realized. During 2011, valuation allowances increased a total of $45 million. This increase is primarily related to foreign loss carryforwards. Based on our historical taxable income, expectations for the future, and available tax-planning strategies, management expects remaining net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as offsets to the tax consequences of future taxable income.

At December 31, 2011 and 2010, income considered to be permanently reinvested in certain foreign subsidiaries and foreign corporate joint ventures totaled approximately $1,081 million and $904 million, respectively. Deferred income taxes have not been provided on this income, as we do not plan to initiate any action that would require the payment of income taxes. It is not practicable to estimate the amount of additional tax that might be payable on this foreign income if distributed.

The following table shows a reconciliation of the beginning and ending unrecognized tax benefits for 2011, 2010 and 2009:

	Millions of Dollars
	2011	2010	2009

Balance at January 1	$166	178	171
Additions based on tax positions related to the current year	11	11	11
Additions for tax positions of prior years	27	88	8
Reductions for tax positions of prior years	(32)	(46)	(2)
Settlements	(2)	(65)	(8)
Lapse of statute	(1)	-	(2)

Balance at December 31	$169	166	178

Included in the balance of unrecognized tax benefits for 2011, 2010 and 2009 were $114 million, $122 million and $54 million, respectively, which, if recognized, would affect our effective tax rate.

At December 31, 2011, 2010 and 2009, accrued liabilities for interest and penalties totaled $9 million, $16 million and $39 million, respectively, net of accrued income taxes. Interest and penalties benefitted earnings by $7 million, $6 million and $4 million in 2011, 2010 and 2009, respectively.

We and ConocoPhillips file tax returns in the U.S. federal jurisdiction and in many foreign and state jurisdictions. Audits in major jurisdictions are generally complete as follows: United Kingdom (2008), Germany (2006) and United States (2006). Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the many jurisdictions in which we operate around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible such changes could be significant when compared with our total unrecognized tax benefits, but the amount of change is not estimable.

The amounts of U.S. and foreign income (loss) before income taxes, with a reconciliation of tax at the federal statutory rate with the provision for income taxes, were:

	Millions of Dollars			Percent of Pretax Income
	2011	2010	2009	2011	2010	2009
Income (loss) before income taxes
United States	$6,172	2,283	433	93.2%	173.1	51.1
Foreign	452	(964)	414	6.8	(73.1)	48.9

	$6,624	1,319	847	100.0%	100.0	100.0

Federal statutory income tax	$2,318	462	296	35.0%	35.0	35.0
Goodwill allocated to assets sold	96	25	21	1.4	1.9	2.4
Capital loss utilization	(619)	-	-	(9.3)	-	-
Tax on foreign operations	(61)	72	43	(0.9)	5.5	5.0
Federal manufacturing deduction	(53)	(15)	-	(0.8)	(1.1)	-
State income tax	161	45	10	2.4	3.4	1.2
Other	2	(10)	(2)	-	(0.8)	(0.2)

	$1,844	579	368	27.8%	43.9	43.4

During 2011, we recognized a significant tax capital loss on disposition of the legal entity which ultimately held the Wilhelmshaven Refinery assets. The tax benefit of this loss was realized in 2011 because of other capital gains that occurred.

The change in the effective tax rates for 2011, as compared with 2010 and 2009, was primarily due to the effect of asset sales in 2011, which decreased the effective tax rate. In addition, the impairment of the Wilhelmshaven Refinery in 2010, and the payment of a dividend in 2009, both adversely affected effective tax rates in those years. Statutory tax rate changes did not have a significant impact on our income tax expense in 2011, 2010 or 2009.

With certain exceptions, we do not make cash tax payments directly to taxing jurisdictions; rather, our share of our parent’s tax payments are reflected as changes in parent company investment. Direct cash tax payments for certain state income taxes and those made by dedicated foreign entities totaled $327 million, $239 million and $236 million for the years 2011, 2010 and 2009, respectively.

Note 18—Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income in the net investment section of the balance sheet included:

	Millions of Dollars
	Defined Benefit Plans	Foreign Currency Translation	Hedging	Accumulated Other Comprehensive Income (Loss)

December 31, 2008	$(134)	241	(10)	97
Other comprehensive income	35	192	5	232

December 31, 2009	(99)	433	(5)	329
Other comprehensive income (loss)	(17)	(99)	1	(115)

December 31, 2010	(116)	334	(4)	214
Other comprehensive income (loss)	(29)	(64)	1	(92)

December 31, 2011	$(145)	270	(3)	122

Note 19—Other Financial Information

	Millions of Dollars
	2011	2010	2009
Other Income
Interest income	$33	42	47
Other, net	12	47	41

	$45	89	88

Research and Development Expenditures—expensed	$74	56	36

Advertising Expenses	$63	59	47

Shipping and Handling Costs*	$12	11	10

*Amounts included in operating expenses.

Foreign Currency Transaction (Gains) Losses—after-tax
R&M	$(24)	60	(39)
Midstream	-	1	1
Chemicals	-	-	-
Corporate and Other	-	-	-

	$(24)	61	(38)

Note 20—Related Party Transactions

Significant transactions with related parties were:

	Millions of Dollars
	2011	2010	2009

Operating revenues and other income (a)	$9,034	7,411	6,922
Net gain on dispositions (b)	156	-	-
Purchases (c)	34,558	26,754	21,888
Operating expenses and selling, general and administrative expenses (d)	361	401	356
Net interest expense (e)	10	10	11

(a)	We sold crude oil to MRC. Natural gas liquids, solvents and petrochemical feedstocks were sold to CPChem, gas oil and hydrogen feedstocks were sold to Excel Paralubes and refined products were sold primarily to CFJ Properties. Beginning in the third quarter of 2010, CFJ was no longer considered a related party due to the sale of our interest. Crude, blendstock and other intermediate products were sold to WRB. In addition, we charged several of our affiliates, including CPChem and MSLP, for the use of common facilities, such as steam generators, waste and water treaters and warehouse facilities.

(b)	In 2011, we sold the Seaway Products Pipeline to DCP Midstream for cash proceeds of $400 million, resulting in a before-tax gain of $156 million.

(c)	We purchased refined products from WRB. We purchased natural gas and natural gas liquids from DCP Midstream and CPChem for use in our refinery processes and other feedstocks from various affiliates. We purchased refined products from MRC. We also paid fees to various pipeline equity companies for transporting finished refined products. In addition, we paid a price upgrade to MSLP for heavy crude processing. We purchased base oils and fuel products from Excel Paralubes for use in our refinery and specialty businesses.

(d)	We paid utility and processing fees to various affiliates. Additionally, we paid transportation fees to pipeline equity companies.

(e)	We incurred interest expense on a note payable to MSLP. See Note 6—Investments, Loans and Long-Term Receivables and Note 11—Debt, for additional information on loans with affiliated companies.

Also included in the table above are transactions with ConocoPhillips and its consolidated subsidiaries that are not part of Phillips 66. These transactions include crude oil purchased from ConocoPhillips as feedstock for our refineries and power sold to ConocoPhillips from our power generation facilities. For the years 2011, 2010 and 2009, sales to ConocoPhillips were $1,197 million, $991 million and $744 million, respectively, while purchases from ConocoPhillips were $15,798 million, $13,345 million and $11,336 million, respectively.

As discussed in Note 1—Separation and Basis of Presentation, the combined statement of income includes expense allocations for certain corporate functions historically performed by ConocoPhillips and not allocated to its operating segments, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. Net charges from ConocoPhillips for these services, reflected in selling, general and administrative expenses in the combined statement of income were $180 million, $176 million and $133 million for 2011, 2010 and 2009, respectively.

Net Parent Company Investment

The following is a reconciliation of the amounts presented as “Net transfers from (to) parent company” on the combined statement of changes in net investment and the amounts presented as “Contributions from (distributions to) parent company” on the combined statement of cash flows.

	Millions of Dollars
	2011	2010	2009
Net transfers from (to) parent company per the combined statement of changes in net investment	$(7,420)	(1,536)	1,210
Non-cash adjustments
Foreign currency translation adjustments on net parent company investment	(18)	136	(101)
Net transfers of assets and liabilities with parent company	(33)	(11)	(53)

Contributions from (distributions to) parent company per the combined statement of cash flows	$(7,471)	(1,411)	1,056

Note 21—Segment Disclosures and Related Information

We have organized our reporting structure based on the grouping of similar products and services, resulting in three operating segments:

1)	R&M—This segment purchases, refines, markets and transports crude oil and petroleum products, mainly in the United States, Europe and Asia. At December 31, 2011, we owned or had an interest in 12 refineries in the United States, one in the United Kingdom, one in Ireland, one in Germany, and one in Malaysia. This segment also includes power generation operations. The R&M segment’s U.S. and international operations are disclosed separately for reporting purposes.

2)	Midstream—This segment gathers, processes, transports and markets natural gas and fractionates and markets natural gas liquids, predominantly in the United States. The Midstream segment primarily consists of our 50 percent equity investment in DCP Midstream.

3)	Chemicals—This segment manufactures and markets petrochemicals and plastics on a worldwide basis. The Chemicals segment consists of our 50 percent equity investment in CPChem.

Corporate and Other includes general corporate overhead, interest expense and various other corporate activities.

Analysis of Results by Operating Segment

	Millions of Dollars
	2011	2010	2009
Sales and Other Operating Revenues
R&M
United States	$127,219	94,690	73,976
International	61,093	45,280	34,472
Intersegment eliminations—U.S.	(509)	(402)	(375)

R&M	187,803	139,568	108,073

Midstream
Total sales	8,770	7,383	4,915
Intersegment eliminations	(499)	(407)	(307)

Midstream	8,271	6,976	4,608

Chemicals	11	11	11
Corporate and Other	3	6	-

Combined sales and other operating revenues	$196,088	146,561	112,692

Depreciation, Amortization and Impairments
R&M
United States	$1,180	747	707
International	195	1,829	235

Total R&M	1,375	2,576	942

Midstream	2	2	2
Chemicals	-	-	-
Corporate and Other	3	1	1

Combined depreciation, amortization and impairments	$1,380	2,579	945

	Millions of Dollars
	2011	2010	2009
Equity in Earnings of Affiliates
R&M
United States	$1,284	605	429
International	94	114	12

Total R&M	1,378	719	441

Midstream	490	362	353
Chemicals	975	684	298
Corporate and Other	-	-	-

Combined equity in earnings of affiliates	$2,843	1,765	1,092

Income Taxes
R&M
United States	$1,440	608	(4)
International	39	(272)	210

Total R&M	1,479	336	206

Midstream	210	142	170
Chemicals	252	194	67
Corporate and Other	(97)	(93)	(75)

Combined income taxes	$1,844	579	368

Net Income Attributable to Phillips 66
R&M
United States	$3,637	1,013	(124)
International	211	(867)	195

Total R&M	3,848	146	71

Midstream	403	262	317
Chemicals	716	486	228
Corporate and Other	(192)	(159)	(140)

Combined net income attributable to Phillips 66	$4,775	735	476

	Millions of Dollars
	2011	2010	2009
Investments In and Advances To Affiliates
R&M
United States	$4,167	4,135	3,810
International	1,326	1,304	1,142

Total R&M	5,493	5,439	4,952

Midstream	1,743	1,898	1,877
Chemicals	2,998	2,518	2,446
Corporate and Other	-	-	-

Combined investments in and advances to affiliates	$10,234	9,855	9,275

Total Assets
R&M
United States	$25,056	26,123	24,746
International	8,902	9,308	9,305
Goodwill	3,332	3,633	3,638

Total R&M	37,290	39,064	37,689

Midstream	2,900	3,128	2,694
Chemicals	2,999	2,732	2,451
Corporate and Other	22	31	46

Combined total assets	$43,211	44,955	42,880

Capital Expenditures and Investments
R&M
United States	$751	798	1,294
International	237	276	513

Total R&M	988	1,074	1,807

Midstream	17	68	639
Chemicals	-	-	-
Corporate and Other	17	8	15

Combined capital expenditures and investments	$1,022	1,150	2,461

Interest Income and Expense
Interest income
R&M	$33	42	47

Interest and debt expense
Corporate	$17	1	1

Sales and Other Operating Revenues by Product Line
Refined products	$146,834	108,182	87,948
Crude oil resales	38,259	28,836	18,760
Natural gas liquids	10,024	8,468	5,483
Other	971	1,075	501

Combined sales and other operating revenues by product line	$196,088	146,561	112,692

Geographic Information

	Millions of Dollars
	Sales and Other Operating Revenues*			Long-Lived Assets**
	2011	2010	2009	2011	2010	2009
United States	$134,499	100,914	77,994	21,196	21,224	20,701
United Kingdom	26,976	20,125	14,169	1,927	1,929	2,029
Germany	10,647	9,070	9,950	547	849	2,660
Other foreign countries	23,966	16,452	10,579	1,335	1,262	1,123

Worldwide combined	$196,088	146,561	112,692	25,005	25,264	26,513

*Sales and other operating revenues are attributable to countries based on the location of the operations generating the revenues.

**Defined as net properties, plants and equipment plus investments in and advances to affiliated companies.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (Combined)

	Millions of Dollars
Description	Balance at January 1	Charged to Expense	Other (a)	Deductions		Balance at December 31
2011
Deducted from asset accounts:
Allowance for doubtful accounts and notes receivable	$7	7	-	(1	)(b)	13
Deferred tax asset valuation allowance	165	54	(9)	-		210

2010
Deducted from asset accounts:
Allowance for doubtful accounts and notes receivable	$16	-	-	(9	)(b)	7
Deferred tax asset valuation allowance	41	131	(2)	(5)		165

2009
Deducted from asset accounts:
Allowance for doubtful accounts and notes receivable	$20	49	1	(54	)(b)	16
Deferred tax asset valuation allowance	36	3	2	-		41

(a)Represents acquisitions/dispositions/revisions and the effect of translating foreign financial statements.

(b)Amounts charged off less recoveries of amounts previously charged off.